NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS OF

NOVAGOLD RESOURCES INC.

TO BE HELD ON MARCH 28, 2012

AND

MANAGEMENT PROXY CIRCULAR WITH RESPECT TO A PROPOSED
PLAN OF ARRANGEMENT INVOLVING NOVAGOLD RESOURCES INC.,
ITS SECURITYHOLDERS AND NOVACOPPER INC.

Dated February 27, 2012

February 27, 2012

Dear Securityholders,

The directors of NovaGold Resources Inc. (“NovaGold” or the “Company”) invite you to attend the special meeting (the “Meeting”) of the holders of common shares of the Company (the “Shareholders”), holders of options (“Optionholders”), performance share units and deferred share units of the Company (the “Security-Based Compensation Holders”) and holders of warrants (the “Warrantholders” and, together with the Shareholders and the Security-Based Compensation Holders, the “Securityholders”) to be held at the Pan Pacific Hotel, Oceanview Room, 999 Canada Place, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time) on March 28, 2012.

At the Meeting, Securityholders will be asked to, among other things, pass a special resolution approving a statutory plan of arrangement (the “Arrangement”). The Arrangement involves, among other things, the distribution of common shares (the “NovaCopper Shares”) of NovaCopper Inc. (“NovaCopper”), a wholly-owned subsidiary of the Company, to our Shareholders such that each Shareholder will hold: (i) one new common share of the Company (“New NovaGold Share”) for each common share of the Company (“Company Share”) held on the effective date of the Arrangement; and (ii) one NovaCopper Share for every six Company Shares held on the effective date of the Arrangement. Options, performance share units, deferred share units and warrants of the Company (collectively, the “Convertible Securities”) will also be adjusted such that the holder will, with respect to Convertible Securities other than Options, upon exercise or conversion of the Convertible Securities, as applicable, receive (i) one New NovaGold Share for each Company Share issuable upon exercise or conversion of the Convertible Security (other than Options) immediately prior to the effective date of the Arrangement; and (ii) one NovaCopper Share for every six Company Shares issuable upon exercise or conversion of the Convertible Security (other than Options) immediately prior to the effective date of the Arrangement. Holders of Options will be deemed to have exchanged their NovaGold Options for New NovaGold Options and NovaCopper Arrangement Options, as more particularly described herein.

NovaCopper holds, through its wholly-owned subsidiary, NovaCopper US Inc., the Company’s interest in the Ambler project located in Alaska and approximately US$40 million in cash.

It is a condition to the completion of the Arrangement that the Company receive conditional approval from the Toronto Stock Exchange (the “TSX”) for the listing of the NovaCopper Shares on the TSX. Further, it is also condition to the completion of the Arrangement that NovaCopper become a reporting issuer pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and receive conditional approval from the NYSE Amex LLC (the “AMEX”) for the listing of the NovaCopper Shares on the AMEX. Listing on the TSX and the AMEX will be subject to NovaCopper meeting the applicable listing requirements and conditions and receiving final approval of such exchanges.

The directors of the Company believe that the creation of two separate public companies, one focused on gold and one focused on copper, will enhance their respective business operations and provide Securityholders with additional investment choices and enhanced flexibility.

After careful consideration, the board of directors of NovaGold (the “Board of Directors”) has unanimously determined that the Arrangement is fair to Securityholders and is in the best interests of the Company. A description of the various factors considered by the Board of Directors in arriving at this determination is contained in the enclosed Management Proxy Circular. The Board of Directors of the Company has unanimously approved the Arrangement and recommends that Securityholders vote in favour of the special resolution approving the Arrangement.

To be effective, the Arrangement must be approved by a special resolution passed by (i) at least three-quarters of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Company Share held, (ii) at least three-quarters of the votes cast by Security-Based Compensation Holders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each option, performance share unit or deferred share unit (collectively, the “Compensation Securities”) as applicable, held; and (iii) at least three-quarters of the votes cast by Warrantholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each warrant held. The officers and directors of the Company, holding in the aggregate approximately 1% of the issued and outstanding Company Shares and 91% of the issued and outstanding Compensation Securities, have indicated their support for the Arrangement. Electrum Strategic Resources LLC, holding approximately 19% of the issued and outstanding Company Shares and 86% of the issued and outstanding warrants has also indicated its support for the Arrangement.

At the Meeting, Shareholders will also be asked to pass a special resolution approving an amendment to the Articles of the Company to increase the maximum number of directors from ten to fifteen, an ordinary resolution approving and ratifying the NovaCopper Equity Incentive Plan and ordinary resolutions approving certain share and option grants to be made to NovaCopper’s Chief Executive Officer, Rick Van Niewenhuyse.

Your vote is important regardless of the number of Company Shares that you own. If you are a registered holder of Company Shares and/or Convertible Securities, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy in the return envelope addressed to Computershare Investor Services Inc. to be received by no later than 2:00 p.m. (Vancouver time) on March 26, 2012, to ensure that your Company Shares are voted at the Meeting in accordance with your instructions, whether or not you are able to attend in person. If you hold your Company Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your Company Shares.

We would like to thank all Securityholders for their support as we proceed with this important step towards the advancement of our projects.

Sincerely,

"Gregory A. Lang"

Gregory A. Lang
President and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT a special meeting (the “Meeting”) of holders of common shares (“Shareholders”) of NovaGold Resources Inc. (the “Company”), holders of options, performance share units and deferred share units of the Company (the “Security-Based Compensation Holders”) and holders of warrants of the Company (the “Warrantholders” and, together with the Shareholders and the Security-Based Compensation Holders, the “Securityholders”) will be held at the Pan Pacific Hotel, Oceanview Room, 999 Canada Place, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time) on March 28, 2012, for the following purposes:

1.

to consider and, if deemed appropriate, pass a special resolution (the “Arrangement Resolution”), the full text of which is attached as Schedule “A” to the accompanying Management Proxy Circular, with or without variation, approving an arrangement (the “Arrangement”) under Section 130 of the Companies Act (Nova Scotia) (the “NSCA”) among the Company, its Securityholders and NovaCopper Inc. (“NovaCopper”), which will involve, among other things, certain exchanges of securities resulting in common shares of NovaCopper being distributed to Shareholders;

In addition, Shareholders of the Company will be asked:

2.	to consider and, if deemed appropriate, pass a special resolution approving an amendment to the Company’s Articles to increase the maximum number of directors from ten to fifteen;

3.

to consider and, if deemed appropriate, approve and ratify a grant of 1,875,000 NovaCopper stock options to Rick Van Nieuwenhuyse, which grant will be outside of the equity incentive plan for NovaCopper;

4.

to consider and, if deemed appropriate, approve and ratify a grant of 135,000 NovaCopper Common Shares to Rick Van Nieuwenhuyse, which grant will be outside of the equity incentive plan for NovaCopper;

5.	to consider and, if deemed appropriate, approve and ratify an equity incentive plan for NovaCopper; and

6.

to transact such further or other business, including without limitation such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting and any adjournments thereof.

Pursuant to an Interim Order of the Supreme Court of Nova Scotia and pursuant to the NSCA, Securityholders have the right to dissent in respect of the Arrangement Resolution. The dissent rights are described in the accompanying Management Proxy Circular. Failure to strictly comply with the requirements regarding the right to dissent may result in the loss or unavailability of any right of dissent.

The accompanying Management Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy.

Only Securityholders of record at the close of business on February 24, 2012 will be entitled to receive notice of and vote at the Meeting or any adjournment thereof. Registered Securityholders unable to attend the Meeting are requested to date, sign and return the accompanying form of proxy in accordance with the instructions set out in the form of proxy. To be effective proxies must be received by 2:00 p.m. (Vancouver time) on March 26, 2012.

If you are a non-registered Securityholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Securities not being eligible to be voted by proxy at the Meeting.

DATED at Vancouver, British Columbia, as of this 27th day of February, 2012.

By Order of the Board

Gregory A. Lang
President and Chief Executive Officer

2

INFORMATION FOR UNITED STATES SHAREHOLDERS

The New NovaGold Shares, the NovaCopper Shares, the New NovaGold Options and the NovaCopper Arrangement Options issuable to Securityholders in exchange for their securities pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. See “Conduct of Meeting and Other Approvals – Court Approval of the Arrangement”.

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act, by virtue of an exemption applicable to proxy solicitations by a “foreign private issuer,” as defined in Rule 3b-4 under the U.S. Exchange Act. The solicitation of proxies and transactions contemplated herein are being made by a Canadian issuer in accordance with Canadian corporate and securities laws, and this Management Proxy Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders should be aware that requirements under such Canadian laws and such disclosure requirements may differ from requirements under United States corporate and securities laws relating to United States corporations. The audited financial statements of NovaCopper, audited carve-out financial statements, unaudited interim carve-out financial statements and unaudited pro forma consolidated financial statements included in this Management Proxy Circular have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations. Likewise, unless expressly noted, information concerning the properties and operations of NovaGold and NovaCopper contained or incorporated herein by reference has been prepared in accordance with disclosure requirements applicable in Canada and such disclosure requirements are materially different from those of the SEC.

The enforcement by Securityholders of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Arrangement are organized under the laws of jurisdictions other than the United States, that some or all of the officers and directors are residents of countries other than the United States, that some or all of the experts named in this Management Proxy Circular may be residents of countries other than the United States, and that a substantial portion of the assets of the parties to the Arrangement may be located outside the United States. As a result, it may be difficult or impossible for Securityholders to effect service of process within the United States upon the parties to the Arrangement, their respective officers, and directors or the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the securities laws of the United States. In addition, Securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the securities laws of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the securities laws of the United States.

U.S. Holders of Securities should be aware that the Arrangement described in this Management Information Circular might have tax consequences both in Canada and in the United States which are not described fully herein. See “Income Tax Considerations — Certain Canadian Federal Income Tax Considerations”, “—Canadian Federal Income Tax Considerations for NovaGold Optionholders and Holders of DSUs and PSUs” “—Certain United States Federal Income Tax Considerations for Shareholders” and “—Certain United States Federal Income Tax Considerations for NovaGold Option Holders and Holders of DSUs and PSUs”. U.S. Holders of Securities should consult their own tax advisor for advice on the Arrangement.

Mineral reserve and resource estimates included or incorporated by reference in this Management Information Circular were prepared in accordance with the Canadian Securities Administrators’ NI 43-101 (as defined below), which sets out Canadian standards for public disclosure of scientific and technical information concerning mineral projects. The requirements of NI 43-101 are materially different from the SEC’s requirements regarding disclosure of mineral reserve and resource estimates. For example, the SEC generally prohibits disclosure of estimates of mineral resources. Under the rules of the SEC, a deposit may not be recognized as a “reserve” unless a determination has been made that it may be economically and legally produced or extracted at the time the determination is made. “Resources” are not “reserves” and Securityholders in the United States are cautioned that “resources” may never be converted into “reserves”. Further, “resources” classified as “inferred resources” have a greater amount of uncertainty and may never be upgraded to a higher category. Securityholders should not assume that all or any part of an “inferred resource” exists or can be legally or economically mined.

The New NovaGold Shares and NovaCopper Shares issuable to Securityholders pursuant to the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” of the Company or NovaCopper, as applicable, after the Effective Time or were affiliates of the Company or NovaCopper, as applicable, within 90 days prior to the Effective Time. See “Securities Law Considerations – United States Federal Securities Laws”.

THE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS MANAGEMENT PROXY CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in this Management Proxy Circular, including the schedules hereto. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein. Unless otherwise indicated, all currency amounts are stated in Canadian dollars. All currency amounts in Schedule “I” are stated in United States dollars. The information contained herein is as of February 27, 2012 unless otherwise indicated.

Capitalized terms used in this Summary are defined in the “Glossary of Terms” or elsewhere in this Management Proxy Circular.

THE MEETING

Time, Date, and Place of Meeting

The Meeting will be held on March 28, 2012 at the Pan Pacific Hotel, Oceanview Room, 999 Canada Place, Vancouver, British Columbia, at 2:00 p.m. (Vancouver time).

The Record Date for the Purposes of the Meeting

The date set by the Company for determining Registered Securityholders entitled to receive notice of and vote at the Meeting is February 24, 2012.

Purpose of the Meeting

At the Meeting, Registered Securityholders will be asked to approve the Arrangement Resolution, as required by the Interim Order. Registered Shareholders will also be asked to:

(i)	approve an amendment to the Company’s Articles to increase the maximum number of directors from ten to fifteen;

(ii)	approve and ratify the grant of 1,875,000 NovaCopper Options to Rick Van Nieuwenhuyse;

(iii)	approve and ratify the grant of 135,000 NovaCopper Shares to Rick Van Nieuwenhuyse; and

(iv)	approve and ratify the NovaCopper Equity Incentive Plan.

Votes Required for the Arrangement

Pursuant to the Interim Order, the Arrangement Resolution requires the affirmative vote of (i) at least three-quarters of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Company Share held, (ii) at least three-quarters of the votes cast by Security-Based Compensation Holders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for Compensation Security held; and (iii) at least three-quarters of the votes cast by Warrantholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Warrant held.

Votes Required for Other Matters to be Acted Upon

The resolution amending the Company’s Articles to increase the maximum number of directors from ten to fifteen requires the affirmative vote of not less than three-quarters of the votes of Shareholders voting in person or by proxy at the Meeting.

The resolution approving and ratifying the grant of 1,875,000 NovaCopper Options to Rick Van Nieuwenhuyse requires the affirmative vote of not less than one-half of the votes of Shareholders voting in person or by proxy at the Meeting.

The resolution approving and ratifying the grant of 135,000 NovaCopper Shares to Rick Van Nieuwenhuyse requires the affirmative vote of not less than one-half of the votes of Shareholders voting in person or by proxy at the Meeting.

The resolution approving and ratifying an equity incentive plan for NovaCopper requires the affirmative vote of not less than one-half of the votes of Shareholders voting in person or by proxy at the Meeting.

PARTICULARS OF THE MATTERS TO BE ACTED UPON: THE ARRANGEMENT

The Arrangement will occur by statutory plan of arrangement under Section 130 of the NSCA involving the Company, the Securityholders and NovaCopper. The principal features of the Arrangement are summarized below, and the following is qualified in its entirety by reference to the full text of the Plan of Arrangement.

Background to the Arrangement

During 2011, management of the Company undertook a strategic review of the alternatives available to enhance Shareholder value. Based on this review, management determined that it would be in the best interest of the Company to separate the Company’s Ambler Project into a separate company.

See “Particulars of the Matters to be Acted Upon: The Arrangement – Background to the Arrangement”.

Effect of the Arrangement

As a result of the Arrangement, Shareholders (other than Dissenting Securityholders) will hold: (i) one New NovaGold Share for each Company Share held at the close of business on the Effective Date; and (ii) one NovaCopper Share for every six NovaGold Shares held at the close of business on the Effective Date. Convertible Securities other than Options, will also be adjusted such that the holder will, upon exercise or conversion of such Convertible Security, receive (i) one New NovaGold Share for each Company Share issuable upon exercise or conversion of the Convertible Security immediately prior to the Effective Date of the Arrangement; and (ii) 0.1667 of a NovaCopper Share for every Company Share issuable upon exercise or conversion of the Convertible Security immediately prior to the Effective Date of the Arrangement. Each Option will be exchanged for (i) a New NovaGold Option exercisable for a New NovaGold Share and (ii) a NovaCopper Arrangement Option exercisable for 0.1667 of a NovaCopper Share. The Effective Date is expected to be on or about April 30, 2012. The record date for determining the Securityholders entitled to participate in the Arrangement will be the Effective Date.

Upon completion of the Arrangement, NovaCopper will hold all of the Company’s interest in the Ambler Project and approximately US$40 million in cash.

See “Particulars of the Matters to be Acted Upon: The Arrangement – Effect of the Arrangement”.

Principal Steps of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Schedule “B” to this Management Proxy Circular. This document should be read carefully in its entirety.

Pursuant to the Plan of Arrangement, save and except for Dissenting Shares, the following principal steps will occur and be deemed to occur in the following chronological order as part of the Arrangement:

(a)	at the Effective Time, the authorized share structure of the Company shall be reorganized and altered by:

(i)	renaming and redesignating all of the issued and unissued Company Shares as Class A Shares, and

(ii)	creating the New NovaGold Shares;

(b)	the Company’s Articles shall be amended to reflect the alterations in (a) above;

(c)	five (5) minutes after the Effective Time, each Option will be deemed to be exchanged for:

(i)

one New NovaGold Option to acquire one New NovaGold Share at an exercise price equal to the original exercise price of the Option multiplied by the Fair Market Value of the New NovaGold Share at the Effective Time divided by the total at the Effective Time, of the Fair Market Value of a New NovaGold Share and the Fair Market Value of 0.1667 of a NovaCopper Share; and

(ii)

one NovaCopper Arrangement Option to acquire 0.1667 of a NovaCopper Share at the exercise price equal to the original exercise price of the Option multiplied by the Fair Market Value of 0.1667 of a NovaCopper Share at the Effective Time divided by the total at the Effective Time, of the Fair Market Value of one New NovaGold Share and 0.1667 of a NovaCopper Share at the Effective Time,

provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amounts of the New NovaGold Option and the NovaCopper Arrangement Option immediately after the exchange does not exceed the In the Money Amount of the Option immediately before the exchange;

(d)	ten (10) minutes after the Effective Time, each Warrant shall be deemed to be amended to entitle the Warrantholder to receive, upon due exercise of the Warrant, for the original exercise price:

	(i)	one New NovaGold Share for each Company Share that was issuable upon due exercise of the Warrant immediately prior to the Effective Time; and

	(ii)	0.1667 of a NovaCopper Share for each Company Share that was issuable upon due exercise of the Warrant immediately prior to the Effective Time;

(e)

fifteen (15) minutes after the Effective Time, the PSUs shall be deemed to be amended pursuant to the terms of the Company’s 2009 Performance Share Unit Plan (the “PSU Plan”) to entitle the PSU holder to receive, upon the Payout Date:

(i)

one New NovaGold Share for each Company Share that was issuable upon payout of the PSU immediately prior to the Effective Time, or, at the election of the Company, a payout in cash in lieu of New NovaGold Shares in accordance with the PSU Plan; and

(ii)

0.1667 of a NovaCopper Share for each Company Share that was issuable upon payout of the PSU immediately prior to the Effective Time, or, at the election of the Company, a payout in cash in lieu of NovaCopper Shares in accordance with the PSU Plan;

(f)	twenty (20) minutes after the Effective Time, the DSUs shall be deemed to be exchanged for New DSUs entitling the holder to receive, upon redemption:

	(i)	one New NovaGold Share for each Company Share that was issuable upon redemption of the DSU immediately prior to the Effective Time; and

	(ii)	0.1667 of a NovaCopper Share for each Company Share that was issuable upon redemption of the DSU immediately prior to the Effective Time;

provided that the Compensation Committee of the Board of Directors shall be entitled to adjust the number of New NovaGold Shares or NovaCopper Shares issuable under a New DSU in order that the Fair Market Value of the New DSU immediately after the exchange does not exceed the Fair Market Value of a DSU immediately before the exchange; and

(g)	twenty-five (25) minutes after the Effective Time, Shareholders will receive:

	(i)	one New NovaGold Share in exchange for each Class A Share outstanding on the Effective Date; and

	(ii)	0.1667 of a NovaCopper Share in exchange for each Class A Share outstanding on the Effective Date,

and such Shareholders shall cease to be the holders of the Class A Shares so exchanged.

While each Shareholder’s fractional NovaCopper Shares will be combined, no fractional shares will be issued and Shareholders will not receive any compensation in lieu thereof. The name of each Shareholder who is so deemed to exchange his, her or its Class A Shares, shall be removed from the central securities register of Class A Shares with respect to the Class A Shares so exchanged and shall be added to the central securities registers of New NovaGold Shares and NovaCopper Shares as the holder of the number of New NovaGold Shares and NovaCopper Shares, deemed to have been received on the exchanges. The aggregate paid up capital of the New NovaGold Shares will be equal to the paid up capital of the Class A Shares immediately prior to the reorganization less the fair market value of the NovaCopper Shares. The NovaCopper Arrangement Options will be governed by the same terms and conditions as set forth in the Option Plan, and the requirements of the TSX and applicable securities laws. The NovaCopper Arrangement Options will not be granted or governed pursuant to the terms of the NovaCopper Equity Incentive Plan.

The Board of Directors of the Company may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Securityholders.

See “Particulars of the Matters to be Acted Upon: The Arrangement – Principal Steps of the Arrangement”.

Reasons for the Arrangement

The Board of Directors believes that the Arrangement is in the best interests of the Company for the following reasons:

(a)

the Arrangement is expected to enhance the ability of each of the Company and NovaCopper to pursue its independent corporate objectives and strategies, with a view to maximizing Shareholder value. In particular, the Arrangement will allow the Company to focus on advancing its flagship property, Donlin Gold;

(b)

the creation of two separate companies dedicated to the pursuit of their respective businesses will provide Securityholders with additional investment flexibility, as they will hold a direct interest in two companies, each of which is focused on different objectives;

(c)	the Arrangement is expected to improve the market’s identification and valuation of the Ambler Project;

(d)	the potential for Securityholders to benefit from diversifying their existing shareholdings into two companies, each of which is valued differently based on various factors unique to each business;

(e)

the procedures by which the Arrangement is to be approved, including the requirement for approval of the Arrangement by the Court after a hearing at which fairness to the Securityholders will be considered;

(f)	the availability of rights of dissent to Securityholders with respect to the Arrangement; and

(g)	the expected tax treatment of the Company and the Shareholders under the Arrangement.

See “Particulars of the Matters to be Acted Upon: The Arrangement – Reasons for the Arrangement” in the Management Proxy Circular.

Recommendation of the Directors

The Board of Directors has unanimously approved the Arrangement and recommends that the Securityholders vote in favour of the Arrangement Resolution. See “Particulars of the Matters to be Acted Upon: The Arrangement – Recommendation of the Directors”.

The officers and directors of the Company, holding in the aggregate approximately 1% of the issued and outstanding Company Shares and 91% of the issued and outstanding Compensation Securities, have indicated their support for the Arrangement. Electrum Strategic Resources LLC, holding approximately 19% of the issued and outstanding Company Shares and 86% of the issued and outstanding warrants has also indicated its support for the Arrangement.

Conditions to the Arrangement Becoming Effective

The Arrangement is subject to the satisfaction of, on or before the Effective Date, the following conditions:

(a)	the Arrangement Resolution, with or without amendment, shall have been passed at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to the Company and NovaCopper;

(c)	the TSX shall have received notice of the Arrangement in accordance with its rules and policies, and shall have no objection to the Arrangement as of the Effective Date;

(d)	the TSX shall have conditionally approved the listing of the NovaCopper Shares issuable under the Arrangement, subject to compliance with the requirements of the TSX;

(e)

NovaCopper shall become subject to the reporting requirements of the U.S. Exchange Act and the AMEX shall have conditionally approved the listing of the NovaCopper Shares issuable under the Arrangement, subject to compliance with the requirements of the AMEX;

(f)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Plan of Arrangement;

(g)

all consents, orders and approvals, including regulatory and judicial approvals and orders, required or necessary or desirable for the completion of the transactions provided for in the Plan of Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to the Company and NovaCopper;

(h)	Dissent Rights shall not have been exercised by holders of greater than 5% of the outstanding Company Shares, Compensation Securities or Warrants; and

(i)	the Arrangement shall not have been terminated.

See “Arrangement – Conditions to the Arrangement Becoming Effective” in the Management Proxy Circular.

Court Approval of the Arrangement

Under the NSCA, the Company is required to obtain the approval of the Court to the calling of the Meeting and to the Arrangement. On February 27, 2012, prior to mailing the material in respect of the Meeting, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for Final Order approving the Arrangement are attached as Schedule “C” to this Management Proxy Circular.

The Court hearing in respect of the Final Order is scheduled to take place at 9:30 a.m. (Halifax time)/5:30 a.m. (Vancouver time) on April 16, 2012, or as soon thereafter as the Court may direct or counsel for the Company may be heard, at the Courthouse, 1815 Lower Water Street, Halifax, Nova Scotia, subject to the approval of the Arrangement Resolution at the Meeting. Shareholders, and other Securityholders of the Company, who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, Shareholders and other Securityholders of the Company, who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the NSCA, the Company has been advised by counsel that the Court will consider, among other things, the fairness of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective.

The Court will be advised prior to the application for the Final Order that the Court’s determination that the terms and conditions of the Arrangement are fair substantively and procedurally to Securityholders will form the basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the securities of the Company and NovaCopper to be issued pursuant to the Arrangement. See “Securities Law Considerations – United States Federal Securities Laws” for additional information.

See “Conduct of Meeting and Other Approvals – Court Approval of the Arrangement” in the Management Proxy Circular.

Stock Exchange Approvals

The Company has applied to the TSX for conditional approval of the Arrangement. There can, however, be no assurance as to whether the Company will be able to maintain the listing of the New NovaGold Shares on the TSX.

Currently there is no market for the NovaCopper Shares. It is a condition precedent to the completion of the Arrangement that the NovaCopper Shares be conditionally approved for listing on the TSX and the AMEX or such other recognized stock exchange acceptable to NovaCopper. An application has been made to have the NovaCopper Shares listed on the TSX. Listing will be subject to, amongst other things, NovaCopper meeting the initial listing requirements of the TSX, and meeting all conditions of listing imposed by the TSX. NovaCopper anticipates applying for a listing of the NovaCopper Shares on the AMEX. Listing on the AMEX will be subject to, amongst other things, NovaCopper meeting the initial listing requirements of the AMEX and filing a U.S. Exchange Act registration statement with the SEC, and meeting all conditions of listing imposed by the AMEX. There can be no assurance as to whether, or when, the NovaCopper Shares will be listed for trading on the TSX or the AMEX, or once listed will be able to maintain such listing.

See “Conduct of Meeting and Other Approvals – Stock Exchange Approvals” in the Management Proxy Circular.

Dissent Rights

Securityholders have the right to dissent to the Arrangement. Dissenting Securityholders who strictly comply with the provisions of the Interim Order and the NSCA are entitled to be paid the fair value of their Company Shares or Convertible Securities by the Company. The Dissent Rights applicable to the Arrangement are summarized under the heading “Dissent Rights”.

Dissenting Securityholders should note that the exercise of Dissent Rights can be a complex, time-sensitive and expensive procedure. Dissenting Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights.

NovaGold Options

Each Option will be deemed to be exchanged for:

(i)

one New NovaGold Option to acquire one New NovaGold Share at an exercise price equal to the original exercise price of the Option multiplied by the Fair Market Value of the New NovaGold Share at the Effective Time divided by the total at the Effective Time of the Fair Market Value of a New NovaGold Share and the Fair Market Value of 0.1667 of a NovaCopper Share; and

(ii)

one NovaCopper Arrangement Option to acquire 0.1667 of a NovaCopper Share at the exercise price equal to the original exercise price of the Option multiplied by the Fair Market Value of 0.1667 of a NovaCopper Share at the Effective Time divided by the total at the Effective Time of the Fair Market Value of one New NovaGold Share and 0.1667 of a NovaCopper Share at the Effective Time,

provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In Money Amounts of the New NovaGold Option and the NovaCopper Arrangement Option immediately after the exchange does not exceed the In the Money Amount of the Option immediately before the exchange. Agreements will be prepared in respect of the NovaCopper Arrangement Options, as well as for the New NovaGold Options to reflect the terms of the amended exercise price. The NovaCopper Arrangement Options will be governed by the same terms and conditions as set forth in the Option Plan, and the requirements of the TSX and applicable securities laws. The NovaCopper Arrangement Options will not be granted or governed pursuant to the terms of the NovaCopper Equity Incentive Plan.

NovaGold Warrants

The Warrants shall be deemed to be amended to entitle the Warrantholder to receive, upon due exercise of the Warrant, for the original exercise price:

(i)	one New NovaGold Share for each Company Share that was issuable upon due exercise of the Warrant immediately prior to the Effective Time; and

(ii)	0.1667of a NovaCopper Share for every Company Share that was issuable upon due exercise of the Warrant immediately prior to the Effective Time.

This adjustment to the Warrants shall be in lieu of any other adjustment contemplated by the certificate representing the Warrants.

NovaGold Performance Share Units

The PSUs shall be deemed to be amended pursuant to the terms of the PSU Plan to entitle the PSU holder to receive, upon the Payout Date:

(i)

one New NovaGold Share for each Company Share that was issuable upon payout of the PSU immediately prior to the Effective Time, or, at the election of the Company, a payout in cash in lieu of New NovaGold Shares in accordance with the PSU Plan; and

(ii)

0.1667 of a NovaCopper Share for each Company Share that was issuable upon payout of the PSU immediately prior to the Effective Time, or, at the election of the Company, a payout in cash in lieu of NovaCopper Shares in accordance with the PSU Plan.

This adjustment to the PSUs shall be in lieu of any other adjustment contemplated by the certificate representing the PSUs.

NovaGold Deferred Share Units

The DSUs shall be deemed to be exchanged for New DSUs entitling the holder to receive, upon redemption:

(i)	one New NovaGold Share for each Company Share that was issuable upon redemption of the DSU immediately prior to the Effective Time; and

(ii)	0.1667 of a NovaCopper Share for each Company Share that was issuable upon redemption of the DSU immediately prior to the Effective Time;

provided that the Compensation Committee of the Board of Directors shall be entitled to adjust the number of New NovaGold Shares or NovaCopper Shares issuable under a New DSU in order that the Fair Market Value of the New DSU immediately after the exchange does not exceed the Fair Market Value of a DSU immediately before the exchange.

Effective Date

Upon receipt of the Final Order, the Company will announce by news release the proposed Effective Date of the Arrangement, which is expected to be on or about April 30, 2012. The record date for determining the Securityholders entitled to participate in the Arrangement will be the Effective Date.

Share Certificates

As soon as practicable after the Effective Date, NovaCopper shall cause to be issued to the registered holders of NovaCopper Shares, share certificates representing the number of NovaCopper Shares to which such holders are entitled following the Effective Date and shall cause such certificates to be delivered or mailed to such holders.

No new share certificates shall be issued with respect to the New NovaGold Shares issued in connection with the Arrangement. Rather, after the Effective Date, share certificates representing, on their face, Company Shares, shall for all purposes be deemed to be share certificates representing New NovaGold Shares.

Convertible Security Certificates

Holders of Warrants, PSUs and DSUs at the Effective Time shall not receive new certificates representing the amendments to the Warrants and the PSUs or the exchange of the New DSUs, as applicable.

Holders of Options will receive new option agreements to reflect the New NovaGold Options and the NovaCopper Arrangement Options as more particularly described herein.

Fractional Shares

Any fractional shares issuable pursuant to the Arrangement, including on exercise or conversion, will be rounded down to the nearest whole number.

INCOME TAX CONSIDERATIONS

Certain Canadian and United States income tax considerations to certain Securityholders are summarized herein under “Income Tax Considerations”.

Securityholders should carefully review the applicable tax considerations under the Arrangement and are urged to consult their own tax advisors in regard to their particular circumstances.

SECURITIES LAW CONSIDERATIONS

The following discussion is only a general overview of the requirements of Canadian and United States federal securities laws for the resale of the New NovaGold Shares and NovaCopper Shares. Holders of New NovaGold Shares or NovaCopper Shares should seek legal advice prior to any resale of such securities to ensure the resale is made in compliance with the requirements of applicable securities legislation.

Canadian Securities Laws

The issuance pursuant to the Arrangement of the New NovaGold Shares and the NovaCopper Shares, as well as all other issuances, trades and exchanges of securities under the Arrangement, will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable Canadian provincial securities legislation or, where required, exemption orders or rulings from various securities regulatory authorities in the provinces and territories of Canada where Shareholders are resident. The Company is currently a “reporting issuer” under the applicable securities legislation in each of the provinces of Canada. Under National Instrument 45-102 – Resale of Securities (and if required, orders and rulings from various securities regulatory authorities in the provinces and territories of Canada where Shareholders are resident), the New NovaGold Shares and NovaCopper Shares received by Shareholders pursuant to the Arrangement may be resold through registered dealers in Canadian provinces or territories without any “hold period” restriction (provided that no unusual effort is made to prepare the market or create a demand for these securities, no extraordinary commission or consideration is paid in respect of the sale and, if the seller is an insider or officer of the issuer, the seller has no reasonable grounds to believe that the issuer is in default of securities legislation). Resales of New NovaGold Shares and NovaCopper Shares will, however, be subject to resale restrictions where the sale is made from the holdings of any person or combination of persons holding a sufficient number of New NovaGold Shares or NovaCopper Shares, as the case may be, to affect materially the control of the Company or NovaCopper, respectively.

See “Securities Law Considerations – Canadian Securities Laws” in the Management Proxy Circular.

United States Federal Securities Laws

The issuance of the New NovaGold Shares, the NovaCopper Shares and the other securities issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any state securities laws, and will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) under the U.S. Securities Act, and exemptions from registration under applicable U.S. state securities laws.

The ability of a Securityholder to resell the securities issued to it on the Effective Date of the Arrangement will depend on whether it is an ‘‘affiliate’’ of NovaGold or NovaCopper after the Effective Date or within ninety days prior to the Effective Date. As defined in Rule 144 under the U.S. Securities Act, an ‘‘affiliate’’ of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its ‘‘affiliates’’. Persons or entities who are not affiliates of NovaGold or NovaCopper after the Effective Date, or within ninety days prior to the Effective Date or the resale transaction, may freely resell the New NovaGold Shares or NovaCopper Shares issued to them in accordance with the Arrangement under the U.S. Securities Act. Persons or entities who are affiliates of NovaGold or NovaCopper after the Effective Date, or within ninety days prior to the Effective Date or the resale transaction, may resell such securities only pursuant to registration or an exemption from registration under the U.S. Securities Act, such as the exemptions provided by Rule 144 under the U.S. Securities Act or Rule 904 of Regulation S under the U.S. Securities Act, if available.

Securityholders are urged to consult with their own legal counsel to ensure that the resale of NovaGold or NovaCopper securities issued to them pursuant to the Arrangement complies with applicable securities legislation.

See “Securities Law Considerations – United States Federal Securities Laws” in the Management Proxy Circular.

RISK FACTORS

In evaluating the Arrangement, you should carefully consider, in addition to the other information contained in this Management Proxy Circular, the risks and uncertainties described in the Management Proxy Circular under “Risk Factors to the Arrangement” before deciding to vote in favour of the Arrangement. In addition to the risk factors relating to the Arrangement, the Securityholders should also carefully consider the risk factors relating to the Company’s business and NovaCopper’s business following the Arrangement as described under “Risk Factors” in Schedule “H” and Schedule “I”, respectively, which risk factors should be considered in conjunction with the other information included in this Management Proxy Circular. While this Management Proxy Circular has described the risks and uncertainties that management of the Company believes to be material to the Company’s and NovaCopper’s business, and therefore the value of their common shares, it is possible that other risks and uncertainties affecting the Company’s and/or NovaCopper’s business will arise or become material in the future.

PARTICULARS OF THE OTHER MATTERS TO BE ACTED UPON

Approval of Amendment to NovaGold’s Articles

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, pass a special resolution to approve an amendment to NovaGold’s Articles to increase the maximum number of directors from ten to fifteen. See “Particulars of Other Matters to be Acted Upon – Amendment of NovaGold’s Articles”.

Approval of NovaCopper Stock Option Grant to Chief Executive Officer

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve and ratify the grant of 1,875,000 NovaCopper Options to Mr. Van Nieuwenhuyse pursuant to the terms of his employment agreement with NovaCopper. See “Particulars of Other Matters to be Acted Upon – Approval of NovaCopper Stock Option Grant to Chief Executive Officer”.

Approval of NovaCopper Share Issuance to Chief Executive Officer

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve and ratify the grant of 135,000 NovaCopper Shares to Mr. Van Nieuwenhuyse pursuant to the terms of his employment agreement with NovaCopper. See “Particulars of Other Matters to be Acted Upon – Approval of NovaCopper Share Issuance to Chief Executive Officer”.

Approval of NovaCopper’s Equity Incentive Plan

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve and ratify the NovaCopper Equity Incentive Plan for use by NovaCopper following the Arrangement. See “Particulars of Other Matters to be Acted Upon – Approval of NovaCopper’s Equity Incentive Plan”.

INFORMATION CONCERNING THE COMPANY AND NOVACOPPER POST-ARRANGEMENT

The Company, a company governed by the NSCA, is a reporting issuer in each of the provinces of Canada. The Company Shares are currently listed for trading on the TSX and the AMEX. Schedule “H” to this Management Proxy Circular describes the proposed business of the Company, post-Arrangement, and should be read together with the consolidated financial statements of the Company.

NovaCopper is an entity incorporated pursuant to the BCBCA. Schedule “I” of this Management Proxy Circular describes the proposed business of NovaCopper, post-Arrangement, and should be read together with the unaudited pro forma consolidated financial statements of NovaCopper contained in Schedule “F” to this Management Proxy Circular.

GLOSSARY OF TERMS

In this Management Proxy Circular, the following capitalized terms shall have the following meanings, in addition to other terms defined elsewhere in this Management Proxy Circular.

“Ambler Project” means the copper-zinc-lead-gold-silver project consisting of the Ambler Property located in Kobuk, Alaska.

“Ambler Property” means the 1,230 contiguous claims of the Ambler Project comprising 36,670 hectares.

“Ambler Technical Report” means the technical report prepared for the Company entitled “NI 43-101 Preliminary Economic Assessment, Ambler Project, Kobuk, AK”, dated May 9, 2011.

“AMEX” means NYSE Amex.

“Arrangement” means the arrangement by way of statutory plan of arrangement involving the Company, its Shareholders and NovaCopper to be completed pursuant to the provisions of Section 130 of the NSCA on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms and the Arrangement Resolution.

“Arrangement Resolution” means the special resolution approving the Arrangement in the form attached as Schedule “A” to this Management Proxy Circular which, to be effective, must be approved by the affirmative vote (i) at least three-quarters of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Company Share held, (ii) at least three-quarters of the votes cast by Security-Based Compensation Holders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Compensation Security held; and (iii) at least three-quarters of the votes cast by Warrantholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Warrant held.

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Board of Directors” means the Company’s board of directors.

“Business Day” means any day, other than a Saturday or a Sunday, when Canadian chartered banks are open for business in the City of Vancouver, British Columbia.

“CEO” means Chief Executive Officer.

“CFO” means Chief Financial Officer.

“Class A Shares” means the currently authorized common shares in the capital of the Company which are to be redesignated as “Class A Shares” of the Company pursuant to the terms of the Plan of Arrangement.

“Company” or “NovaGold” means NovaGold Resources Inc., a company existing under the NSCA, and, unless the context requires otherwise or unless otherwise stated, terms such as “we”, “our”, or “us”, refer to the Company.

“Company Share” means the common shares in the capital of the Company immediately prior to the Effective Time.

“Compensation Securities” means the Options, PSUs and DSUs.

“Computershare” means Computershare Investor Services Inc.

“Convertible Securities” means the Options, PSUs, DSUs and Warrants, and “Convertible Security” means any one Option, PSU, DSU or Warrant.

“Court” means the Supreme Court of Nova Scotia.

“CRA” means Canada Revenue Agency.

“Dissent Notices” means the notices of dissent provided by Dissenting Securityholders in accordance with the NSCA and as described under the heading “Dissent Rights” in this Management Proxy Circular.

“Dissent Procedures” means the procedures set forth in Section 2 of the Third Schedule to the NSCA (as modified by the Plan of Arrangement, the Interim Order or the Final Order) required to be taken by a Securityholder to exercise Dissent Rights in respect of such Securityholder’s Company Shares in connection with the Arrangement as described under the heading “Dissent Rights” in this Management Proxy Circular.

“Dissent Rights” means the right of a Securityholder to dissent from a Plan of Arrangement under the NSCA, in accordance with Section 2 of the Third Schedule thereto.

“Dissenting Shares” means the Company Shares held by Dissenting Securityholders.

“Dissenting Securityholders” means Registered Shareholders and holders of Convertible Securities who have properly exercised their Dissent Rights.

“DSUs” means the deferred share units granted pursuant to the Company’s 2009 Non-Employee Directors Deferred Share Unit Plan that are outstanding immediately prior to the Effective Time.

“Effective Date” means the date a certified copy of the Final Order is delivered to the Registrar for registration giving effect to the Arrangement which date is to be determined by the Company’s Board of Directors following the satisfaction of the Conditions Precedent to the Arrangement.

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Fair Market Value” means the fair market value, as determined by the Board of Directors at the relevant time, of New NovaGold Shares, NovaCopper Shares, or a fraction thereof, Company Shares, New DSUs or DSUs, as the context so requires.

“Final Order” means the final order to be made by the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

“GAAP” means generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.

“Interim Order” means the interim order of the Court dated February 27, 2012 pursuant to Section 130(1) of the NSCA, providing for, among other things, the calling of the Meeting.

“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the option exceeds the aggregate exercise price under the option.

“Management Proxy Circular” means this management proxy circular, including all schedules and appendices attached hereto.

“Meeting” means the special meeting of Shareholders to be held at 2:00 p.m. (Vancouver time) on March 28, 2012 to consider, among other matters, the Arrangement, and any adjournment or postponement thereof.

“NSCA” means the Companies Act (Nova Scotia), and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time prior to the Effective Time.

“New DSUs” means the deferred share units which are to be issued under the Arrangement to holders of DSUs in exchange for such DSUs.

“New NovaGold Shares” means the common shares in the capital of the Company, which the Company will be authorized to issue upon the Arrangement becoming effective and which are to be issued under the Arrangement to holders of Class A Shares in exchange for such Class A Shares.

“New NovaGold Options” means options to acquire New NovaGold Shares, which will be issued under the Arrangement to Optionholders.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“Non-Distributed Shares” has the meaning ascribed thereto under “Dissent Rights”.

“Notice of Meeting” means the notice to Shareholders calling the Meeting, which accompanies this Management Proxy Circular.

“NovaCopper” means NovaCopper Inc., a corporation existing under the BCBCA.

“NovaCopper Arrangement Options” means options to acquire NovaCopper Shares issued under the Arrangement to holders of Options, the terms and conditions of the NovaCopper Arrangement Options, other than the securities issuable upon exercise, will be governed by the Option Plan and the requirements of the TSX and applicable securities laws; NovaCopper Arrangement Options will not be granted pursuant to or governed by, the NovaCopper Equity Incentive Plan.

“NovaCopper Equity Incentive Plan” means the equity incentive plan of NovaCopper attached as Schedule “G” hereto.

“NovaCopper Options” means the 1,875,000 options granted to Rick Van Nieuwenhuyse to acquire NovaCopper Shares which will be issued pursuant to the terms of Mr. Van Nieuwenhuyse’s employment agreement in connection with his appointment as President and Chief Executive Officer of NovaCopper. The NovaCopper Options will not be granted pursuant to NovaCopper’s Equity Incentive Plan; however, all of their terms and conditions, including the manner of exercise, will be in accordance with the terms of such plan and the requirements of the TSX and applicable securities laws.

“NovaCopper Shares” means the common shares in the capital of NovaCopper.

“Optionholders” means the holders of the Options.

“Option Plan” means the stock award plan of the Company.

“Options” means the stock options granted pursuant to the Option Plan that are outstanding immediately prior to the Effective Time, and thereafter adjusted in accordance with the terms of the Plan of Arrangement, as the context so requires.

“Payout Date” has the meaning ascribed thereto in the PSU Plan.

“Plan of Arrangement” means the Plan of Arrangement attached as Schedule “B” hereto, and any amendment thereto.

“PSUs” means the performance share units granted pursuant to PSU Plan that are outstanding immediately prior to the Effective Time, and thereafter adjusted in accordance with the terms of the Plan of Arrangement, as the context so requires.

“PSU Plan” means the Company’s 2009 Performance Share Unit Plan.

“Record Date” means February 24, 2012, being the date set by the Company for determining Securityholders entitled to receive notice of and vote at the Meeting.

“Registered Shareholder” means a holder of record of Company Shares.

“Registered Securityholder” means a holder of record of Company Shares or Convertible Securities.

“Registrar” means the Registrar of Joint Stock Companies appointed under the NSCA.

“SEC” means United States Securities Exchange Commission.

“SEDAR” means System for Electronic Document Analysis and Retrieval.

“Security-Based Compensation Holder” means the holders of Compensation Securities.

“Securityholder” means a holder of Company Shares, Warrants, Options, PSUs or DSUs, as applicable.

“Shareholder” means a holder of Company Shares.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) C.1, as amended.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and rules and regulations thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and rules and regulations thereunder.

“Warrantholders” means the holders of the Warrants.

“Warrants” means the share purchase warrants of the Company exercisable to acquire Company Shares that are outstanding immediately prior to the Effective Time, and thereafter adjusted in accordance with the terms of the Plan of Arrangement, as the context so requires.

FORWARD-LOOKING INFORMATION

This Management Proxy Circular and the documents incorporated by reference into this Management Proxy Circular contain statements of forward-looking information or forward-looking statements. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for precious and base metals, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks, uncertainties and other factors include, among other things, the following: the failure to satisfy the conditions of the Arrangement, including obtaining the necessary Securityholder, regulatory and court approvals; the Company’s and NovaCopper’s ability to advance its mineral properties; the speculative nature of the Company’s and NovaCopper’s operations; inherent uncertainties in estimating mineral resources; regulatory restrictions; and defective title to mineral claims or property, as well as those factors discussed under “Risk Factors to the Arrangement” herein and under “Risk Factors” in each of Schedules “H” and “I”.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Management Proxy Circular under the heading “Risk Factors” and elsewhere.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CURRENCY

Unless otherwise indicated, all currency amounts in this Management Proxy Circular are stated in Canadian dollars. All currency amounts in Schedule “I” are stated in United States dollars.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

The information contained herein prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Management Proxy Circular have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) to the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (e) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained or incorporated by reference into this Management Proxy Circular may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “‘reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

See “Preliminary Notes - Glossary and Defined Terms” in the Company’s Annual Information Form for the fiscal year ended November 30, 2011, which is incorporated by reference herein, for a description of certain of the mining terms used in this Management Proxy Circular and the documents incorporated by reference herein and therein.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by directors, officers or employees of the Company. Costs of the solicitation of proxies for the Meeting will be borne by the Company. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Company who will not be directly compensated therefore. The Company has arranged for intermediaries to forward meeting materials to beneficial holders held of record by those intermediaries and the Company may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SECURITYHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SECURITYHOLDER) TO ATTEND AND ACT FOR THE SECURITYHOLDER AND ON THE SECURITYHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated, signed and delivered to Computershare at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the chair of the Meeting prior to the commencement of the Meeting.

Non-Registered Shareholders

Only Registered Securityholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page preprinted form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

Revocation of Proxies

A Securityholder who has given a Proxy may revoke it by an instrument in writing executed by the Securityholder or by the Securityholder’s attorney authorized in writing or, if the Securityholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only Registered Securityholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion

The persons named in the form of proxy accompanying this Management Proxy Circular will vote or withhold from voting the Company Shares and Convertible Securities in accordance with the instructions from the Securityholder, on any ballot that may be called for. If a choice is specified with respect to any matter to be acted upon, the Company Shares and Convertible Securities will be voted accordingly.

Where no choice has been specified by the Securityholder, or if both choices have been specified, such shares will be voted in favour of the matters identified in the Notice of Meeting.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

Principal Holders of Voting Securities

Securityholders of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting. As of the Record Date, the Company had 278,035,356 Company Shares, 12,921,635 Options, 231,000 PSUs, 23,991 DSUs and 37,929,586 Warrants issued and outstanding. Securityholders are entitled to one vote for each Company Share or Convertible Security held in respect of the Arrangement Resolution.

In order to be effective, the Arrangement Resolution to be submitted to Securityholders at the Meeting must be approved by the affirmative vote of (i) at least three-quarters of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Company Share held, (ii) at least three-quarters of the votes cast by Security-Based Compensation Security Holders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Compensation Security held; and (iii) at least three-quarters of the votes cast by Warrantholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Warrant held.

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding Company Shares, except as follows:

Name of Shareholder	Number of Common Shares	Percentage of Outstanding Voting Securities
Electrum Strategic Resources LLC	53,232,201	19.15%
M&G Investment Management, Ltd.	36,448,400	13.11%

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding Warrants, except as follows:

Name of Warrantholder	Number of Warrants	Percentage of Outstanding Warrants
Electrum Strategic Resources LLC	32,737,278	86%

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding Compensation Securities.

PARTICULARS OF THE MATTERS TO BE ACTED UPON: THE ARRANGEMENT

Background to the Arrangement

During 2011, management of the Company undertook a strategic review of the alternatives available to enhance Shareholder value. Based on this review, management determined that it would be in the best interest of the Company to separate the Company’s Ambler Project into a separate company.

Effect of the Arrangement

As a result of the Arrangement, Shareholders (other than Dissenting Shareholders) will hold one New NovaGold Share for each Company Share held and one NovaCopper Share for every six Company Shares held at the close of business on the Effective Date. Convertible Securities, other than the Options, will also be adjusted such that the holder will, upon exercise or conversion of the Convertible Securities, other than the Options, as applicable, receive (i) one New NovaGold Share and for each Company Share issuable upon exercise or conversion of the Convertible Security. other than the Options, immediately prior to the Effective Date of the Arrangement; and (ii) one NovaCopper Share for every six Company Shares issuable upon exercise or conversion of the Convertible Security immediately prior to the Effective Date of the Arrangement.

In the case of Options, as a result of the Arrangement, each Option will be deemed to be exchanged for: (i) one New NovaGold Option to acquire one New NovaGold Share at an exercise price equal to the original exercise price of the Option multiplied by the Fair Market Value of the New NovaGold Share at the Effective Time divided by the total at the Effective Time of the Fair Market Value of a New NovaGold Share and the Fair Market Value of 0.1667 of a NovaCopper Share; and (ii) one NovaCopper Arrangement Option to acquire 0.1667 of a NovaCopper Share at the exercise price equal to the original exercise price of the Option multiplied by the Fair Market Value of 0.1667 of a NovaCopper Share at the Effective Time divided by the total at the Effective Time of the Fair Market Value of one New NovaGold Share and 0.1667 of a NovaCopper Share. Such adjustments are subject to some limitations as more particularly set forth in the Plan of Arrangement.

The conversion rate of the Company’s 5.5% Senior Convertible Notes due 2015 (the “2015 Notes”) will be adjusted immediately after the Effective Time in accordance with the terms of the Supplemental Indenture No. 1 dated as of March 26, 2008 to the Indenture dated as of March 26, 2008.

The conversion rate for the 2015 Notes at the Effective Time is the conversion rate in effect immediately prior to the effective time multiplied by a quotient, the numerator of which is the volume weighted average price of the Company Shares for the 10 consecutive trading days ended on the day before the Effective Date (the “Current Market Price”) and the denominator of which is the difference between the Current Market Price and the Fair Market Value of 0.1667 of a NovaCopper Share on the Effective Date.

The adjustment of the conversion rate for the 2015 Notes will become effective immediately prior to the opening of business on the day following the Effective Date.

The Effective Date is expected to be on or about April 30, 2012. The record date for determining the Securityholders entitled to participate in the Arrangement will be the Effective Date.

For information concerning the proposed business of the Company and NovaCopper post-Arrangement, please refer to Schedules “H” and “I”, to this Management Proxy Circular respectively, and the pro forma consolidated financial statements contained in Schedule “G” to this Management Proxy Circular.

Principal Steps of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Schedule “B” to this Management Proxy Circular. This document should be read carefully in its entirety.

Pursuant to the Plan of Arrangement, save and except for Dissenting Shares, the following principal steps will occur and be deemed to occur in the following chronological order as part of the Arrangement:

(a)	at the Effective Time, the Company’s authorized share structure shall be reorganized and altered by:

	(i)	renaming and redesignating all of the issued and unissued Company Shares as Class A Shares, and

(ii) creating the New NovaGold Shares;

(b)	the Company’s Articles shall be amended to reflect the alterations in (a) above;

(c)	five (5) minutes after the Effective Time, each Option will be deemed to be exchanged for:

(i)

one New NovaGold Option to acquire one New NovaGold Share at an exercise price equal to the original exercise price of the Option multiplied by the Fair Market Value of the New NovaGold Share at the Effective Time divided by the total at the Effective Time of the Fair Market Value of a New NovaGold Share and the Fair Market Value of 0.1667 of a NovaCopper Share; and

(ii)

one NovaCopper Arrangement Option to acquire 0.1667 of a NovaCopper Share at the exercise price equal to the original exercise price of the Option multiplied by the Fair Market Value of 0.1667 of a NovaCopper Share at the Effective Time divided by the total at the Effective Time of the Fair Market Value of one New NovaGold Share and 0.1667 of a NovaCopper Share at the Effective Time;

provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In Money Amounts of the New NovaGold Option and the NovaCopper Arrangement Option immediately after the exchange does not exceed the In the Money Amount of the Option immediately before the exchange. Agreements will be prepared in respect of the NovaCopper Arrangement Options, as well as for the New NovaGold Options to reflect the terms of the amended exercise price. The NovaCopper Arrangement Options will be governed by the same terms and conditions as set forth in the Option Plan, and the requirements of the TSX and applicable securities laws. The NovaCopper Arrangement Options will not be granted or governed pursuant to the terms of the NovaCopper Equity Incentive Plan.

(d)	ten (10) minutes after the Effective Time, the Warrants shall be deemed to be amended to entitle the Warrantholder to receive, upon due exercise of the Warrant, for the original exercise price:

(i) one New NovaGold Share for each Company Share that was issuable upon due exercise of the Warrant immediately prior to the Effective Time; and

(ii) 0.1667 of a NovaCopper Share for each Company Share that was issuable upon due exercise of the Warrant immediately prior to the Effective Time;

(e)	fifteen (15) minutes after the Effective Time, the PSUs shall be deemed to be amended pursuant to the terms of the Company’s PSU Plan to entitle the PSU holder to receive, upon the Payout Date:

(i)

one New NovaGold Share for each Company Share that was issuable upon payout of the PSU immediately prior to the Effective Time, or, at the election of the Company, a payout in cash in lieu of New NovaGold Shares in accordance with the PSU Plan; and

(ii)

0.1667 of a NovaCopper Share for each Company Share that was issuable upon payout of the PSU immediately prior to the Effective Time, or, at the election of the Company, a payout in cash in lieu of NovaCopper Shares in accordance with the PSU Plan;

(f)	twenty (20) minutes after the Effective Time, the DSUs shall be deemed to be exchanged for New DSUs entitling the holder to receive, upon redemption:

(i) one New NovaGold Share for each Company Share that was issuable upon redemption of the DSU immediately prior to the Effective Time; and

(ii)	0.1667 of a NovaCopper Share for each Company Share that was issuable upon redemption of the DSU immediately prior to the Effective Time;

provided that the Compensation Committee of the Board of Directors shall be entitled to adjust the number of New NovaGold Shares or NovaCopper Shares issuable under a New DSU in order that the Fair Market Value of the New DSU immediately after the exchange does not exceed the Fair Market Value of a DSU immediately before the exchange;

(g)	twenty-five (25) minutes after the Effective Time, Shareholders will receive:

	(i)	one New NovaGold Share in exchange for each Class A Share outstanding on the Effective Date; and

	(ii)	0.1667 of a NovaCopper Share in exchange for each Class A Share outstanding on the Effective Date,

and such Shareholders shall cease to be the holders of the Class A Shares so exchanged;

While each Shareholder’s fractional NovaCopper Shares will be combined, no fractional shares will be issued and Shareholders will not receive any compensation in lieu thereof. The name of each Shareholder who is so deemed to exchange his, her or its Class A Shares, shall be removed from the central securities register of Class A Shares with respect to the Class A Shares so exchanged and shall be added to the central securities registers of New NovaGold Shares and NovaCopper Shares as the holder of the number of New NovaGold Shares and NovaCopper Shares, deemed to have been received on the exchange. The aggregate paid up capital of the New NovaGold Shares will be equal to the paid up capital of the Class A Shares immediately prior to the reorganization less the Fair Market Value of the NovaCopper Shares.

The board of directors of the Company may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Shareholders.

NovaGold Options

Each Option will be deemed to be exchanged for:

(i)

one New NovaGold Option to acquire one New NovaGold Share at an exercise price equal to the original exercise price of the Option multiplied by the Fair Market Value of the New NovaGold Share at the Effective Time divided by the total at the Effective Time of the Fair Market Value of a New NovaGold Share and the Fair Market Value of 0.1667 of a NovaCopper Share; and

(ii)

one NovaCopper Arrangement Option to acquire 0.1667 of a NovaCopper Share at the exercise price equal to the original exercise price of the Option multiplied by the Fair Market Value of 0.1667 of a NovaCopper Share at the Effective Time divided by the total at the Effective Time of the Fair Market Value of one New NovaGold Share and 0.1667 of a NovaCopper Share at the Effective Time,

provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In Money Amounts of the New NovaGold Option and the NovaCopper Arrangement Option immediately after the exchange does not exceed the In the Money Amount of the Option immediately before the exchange. The NovaCopper Arrangement Options will be governed by the same terms and conditions as set forth in the Option Plan, and the requirements of the TSX and applicable securities laws. The NovaCopper Arrangement Options will not be granted or governed pursuant to the terms of the NovaCopper Equity Incentive Plan.

NovaGold Warrants

The Warrants shall be deemed to be amended to entitle the Warrantholder to receive, upon due exercise of the Warrant, for the original exercise price:

(i)	one New NovaGold Share for each Company Share that was issuable upon due exercise of the Warrant immediately prior to the Effective Time; and

(ii)	0.1667 of a NovaCopper Share for each Company Share that was issuable upon due exercise of the Warrant immediately prior to the Effective Time.

This adjustment to the Warrants shall be in lieu of any other adjustment contemplated by the certificate representing the Warrants.

NovaGold Performance Share Units

The PSUs shall be deemed to be amended pursuant to the terms of the PSU Plan to entitle the PSU holder to receive, upon the Payout Date:

(i)

one New NovaGold Share for each Company Share that was issuable upon payout of the PSU immediately prior to the Effective Time, or, at the election of the Company, a payout in cash in lieu of New NovaGold Shares in accordance with the PSU Plan; and

(ii)

0.1667 of a NovaCopper Share for each Company Share that was issuable upon payout of the PSU immediately prior to the Effective Time, or, at the election of the Company, a payout in cash in lieu of NovaCopper Shares in accordance with the PSU Plan.

This adjustment to the PSUs shall be in lieu of any other adjustment contemplated by the certificate representing the PSUs.

NovaGold Deferred Share Units

The DSUs shall be deemed to be exchanged for New DSUs entitling the holder to receive, upon redemption:

(i)	one New NovaGold Share for each Company Share that was issuable upon redemption of the DSU immediately prior to the Effective Time; and

(ii)	0.1667 of a NovaCopper Share for each Company Share that was issuable upon redemption of the DSU immediately prior to the Effective Time;

provided that the Compensation Committee of the Board of Directors shall be entitled to adjust the number of New NovaGold Shares or NovaCopper Shares issuable under a New DSU in order that the Fair Market Value of the New DSU immediately after the exchange does not exceed the Fair Market Value of a DSU immediately before the exchange.

Reasons for the Arrangement

The Board of Directors believes that the Arrangement is in the best interests of the Company for the following reasons:

(a)

the Arrangement is expected to enhance the ability of each of the Company and NovaCopper to pursue its independent corporate objectives and strategies, with a view to maximizing Shareholder value. In particular, the Arrangement will allow the Company to focus on advancing its flagship property, Donlin Gold;

(b)

the creation of two separate companies dedicated to the pursuit of their respective businesses will provide Securityholders with additional investment flexibility, as they will hold a direct interest in two companies, each of which is focused on different objectives;

(c)	the Arrangement is expected to improve the market’s identification and valuation of the Ambler Project;

(d)	the potential for Securityholders to benefit from diversifying their existing securityholdings into two companies, each of which is valued differently based on various factors unique to each business;

(e)

the procedures by which the Arrangement is to be approved, including the requirement for approval of the Arrangement by the Court after a hearing at which fairness to the Company’s securityholders will be considered;

(f)	the availability of rights of dissent to Securityholders with respect to the Arrangement; and

(g)	the expected tax treatment of the Company and the Shareholders under the Arrangement.

Recommendation of the Directors

The Board of Directors has unanimously approved the Arrangement and recommends that the Securityholders vote in favour of the Arrangement Resolution. To be effective, the Arrangement Resolution requires the affirmative vote of (i) at least three-quarters of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Company Share held, (ii) at least three-quarters of the votes cast by Security-Based Compensation Holders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for Compensation Security held; and (iii) at least three-quarters of the votes cast by Warrantholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Warrant held. The named proxyholders intend to vote the securities represented by any proxy appointing them as proxy FOR the approval of the Arrangement Resolution, unless the Securityholder who has given such proxy has directed in the proxy that the securities be voted against the approval of the foregoing resolution.

The officers and directors of the Company, holding in the aggregate approximately 1% of the issued and outstanding Company Shares and 91% of the issued and outstanding Compensation Securities, have indicated their support for the Arrangement. Electrum Strategic Resources LLC, holding approximately 19% of the issued and outstanding Company Shares and 86% of the issued and outstanding warrants has also indicated its support for the Arrangement.

ARRANGEMENT

The following is a summary of the material terms of the Arrangement and is qualified in its entirety by the specific terms and conditions of such agreement. A copy of the Arrangement is attached as Schedule “B” hereto, and should be read carefully in its entirety.

Conditions to the Arrangement Becoming Effective

The Arrangement provides that the completion of the transactions contemplated by the Arrangement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions, which may be waived in whole or in part by the Company:

(a)	the Arrangement, with or without amendment, shall have been approved at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to the Company;

(c)	the TSX shall have received notice of the Arrangement in accordance with its rules and policies, and shall have no objection to the Arrangement as of the Effective Date;

(d)	the TSX shall have conditionally approved the listing of the NovaCopper Shares issuable under the Arrangement, subject to compliance with the requirements of the TSX;

(e)

NovaCopper shall become subject to the reporting requirements of the U.S. Exchange Act and the AMEX shall have conditionally approved the listing of the NovaCopper Shares issuable under the Arrangement, subject to compliance with the requirements of the AMEX;

(f)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Plan of Arrangement;

(g)

all consents, orders and approvals, including regulatory and judicial approvals and orders, required or necessary or desirable for the completion of the transactions provided for in the Plan of Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, each in form acceptable to the Company;

(h)	none of the consents, orders, regulations or approvals contemplated herein shall contain conditions or require undertakings or security deemed unsatisfactory or unacceptable by the Company;

(i)	Dissent Rights shall not have been exercised by holders of greater than 5% of the aggregate number of outstanding Company Shares, Compensation Securities or Warrants, as applicable; and

(j)	the Arrangement shall not have otherwise been terminated.

Termination

The proposed Arrangement may, at any time before or after the holding of the Meeting but no later than the Effective Time, be discontinued by resolution of the Board of Directors of the Company without further notice to, or action on the part of, the Securityholders, and nothing expressed or implied in the Plan of Arrangement shall be construed as fettering the absolute discretion by the Board of Directors of the Company to elect to discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

Amendment

The Company reserves the right to amend, modify and/or supplement the Plan of Arrangemet from time to time at any time prior to the Effective Date provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court.

Save and except as may otherwise be provided in the Interim Order, any amendment, modification or supplement to the Plan of Arrangement may be proposed by the Company at any time prior to the Meeting with or without any prior notice or communication to Securityholders and if so proposed and accepted by Securityholders voting at the Meeting, will become part of the Plan of Arrangement for all purposes. If such amendment, modification or supplement is made following the Meeting, it shall be approved by the Court and if required by the Court, communicated to the Securityholders, and will become part of the Arrrangement upon completion of all the conditions required in the Court approval.

Notwithstanding the foregoing, any amendment modification or supplement to the Plan of Arrangement may be made by the Company without approval of the Securityholders provided that it concerns a matter which, in the reasonable opinion of the Company, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Securityholders.

CONDUCT OF MEETING AND OTHER APPROVALS

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out under Section 130 of the NSCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Securityholders in the manner set forth in the Interim Order;

(b)

if the Arrangement is approved by the Securityholders in the manner set forth in the Interim Order, and assuming all conditions precedent to the Arrangement are satisfied or waived, a hearing before the Court must be held to obtain the Final Order approving the Arrangement;

(c)	prior to the Effective Date, the other conditions precedent to the Arrangement becoming effective must be satisfied or waived; and

(d)

such documents, records and information, including a certified copy of the entered Final Order must be filed with the Registrar as are required under the NSCA in order for the Registrar to give effect to the Arrangement.

Securityholder Approvals

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by (i) at least three-quarters of the votes cast by Shareholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Company Share held, (ii) at least three-quarters of the votes cast by Security-Based Compensation Holders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Compensation Security held; and (iii) at least three-quarters of the votes cast by Warrantholders present in person or represented by proxy at the Meeting, which holders are entitled to one vote for each Warrant held, each voting as a single class. The full text of the Arrangement Resolution is set out in Schedule “A” to this Management Proxy Circular.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the board of directors of the Company, without further notice to or approval of the Securityholders, subject to the terms of the Arrangement, to amend the Plan of Arrangement or to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the NSCA.

If more than 5% of the Company Shares, Compensation Securities or Warrants, as applicable, become the subject of Dissent Rights, the Arrangement may be terminated and should the Securityholders fail to approve the Arrangement by the requisite special resolution, the Arrangement will be terminated.

Court Approval of the Arrangement

Under the NSCA, the Company is required to obtain the approval of the Court to the calling of the Meeting and to the Arrangement. On February 27, 2012, prior to the mailing of the material in respect of the Meeting, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order and the Notice of Application for Final Order approving the Arrangement are attached as Schedule “C” to the Management Proxy Circular.

The Court hearing in respect of the Final Order is scheduled to take place at 9:30 a.m. (Halifax time)/5:30 a.m. (Vancouver time) on April 16, 2012, or as soon thereafter as the Court may direct or counsel for the Company may be heard, at the Courthouse, 1815 Lower Water Street, Halifax, Nova Scotia, subject to the approval of the Arrangement Resolution at the Meeting. Shareholders, and other Securityholders of the Company, who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, Shareholders and other Securityholders of the Company, who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the NSCA, the Company has been advised by counsel that the Court will consider, among other things, the fairness of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval, and the delivery of a certified copy of the Final Order to the Registrar, are required for the Arrangement to become effective.

The Court will be advised prior to the application for the Final Order that the Court’s determination that the terms and conditions of the Arrangement are substantively and procedurally fair to Securityholders will form the basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the securities of the Company and NovaCopper to be issued pursuant to the Arrangement. See “Securities Laws Considerations – United States Federal Securities Laws” for additional information.

Stock Exchange Approvals

The Company has applied to the TSX for conditional approval of the Arrangement. There can, however, be no assurance as to whether the Company will be able to maintain the listing of the New NovaGold Shares on the TSX. Currently, there is no market for the NovaCopper Shares. It is a condition precedent to the completion of the Arrangement that the NovaCopper Shares be conditionally approved for listing on the TSX and the AMEX or such other recognized stock exchange acceptable to NovaCopper. An application has been made to have the NovaCopper Shares listed on the TSX. Listing will be subject to, among other things, NovaCopper meeting the original listing requirements of the TSX and meeting all conditions of listing imposed by the TSX. NovaCopper anticipates applying for a listing of the NovaCopper Shares on the AMEX. Listing on the AMEX will be subject to, amongst other things, NovaCopper meeting the initial listing requirements of the AMEX and filing a U.S. Exchange Act registration statement with the SEC, and meeting all conditions of listing imposed by the AMEX. There can be no assurance as to whether, or when, the NovaCopper Shares will be listed for trading on the TSX or the AMEX, or once listed will be able to maintain such listing.

DISTRIBUTION OF CERTIFICATES

Share Certificates

Upon receipt of the Final Order, the Company will announce by news release the proposed Effective Date of the Arrangement, which is expected to be on or about April 30, 2012. The record date for determining the Securityholders entitled to participate in the Arrangement will be the Effective Date.

As soon as practicable after the Effective Date, NovaCopper shall cause to be issued to the registered holders of NovaCopper Shares at the close of business on the Effective Date, share certificates representing the number of NovaCopper Shares to which such holders are entitled following the Effective Date and shall cause such certificates to be delivered or mailed to such holders.

No new share certificates shall be issued with respect to the New NovaGold Shares issued in connection with the Arrangement. Rather, after the Effective Time on the Effective Date, share certificates representing, on their face, Company Shares, shall for all purposes be deemed to be share certificates representing New NovaGold Shares.

Convertible Security Certificates

Holders of Warrants, PSUs and DSUs at the Effective Time shall not receive new certificates representing the adjustments to the Warrants and the PSUs or the New DSUs, as applicable.

Holders of Options will receive new option agreements to reflect the New NovaGold Options and the NovaCopper Arrangement Options as more particularly described herein.

Fractional Shares

Any fractional shares issuable pursuant to the Arrangement, including on exercise or conversion, will be rounded down to the nearest whole number.

DISSENT RIGHTS

In Nova Scotia, the right of a Securityholder to dissent from a Plan of Arrangement under the NSCA may be granted by the Court in its discretion. Pursuant to the NSCA, in connection with an application for sanction of the Court under Section 130 of the NSCA, the Court may make any interim or final Order it thinks fit including an order permitting a Securityholder to dissent under Section 2 of the Third Schedule of the NSCA. Section 2 of the Third Schedule of the NSCA provides the mechanism by which a Securityholder may dissent from a resolution, if dissent rights are granted. The NSCA requires a dissenting Securityholder to send a written objection to the Company in respect of the Arrangement Resolution at or before the Meeting.

Registered Securityholders wishing to exercise the Dissent Rights should consult their legal advisers with respect to the legal rights available to them in relation to the Arrangement and the Dissent Rights. Registered Securityholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive procedure.

If a Diseenting Shareholder or Dissenting Convertible Securityholder exercises the Dissent Right, NovaGold shall on the Effective Date set aside and not distribute that portion of the NovaCopper Shares which is attributable to the Company Shares for which Dissent Rights have been exercised or the NovaCopper Shares ultimately issuable on the due exercise of the securities issuable under the Arrangement in respect of the Convertible Securities for which Dissent Rights have been exercised and if (a) the Dissenting Shareholder is ultimately not entitled to be paid for the Dissenting Shares held, NovaGold shall distribute to such Dissenting Shareholder his, her or its pro rata portion of the NovaCopper Shares; (b) the Dissenting Convertible Securityholder is ultimately not entitled to be paid for the Dissenting Convertible Securities held, NovaGold shall distribute to such Dissenting Convertible Securityholder his, her or its pro rata portion of the securities issuable under the Arrangement and NovaCopper shall allot and reserve for issuance the NovaCopper Shares issuable on the due exercise of the securities issued under the Arrangement; (c) a Dissenting Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then NovaGold shall retain the portion of the NovaCopper Shares attributable to such Dissenting Shareholder and such shares will be dealt with as determined by the Board of Directors of NovaGold in its discretion; and (d) a Dissenting Convertible Securityholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for his, her or its Dissenting Convertible Securities, then NovaGold shall retain the portion of the securities issuable under the Arrangement attributable to such Dissenting Securityholder and the portion of the NovaCopper Shares allotted and reserved for issuance upon the exercise of such securities will be dealt with as determined by the Board of Directors in its discretion.

If the number of Company Shares, Compensation Securities and Warrants held by Dissenting Securityholders that duly exercise Dissent Rights exceeds 5% of the Company Shares, Compensation Securities or Warrants, as applicable, outstanding immediately prior to the Effective Date, the parties to the Arrangement may elect not to complete the Arrangement. See “Arrangement – Conditions to the Arrangement Becoming Effective” in this Management Proxy Circular.

Dissenting Securityholders who are ultimately entitled to be paid fair value for their Dissenting Securities shall be deemed to have transferred their Dissenting Securities to NovaGold for cancellation as of the Effective Time without any further act or formality by NovaGold in consideration of a payment of cash by NovaGold equal to such fair value. In no case shall NovaGold be required to recognize Dissenting Securityholders as holding Company Shares or Convertible Securities on or after the Effective Date, if applicable, and the names of such Dissenting Securityholders shall be removed from NovaGold’s register of shareholders as of the Effective Time.

SECURITYHOLDERS’ RIGHTS

The Company is incorporated under and is governed by the NSCA. Upon the Arrangement becoming effective, holders of the existing Company Shares will also hold NovaCopper Shares. NovaCopper is incorporated under the laws of British Columbia and is governed by the BCBCA. A summary of the differences in shareholder rights under the NSCA and the BCBCA is provided below. This summary is not exhaustive and Shareholders are advised to review the full text of the BCBCA.

General

In general terms, the BCBCA provides to shareholders substantively the same rights as are available to shareholders under the NSCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions. There are however, important differences concerning the qualifications of directors, location of shareholder meetings and certain shareholder remedies. The following is a summary comparison of certain provisions of the BCBCA and the NSCA which pertain to rights of Shareholders. This summary is not intended to be exhaustive.

Directors

The NSCA requires a corporation to have a minimum of one director and does not impose any residency requirements. Directors of a company must be individuals over the age of 18 years. Directors must be of sound mind and not have the status of bankrupt. Directors are not required to hold shares of a company.

The BCBCA provides that a reporting company must have a minimum of three directors but there is no residency requirement.

Constating Documents

Under the NSCA, a company has a "Memorandum of Association" which sets forth the name of the company and the amount and type of authorized capital, and "Articles" which govern the management of the company. The Memorandum of Association and Articles are filed with the Registrar and a copy of each is maintained at the company’s registered office.

Under the BCBCA, a company has a “Notice of Articles” which sets forth the name of the company and the amount and type of authorized capital, and “Articles” which govern the management of the company. The Notice of Articles is filed with the Registrar and a copy of the Notice of Articles and Articles is maintained at the company’s registered office.

Rights of Dissent and Appraisal

The NSCA provides that shareholders of a company who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. Such matters include:

(a)	any amalgamation with another company (other than any wholly-owned subsidiary);

(b)	an amendment to the company’s articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

(c)	an amendment to the company’s Articles or Memorandum of Association to add, change or remove any restriction upon the business or businesses that the company may carry on;

(d)	a continuance under the laws of another jurisdiction;

(e)	a sale, lease or exchange of all or substantially all the property of the company other than in the ordinary course of business;

(f)	a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the company; or

(g)

certain amendments to the articles of a company which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

The BCBCA provides that shareholders of a company who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. Such matters include:

(a)	in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	in respect of a resolution to adopt an amalgamation agreement;

(c)	in respect of a resolution to approve certain amalgamations;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution; and

(h)	in respect of any court order that permits dissent.

Oppression Remedies

Section 5 of the Third Schedule of the NSCA provides an oppression remedy that enables a court to make any order to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that:

(a)	any act or omission of the company or an affiliate effects a result;

(b)	the business or affairs of the company or an affiliate are or have been carried on or conducted in a manner; or

(c)	the powers of the directors of the company or an affiliate are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer of the company.

A complainant includes:

(a)	a present or former registered holder or beneficial owner of securities of a company or any of its affiliates;

(b)	a present or former officer or director of the company or any of its affiliates;

(c)	the Registrar; and

(d)	any other person who in the discretion of the court is a proper person to make such application.

The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect “reasonable expectations” of shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal or equitable rights. Furthermore, the court may order a company to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action).

Under the BCBCA a shareholder of a company has the right to apply to the court on the grounds that the company is acting or proposes to act in a way that is prejudicial to the shareholder. On such an application the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

Shareholder Derivative Actions

Under Section 4 of the Third Schedule of the NSCA, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a company or any subsidiary, or to intervene in an action to which any such company is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the company. No action may be brought and no intervention in an action may be made unless the Court is satisfied that: (i) the complainant has given reasonable notice to the directors of the company or its subsidiary of the complainant’s intention to apply to the court if the directors of the company or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the company or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the NSCA, the Court in a derivative action may make any order it thinks fit. In addition, the Court may order a company or its subsidiary to pay the complainant’s interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

Under the BCBCA, a shareholder or director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation.

Requisition of Meetings

Under the NSCA, the directors of a company are required to call shareholders meetings. In addition, the holders of not less than 10% of the issued shares of a company may require the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the NSCA for making such a requisition, the directors of the company must call a meeting of shareholders. If they do not, within 21 days of the date of the requisition, call a meeting of shareholders, the shareholders who made the requisition or a majority of them in value may call the meeting provided the meeting is held within three months of the date the requisition is deposited.

The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting within four months.

Place of Meetings

The NSCA does not require that meetings of shareholders be held in Nova Scotia.

The BCBCA requires all meetings of shareholders to be held in British Columbia unless a location outside British Columbia is provided for in the Articles, or the Articles do not restrict the company from approving a location outside of British Columbia for the holding of a general meeting and a location outside of British Columbia is approved by the resolution required by the Articles for that purpose or the location for the meeting is approved in writing by the Registrar of Companies.

Requisite Approvals

Requisite Approvals for an Arrangement

The NSCA requires that, in order to approve an arrangement proposed between a company and its creditors or any class of them, a majority in number and three-quarters in value of the creditors or class of creditors, as the case may be, present in person or by proxy at the meeting to approve the arrangement, must vote in favour of the arrangement.

The NSCA requires that, in order to approve an arrangement proposed between a company and its shareholders or any class of them, three-quarters of the shareholders present in person or by proxy at the meeting must vote in favour of the arrangement.

Special Resolutions

The NSCA requires that certain actions of a company be approved by special resolution, meaning a resolution passed by a special majority of the votes cast in person or by proxy at a meeting called to deal with such item of business, or a written resolution signed by every shareholder who would be entitled to vote on the resolution at a special meeting of shareholders.

For all companies incorporated after June 1, 2008 under the NSCA, the special majority required to pass a special resolution is two-thirds of the votes present in person or by proxy at a meeting of shareholders. For all companies incorporated before June 1, 2008, including the Company, the special majority required to pass a special resolution is three-fourths of the votes present in person or by proxy at a meeting of shareholders, unless a company so incorporated has, by special resolution, reduced the majority required to pass a special resolution to two-thirds.

The BCBCA requires that in order to approve an arrangement proposed with some of the shareholders holding shares of a class or series of shares of the company, those shareholders must approve the arrangement by a resolution passed at a meeting by at least a special majority of the votes cast by those shareholders. The special majority under the existing constating documents of NovaCopper is two-thirds.

The BCBCA requires that in order to approve an arrangement proposed with creditors of the company or a class of creditors of the company, a majority in number and three-quarters in value of the creditors or class of creditors, as the case may be, present and voting, either in person or by proxy, must approve the arrangement.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations for Shareholders

The following is a summary of certain Canadian federal income tax considerations generally applicable in respect of the reorganization of capital of the Company under the Arrangement, consisting of the redesignation of Company Shares as Class A Shares (the “Redesignation”), the exchange of Class A Shares for (i) one New NovaGold Share for each Class A Share and (ii) 0.1667 of a NovaCopper Share for each Class A Share (the “Share Exchange”) for shareholders who are the beneficial owners of Class A Shares who, for purposes of the Tax Act, deal and will deal at arm’s length with the Company and NovaCopper, are not and will not be affiliated with the Company or NovaCopper, and hold and will hold their Company Shares, Class A Shares, New NovaGold Shares and NovaCopper Shares, as applicable, as capital property.

Company Shares, Class A Shares, New NovaGold Shares or NovaCopper Shares, as the case may be, will generally be considered to be capital property to a holder thereof provided that such holder does not hold any such Company Shares, Class A Shares, New NovaGold Shares or NovaCopper Shares in the course of carrying on a business of buying and selling securities and has not acquired such Company Shares, Class A Shares, New NovaGold Shares or NovaCopper Shares in a transaction considered to be an adventure in the nature of trade. Certain Shareholders who are resident in Canada and who might not otherwise be considered to hold such Company Shares, Class A Shares, New NovaGold Shares or NovaCopper Shares as capital property may be entitled to have them treated as capital property by making the irrevocable election outlined in subsection 39(4) of the Tax Act to have their Company Shares, Class A Shares, New NovaGold Shares and NovaCopper Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Shareholders contemplating making a subsection 39(4) election should consult their own tax advisors for advice as to whether the election is available or advisable in their particular circumstance.

This summary does not address income tax considerations applicable to directors, officers or other insiders of the Company, NovaCopper or related companies, or persons who hold Company Shares or will hold NovaCopper Shares subject to escrow, trading or other restrictions that might affect the value thereof.

This summary is not applicable to a Shareholder: (a) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (b) that is a “specified financial institution” or “restricted financial institution” as defined in the Tax Act; (c) who has acquired Company Shares upon the exercise of an employee stock option; (d) an interest in which is a “tax shelter investment” as defined under the Tax Act, (e) who is an Optionholder or Warrantholder; or (f) to whom the functional currency reporting rules contained in subsection 261(4) of the Tax Act apply. Such Shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all proposals to amend the Tax Act or the regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof (“Proposed Amendments”), and counsel’s understanding of the current published administrative practices of the CRA. It has been assumed that the Proposed Amendments will be enacted as proposed and that there will be no other relevant changes to the Tax Act or other applicable law or policy, although no assurance can be given in these respects. For purposes of this summary, it has also been assumed that the Company Shares will be or remain listed on the TSX and AMEX upon the Redesignation, and the New NovaGold Shares and NovaCopper Shares will be listed on the TSX and AMEX when issued. This summary does not apply to Optionholders, Warrantholders, or holders of PSUs and DSUs.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder. The tax consequences to any particular Shareholder will depend on a variety of factors including the Shareholder’s own particular circumstances. Therefore, all Shareholders and all persons affected by the Plan of Arrangement should consult their own tax advisors with respect to their particular circumstances. An advance income tax ruling has not been obtained with respect to the transactions contemplated herein.

Residents of Canada

This portion of the summary applies to a Shareholder who, for the purposes of the Tax Act, is resident, or is deemed to be resident, in Canada at all relevant times and who (a) participates in the reorganization of capital of the Company consisting of the Redesignation and the Share Exchange under the Arrangement (a “Resident Shareholder”) or (b) who exercises Dissent Rights (a “Dissenting Resident Shareholder”).

Resident Shareholders

Redesignation of Company Shares as Class A Shares

Under the Tax Act, the Redesignation should not be a taxable event to a Resident Shareholder. The adjusted cost base to a Resident Shareholder of Class A Shares should be equal to the adjusted cost base that such Resident Shareholder had in the Company Shares.

Exchange of Class A Shares for New NovaGold Shares and NovaCopper Shares

The cost to a Resident Shareholder of NovaCopper Shares acquired on the exchange will be equal to the fair market value of the NovaCopper Shares at the time of the exchange. The cost to a Resident Shareholder of New NovaGold Shares acquired on the exchange will be equal to the amount, if any, by which the adjusted cost base of the Resident Shareholder’s Class A Shares immediately before the exchange exceeds the fair market value of the NovaCopper Shares received on the exchange.

It is anticipated by the Company that the fair market value of the NovaCopper Shares at the time they are distributed on the exchange of Class A Shares for New NovaGold Shares and NovaCopper Shares will be less than the aggregate paid-up capital of the Class A Shares immediately before the exchange. The Company anticipates that the paid-up capital of the Class A Shares held immediately prior to the Arrangement will exceed $2.65 per share. If the aggregate paid-up capital of the Class A Shares immediately before the exchange was less than the aggregate fair market value of the NovaCopper Shares at the time of exchange, NovaGold would be deemed to have paid a dividend on the Class A Shares equal to the amount of the excess, and each Resident Shareholder receiving NovaCopper Shares would be deemed to have received a pro rata portion of the dividend, based on the proportion of Class A Shares held. The taxation imposed on a dividend is described below under “Dividends on Shares”.

A Resident Shareholder whose Class A Shares are exchanged for New NovaGold Shares and NovaCopper Shares will be deemed to have disposed of the Class A Shares for proceeds of disposition equal to the cost to the Resident Shareholder of the New NovaGold Shares and the fair market value of the NovaCopper Shares less the amount of any dividend deemed to be received by the Resident Shareholder on the exchange (the Company anticipates that no dividend will be deemed to be received). A Resident Shareholder will realize a capital gain (or loss) to the extent such proceeds of disposition less any reasonable costs of disposition exceed (or are less than) the Resident Shareholder’s adjusted cost base of the Class A Shares.

See “Taxation of Capital Gains and Losses” below for a general description of the treatment of capital gains and losses under the Tax Act.

Dissenting Resident Shareholders

A Dissenting Resident Shareholder will be deemed to receive a dividend equal to the amount by which the amount received (other than in respect of interest awarded by a Court, if any) from the Company exceeds the paid-up capital of the Dissenting Resident Shareholder’s Company Shares. The deemed dividend received by a Dissenting Resident Shareholder who is an individual will be subject to the normal gross-up and dividend tax credit rules under the Tax Act (as described under “Dividends on Shares” below). A dividend deemed to be received by a Dissenting Resident Shareholder that is a corporation may be deemed to be received as additional proceeds of disposition of Company Shares under the circumstances set out in the Tax Act. A Dissenting Resident Shareholder is advised to consult its tax advisors in this regard.

In addition, a Dissenting Resident Shareholder will be considered to have disposed of his or her Company Shares for proceeds of disposition equal to the amount received from the Company (less the deemed dividend referred to above and not including any interest awarded by a Court). The Dissenting Resident Shareholder will realize a capital gain (or capital loss) to the extent such proceeds of disposition, less any reasonable costs of disposition, exceed (or are exceeded by) the Dissenting Resident Shareholder’s adjusted cost base of the Company Shares so disposed of. Any such capital gain or loss will be subject to the normal rules under the Tax Act as described under “Taxation of Capital Gains and Losses” below. Interest awarded to a Dissenting Resident Shareholder by a Court, if any, must be included by the Dissenting Resident Shareholder in computing the Dissenting Resident Shareholder’s income for purposes of the Tax Act.

Dividends on Shares

In the case of a Resident Shareholder or a Dissenting Resident Shareholder who is an individual, dividends received or deemed to be received on Company Shares, Class A Shares, New NovaGold Shares or NovaCopper Shares will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules, normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by the Company or NovaCopper, as the case may be, as “eligible dividends”.

In the case of a Resident Shareholder or a Dissenting Resident Shareholder that is a corporation, dividends received or deemed to be received on Company Shares, Class A Shares, New NovaGold Shares or NovaCopper Shares, as the case may be, will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 331/3% on dividends received or deemed to be received on Company Shares, Class A Shares, New NovaGold Shares or NovaCopper Shares, to the extent that such dividends are deductible in computing the corporation’s taxable income. This refundable tax is generally refunded to the corporate holder at the rate of $1.00 for every $3.00 of taxable dividends paid, while it is a private corporation.

Disposition of Company Shares, Class A Shares, New NovaGold Shares or NovaCopper Shares

The disposition or deemed disposition of Company Shares, Class A Shares, New NovaGold Shares or NovaCopper Shares, by a Resident Shareholder or a Dissenting Resident Shareholder will generally result in a capital gain (or loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares, immediately before the disposition. See “Taxation of Capital Gains and Losses” below for a general description of the treatment of capital gains and losses under the Tax Act.

Taxation of Capital Gains and Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Resident Shareholder or a Dissenting Resident Shareholder in a taxation year will be included in the holder’s income for the year. One-half of any capital loss (an “allowable capital losses”) realized by the Resident Shareholder or a Dissenting Resident Shareholder in a year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely, and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

If the Resident Shareholder or the Dissenting Resident Shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares.

Alternative Minimum Tax on Individuals

A Resident Shareholder or a Dissenting Resident Shareholder who is an individual (including certain trusts) is subject to alternative minimum tax under the Tax Act. This tax is computed by reference to adjusted taxable income, 80% of capital gains (net of capital losses) and the actual amount of taxable dividends (not including any gross-up) are included in determining the adjusted taxable income of an individual. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years, to the extent specified by the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Shareholder or a Dissenting Resident Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 62/3% on certain investment income , including amounts in respect of net taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

Eligibility for Investment

The New NovaGold Shares and the Class A Shares will, while held by Resident Shareholders pursuant to the Arrangement, be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (an “RRSP”), a registered retirement income fund (a “RRIF”), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax-free savings account (a “TFSA”) (“Plans”) provided that, during that time, such shares are listed on a designated stock exchange (which includes the TSX and the AMEX) or the Company is a “public corporation” as defined in the Tax Act. It is expected that the New NovaGold Shares and the Class A Shares will be listed on the TSX and the AMEX at the time of their re-designation and issuance, as the case may be.

The NovaCopper Shares will be qualified investments under the Tax Act for Plans at a particular time provided that, at that time, the shares are listed on a designated stock exchange or NovaCopper is a “public corporation” as defined in the Tax Act.

Notwithstanding that a New NovaGold Share, a Class A Share or a NovaCopper Share (each, a “Share”) may be a qualified investment for a TFSA, RRSP, or RRIF, the holder of a TFSA will be subject to a penalty tax on the Share if such Share is a “prohibited investment” for the TFSA, RRSP, or RRIF. A Share will generally be a “prohibited investment” if the holder of a TFSA or annuitant of an RRSP or a RRIF does not deal at arm’s length with the issuer of the Share for purposes of the Tax Act or the holder of the TFSA or annuitant of an RRSP or a RRIF has a “significant interest” (within the meaning of the Tax Act) in the issuer of the Share or a corporation, partnership or trust with which the issuer of the Share does not deal at arm’s length for purposes of the Tax Act.

Non-Residents of Canada

This portion of the summary applies, subject to all provisos and assumptions set out above, to a Shareholder who for the purposes of the Tax Act, is not and has never been resident or deemed a resident of Canada and does not, and will not at any relevant time, use or hold any shares of the Company (including the Company Shares and the Class A Shares) or NovaCopper Shares in carrying on, or otherwise in connection with, a business in Canada and who (a) participates in the reorganization of the Company’s share capital and the Redesignation and Share Exchange under the Arrangement (a “Non-Resident Shareholder”) or (b) who exercises Dissent Rights (a “Dissenting NonResident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder or a Dissenting Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Shareholders and Dissenting Non-Resident Shareholders should consult their own tax advisors.

Non-Resident Shareholders

The Redesignation should not be a taxable event to a Non-Resident Shareholder.

A Non-Resident Shareholder will not be subject to tax under the Tax Act on any capital gains realized on the exchange of Class A Shares for New NovaGold Shares and NovaCopper Shares, provided that the shares disposed of do not constitute “taxable Canadian property” (as defined in the Tax Act), discussed below, of the Non-Resident Shareholder at the time of the exchange, or an applicable income tax treaty exempts the capital gain from tax under the Tax Act.

Generally, a share of a corporation owned by a Non-Resident Shareholder will not be “taxable Canadian property” of that Non-Resident Shareholder at a particular time, provided that: (a) the share is listed on a designated stock exchange (which includes the TSX and the AMEX) at that time; (b) at no time during the 60-month period immediately preceding the disposition: (i) did the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, own 25% or more of the shares of any class or series of the corporation; and (ii) was more than 50% of the fair market value of the share derived directly or indirectly from one of any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act) and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists); and (c) the share was not acquired in a transaction as a result of which the share was deemed to be taxable Canadian property of the Non-Resident Shareholder.

In the case of Class A Shares, New NovaGold Shares or NovaCopper Shares owned by a Non-Resident Shareholder, that constitute “taxable Canadian property” of the Non-Resident Shareholder, and any capital gain that would be realized on the disposition of the share is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty, the tax consequences discussed above, under “Taxation of Capital Gains and Losses”, will generally apply.

The Company anticipates that the aggregate fair market value of the NovaCopper Shares, at the time they are distributed on the exchange of Class A Shares for New NovaGold Shares and NovaCopper Shares, will not exceed the aggregate paid-up capital of the Class A Shares immediately before the distribution. Accordingly, the fair market value of the NovaCopper Shares should be treated as a return of paid-up capital to the Non-resident Shareholders and no dividend should be deemed to have been received by a Non-resident Shareholder as a result of the exchange of Class A Shares for NovaCopper Shares and New NovaGold Shares. The Company anticipates that the paid-up capital of the Class A Shares held immediately prior to the Arrangement will exceed $2.65 per Class A Share.

If the aggregate paid-up capital of the Class A Shares immediately before the distribution was less than the fair market value of the NovaCopper Shares at the time of distribution, the Company would be deemed to have paid a dividend on the Class A Shares equal to the amount of the excess, and each Shareholder, including a Non-resident Shareholder, receiving NovaCopper Shares would be deemed to have received a pro rata portion of the dividend, based on the proportion of Class A Shares held. The taxation imposed on a dividend received by a Non-Resident Shareholder is described below under “Dividends on New NovaGold Shares and NovaCopper Shares Received by a Non-Resident Shareholder or a Dissenting Non-Resident Shareholder”.

The Class A Shares, owned by a Non-Resident Shareholder at the time of the Share Exchange will be considered “excluded property” for purposes of Section 116 of the Tax Act. Therefore, no Canadian tax will be withheld by the Company in respect of the Share Exchange (except in respect of any dividend deemed paid to a Non-Resident Shareholder), nor will there be an obligation for the Non-Resident Holder to obtain a certificate from the CRA in respect of the proposed Share Exchange.

Dissenting Non-Resident Shareholders

A Dissenting Non-Resident Shareholder will be deemed to receive a dividend from the Company in the same circumstances as described above for Dissenting Resident Shareholders under “Dissenting Resident Shareholders”. The deemed dividend will be subject to a 25% withholding tax under the Tax Act, unless such rate of withholding is reduced pursuant to an income tax treaty in force between Canada and the Dissenting Non-Resident Shareholder’s jurisdiction of residence. The Company will apply the 25% withholding tax on payments made by it except to the extent the Company is satisfied that the Dissenting Non-Resident Shareholder qualifies for a lower rate of withholding tax by virtue of an applicable tax treaty (if any).

A Dissenting Non-Resident Shareholder will also realize a capital gain or loss in the same circumstances as described above for Dissenting Resident Shareholders under “Dissenting Resident Shareholders”. The Dissenting Non-Resident Shareholder will be subject to tax in respect of such capital gain only if the Dissenting Non-Resident Shareholder’s Company Shares constitute “taxable Canadian property” and the Dissenting Non-Resident Shareholder is not entitled to relief under an applicable tax treaty (if any).

Company Shares will not be “taxable Canadian property” to a Dissenting Non- Resident Shareholder provided the conditions set out above described under “Non-Resident Shareholders” are met.

Interest received by a Dissenting Non-Resident Shareholder consequent upon the exercise of the Dissent Rights will not be subject to withholding under the Tax Act provided it is not “participating debt interest” as defined in the Tax Act.

The Company Shares owned by a Dissenting Non-Resident Shareholder will be considered “excluded property” for purposes of Section 116 of the Tax Act. Therefore, no Canadian tax will be withheld on a disposition of Company Shares on exercise of Dissent Rights by a Dissenting Non-Resident Shareholder (except in respect of any deemed dividend paid to a Dissenting Non-Resident Shareholder).

Disposition of Company Shares, Class A Shares, New NovaGold Shares or NovaCopper Shares by a NonResident Shareholder or a Dissenting Non-Resident Shareholder

Any capital gain realized by a Non-Resident Shareholder or a Dissenting Non-Resident Shareholder on the disposition or deemed disposition of Company Shares, Class A Shares, New NovaGold Shares or NovaCopper Shares will not be subject to tax under the Tax Act provided that the shares do not constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Shareholder, at the time of disposition, or where an applicable income tax treaty exempts the capital gain from tax under the Tax Act.

In the case of Company Shares, Class A Shares, New NovaGold Shares or NovaCopper Shares that are “taxable Canadian property” owned by a Non-Resident Shareholder or a Dissenting Non-Resident Shareholder, where any capital gain that would be realized on the disposition of the share is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty, the consequences discussed above under “Taxation of Capital Gains and Losses”, will generally apply.

Dividends on Company Shares, Class A Shares, New NovaGold Shares and NovaCopper Shares Received by a Non-Resident Shareholder or a Dissenting Non-Resident Shareholder

Dividends paid, deemed to be paid, or credited on New NovaGold Shares and NovaCopper Shares to a NonResident Shareholder will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced by an applicable income tax treaty.

Certain Canadian Federal Income Tax Considerations for Optionholders and Holders of DSUs and PSUs

The following is, as of the date hereof, a summary of certain Canadian federal income tax considerations generally applicable under the Tax Act in respect of the Arrangement to an Optionholder or holder of DSUs who (i) at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act, (ii) exchanges their Options or DSUs pursuant to the Plan of Arrangement, (iii) is a current or former employee or director of NovaGold, (iv) received their Options or DSUs in respect of, in the course of, or by virtue of, such employment or in consideration for the services performed by them as an employee or director of NovaGold and (v) at the time the holder’s Options or DSUs were granted, dealt at arm’s length with NovaGold. This summary does not describe the tax consequences of an exercise or other disposition by holders of Options or DSUs, prior to the Effective Time, and holders who have, or wish to, exercise or dispose of their Options or DSUs prior to the Effective time should consult their own tax advisors. This summary also addresses certain Canadian federal income tax considerations generally applicable under the Tax Act in respect of the Arrangement to a holder of PSUs. This summary is not applicable to Warrantholders. Warrantholders should consult their own advisors with respect to the consequences of transactions under the Arrangement.

The Redesignation will not result in a disposition or deemed disposition of the Options, the DSUs or the PSUs.

Exchange of Options and DSUs

The terms of the Arrangement provide that Options that are not exercised prior to the Effective Time will be exchanged for New NovaGold Options and NovaCopper Arrangement Options. Provided that the only consideration received by an Optionholder for each Option is a New NovaGold Option to acquire one New NovaGold Share and a NovaCopper Arrangement Option to acquire 0.1667 of a NovaCopper Share and (i) the amount by which the aggregate Fair Market Value of the New NovaGold Share and 0.1667 of a NovaCopper Share immediately after the exchange exceeds the aggregate exercise prices to acquire such shares under the New NovaGold Option and the NovaCopper Arrangement Options is not greater than (ii) the amount by which the fair market value of a Class A Share immediately before the exchange exceeded the exercise price to acquire such share under the Option exchanged, an Optionholder who exchanges an Option for a New NovaGold Option and NovaCopper Arrangement Option will not be considered to have disposed of their Option and the New NovaGold Option and NovaCopper Arrangement Option will be deemed to be a continuation of the Option so exchanged. Similarly, each DSU entitling a holder to a Class A Share will be exchanged for a New DSU that entitles a holder to receive one New NovaGold Share and 0.1667 of a NovaCopper Share. Provided the only consideration received by a holder of a DSU is a New DSU and the Fair Market Value of the New DSU immediately after the exchange is not greater than the Fair Market Value of the DSU immediately before the exchange, a holder who exchanges a DSU for a New DSU will not be considered to have disposed of their DSU and the New DSU will be deemed to be a continuation of the DSU so exchanged.

Amendment to PSUs

The PSU Plan provides for an amendment to the securities issuable thereunder to a holder of PSUs in the event of a reorganization, such as that contemplated by the Arrangement. While not free from doubt, no disposition of a PSU by a holder thereof should result.

Optionholders and holders of PSUs and DSUs who exercise Dissent Rights

Optionholders and holders of DSUs and PSUs should consult their own advisors with respect to the consequences of exercising Dissent Rights.

Certain United States Federal Income Tax Considerations for Shareholders

IRS Circular 230 Disclosure: To ensure compliance with Internal Revenue Service Circular 230, each U.S. Holder is hereby notified that: (a) any discussion of U.S. federal tax issues in this Management Proxy Circular is not intended or written by us to be relied upon, and cannot be relied upon by a U.S. Holder for the purpose of avoiding penalties that may be imposed on such U.S. Holder under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed by this Management Proxy Circular; and (c) each U.S. Holder should seek advice based on its particular circumstances from an independent tax advisor.

The following discussion summarizes certain material U.S. federal income tax consequences to a U.S. Holder, as defined below, of the Arrangement and the ownership and disposition of NovaCopper Shares received in the Arrangement. Except as specifically provided below, this summary does not address the U.S. federal income tax consequences to Optionholders regarding their Options, to Warrantholders regarding their Warrants and to service providers regarding their DSUs and PSUs.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements, rulings or practices, and judicial decisions, all as of the date of this Management Proxy Circular. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed in this Management Proxy Circular. No legal opinion from U.S. legal counsel has been or will be sought or obtained regarding the U.S. federal income tax consequences of the Arrangement. In addition, this summary is not binding on the U.S. Internal Revenue Service (the “IRS”), and no ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal income tax consequences discussed in this Management Proxy Circular. There can be no assurance that the IRS will not challenge any of the conclusions described in this Management Proxy Circular or that a U.S. court will not sustain such a challenge.

This summary is for general informational purposes only and does not address all possible U.S. federal tax issues that could apply with respect to the Arrangement. This summary does not take into account the facts unique to any particular U.S. Holder that could impact its U.S. federal income tax consequences with respect to the Arrangement. This discussion is not, and should not be, construed as legal or tax advice to a U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the Arrangement and the ownership and disposition of NovaCopper Shares.

This summary does not address the U.S. federal income tax consequences to U.S. Holders subject to special rules, including but not limited to U.S. Holders that (i) are banks, financial institutions, or insurance companies; (ii) are regulated investment companies or real estate investment trusts; (iii) are brokers, dealers, or traders in securities or currencies; (iv) are tax-exempt organizations; (v) hold Company Shares (or after the Arrangement, NovaCopper Shares) as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments; (vi) except as specifically provided below, acquire Company Shares (or after the Arrangement, NovaCopper Shares) as compensation for services or through the exercise or cancellation of employee stock options or warrants; (vii) have a functional currency other than the U.S. dollar; (viii) own or have owned directly, indirectly, or constructively 10% or more of the voting power of the Company (and after the Arrangement, NovaCopper Shares); (ix) are U.S. expatriates, or (x) are subject to the alternative minimum tax. In addition, this discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the Arrangement. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of NovaCopper Shares.

For the purposes of this summary, “U.S. Holder” means a beneficial owner of Company Shares that is (i) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any U.S. state, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. Person.

If a pass-through entity, including a partnership or other entity taxable as a partnership for U.S. federal tax purposes, holds Company Shares, the U.S. federal income tax treatment of an owner or partner generally will depend on the status of such owner or partner and on the activities of the pass-through entity. This summary does not address any U.S. federal income tax consequences to such owners or partners of a pass-through entity holding Company Shares and such persons are urged to consult their own tax advisor.

For purposes of this summary, “non-U.S. Holder” means a beneficial owner of Company Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.

This summary assumes that Company Shares are held as capital assets (generally, property held for investment), within the meaning of the Code, in the hands of a U.S. Holder at all relevant times.

U.S. Federal Income Tax Consequences of the Arrangement

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of U.S. corporate law. Therefore, the U.S. federal income tax consequences of certain aspects of the Arrangement are not certain. This summary assumes that (a) the renaming and redesignation of the Company Shares as Class A Shares and (b) the exchange by the Shareholders of the Class A Shares for New NovaGold Shares and NovaCopper Shares, taken together, will properly be treated for U.S. federal income tax purposes, under the step-transaction doctrine or otherwise, as (i) a tax-deferred exchange by the Shareholders of their Company Shares for New NovaGold Shares, either under Section 1036 or Section 368(a)(1)(E) of the Code, combined with (ii) a distribution of the NovaCopper Shares to the Shareholders under Section 301 of the Code. In addition, except as discussed below, a U.S. Holder should have the same basis and holding period in New NovaGold Shares as such U.S. Holder had in its Company Shares.

There can be no assurance that the IRS will not challenge the U.S. federal income tax treatment of the Arrangement or that, if challenged, a U.S. court would not agree with the IRS. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of the Arrangement for U.S. federal income tax purposes.

Arrangement of NovaCopper Shares

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below under “Potential Application of the PFIC Rules” a U.S. Holder that receives NovaCopper Shares pursuant to the Arrangement will be treated as receiving a distribution of property in an amount equal to the fair market value of the NovaCopper Shares received on the distribution date (without reduction for any Canadian income or other tax withheld from such distribution). Such distribution would be taxable to the U.S. Holder as a dividend to the extent of NovaGold’s current and accumulated earnings and profits. To the extent the fair market value of the NovaCopper Shares distributed exceeds the Company’s adjusted tax basis in such shares (as calculated for U.S. federal income tax purposes), the proposed Arrangement can be expected to generate additional earnings and profits for the Company. Any such dividend generally will not be eligible for the “dividends received deduction” in the case of U.S. Holders that are corporations. To the extent that the fair market value of the NovaCopper Shares exceeds the current and accumulated earnings and profits of the Company, the distribution of the NovaCopper Shares pursuant to the Arrangement will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the Company Shares, with any remaining amount being taxed as a capital gain. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.

For tax years beginning before January 1, 2013, a dividend paid by the Company to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” (“QFC”) and certain holding period and other requirements for the Common Shares are met. The Company generally will be a QFC as defined under Section 1(h)(11) of the Code if the Company is eligible for the benefits of the Canada - U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of these requirements, the Company will not be treated as a QFC if the Company is a PFIC (as defined below) for the tax year during which it pays a dividend or for the preceding tax year. See the section below under the heading “Potential Application of the PFIC Rules.”

If a U.S. Holder is not eligible for the preferential tax rates discussed above, a dividend paid by the Company to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Dissenting U.S. Holders

Subject to the PFIC rules discussed below under “Potential Application of the PFIC Rules,” a U.S. Holder that exercises the right to dissent from the Arrangement (a “Dissenting U.S. Holder”) and receives cash for such U.S. Holder’s Company Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Company Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in the Company Shares surrendered, provided such U.S. Holder does not actually or constructively own any New NovaGold Shares after the Arrangement. Such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Company Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

If a U.S. Holder that exercises the right to dissent from the Arrangement and receives cash for such U.S. Holder’s Company Shares actually or constructively owns New NovaGold Shares after the Arrangement, all or a portion of the cash received by such U.S. Holder may be taxable as a distribution under the same rules as discussed under “Arrangement of NovaCopper Shares” above.

Potential Application of the PFIC Rules

The tax considerations of the Arrangement to a particular U.S. Holder will depend on whether the Company was a PFIC during any year in which a U.S. Holder owned Company Shares. In general, a foreign corporation is a PFIC for any taxable year in which either (i) 75% or more of the foreign corporation’s gross income is passive income, or (ii) 50% or more of the average quarterly value of the foreign corporation’s assets produced are held for the production of passive income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a non-U.S. corporation, provided that certain other requirements are satisfied. In determining whether or not it is classified as a PFIC, a foreign corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

NovaGold believes that it was not a PFIC for its tax years ended November 30, 2008 through 2011. Based on current business plans and financial projections, NovaGold does not expect to be a PFIC for its current tax year ending November 30, 2012. NovaGold believes that is was a PFIC for its tax years ended November 30, 2006 and November 30, 2007 and may have been a PFIC in one or more prior tax years. The determination of PFIC status is inherently factual and generally cannot be determined until the close of the taxable year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. U.S. Holders are urged to consult their own U.S. tax advisors regarding the application of the PFIC rules to the Arrangement. Certain subsidiaries and other entities in which a PFIC has a direct or indirect interest could also be PFICs with respect to a U.S. person owning an interest in the first-mentioned PFIC.

If the Company is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for the Company Shares, the effect of the PFIC rules on a U.S. Holder receiving NovaCopper Shares pursuant to the Arrangement will depend on whether such U.S. Holder has made a timely and effective election to treat NovaGold as a “qualified electing fund” (“QEF”) under Section 1295 of the Code (a “QEF Election”) or has made a mark-to-market election with respect to its Company Shares under Section 1296 of the Code (a “Mark-to-Market Election”). In this summary, a U.S. Holder that has made a timely QEF Election or Mark-to-Market Election is referred to as an “Electing Shareholder” and a U.S. Holder that has not made a timely QEF Election or a Mark-to-Market Election is referred to as a “Non-Electing Shareholder.” If an Electing Shareholder successfully makes either of these elections, such Electing Shareholder generally would not be subject to the default rules of Section 1291 of the Code discussed below upon the receipt of the NovaCopper Shares pursuant to the Arrangement. Instead, the Electing Shareholder generally would be subject to the rules set forth below under “Passive Foreign Investment Company Rules – QEF Election” and “– Mark-to-Market Election.”

With respect to a Non-Electing Shareholder, if the Company is a PFIC or was a PFIC at any time during a U.S. Holder’s holding period for the Company Shares, the default rules under Section 1291 of the Code will apply to gain recognized on any disposition of Company Shares and to “excess distributions” from the Company (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years (or during the U.S. Holder’s holding period for the Company Shares, if shorter).

Under Section 1291 of the Code, any such gain recognized on the sale or other disposition of Company Shares and any excess distribution must be ratably allocated to each day in a Non-Electing Shareholder’s holding period for the Company Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such prior year. Such Non-Electing Shareholders that are not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the distribution of the NovaCopper Shares pursuant to the Arrangement constitutes an “excess distribution” with respect to a Non-Electing Shareholder, such Non-Electing Shareholder will be subject to the rules of Section 1291 of the Code discussed above upon the receipt of the NovaCopper Shares. In addition, the distribution of the NovaCopper Shares pursuant to the Arrangement may be treated, under proposed Treasury Regulations, as the “indirect disposition” by a Non-Electing Shareholder of such Non-Electing Shareholder’s indirect interest in NovaCopper, which generally would be subject to the rules of Section 1291 of the Code discussed above.

U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of NovaCopper Shares

Passive Foreign Investment Company Rules

If NovaCopper were to constitute a PFIC under the meaning of Section 1297 of the Code (as discussed below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to such U.S. Holder resulting from the acquisition, ownership and disposition of NovaCopper Shares. Based on current business plans and financial expectations, NovaCopper believes that there is a significant likelihood that it will be a PFIC for the current tax year and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by NovaCopper (or a Subsidiary PFIC as defined below) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of NovaCopper and any Subsidiary PFIC.

In addition, in any year in which NovaCopper is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. This new filing requirement is in addition to pre-existing reporting obligations that may apply to a U.S. Holder if NovaCopper were classified as a PFIC. Pursuant to recent IRS guidance, this new filing requirement has been temporarily suspended in certain (but not all) cases pending release of revised IRS Form 8621. Additional guidance is also expected regarding the specific information that will be required to be reported on revised IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a revised IRS Form 8621 (after such form is released) for prior taxable years in which the obligation to file such form was suspended.

Under certain attribution rules, if NovaCopper is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of NovaCopper’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale of the NovaCopper Shares and their proportionate share of (a) any excess distributions on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by NovaCopper or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of NovaCopper Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If NovaCopper is a PFIC for any tax year during which a U.S. Holder owns NovaCopper Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of NovaCopper Shares will depend on whether and when such U.S. Holder makes a QEF Election to treat NovaCopper and each Subsidiary PFIC, if any, as a QEF under Section 1295 of the Code or makes a Mark-to-Market Election under Section 1296 of the Code. A U.S. Holder that does not make either a timely QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing Shareholder.”

A Non-Electing Shareholder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of NovaCopper Shares and (b) any excess distribution received on the NovaCopper Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the NovaCopper Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of NovaCopper Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on NovaCopper Shares, must be ratably allocated to each day in a Non-Electing Shareholder’s holding period for the respective NovaCopper Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing Shareholder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If NovaCopper is a PFIC for any tax year during which a Non-Electing Shareholder holds NovaCopper Shares, NovaCopper will continue to be treated as a PFIC with respect to such Non-Electing Shareholder, regardless of whether NovaCopper ceases to be a PFIC in one or more subsequent tax years. A Non-Electing Shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such NovaCopper Shares were sold on the last day of the last tax year for which NovaCopper was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its NovaCopper Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its NovaCopper Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of NovaCopper, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of NovaCopper, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which NovaCopper is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by NovaCopper. However, for any tax year in which NovaCopper is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to NovaCopper generally (a) may receive a tax-free distribution from NovaCopper to the extent that such distribution represents “earnings and profits” of NovaCopper that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the NovaCopper Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of NovaCopper Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the NovaCopper Shares in which NovaCopper was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the NovaCopper Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such NovaCopper Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC in order for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, NovaCopper ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which NovaCopper is not a PFIC. Accordingly, if NovaCopper becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which NovaCopper qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that NovaCopper will satisfy the record keeping requirements that apply to a QEF, or that NovaCopper will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that NovaCopper is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their NovaCopper Shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if NovaCopper cannot provide the required information with regard to NovaCopper or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing Shareholders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the NovaCopper Shares are marketable stock. The NovaCopper Shares generally will be “marketable stock” if the NovaCopper Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission; (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, and together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its NovaCopper Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such NovaCopper Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the NovaCopper Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the NovaCopper Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which NovaCopper is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the NovaCopper Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such NovaCopper Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the NovaCopper Shares, over (b) the fair market value of such NovaCopper Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the NovaCopper Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of NovaCopper Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the NovaCopper Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the NovaCopper Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of NovaCopper Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which NovaCopper Shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if NovaCopper is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses NovaCopper Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such NovaCopper Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult with its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of NovaCopper Shares.

Ownership and Disposition of NovaCopper Shares to the Extent that the PFIC Rules do not Apply

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on NovaCopper Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a NovaCopper Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of NovaCopper, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if NovaCopper is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of NovaCopper, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the NovaCopper Shares and thereafter as gain from the sale or exchange of such NovaCopper Shares. See the discussion below under the heading “Sale or Other Taxable Disposition of NovaCopper Shares.” However, NovaCopper may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by NovaCopper with respect to the NovaCopper Shares will constitute ordinary dividend income. Dividends received on NovaCopper Shares generally will not be eligible for the “dividends received deduction.” In addition, NovaCopper does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of NovaCopper Shares

Upon the sale or other taxable disposition of NovaCopper Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such NovaCopper Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in NovaCopper Shares generally will be such holder’s U.S. dollar cost for such NovaCopper Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the NovaCopper Shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of NovaCopper Shares may elect to deduct or credit such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the NovaCopper Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income with the result that credits generated within a specific category of income may only offset income taxes with respect to foreign source income within that same category of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The U.S. dollar value of any cash payment in Canadian dollars to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S. Holder will generally have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and converts or disposes of the Canadian dollars after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, which generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of NovaCopper Shares.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their shares are held in an account at a domestic financial institution. However, pursuant to recent IRS guidance, these new reporting requirements have been temporarily suspended pending release of IRS Form 8938. Additional guidance is also expected regarding the specific information that will be required to be reported on IRS Form 8938. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938 (after such form is released) for prior tax years in which the obligation to file such form was suspended.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the NovaCopper Shares, (b) proceeds arising from the sale or other taxable disposition of NovaCopper Shares, or (c) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, at the current rate of 28% if a U.S. Holder (i) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Certain United States Federal Income Tax Considerations for NovaGold Optionholders and Holders of DSUs and PSUs

The following is, as of the date hereof, a summary of the principal United States federal income tax considerations generally applicable under the Code, Treasury Regulations, administrative pronouncements, rulings or practices, and judicial decisions as of the date of this Management Proxy Circular in respect of the Arrangement to an Optionholder who (i) at all relevant times is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30(A) and section 7701(b)(1) of the Code, (ii) exchanges their Options pursuant to the Plan of Arrangement, (iii) is a current or former employee, director or other service provider of NovaGold or of a subsidiary of NovaGold (subsidiary as defined under section 424(f) of the Code), and (iv) received their Options in respect of, in the course of, or by virtue of, such employment or in consideration for the services performed by them as directors or service providers (“U.S. Optionholders”). This summary does not describe the tax consequences of an exercise or other disposition of options by U.S. Optionholders, prior to the Effective Time, and such holders who have, or wish to, exercise or dispose of their Options DSUs or PSUs prior to the Effective time should consult their own tax advisors. This summary is for general informational purposes only and does not address all possible U.S. federal tax issues that could apply with respect to the Arrangement. This summary does not address the U.S. federal income tax consequences to U.S. Optionholders with respect to their exercise or cancellation of options, or the holding or disposition of Company Shares (or after the Arrangement , NovaCopper Shares) acquired through exercise of options awarded as compensation for services. This summary does not take into account the facts unique to any particular U.S. Optionholder that could impact its U.S. federal income tax consequences with respect to the Arrangement. This summary also addresses the United States federal income tax considerations generally applicable under the Code in respect of the Arrangement to a holder of DSUs or PSUs. This summary is not applicable to Warrantholders. Warrantholders should consult their own advisors with respect to the consequences of transactions contemplated herein.

Exchange for Options

The terms of the Arrangement provide that Options that are not exercised prior to the Effective Time will be exchanged for New NovaGold Options and NovaCopper Arrangement Options. Provided that the only consideration received by an Optionholder for each Option is a NovaGold Option to acquire one New NovaGold Share and a NovaCopper Arrangement Option to acquire 0.1667 of a NovaCopper Share and (i) the amount by which the aggregate Fair Market Value of the New NovaGold Share and 0.1667 of a NovaCopper Share immediately after the exchange exceeds the aggregate exercise prices to acquire such shares under the new options is not greater than (ii) the amount by which the Fair Market Value of a NovaGold Share immediately before the exchange exceeded the exercise price to acquire such share under the Option exchanged, and provided that the New NovaGold Options and NovaCopper Arrangement Options are subject to the same terms as the NovaGold Option, such exchange of the NovaGold options, in itself, should not be a taxable event.

Amendment of PSUs; Exchange of DSUs

The plan pursuant to which the DSUs and PSUs were issued provides for an amendment to the securities issuable thereunder to a holder of DSUs or PSUs, as the case may be, in the event of a reorganization such as that contemplated by the Arrangement. As a result, no disposition of a PSU by a holder thereof should result, and the amendment should not, in itself, constitute a taxable event.

The deemed exchange of DSUs for New DSUs as contemplated by the arrangement should not result in a taxable event, provided that the terms of the New DSUs with respect to time of payment are the same as the existing DSUs.

Notwithstanding the foregoing, U.S. Holders who held Options, DSUs or PSUs during a tax year in which NovaGold was classified as a PFIC, may be required to recognize a gain under the PFIC rules as a result of such exchanges. However, the application of the PFIC rules to such exchanges is uncertain because no specific guidance has been issued as to how the PFIC rules apply to such exchanges. Securityholders who are not resident in Canada should consult their own tax advisor for advice on the Arrangement.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO SECURITYHOLDERS WITH RESPECT TO THE DISPOSITION OF THOSE SECURITIES PURSUANT TO THE ARRANGEMENT OR THE OWNERSHIP AND DISPOSITION OF THOSE SECURITIES RECEIVED PURSUANT TO THE ARRANGEMENT. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

SECURITIES LAW CONSIDERATIONS

The following discussion is only a general overview of the requirements of Canadian securities laws for the resale of the New NovaGold Shares and NovaCopper Shares. Holders of New NovaGold Shares or NovaCopper Shares should seek legal advice prior to any resale of such securities to ensure the resale is made in compliance with the requirements of applicable securities legislation.

Canadian Securities Laws

The issuance pursuant to the Arrangement of the New NovaGold Shares and the NovaCopper Shares, as well as all other issuances, trades and exchanges of securities under the Arrangement, will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable Canadian provincial securities legislation or, where required, exemption orders or rulings from various securities regulatory authorities in the provinces and territories of Canada where Shareholders are resident. The Company is currently a “reporting issuer” under the applicable securities legislation in each of the provinces of Canada. Under National Instrument 45-102 – Resale of Securities (and if required, orders and rulings from various securities regulatory authorities in the provinces and territories of Canada where Shareholders are resident), the New NovaGold Shares and NovaCopper Shares received by Shareholders pursuant to the Arrangement may be resold through registered dealers in Canadian provinces or territories without any “hold period” restriction (provided that no unusual effort is made to prepare the market or create a demand for these securities, no extraordinary commission or consideration is paid in respect of the sale and, if the seller is an insider or officer of the issuer, the seller has no reasonable grounds to believe that the issuer is in default of securities legislation). Resales of New NovaGold Shares and NovaCopper Shares will, however, be subject to resale restrictions where the sale is made from the holdings of any person or combination of persons holding a sufficient number of New NovaGold Shares or NovaCopper Shares, as the case may be, to affect materially the control of the Company or NovaCopper, respectively.

United States Federal Securities Laws

The issuance of the New NovaGold Shares, the NovaCopper Shares and the other securities issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any state securities laws, and will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) under the U.S. Securities Act, and exemptions from registration under applicable U.S. state securities laws.

The ability of a Securityholder to resell the New NovaGold Shares and NovaCopper Shares issued to it on the Effective Date of the Arrangement will depend on whether it is an ‘‘affiliate’’ of NovaGold or NovaCopper after the Effective Date or within ninety days prior to the Effective Date. As defined in Rule 144 under the U.S. Securities Act, an ‘‘affiliate’’ of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its ‘‘affiliates’’. Persons or entities who are not affiliates of NovaGold or NovaCopper after the Effective Date, or within ninety days prior to the Effective Date or the resale transaction, may freely resell the New NovaGold Shares or NovaCopper Shares issued to them in accordance with the Arrangement under the U.S. Securities Act. Persons or entities who are affiliates of NovaGold or NovaCopper after the Effective Date, or within ninety days prior to the Effective Date or the resale transaction, may resell such securities only pursuant to registration or an exemption from registration under the U.S. Securities Act, such as the exemptions provided by Rule 144 under the U.S. Securities Act or Rule 904 of Regulation S under the U.S. Securities Act, if available.

Securityholders are urged to consult with their own legal counsel to ensure that the resale of NovaGold or NovaCopper securities issued to them pursuant to the Arrangement complies with applicable securities legislation.

Exercise or Conversion of the Convertible Securities

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise or conversion of securities that were issued pursuant to Section 3(a)(10). Therefore, the Compensation Securities issued pursuant to the Arrangement may not be exercised, nor may any New NovaGold Shares or NovaCopper Shares issued upon such exercise or conversion be offered or resold, except pursuant to registration under the U.S. Securities Act or an exemption from such registration requirements. NovaCopper expects to file a registration statement on Form S-8 prior to the Effective Date to register the NovaCopper Shares issuable upon exercise or conversion of the Compensation Securities to the extent Form S-8 is available for use.

Subsequent to the Effective Date, the Warrants may be exercised only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. As a result, the Warrants may only be exercised by a holder who represents that, at the time of exercise, the holder is an “accredited investor” as defined in Regulation D under the U.S. Securities Act or, the holder is not then located in the U.S., is not a U.S. Person, and is not exercising the Warrants for the account or benefit of a U.S. Person or a person in the U.S., unless the holder provides a legal opinion or other evidence reasonably satisfactory to NovaGold to the effect that the exercise of the Warrants does not require registration under the U.S. Securities Act or state securities laws. In addition, any shares issuable upon the exercise of the Warrants in the U.S. or for the account or benefit of a U.S. Person or a person in the U.S. or at any time the NovaGold is not a “foreign private issuer”, will be ‘‘restricted securities’’ within the meaning of Rule 144(a)(3) under the U.S. Securities Act, certificates representing such shares will bear a legend to that effect, and such shares may be resold only pursuant to an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws. Subject to certain limitations, such shares may be resold without registration under the U.S. Securities Act outside of the U.S. pursuant to Regulation S under the U.S. Securities Act or within the U.S. pursuant to Rule 144 under the U.S. Securities Act.

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE U.S., NOR HAS THE SEC OR ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE U.S. PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The foregoing discussion is only a general overview of the requirements under the U.S. Securities Act for the resale of the New NovaGold Shares and NovaCopper Shares and securities issued upon conversion or exercise of the Convertible Securities. Holders of New NovaGold Shares and NovaCopper Shares are urged to seek legal advice prior to any resale of such securities to ensure that the resale is made in compliance with the requirements of applicable securities legislation. Certain resales of securities acquired pursuant to the Arrangement may be required to be made through properly registered securities dealers.

RISK FACTORS TO THE ARRANGEMENT

In evaluating the Arrangement, you should carefully consider, in addition to the other information contained in this Management Proxy Circular, the risks and uncertainties described below before deciding to vote in favour of the Arrangement. In addition to the risk factors relating to the Arrangement, Shareholders should also carefully consider the risk factors relating to the Company’s business and NovaCopper’s business following the Arrangement as described under “Risk Factors” in Schedule “H” and Schedule “I”, respectively, which risk factors should be considered in conjunction with the other information included in this Management Proxy Circular. While this Management Proxy Circular has described the risks and uncertainties that management of the Company believes to be material to the Company’s and NovaCopper’s business, and therefore the value of their common shares, it is possible that other risks and uncertainties affecting the Company’s and/or NovaCopper’s business will arise or become material in the future.

Risks of Not Proceeding with the Arrangement

Impact on Share Price and Future Business Operations

If the Arrangement is not completed, there may be a negative impact on our share price, future business and operations to the extent that the current trading price of Company Shares reflects an assumption that the Arrangement will be completed. The price of Company Shares may decline if the Arrangement is not completed.

Existing Operational Risk

If the Arrangement is not completed, we will continue to face all of the existing operational and financial risks of our business as described herein.

Costs of the Arrangement

There are certain costs related to the Arrangement, such as legal, accounting and certain fees incurred, that must be paid even if the Arrangement is not completed. There are also opportunity costs associated with the diversion of management attention away from the conduct of our business in the ordinary course.

Risks of Proceeding with the Arrangement

Fluctuation in Market Value of the NovaCopper Shares

There is currently no market for the NovaCopper Shares and there can be no assurance that an active market will develop or be sustained after the Effective Date. The lack of an active public market could have a material adverse effect on the price of the NovaCopper Shares.

The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the future market price of the NovaCopper Shares on any stock exchange cannot be predicted.

Trading Prices

The trading price of the New NovaGold Shares may be lower following the Arrangement than the trading price of the Company Shares prior thereto, reflecting the disposition of the Ambler Project and such price may fluctuate significantly for a period of time following the Arrangement. The combined trading prices of the New NovaGold Shares and the NovaCopper Shares received pursuant to the Arrangement may be less than, equal to or greater than the trading price of the Company Shares prior to the Arrangement.

Pre -Arrangement Consents and Approvals

The Company continues to seek and obtain certain necessary consents and approvals in order to implement the Arrangement and related transactions as currently structured. The Company believes that it will obtain such consents and approvals prior to the Effective Date. However, if certain approvals and consents are not received prior to the Effective Date, the Company may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement, including possibly delaying the completion of the Arrangement in order to allow sufficient time to receive such consents or approvals.

Income Tax Considerations

The fair market value of the NovaCopper Shares immediately following the exchange of Class A Shares for New NovaGold Shares and NovaCopper Shares cannot be determined precisely and will impact the tax consequences of participating in the Arrangement.

No tax ruling has been received from the authorities in Canada or the United States in respect of tax consequences of participating in the Arrangement.

INFORMATION CONCERNING THE COMPANY POST-ARRANGEMENT

For further information concerning the Company post-Arrangement, see Schedule “H” attached to this Management Proxy Circular. Additional information relating to the Company is available on SEDAR at www.sedar.com.

INFORMATION CONCERNING NOVACOPPER POST-ARRANGEMENT

For further information concerning NovaCopper post-Arrangement, see Schedule “I” attached to this Management Proxy Circular.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment of Articles to Increase the Maximum Number of Directors of the Company

The Shareholders will be asked to consider and, if deemed appropriate, to pass, a special resolution to amend the Articles of the Company to increase the maximum number of directors from ten to fifteen. This amendment will allow the Board to add additional Directors with skill sets that may enhance or compliment the skill sets of the other members of the Board.

At the Meeting, Shareholders will be asked to pass a resolution in substantially the following form:

             “BE IT RESOLVED as a special resolution of the Shareholders of Company that:

1.           Section 108 of the Articles of the Company be deleted in its entirety and replaced with the following: “The Board of Directors of the Company shall consist of not less than one nor more than fifteen Directors, such number within that range to be determined from time to time by resolution of the Directors of the Company.”;

2.           Any Officer or Director of the Company be authorized and directed to do all things and execute and deliver all instruments and documents necessary or desirable to give effect to the foregoing; and

3.           The Directors of the Company may, in their absolute discretion, revoke this special resolution or any part thereof before it is acted upon without further approval or authorization from the Shareholders of the Company.”

To be effective, the resolution must be passed by not less than three quarters of the votes cast thereon in person and by proxy by the Shareholders at the Meeting. The named proxyholders intend to vote the voting shares represented by any proxy appointing them as proxy FOR the approval of the foregoing resolution to amend the articles of the Corporation, unless the shareholder who has given such proxy has directed in the proxy that the shares be voted against the approval of the foregoing resolution.

Approval of NovaCopper Stock Option Grant to Chief Executive Officer

The Company has entered into an employment agreement dated January 9, 2012 with Rick Van Nieuwenhuyse (the “Employment Agreement”) pursuant to which Mr. Van Nieuwenhuyse has been employed as President and CEO of NovaCopper. Under the terms of this agreement, NovaCopper has agreed to grant to Mr. Van Nieuwenhuyse an initial grant of 1,875,000 NovaCopper Options on the Effective Date. Such grant is conditional upon completion of the Arrangement and represents approximately 4.05% of the anticipated issued and outstanding common shares of NovaCopper assuming the completion of the Arrangement. Upon issuance, the NovaCopper Options will be exercisable for a period of five years at an exercise price equal to the volume weighted average trading price on the TSX for the five trading days commencing on the sixth trading day following the Effective Date of the Arrangement, with two-thirds of the NovaCopper Options to vest on the first anniversary of the Effective Date, and the final one-third to vest on the second anniversary of the Effective Date. See “Executive Compensation – Option-Based Awards” in Schedule “I” hereto.

At the Meeting, Shareholders will be asked to pass a resolution in substantially the following form:

             “BE IT RESOLVED THAT:

1.           the grant of 1,875,000 NovaCopper Options to Rick Van Nieuwenhuyse pursuant to the terms of his Employment Agreement and the foregoing description be and is hereby ratified and approved;

2.           any one or more directors or officers of the Company or of NovaCopper be and are hereby authorized to execute any other documents as such one or more directors or officers deems necessary to give effect to the foregoing resolutions.”

To be effective, the resolution must be passed by not less than one half of the votes cast thereon in person and by proxy by the Shareholders at the Meeting. The named proxyholders intend to vote the Company Shares represented by any proxy appointing them as proxy FOR the approval of the foregoing resolution to approve the grant of NovaCopper Options to Rick Van Nieuwenhuyse, unless the Shareholder who has given such proxy has directed in the proxy that the Company Shares be voted against the approval of the foregoing resolution.

Approval of NovaCopper Share Issuance to Chief Executive Officer

Pursuant to the terms of the Employment Agreement, NovaCopper has agreed, subject to Shareholder approval, to provide Mr. Van Nieuwenhuyse with an incentive grant of 135,000 NovaCopper Shares on the Effective Date. Such grant is conditional upon the completion of the Arrangement and represents approximately 0.29% of the anticipated issued and outstanding common shares of NovaCopper assuming the completion of the Arrangement. See “Executive Compensation – Compensation Discussion and Analysis” in Schedule “I” hereto.

At the Meeting, Shareholders will be asked to pass a resolution in substantially the following form:

             “BE IT RESOLVED THAT:

1.           the grant of 135,000 NovaCopper Shares to Rick Van Nieuwenhuyse pursuant to the terms of his Employment Agreement be and is hereby ratified and approved;

2.           any one or more directors or officers of the Company or of NovaCopper be and are hereby authorized to execute any other documents as such one or more directors or officers deems necessary to give effect to the foregoing resolutions.”

To be effective, the resolution must be passed by not less than one half of the votes cast thereon in person and by proxy by the Shareholders at the Meeting. The named proxyholders intend to vote the Company Shares represented by any proxy appointing them as proxy FOR the approval of the foregoing resolution to approve the grant and issuance of NovaCopper Shares to Rick Van Nieuwenhuyse, unless the Shareholder who has given such proxy has directed in the proxy that the Company Shares be voted against the approval of the foregoing resolution.

Approval of NovaCopper’s Equity Incentive Plan

As the Company’s Option Plan will not carry forward to NovaCopper, and in contemplation of the Arrangement becoming effective, the directors of NovaCopper have adopted the NovaCopper Equity Incentive Plan. At the Meeting, Shareholders will be asked to approve and ratify the NovaCopper Equity Incentive Plan. The NovaCopper Equity Incentive Plan is attached hereto as Schedule “G” and the principal features of the NovaCopper Equity Incentive Plan are summarized in Schedule “I”. The summary is qualified in its entirety by reference to the full text of the NovaCopper Equity Incentive Plan. The NovaCopper Equity Incentive Plan was approved by the Company on February 27, 2012 and the board of directors of NovaCopper on February 27, 2012.

At the Meeting, Shareholders will be asked to pass a resolution in substantially the following form:

             “BE IT RESOLVED THAT:

1.	subject to regulatory approval, the NovaCopper Equity Incentive Plan in the form presented to this Meeting, be and is hereby ratified and approved;

2.

the unallocated entitlements are hereby approved and NovaCopper will have the ability to grant options and shares under the NovaCopper Equity Incentive Plan until the date that is three years from the Effective Date of the Arrangement;

3.

NovaCopper is authorized to make such amendments to the NovaCopper Equity Incentive Plan from time to time as the board of directors of NovaCopper may, in its discretion, consider to be appropriate, provided that such amendments will be subject to the approval of applicable regulatory authorities and must be in accordance with the terms of the NovaCopper Equity Incentive Plan; and

4.

the approval of the NovaCopper Equity Incentive Plan by the board of directors of the Company is hereby ratified and confirmed and any one or more directors or officers of the Company or of NovaCopper be and is hereby authorized to execute any other documents as such one or more directors or officers deems necessary to give effect to the foregoing resolutions.”

To be effective, the resolution must be passed by not less than one half of the votes cast thereon in person and by proxy by the Shareholders at the Meeting. The named proxyholders intend to vote the Company Shares represented by any proxy appointing them as proxy FOR the approval of the foregoing resolution to approve the NovaCopper Equity Incentive Plan, unless the Shareholder who has given such proxy has directed in the proxy that the Company Shares be voted against the approval of the foregoing resolution.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to management shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, none of our directors or executive officers, nor any person who has held such a position since the beginning of our last completed financial year, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

BOARD APPROVAL

The contents and sending of this Notice of Meeting and this Management Proxy Circular have been approved by the Board of Directors of NovaGold Resources Inc.

Dated at Vancouver, British Columbia, as of the 27th day of February, 2012.

ON BEHALF OF THE BOARD

“Gregory A. Lang”

Gregory A. Lang
President and Chief Executive Officer

SCHEDULE “A”

Arrangement Resolution

SPECIAL RESOLUTIONS OF THE SECURITYHOLDERS
OF NOVAGOLD RESOURCES INC.

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The arrangement (the “Arrangement”) under Section 130 of the Companies Act (Nova Scotia) (the “NSCA”) involving the Company, a corporation existing under the laws of the Province of Nova Scotia, all as more particularly described and set forth in management proxy circular (the “Management Proxy Circular”) of the Company dated February 27, 2012, accompanying the notice of the meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”), implementing the Arrangement, the full text of which is set out in Schedule “B” to the Management Proxy Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.

Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of the Company or that the Arrangement has been approved by the Nova Scotia Supreme Court, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the securityholders of the Company:

	(a)	to amend the Plan of Arrangement to the extent permitted by the Plan of Arrangement; or

	(b)	not to proceed with the Arrangement.

4.

Any one or more directors or officers of the Company is hereby authorized and directed for and on behalf of the Company to execute, whether under corporate seal of the Company or otherwise, and to deliver the final order of arrangement and such other documents as are necessary or desirable to the Registrar under the NSCA for filing.

5.

Any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions and the completion of the Plan of Arrangement, including, but not limited to:

	(a)	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

	(b)	the signing of the certificates, consents and other documents or declarations required to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

SCHEDULE “B”

Plan of Arrangement

PLAN OF ARRANGEMENT
UNDER SECTION 130 OF
THE COMPANIES ACT (NOVA SCOTIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1      Definitions. In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“AMEX” means NYSE Amex LLC;

(b)

“Arrangement” means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein, subject to any amendments or variations thereto made (i) in accordance with Article 6 of this Plan of Arrangement, or (ii) at the direction of the Court in the Final Order;

(c)	“Arrangement Provisions” means Section 130 of the NSCA;

(d)	“BCBCA” means the Business Corporations Act (British Columbia), as amended;

(e)	“Board of Directors” means the current and existing Board of Directors of NovaGold;

(f)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(g)	“Class A Shares” means the renamed and redesignated Company Shares as described in section 3.1(a) of this Plan of Arrangement;

(h)	“Company Shares” means the voting common shares without par value which NovaGold is authorized to issue as the same are constituted on the date hereof;

(i)	“Compensation Securities” means Options, PSUs and DSUs;

(j)	“Convertible Securities” means the Options, PSUs, DSUs and Warrants;

(k)	“Convertible Securityholder” means the holder of Convertible Securities;

(l)	“Court” means the Supreme Court of Nova Scotia;

(m)	“Dissent Procedures” has the meaning ascribed thereto in Section 5.1;

(n)	“Dissent Right” has the meaning ascribed thereto in Section 5.1;

(o)	“Dissenting Convertible Securities” has the meaning ascribed thereto in Section 5.3;

(p)	“Dissenting Convertible Securityholders” has the meaning ascribed thereto in Section 5.3;

(q)	“Dissenting Shareholder” has the meaning ascribed thereto in Section 5.2;

(r)	“Dissenting Shares” has the meaning ascribed thereto in Section 5.2;

(s)	“DSUs” means the deferred share units granted pursuant to the Company’s 2009 Non-Employee Directors Deferred Share Unit Plan that are outstanding immediately prior to the Effective Time;

(t)

“Effective Date” means the date a certified copy of the Final Order is delivered to the Registrar for registration giving effect to the Arrangement which date is to be determined by the Company’s Board of Directors following the satisfaction of the Conditions Precedent to the Arrangement;

(u)	“Effective Time” means the time on the Effective Date immediately following the satisfaction or waiver of the conditions in Section 2.1, subject to Section 3.4;

(v)	“fair market value” means fair market value as determined by the Board of Directors;

(w)	“Final Order” means the final order of the Court approving the Arrangement;

(x)

“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the stock option exceeds the aggregate exercise price under the stock option;

(y)	“Interim Order” means the interim order of the Court providing advice and directions in connection with the Meeting and the Arrangement;

(z)	“Listing Date” means the date the NovaCopper Shares are listed on the TSX;

(aa)	“Meeting” means the special meeting of the Securityholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(bb)	“New DSUs” means deferred share units received in exchange for DSUs pursuant to paragraph 3.1(f) hereof;

(cc)	“New NovaGold Options” means options to acquire New NovaGold Shares, which will be issued under the Arrangement to holders of Options;

(dd)

“New NovaGold Shares” means a new class of voting common shares without par value which NovaGold will create as described in section 3.1(a)(ii) of this Plan of Arrangement and for which the Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Company Shares;

(ee)	“NovaCopper” means NovaCopper Inc., a company existing under the BCBCA;

(ff)	“NovaCopper Arrangement Options” means options to acquire NovaCopper Shares which will be issued under the Arrangement to holders of Options;

(gg)	“NovaCopper Shareholder” means a holder of NovaCopper Shares;

(hh)	“NovaCopper Shares” means the voting common shares without par value which NovaCopper is authorized to issue as the same are constituted on the date hereof;

(ii)	“NovaGold” means NovaGold Resources Inc., a corporation existing under the NSCA;

(jj)	“NSCA” means the Companies Act (Nova Scotia), as amended;

(kk)	“Options” means the stock options granted pursuant to the Company’s Stock Award Plan that are outstanding immediately prior to the Effective Time;

(ll)	“Payout Date” has the meaning ascribed thereto in the PSU Plan;

(mm)	“Plan of Arrangement” means this plan of arrangement, as the same may be amended from time to time;

(nn)	“PSUs” means the performance share units granted pursuant to the PSU Plan that are outstanding immediately prior to the Effective Time;

(oo)	“PSU Plan” means the Company’s 2009 Performance Share Unit Plan;

(pp)	“Registrar” means the Registrar of Joint Stock Companies appointed under the NSCA;

(qq)	“Securityholder” means holders of record of the Company Shares or Convertible Securities on the Effective Date;

(rr)	“Shareholders” means holders of record of the Company Shares on the Effective Date;

(ss)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;

(tt)	“Transfer Agent” means Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia;

(uu)	“TSX” means the Toronto Stock Exchange;

(vv)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(ww)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(xx)	“Warrantholder” means holders of record of the Warrants on the Effective Date; and

(yy)	“Warrants” means the share purchase warrants of the Company exercisable to acquire Company Shares that are outstanding immediately prior to the Effective Time.

1.2      Interpretation Not Affected by Headings. The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms “this Plan of Arrangement”, “hereof”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3      Number and Gender. Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.4      Meaning. Words and phrases used herein and defined in the NSCA shall have the same meaning herein as in the NSCA, unless the context otherwise requires.

ARTICLE 2
CONDITIONS PRECEDENT TO THE ARRANGEMENT

2.1      Conditions Precedent. The completion of the transactions contemplated by the Arrangement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions, which may be waived in whole or in part by the Company:

(a)	the Arrangement, with or without amendment, shall have been approved at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall have been obtained in form and substance satisfactory to the Company and NovaCopper;

(c)	the TSX shall have received notice of the Arrangement in accordance with its rules and policies, and shall have no objection to the Arrangement as of the Effective Date;

(d)	the TSX shall have conditionally approved the listing of the NovaCopper Shares issuable under the Arrangement, subject to compliance with the requirements of the TSX;

(e)

NovaCopper shall become subject to the reporting requirements of the U.S. Exchange Act and the AMEX shall have conditionally approved the listing of the NovaCopper Shares issuable under the Arrangement, subject to compliance with the requirements of the AMEX;

(f)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Plan of Arrangement;

(g)

all consents, orders and approvals, including regulatory and judicial approvals and orders, required or necessary or desirable for the completion of the transactions provided for in the Plan of Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, each in form acceptable to the Company and NovaCopper;

(h)

none of the consents, orders, regulations or approvals contemplated herein shall contain conditions or require undertakings or security deemed unsatisfactory or unacceptable by the Company or NovaCopper, acting reasonably;

(i)	Dissent Rights shall not have been exercised by holders of greater than 5% of the outstanding Company Shares, Compensation Securities or Warrants as applicable; and

(j)	the Arrangement shall not have otherwise been terminated.

ARTICLE 3
THE ARRANGEMENT

3.1      The Arrangement. On the Effective Date, the following shall occur and be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of NovaGold or NovaCopper, but subject to the provisions of Article 3:

(a)	at the Effective Time, the authorized share structure of NovaGold shall be reorganized and altered by:

(i) renaming and redesignating all of the issued and unissued Company Shares as Class A Shares, and

(ii) creating the New NovaGold Shares;

(b)	the Company’s Articles shall be amended to reflect the alterations in (a) above;

(c)	five (5) minutes after the Effective Time, each Option will be deemed to be exchanged for:

(i)

one New NovaGold Option to acquire one New NovaGold Share at an exercise price equal to the original exercise price of the Option multiplied by the fair market value of the New NovaGold Share at the Effective Time divided by the total at the Effective Time of the fair market value of a New NovaGold Share and the fair market value of 0.1667of a NovaCopper Share; and

(ii)

one NovaCopper Option to acquire 0.1667 of a NovaCopper Share at the exercise price equal to the original exercise price of the Option multiplied by the fair market value of 0.1667 of a NovaCopper Share at the Effective Time divided by the total at the Effective Time of the fair market value of one New NovaGold Share and 0.1667 of a NovaCopper Share,

provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In Money Amounts of the New NovaGold Option and the NovaCopper Option immediately after the exchange does not exceed the In the Money Amount of the Option immediately before the exchange;

(d)	ten (10) minutes after the Effective Time, the Warrants shall be deemed to be amended to entitle the Warrantholder to receive, upon due exercise of the Warrant, for the original exercise price:

	(i)	one New NovaGold Share for each Company Share that was issuable upon due exercise of the Warrant immediately prior to the Effective Time; and

	(ii)	0.1667 of a NovaCopper Share for each Company Share that was issuable upon due exercise of the Warrant immediately prior to the Effective Time;

(e)	fifteen (15) minutes after the Effective Time, the PSUs shall be deemed to be amended pursuant to the terms of the PSU Plan to entitle the PSU holder to receive, upon the Payout Date:

(i)

one New NovaGold Share for each Company Share that was issuable upon payout of the PSU immediately prior to the Effective Time, or, at the election of the Company, a payout in cash in lieu of New NovaGold Shares in accordance with the PSU Plan; and

(ii)

0.1667 of a NovaCopper Share for each Company Share that was issuable upon payout of the PSU immediately prior to the Effective Time, or, at the election of the Company, a payout in cash in lieu of NovaCopper Shares in accordance with the PSU Plan;

(f)	twenty (20) minutes after the Effective Time, the DSUs shall be deemed to be exchanged for New DSUs entitling the holder to receive, upon redemption:

	(i)	one New NovaGold Share for each Company Share that was issuable upon redemption of the DSU immediately prior to the Effective Time; and

	(ii)	0.1667 of a NovaCopper Share for each Company Share that was issuable upon redemption of the DSU immediately prior to the Effective Time;

provided that the Compensation Committee of the Board of Directors shall be entitled to adjust the number of New NovaGold Shares or NovaCopper Shares issuable under a New DSU in order that the fair market value of a New DSU immediately after the exchange does not exceed the fair market value of a DSU immediately before the exchange.

(g)	twenty-five (25) minutes after the Effective Time, each Shareholder will receive:

	(i)	one New NovaGold Share in exchange for each Class A Share outstanding on the Effective Date and held by the Shareholder; and

	(ii)	0.1667 of a NovaCopper Share in exchange for each Class A Share outstanding on the Effective Date and held by the Shareholder,

and such Shareholder shall cease to be a holder of the Class A Shares so exchanged,

While each Shareholder’s fractional NovaCopper Shares will be combined, no fractional shares will be issued and Shareholders will not receive any compensation in lieu thereof. The name of each Shareholder who is so deemed to exchange his, her or its Class A Shares, shall be removed from the central securities register of Class A Shares with respect to the Class A Shares so exchanged and shall be added to the central securities registers of New NovaGold Shares and NovaCopper Shares as the holder of the number of New NovaGold Shares and NovaCopper Shares, deemed to have been received on the exchange. The aggregate paid up capital of the New NovaGold Shares will be equal to the paid up capital of the Class A Shares immediately prior to the reorganization less the fair market value of the NovaCopper Shares received by Shareholders.

3.2      No Fractional Shares. Notwithstanding any other provision of this Arrangement, no fractional NovaCopper Shares shall be distributed to the Shareholders. Any fractional shares shall be rounded down to the next whole number.

3.3      Effective Date. In section 3.1(g), the reference to a Shareholder shall mean a person who is a holder of record of Company Shares on the Effective Date, subject to the provisions of Article 5.

3.4      Deemed Effective Time. In addition to the chronological order in which the transactions and events set out in section 3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the exchange of NovaCopper Shares for Class A Shares set out in section 3.1(g) shall occur and shall be deemed to occur not earlier than immediately after the time of listing of the NovaCopper Shares on the TSX on the Effective Date.

3.5      Deemed Fully Paid and Non-Assessable Shares. All New NovaGold Shares and NovaCopper Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes.

3.6      Arrangement Effectiveness. The Arrangement shall become final and conclusively binding on the Shareholders and the NovaCopper Shareholders and each of NovaGold and NovaCopper on the Effective Date.

3.7      Supplementary Actions. Notwithstanding that the transactions and events set out in section 3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of NovaGold and NovaCopper shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in section 3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, and any necessary additions to or deletions from share registers.

3.8      Withholding Rights. NovaGold and NovaCopper shall be entitled to deduct and withhold from the consideration or other amount payable to any Shareholder or Convertible Securityholder, including to a Dissenting Shareholder or a Dissenting Convertible Securityholder pursuant to Article 5, such amounts as NovaGold or NovaCopper is required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provisions of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder or Convertible Securityholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. NovaGold and NovaCopper shall have the right to sell New NovaGold Shares and NovaCopper Shares receivable by, and on behalf of, a Shareholder, in such numbers and proportions as determined solely by NovaGold and NovaCopper, to meet such withholding obligations.

3.9      U.S. Securities Law Matters. The Court is advised that the Arrangement will be carried out with the intention that all securities issued on completion of the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

ARTICLE 4
CERTIFICATES AND AGREEMENTS

4.1      Class A Shares. Recognizing that the Company Shares shall be renamed and redesignated as Class A Shares pursuant to section 3.1(a) and that the Class A Shares shall be exchanged partially for New NovaGold Shares pursuant to section 3.1(g), NovaGold shall not issue replacement share certificates representing the Class A Shares.

4.2      NovaCopper Share Certificates. As soon as practicable following the Effective Date, NovaCopper shall cause to be issued to the registered holders of Company Shares as of the Effective Date, share certificates representing the NovaCopper Shares of which each such Shareholder will be the registered holder at the close of business on the Effective Date, and shall cause such share certificates to be delivered or mailed to such registered shareholders.

4.3      New Share Certificates. From and after the Effective Date, share certificates representing Company Shares not deemed to have been cancelled pursuant to Article 4 shall for all purposes be deemed to be share certificates representing New NovaGold Shares, and no new share certificates shall be issued with respect to the New NovaGold Shares issued in connection with the Arrangement.

ARTICLE 5
RIGHTS OF DISSENT

5.1      Dissent Right. Notwithstanding section 3.1 hereof, holders of Company Shares and Convertible Securities may exercise rights of dissent (the “Dissent Right”) in connection with the Arrangement in the manner set forth in Section 2 of the Third Schedule to the NSCA, as modified by the Interim Order, (the “Dissent Procedures”).

5.2      Dealing with Dissenting Shares. Shareholders who duly exercise Dissent Rights (“Dissenting Shareholders”) with respect to their Company Shares (“Dissenting Shares”) and who:

(a)

are ultimately entitled to be paid fair value for their Dissenting Shares shall be deemed to have transferred their Dissenting Shares to NovaGold for cancellation as of the Effective Time, without any further act or formality by NovaGold in consideration of a payment of cash by NovaGold equal to such fair value; or

(b)

for any reason are ultimately not entitled to be paid for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder and shall receive New NovaGold Shares and NovaCopper Shares on the same basis as every other non- dissenting Shareholder;

but in no case shall NovaGold be required to recognize Dissenting Shareholders as holding Company Shares on or after the Effective Date and the names of such Dissenting Shareholders shall be removed from NovaGold’s register of shareholders as of the Effective Time.

5.3      Dealing with Dissenting Convertible Securities. Convertible Securityholders who duly exercise Dissent Rights (“Dissenting Convertible Securityholders”) with respect to their Convertible Securities (“Dissenting Convertible Securities”) and who:

(a)

are ultimately entitled to be paid fair value for their Dissenting Convertible Securities shall be deemed to have transferred their Dissenting Convertible Securities to NovaGold for cancellation as of the Effective Time, without any further act or formality by NovaGold in consideration of a payment of cash by NovaGold equal to such fair value; or

(b)

for any reason are ultimately not entitled to be paid for their Dissenting Convertible Securities, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Convertible Securityholder and to have received the same securities, or amendments thereto, on the same basis as every other non-dissenting Convertible Securityholder;

but in no case shall NovaGold be required to recognize Dissenting Convertible Securityholders as holding Convertible Securities, as the same are constituted immediately prior to the Effective Time, on or after the Effective Date and the names of such Dissenting Convertible Securityholders shall be removed from NovaGold’s registers of holders of Convertible Securities as of the Effective Time.

5.4      Reservation of NovaCopper Shares. If a Dissenting Shareholder or Dissenting Convertible Securityholder exercises the Dissent Right, NovaGold shall on the Effective Date set aside and not distribute that portion of the NovaCopper Shares which is attributable to the Company Shares for which Dissent Rights have been exercised or the NovaCopper Shares ultimately issuable on the due exercise of the securities issuable under the Arrangement in respect of the Convertible Securities for which Dissent Rights have been exercised and the following shall occur:

(a)

if the Dissenting Shareholder is ultimately not entitled to be paid for the Dissenting Shares held, NovaGold shall distribute to such Dissenting Shareholder his, her or its pro rata portion of the NovaCopper Shares;

(b)

if the Dissenting Convertible Securityholder is ultimately not entitled to be paid for the Dissenting Convertible Securities held, NovaGold shall distribute to such Dissenting Convertible Securityholder his, her or its pro rata portion of the securities issuable under the Arrangement and NovaCopper shall allot and reserve for issuance the NovaCopper Shares issuable on the due exercise of the securities issued under the Arrangement;

(c)

if a Dissenting Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then NovaGold shall retain the portion of the NovaCopper Shares attributable to such Dissenting Shareholder and such shares will be dealt with as determined by the Board of Directors of NovaGold in its discretion; and

(d)

if a Dissenting Convertible Securityholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for his, her or its Dissenting Convertible Securities, then NovaGold shall retain the portion of the securities issuable under the Arrangement attributable to such Dissenting Securityholder and the portion of the NovaCopper Shares allotted and reserved for issuance upon the exercise of such securities will be dealt with as determined by the Board of Directors of NovaGold in its discretion.

ARTICLE 6
AMENDMENTS

6.1      NovaGold reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court.

6.2      Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by NovaGold at any time prior to the Meeting with or without any other prior notice or communication to Securityholders, and if so proposed and accepted by Securityholders voting at the Meeting, will become part of this Plan of Arrangement for all purposes. Subject to Section 6.3, if such amendment, modification or supplement is made following the Meeting, it shall be approved by the Court and, if required by the Court, communicated to the Securityholders, and will become part of the Arrangement upon completion of all the conditions required in the Court approval.

6.3      Any amendment, modification or supplement to this Plan of Arrangement may be made by NovaGold without approval of the Securityholders provided that it concerns a matter which, in the reasonable opinion of NovaGold, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Securityholders.

SCHEDULE “C”

Interim Order and Notice of Application for Final Order

C-1

Court Administration
FEB 27 2012
Halifax, N.S.

2012 Hfx No. 382280

SUPREME COURT OF NOVA SCOTIA

BETWEEN:

NOVAGOLD RESOURCES INC.

APPLICANT

- and -

ALL OF HOLDERS OF COMMON SHARES, OPTIONS, PERFORMANCE SHARE UNITS, DEFERRED SHARE UNITS AND WARRANTS OF NOVAGOLD RESOURCES INC. AS OF CLOSE OF BUSINESS ON FEBRUARY 24, 2012

RESPONDENTS

SUPREME COURT NOVA SCOTIA ARMA DOMI CONSILIUM

INTERIM ORDER

BEFORE THE HONOURABLE Justice Arthur J. LeBlanc **IN CHAMBERS:**

Sgd. AJL, J.

UPON MOTION made by NovaGold Resources Inc. ("**NovaGold**") for an Interim Order for advice and directions of this Honourable Court under Section 130(1) of the *Companies Act* (the "**Act**") in connection with an Arrangement (as defined herein) involving NovaGold under Section 130 of the Act being heard this day;

AND UPON READING the Affidavit of Elaine Sanders, Vice President, Chief Financial Officer and Corporate Secretary of NovaGold and Chief Financial Officer and Corporate Secretary of NovaCopper Inc. ("NovaCopper") sworn February 17, 2012, and the exhibits appended thereto (the "**Affidavit**");

AND UPON HEARING the submissions of Laurie Jones, counsel for NovaGold;

IT IS HEREBY ORDERED THAT:

SPECIAL MEETING

1. NovaGold call, hold and conduct a special meeting ("**Meeting**") of the holders (collectively, the "**Security Holders**") of the outstanding (i) NovaGold common shares ("**NovaGold Shares**"), (ii) options, deferred share units, and performance share units (collectively, the "**Convertible Securities**"), and (iii) share purchase warrants ("**NovaGold Warrants**") to purchase NovaGold Shares (the NovaGold Shares, Convertible Securities and NovaGold Warrants are collectively the "**Securities**" and each a "**Security**") to be held on Wednesday, March 28, 2012 at the Pan Pacific Hotel,

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(a) to consider and, if deemed appropriate, pass a special resolution (the "**Arrangement Resolution**"), with or without variation, approving an arrangement (the "**Arrangement**") under Section 130 of the Act among NovaGold, its Security Holders and NovaCopper, which will involve, among other things, certain exchanges of securities resulting in common shares of NovaCopper being distributed to shareholders of NovaGold (the "Shareholders"), which Arrangement Resolution is attached as Exhibit "D" to the Affidavit;

In addition, Shareholders of the Company will be asked:

(b) to consider and, if deemed appropriate, approve and ratify a grant of 1,875,000 stock options of NovaCopper to Rick Van Nieuwenhuyse;

2. The Meeting shall be called, held and conducted in accordance with the Act and the articles of association of NovaGold, subject to the rulings and directions ordered herein.

3. Notwithstanding any of the provisions of the Act or the articles of association of NovaGold, the board of directors of NovaGold (the "Board") shall be entitled to adjourn or postpone the Meeting by resolution on one or more occasions without the necessity of first convening the Meeting or conducting any vote of Security Holders respecting the adjournment or postponement and any such postponement or adjournment shall not affect the Record Date (as defined herein) for determining those Security Holders entitled to notice of the Meeting and entitled to vote at such Meeting.

4. Notice of any such adjournment or postponement shall be given by news release posted conspicuously on NovaGold's website, newspaper advertisement, or by notice to the Security Holders by one of the methods specified in paragraph 10 of this Interim Order,

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as determined by the board of directors of NovaGold to be the most appropriate method of providing notice.

RECORD DATE

5. The record date (the "**Record Date**") for determining Security Holders entitled to receive a notice of meeting (the "**Notice**") and a proxy ("**Proxy**"), the Notice and Proxy together with the management information circular of NovaGold ("**Circular**"), the "**Meeting Materials**") in respect of the Meeting and entitled to vote at the Meeting shall be the close of business on February 24, 2012.

6. Only holders of NovaGold Shares ("**Shareholders**") whose names appear on the register of shareholders maintained by Computershare Investor Services Inc., the registrar and transfer agent of NovaGold (the "**Registrar**"), and holders of Convertible Securities (the "**Security-Based Compensation Holders**") and holders of the NovaGold Warrants (the "**Warrantholders**") whose names have been entered in the securities registers of NovaGold, at the close of business on the Record Date, will be entitled to receive notice of and vote at the Meeting.

MEETING MATERIALS

7. The Notice and the Proxy in substantially the same form as contained in Exhibits "B", and "C" respectively, to the Affidavit, with (subject to the terms of the Arrangement) such amendments, revisions or supplements thereto, as counsel for NovaGold may advise are necessary or desirable, provided that any such amendments, revisions or supplements are not inconsistent with the terms of this Interim Order, shall be distributed to the Security Holders as at the Record Date, to the Board and to NovaGold's auditors.

ARRANGEMENT AMENDMENTS

8. NovaGold is authorized to make such amendments, revisions or supplements to the Arrangement, as it may determine are appropriate, subject to the terms of this Interim Order, without any additional notice to the Security Holders, and the Arrangement as so amended, revised or supplemented, shall be the Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolution.

DISTRIBUTION OF MEETING MATERIALS

9. A copy of the Notice of Application relating to the Final Application (defined below), a copy of this Interim Order and the Meeting Materials shall be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of delivery and the date of the Meeting, by one or more of the following methods:

{11932134_4.DOC}

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(a) in the case of a registered Shareholder, by prepaid ordinary mail, by courier, or by delivery in person, addressed to the Shareholder at his, her or its last known address as it appears on the register of the Registrar as at the Record Date;

(b) in the case of a non-registered Shareholder that is an objecting beneficial owner (as that term is used in National Instrument 54-101 - *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**")), by providing, at least three (3) business days prior to the 21st day prior to the Meeting, sufficient copies of the Meeting Materials to intermediaries and registered nominees to facilitate the broad distribution of the Meeting Materials to non-registered Shareholders;

(c) in the case of a non-registered Shareholder that is a non-objecting beneficial owner (as that term is used in NI 54-101), by prepaid ordinary mail, by courier, or by delivery in person, addressed to such non-registered Shareholder at his, her or its last known address as it appears on the non-objecting beneficial owner list (as that term is used in NI 54-101) requested by NovaGold in connection with the Meeting;

(d) in the case of holders of Convertible Securities and NovaGold Warrants, by prepaid ordinary mail, by courier, or by delivery in person, addressed to the holder of Convertible Securities and NovaGold Warrants at his, her or its last known address as it appears on the applicable register of NovaGold as at the Record Date or as otherwise reflected in NovaGold's books and records as at the Record Date;

(e) in the case of the Board, by courier or by delivery in person or by facsimile or other electronic means (provided such persons have consented to delivery by facsimile or other electronic means), addressed or transmitted to each director at the address or facsimile number, as applicable, of each director; and

(f) in the case of NovaGold's auditors, by courier or by delivery in person or by facsimile or other electronic means (provided the auditors have consented to delivery by facsimile or other electronic means), addressed or transmitted to the auditors at the address or facsimile number, as applicable, of the auditors;

10. The copy of the Notice of Application relating to the Final Application (defined below), the copy of this Interim Order and the Meeting Materials shall be deemed, for the purposes of this Interim Order and the application (the "**Final Application**") for the final order (the "**Final Order**") to approve the Arrangement, to have been received on the following timeframes:

(a) in the case of distribution by prepaid ordinary mail, three (3) business days after delivery thereof to the post office;

{11932134_4.DOC}

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(b) in the case of distribution by courier, one (1) business day after receipt by the courier;

(c) in the case of distribution by delivery in person, upon receipt thereof by the intended addressee; and

(d) in the case of distribution by facsimile or other electronic means, upon the transmission thereof.

11. Notice of amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to the Security Holders by news release posted conspicuously on NovaGold's website, newspaper advertisement, or by notice sent to the Security Holders by any of the methods set forth in paragraph 10 above as determined by the Board to be the most appropriate method of providing notice.

12. Any amendments, updates or supplements to any of the information provided in the Meeting Materials will be deemed to have been received within the times provided in paragraph 11, in the case of notice provided by mail, courier, delivery in person or delivery by facsimile or other electronic means, and at the time of publication, in the case of notice provided by news release or newspaper advertisement.

PERMITTED ATTENDEES

13. The only persons entitled to attend the Meeting shall be:

(a) the Security Holders of record as of the Record Date or their respective proxyholders;

(b) NovaGold's Board, officers, auditors and advisors;

(c) other persons, with the permission of the chairperson of the Meeting.

QUORUM

14. A quorum of the Meeting shall be two (2) or more Security Holders present in person or by proxy and entitled to vote at such Meeting.

15. If no quorum of Security Holders is present within thirty (30) minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a business day and, if such day is a not a business day, the Meeting shall be adjourned to the next business day at the same time and place, and if at such adjourned meeting a quorum is not present, the Security Holders present, if at least two, shall be a quorum for all purposes.

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SCRUTINEERS

16. The scrutineers for the Meeting shall be Computershare Investor Services Inc. ("**Computershare**"), acting through its representatives for that purpose, and the scrutineers shall be responsible to report to the chairperson of the Meeting on:

(a) the deposit and validity of the Proxies received;

(b) quorum of the Meeting; and

(c) the polls taken or ballots cast, if any, at the Meeting.

PROXIES

17. NovaGold is authorized to use the form of Proxy in substantially the same form as are attached as Exhibit "C" to the Affidavit, subject to NovaGold's ability to insert dates, the time and location of the Meeting, and other relevant information in the final form of Proxy and to make other non-substantive changes and changes legal counsel may advise as are necessary or appropriate.

18. NovaGold is authorized, at its expense, to solicit Proxies directly and through its officers, directors and employees and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine, subject to the terms of the Arrangement Agreement and this Interim Order.

19. The procedures for the use of Proxies at the meeting shall be as set out in the Circular and in the form of Proxy, and for greater certainty, completed Proxies must be deposited with Computershare in the manner specified in the Circular and form of Proxy by 2:00 p.m. (Vancouver time) on Monday, March 26, 2012, subject to NovaGold's discretion, should it deem it advisable to do so, to waive such time limits.

VOTING

20. Votes taken at the Meeting in respect of the Arrangement Resolution shall be on the basis that each Security Holder shall be entitled to one (1) vote for each whole Security held by such Security Holder and, subject to such further Order of this Honourable Court, the Arrangement Resolution requires the affirmative vote of:

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DISSENT RIGHTS

21. Registered Security Holders shall be entitled to rights of dissent in respect of the Arrangement and to seek payment of the fair value for their Securities in compliance with the rights of the dissent set forth in Section 2 of the Third Schedule to the Act (the "**Third Schedule**") as modified by the terms of the Arrangement and this Interim Order, provided that Registered Security Holders who exercise such rights of dissent prior to the commencement of the Meeting and who:

    (a) are ultimately entitled to be paid fair value for their Securities, which fair value, notwithstanding anything to the contrary contained in subsection 2(4) of the Third Schedule, shall be determined as of the time immediately before the passing of the Arrangement Resolution, shall be paid an amount equal to such fair value by NovaGold and all such Securities shall be deemed to have been transferred to NovaGold as of the Effective Time (as such term is defined in the Arrangement); or

    (b) are ultimately not entitled, for any reason, to be paid fair value for their Securities shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Securities and shall be entitled to receive only the consideration contemplated therein which such holder would have received pursuant to the Arrangement if such holder had not exercised dissent procedures;

    and further provided that, notwithstanding anything to the contrary contained in subsection 2(12) of the Third Schedule, in no case shall NovaGold, NovaCopper or any other person be required to recognize dissenting registered Security Holders as being the registered holders of Securities after the Effective Time and the names of such dissenting registered Security Holders shall be deleted from the applicable register of NovaGold as of the Effective Time.

APPLICATION FOR FINAL ORDER

22. Upon the approval by the Security Holders of the Arrangement in the manner set forth in this Interim Order, NovaGold may make the Final Application to this Honourable Court for the Final Order on Monday, April 16, 2012 at 9:30 a.m. or such later date as the Final Application may be adjourned to, for approval of the Arrangement.

23. The only persons entitled to notice of any further proceedings herein, including the Final Application for the Final Order and to appear and be heard thereon shall be persons who have delivered responding materials in accordance with the Civil Procedure Rules of Nova Scotia (including compliance with the time limits specified therein) and this Interim Order and who have served such responding materials on NovaGold's solicitors by delivering same by mail, courier or delivery in person to:

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Laurie A. Jones, McInnes Cooper, 1300 – 1969 Upper Water Street, P.O. Box 730, Halifax, Nova Scotia, B3J 2V1 or by facsimile to: (902) 425-6350.

24. In the event that the hearing of the application for the Final Order on Monday, April 16, 2012 is adjourned, then only those persons who filed and delivered responding materials in accordance with paragraph 24 herein need be served and provided with notice of the adjourned hearing date.

INTERPRETATION

25. To the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order, as between this Interim Order and the articles of association of NovaGold or the terms of any instrument creating or governing the Securities, this Interim Order shall prevail.

SUFFICIENCY OF NOTICE

26. Substantial compliance with paragraph 10 of this Interim Order shall constitute good and sufficient notice of the Meeting and the Final Application for the Final Order.

27. Accidental failure or omission by NovaGold to give notice of the Meeting and Final Application to any one or more Security Holders, or the non-receipt of such notice, shall not invalidate the giving of notice under paragraph 10 of this Interim Order, shall not invalidate any resolution passed or proceedings taken at the Meeting, and shall not constitute a breach of this Interim Order.

DATED at Halifax, Nova Scotia this 27th day of February, 2012.

Tanya Allan

~~PROTHONOTARY~~

Tanya Allan
Deputy Prothonotary

IN THE SUPREME COURT OF NOVA SCOTIA
I hereby certify that the foregoing document, identified by the Seal of the Court, is a true copy of the original document on file herein.
Dated the 27 day of February A.D., 2012

Tanya Allan
Deputy Prothonotary

Tanya Allan
Deputy Prothonotary

(11932134_4.DOC)

SCHEDULE “D”

Audited Financial Statements of NovaCopper

NovaCopper Inc.
(an exploration-stage company)

Consolidated Financial Statements
November 30, 2011
(expressed in US dollars)

Independent Auditor’s Report

To the Shareholder of NovaCopper Inc.

We have audited the accompanying consolidated financial statements of NovaCopper Inc., which comprise the consolidated balance sheets as at November 30, 2011 and 2010, the consolidated statements of loss, comprehensive loss and deficit, the consolidated statements of changes in shareholder’s equity, and the consolidated statements of cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of NovaCopper Inc. as at November 30, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
February 20, 2012

Consolidated Balance Sheets
As at November 30, 2011

	in thousands of dollars
	2011	2010
	$	$
Assets
Current Assets
Cash and cash equivalents	1	-
Deposits and prepaid amounts	96	60
	97	60

Property, plant and equipment (note 3)	1,128	-
Mineral properties and development costs (note 4)	30,547	26,547
	31,772	26,607

Liabilities
Current liabilities
Accounts payable and accrued liabilities	126	285
Due to related parties (note 5)	395	-
Current portion of Ambler acquisition liability (note 4)	-	11,928
	521	12,213

Ambler acquisition liability (note 4)	-	11,098
		23,311

Shareholders’ equity
Share capital (note 8)	27,280	-
Contributed surplus	36,281	24,270
Deficit	(32,310)	(20,974)
	31,251	3,296
	31,772	26,607

Nature of operations, structure, plan of arrangement and economic dependence (note 1)

(See accompanying notes to the consolidated financial statements)

/s/ Rick Van Nieuwenhuyse, Director	/s/ James Philip, Director

Approved on behalf of the Board of Directors of NovaGold Resources Inc.

Consolidated Statements of Loss, Comprehensive Loss and Deficit
For the years ended November 30

	in thousands of dollars, except share amounts
	2011	2010
	$	$
Expenses
Community relations	108	36
Corporate development	16	-
Amortization	283	-
General and administrative	1,338	149
Salaries	49
Mineral properties expense (note 4(c))	8,492	1,591
Professional expense	76	8
Total expenses	10,362	1,784

Other items
Accretion expense (note 4(a))	974	1,556

Loss and comprehensive loss for the year	(11,336)	(3,340)
Deficit – beginning of year	(20,974)	(17,634)
Deficit – end of year	(32,310)	(20,974)

Basic and diluted loss per common share (thousands)	97	-

Weighted average number of common shares outstanding	117	-

(See accompanying notes to the consolidated financial statements)

Consolidated Statements of Changes in Shareholder’s Equity
For the years ended November 30

	in thousands of dollars, except share amounts
	2011
	Number of Shares	Ascribed Value
		$
Share capital
Balance – beginning of year	-	-
Issued pursuant to incorporation	100	-
Issued pursuant to acquisition of subsidiary	100	27,280
Balance – end of year	200	27,280
Total issued and outstanding	200
Contributed surplus
Balance – beginning of year		24,270
Stock-based compensation		208
Funding provided and expenses paid by NovaGold Resources Inc.		39,083
Transfer to share capital		(27,280)
Balance – end of year		36,281
Deficit
Balance – beginning of year		(20,974)
Loss for the year		(11,336)
Balance – end of year		(32,310)
Total shareholder’s equity		31,251

	in thousands of dollars, except share amounts
	2010
	Number of Shares	Ascribed Value
		$
Share capital
Balance – beginning and end of year	-	-
Contributed surplus
Balance – beginning of year		17,644
Shares issued for mineral property by NovaGold Resources Inc.		5,000
Stock-based compensation		108
Funding provided and expenses paid by NovaGold Resources Inc.		1,518
Balance – end of year		24,270
Deficit
Balance – beginning of year		(17,634)
Loss for the year		(3,340)
Balance – end of year		(20,974)
Total shareholder’s equity		3,296

(See accompanying notes to the consolidated financial statements)

Consolidated Statements of Cash Flows
For the years ended November 30

	in thousands of dollars
	2011	2010
	$	$
Cash flows used in operating activities
Loss for the year	(11,336)	(3,340)
Items not affecting cash
Amortization	283	-
Accretion	974	1,556
Stock-based compensation	208	107
Net change in non-cash working capital
Increase in deposits and prepaid amounts	(36)	(50)
Increase in accounts payable and accrued liabilities	236	285
	(9,671)	(1,442)
Cash flows from financing activities
Funding provided by NovaGold Resources Inc.	39,083	1,518
Repayment of notes payable	(24,000)	-
	15,083	1,518
Cash flows used in investing activities
Acquisition of property, plant & equipment	(1,411)	-
Expenditures on mineral properties	(4,000)	(76)
	(5,411)	(76)
Increase in cash and cash equivalents	1	-
Cash and cash equivalents – beginning of year	-	-
Cash and cash equivalents – end of year	1	-

Non-cash investing and financing activities

Liabilities assumed on acquisition of mineral property	-	21,471
Issuance of common shares to NovaGold to acquire mineral property	27,280	5,000

(See accompanying notes to the consolidated financial statements)

Notes to the Consolidated Financial Statements

1	Nature of operations, structure, plan of arrangement and economic dependence

NovaCopper Inc. was incorporated on April 27, 2011. The Company is engaged in the exploration and development of mineral properties including the Ambler Project located in Northwest Alaska.

Structure and plan of arrangement

The Ambler Project (the “Project”) comprises a copper-zinc-lead-gold-silver exploration property located in the United States of America (“US”). On January 11, 2010, Alaska Gold Company (“AGC”) purchased 100% of the Ambler property for consideration of $26.5 million. The Project was acquired on October 17, 2011 by NovaCopper US Inc. (“NovaCopper US”) through a purchase and sale agreement with AGC, both wholly owned subsidiaries of NovaGold Resources Inc. (“NovaGold”). NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America with a portfolio of mineral properties located principally in Alaska and British Columbia. On October 24, 2011, NovaGold transferred its ownership of NovaCopper US to NovaCopper Inc. (“NovaCopper”), a wholly owned subsidiary of NovaGold incorporated on April 27, 2011 in exchange for shares of NovaCopper.

On November 16, 2011, NovaGold announced its intention to distribute the shares of NovaCopper, to the shareholders of NovaGold, as a return of capital by way of a Plan of Arrangement. The Plan of Arrangement is subject to court and shareholder approval, and various other conditions including initial listing on the TSX and NYSE-AMEX. NovaCopper, through its wholly owned subsidiary, NovaCopper US, now owns a 100% interest in the Project.

Where applicable, these consolidated financial statements reflect the balance sheet, statements of loss, comprehensive loss and deficit and cash flows of the Project as if NovaCopper had been an independent operation from the inception of the Project. The statements of loss, comprehensive loss and deficit for the year ended November 30, 2010, and the period to October 17, 2011, which is included in the year results to November 30, 2011, include direct general and administrative and exploration costs of the Project and an allocation of NovaGold’s general and administrative costs incurred in each of these periods. NovaGold has historically provided corporate services to the Project, including executive oversight, information technology, technical expertise, accounting, tax, treasury, human resources and other services. The allocation of general and administrative costs to the Project was calculated on the basis of time committed by NovaGold staff to AGC and the ratio of expenses incurred on the Project in each period presented as compared to all costs incurred by AGC in these periods.

The Project’s opening deficit has been calculated by applying the same allocation principles described above to the cumulative transactions relating to the project from the date of its initial option in 2004 and includes an allocation of NovaGold’s general and administrative expenses from the date of acquisition. All historical spending to date has been funded by NovaGold and is reflected as contributed surplus.

Economic dependence

Presently, the Company is economically dependent upon related parties for financial support. The future recoverability of the Company’s mineral properties and development cost is dependent on the ability of the Company to obtain continued support from related parties or to obtain financing necessary to complete exploration and development of its property, the existence of economically recoverable reserves, and upon future profitable production or the profitable disposal of the Project.

2	Significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of NovaCopper Inc. and its subsidiary, NovaCopper US Inc. All significant intercompany transactions are eliminated on consolidation.

These financial statements include the historical assets, liabilities and expenses directly related to the Project and allocations of NovaGold’s general and administrative expenses, as described in note 1, to present the financial position, results of operations and cash flows of the Project on a standalone basis. The consolidated financial statements have

Notes to the Consolidated Financial Statements

been presented under the continuity of interest basis of accounting whereby the amounts are based on the amounts recorded by NovaGold. As described in note 10, Canadian GAAP may differ in certain respects from accounting principles generally accepted in the United States.

The consolidated financial statements may not necessarily reflect the financial position, results of operations and changes in cash flows of the Company in the future or what they would have been had the Company been a separate, stand-alone entity for the years presented.

Cash and cash equivalents

Cash and cash equivalents comprise of highly liquid investments maturing less than 90 days from date of initial investment. Cash equivalents are designated as loans and receivables.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization is calculated on a straight-line basis over the respective asset’s estimated useful lives. Amortization periods by asset class are:

Computer hardware and software	3 years
Machinery and equipment	3 years
Office furniture and equipment	5 years
Vehicles	3 years

Mineral properties and development costs

All direct costs related to the acquisition of mineral property interests are capitalized. Mineral property exploration expenditures are expensed when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production using the unit of production method.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify the mineral property in which it has an interest. Although Management has made efforts to ensure that legal title to its property is properly recorded, there can be no assurance that such title will ultimately be secured.

Impairment of long-lived assets

Management assesses the possibility of impairment in the carrying value of its long-lived assets whenever events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted future cash flows. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect Management’s estimates.

Income taxes

The liability method of accounting for income taxes is used and is based on differences between the accounting and tax bases of assets and liabilities. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Notes to the Consolidated Financial Statements

Financial instruments

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, Management uses readily observable market inputs where available or, where not available, inputs generated by Management. Changes in fair value of held-for-trading financial instruments are recorded in net earnings. The Company has no held-for-trading financial assets or liabilities.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost. The Company has no available-for-sale financial assets.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method. Loans and receivables consist of cash and cash equivalents, and deposits and prepaid amounts.

Other financial liabilities are recorded initially at fair value and subsequently at amortized cost using the effective interest rate method. Other financial liabilities include accounts payable and accrued liabilities, and due to related parties.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rate in effect at the time of transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

The Company’s functional and reporting currency is the United States dollar.

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Stock-based compensation

Compensation expense for stock options and performance share units (“PSUs”) is measured at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. The expense relating to the fair value of stock options and PSUs are included in mineral property expense and are credited to contributed surplus as each are contracted to be satisfied by NovaGold with NovaGold common stock.

Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options.

Certain employees of the Project were granted PSUs, wherein each PSU entitled the participant to receive one common share of NovaGold at the end of a two-year period if certain market performance and service vesting criteria had been met. The performance and vesting criteria were based on NovaGold’s performance relative to a representative group of

Notes to the Consolidated Financial Statements

other mining companies and the TSX index. The number of units that ultimately vest will be in the range of 0% to 150% of the original grant. The fair value of the PSUs is measured at the grant date using Monte Carlo simulation, which takes into account, as of the grant date, the fair market value of the shares, expected volatility, expected dividend yield and the risk-free interest rate over the life of the PSU to generate potential outcomes for stock prices which are used to estimate the probability of the PSUs vesting at the end of the performance measurement period. The fair value is recognized over the related service period.

Compensation expense for employees of the Project is recognized in mineral property expense to the extent the employees are working directly on the Project.

Use of estimates and measurement uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reported period. Significant estimates include the basis of impairment of mineral properties and income taxes. Actual results could differ materially from those reported.

New accounting pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company has adopted these pronouncements at incorporation and has assessed there was no impact of adopting these sections on its consolidated financial statements.

3	Property, plant and equipment

	in thousands of dollars
	November 30, 2011
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Machinery and equipment	1,379	(279)	1,100
Vehicles	72	(49)	23
Computer hardware	31	(26)	5
	1,482	(354)	1,128

	in thousands of dollars
	November 30, 2010
		Accumulated
	Cost	amortization	Net
	$	$	$
Alaska, USA
Vehicles	45	(45)	-
Computer hardware	26	(26)	-
	71	(71)	-

Notes to the Consolidated Financial Statements

4	Mineral properties and development costs

	in thousands of dollars

	November 30, 2010	Acquisition	November 30, 2011
	$	$	$
Ambler property (a)	26,547	-	26,547
Bornite property (b)	-	4,000	4,000
	26,547	4,000	30,547

	in thousands of dollars

	November 30, 2009	Acquisition Costs	November 30, 2010
	$	$	$
Ambler property (a)	-	26,547	26,547
	-	26,547	26,547

(a)	Ambler property

On January 11, 2010, NovaGold, through its wholly-owned subsidiary AGC, purchased 100% of the Ambler property in Northwest Alaska, which hosts the copper-zinc-lead-gold-silver Arctic deposit. As consideration, NovaGold, issued 931,098 shares with a fair value of $5.0 million and agreed to make cash payments to the vendor of $12.0 million each in January 2011 and January 2012, respectively. The fair value of these cash payments were $11.1 million and $10.3 million, respectively, as at the transaction date. The January 2011 payment was made by NovaGold on January 7, 2011 and the January 2012 payment was made by NovaGold in advance on August 5, 2011. Total fair value of the consideration was $26.5 million, including transaction costs associated with the acquisition of $0.1 million. The vendor retained a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of $10.0 million.

Management used a discount rate of approximately 8% to discount the above cash payments due in 2011 and 2012. The Project recognized accretion expense of $1.0 million for the year ended November 30, 2011 and $1.6 million for the year ended November 30, 2010.

Prior to the acquisition in 2010, NovaGold held an option to earn a 51% interest in the property.

As discussed in note 1, the property was acquired on October 17, 2011 by NovaCopper through a purchase and sale agreement with AGC.

(b)	Bornite property

On October 19, 2011, NovaCopper US acquired the exclusive right to explore the Bornite property and lands deeded to NANA Regional Corporation, Inc. (“NANA”) through the Alaska Native Claims Settlement Act (“ANSCA”), located adjacent to the Ambler property in Northwest Alaska. As consideration, NovaCopper US paid $4 million upon signing to acquire the right to explore and develop the combined Ambler district including NovaCopper US’ Ambler property through an Exploration Agreement and Option to Lease with NANA. Upon the decision to proceed with development of a mine on the lands, NANA maintains the right to purchase between a 16-25% interest in the mine or retain a 15% net proceeds royalty. Should NANA elect to purchase an interest, consideration will be payable equal to the historical costs incurred on the properties at the elected percentage purchased less $40 million. The parties would form a joint venture and be responsible for all future costs based on their pro-rata share.

NANA would also be granted a net smelter return royalty between 1% and 2.5% upon the execution of a mining lease or a surface use agreement, the amount which is determined by the area of land production originates from.

Notes to the Consolidated Financial Statements

(c)	Mineral property expenses

The following table summarizes mineral property expenses for the years ended November 30, 2011 and 2010.

	in thousands of dollars
	Year ended	Year ended
	November 30, 2011	November 30, 2010
	$	$
Drilling	1,759	-
Engineering	1,140	190
Environmental	48	248
Geochemistry and geophysics	213	3
Legal and title	-	261
Project support	2,796	543
Stock based compensation	208	108
Wages and benefits	2,328	238
Mineral property expense	8,492	1,591

5	Related parties

The Company has payables due to related parties of $395 thousand at November 30, 2011 which are due to NovaGold Resources Inc. and its affiliates. These amounts are unsecured, payable on demand and bear no interest. All expenses during the years ended November 30, 2011 and 2010 were funded by NovaGold Resources Inc. and its affiliates.

6	Management of capital risk

The Company relies upon Management to manage capital in order to accomplish the objectives of safeguarding the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and maintaining a capital structure which optimizes the costs of capital at an acceptable risk (note 1). The Company’s current capital consists of share capital and equity funding from its parent company NovaGold Resources Inc.

To facilitate the management of its capital requirements, Management prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

7	Financial instruments

The Company is exposed to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, and due to related parties. The fair value of accounts payable and accrued liabilities and due to related parties approximates their carrying value due to the short-term nature of their maturity.

Financial risk management

The Company’s activities expose them to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

Notes to the Consolidated Financial Statements

(a)	Currency risk

Currency risk is the risk of a fluctuation in financial asset and liability settlement amounts due to a change in foreign exchange rates. The Company operates in the United States and Canada with some expenses incurred in Canadian dollars. The Company’s exposure is limited to accounts payables of CDN$42 thousand. Based on a 10% change in the US-Canadian exchange rate, assuming all other variables remain constant, the Company’s net loss would change by approximately $4 thousand.

(b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company holds cash and cash equivalents with a Canadian Chartered financial institution and is exposed to an insignificant level of credit risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties raising funds to meet its financial obligations as they fall due. The Company is in the exploration stage and does not have cash inflows from operations; therefore, the Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 1 to the consolidated financial statements. The Company expects to meet its financial obligations through funding from its parent.

Contractually obligated cash flow requirements as at November 30, 2011 are as follows.

	in thousands of dollars
	Total	< 1 Year	1–2 Years	2–5 Years	Thereafter
	$	$	$	$	$
Accounts payable and accrued liabilities	126	126	-	-	-
Due to related parties	395	395
	521	521	-	-	-

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds no instruments which would expose it to interest rate risk.

(e)	Price risk

The Company is exposed to price risk with respect to commodity prices as future profitability and long-term viability will depend, in large part on the price of copper, zinc, lead, gold and silver. The market prices for such metals are volatile and subject to numerous factors beyond Management’s control. Management closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks respecting its operations.

As the Company is currently in the exploration phase none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability could be affected by commodity price volatility.

Notes to the Consolidated Financial Statements

8	Share capital

Authorized
           unlimited common shares, no par value
           unlimited preferred shares, no par value

	in thousands of dollars except share amounts
	November 30, 2011

	Number of shares	Ascribed value
		$
Balance – beginning of year	-	-
Issued pursuant to incorporation	100	-
Issued pursuant to acquisition of subsidiary	100	27,280
Balance – end of year	200	27,280

9	Income taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	in thousands of dollars
	November 30, 2011	November 30, 2010
	$	$
Combined federal and provincial statutory tax rate	26.67%	26.67%
Income taxes at statutory rate	(3,023)	(891)
Difference in foreign tax rates	(1,638)	(482)
Valuation allowance	4,575	1,329
Non-deductible expenditures	86	44
Income tax expense	-	-

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30, 2011 and 2010 are as follows:

	in thousands of dollars
	November 30, 2011	November 30, 2010
	$	$
Future income tax assets
Non-capital losses	48,463	47,234
Mineral property interest	7,976	4,868
Accrued liabilities	-	112
Property, plant and equipment	66	-
Other deductible temporary differences	35	34
Total future tax assets	56,540	52,248
Valuation allowance	(56,422)	(51,847)
Net future income tax assets	118	401
Future income tax liabilities
Other taxable temporary differences	118	401
Future income tax liabilities	118	401
Net future income tax assets	-	-

The Company has loss carry-forwards of approximately $117.9 million that may be available for tax purposes. Certain of these losses occurred prior to the incorporation of the Company and are accounted for in the financial statements as if they were incurred by the Company, as described in Note 1. The Company undertook a tax reorganization during the year in order to preserve the future deductibility of these losses for the Company, subject to the limitations below. Future tax assets have been recognized to the extent of future taxable income and the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset. A valuation allowance has been

Notes to the Consolidated Financial Statements

provided against future income tax assets where it is not more likely than not that the Company will realize those benefits.

The losses expire as follows:

in thousands of dollars
Operating losses
United States
$
2012	915
2013	-
2014	-
2015	-
2016	-
Thereafter	116,973
117,888

Future use of these U.S. loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50% change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. An ownership change under Section 382 occurred on March 31, 2009 regarding losses incurred by AGC, of which the attributes of those losses were transferred to NovaCopper US with the purchase of the mineral property in October 2011. Therefore, approximately $42.6 million of the U.S. losses above are subject to limitation under Section 382. Accordingly, the Company’s ability to use these losses may be limited.

An additional change in control could have occurred after November 30, 2011 which may further limit the availability of losses prior to the date of change in control.

10	Significant differences from accounting principles generally accepted in the United States

Under the Plan of Arrangement, NovaCopper expects to qualify as a domestic registrant under the United States Securities and Exchange Commission within its first year as a listed entity. As a domestic registrant, NovaCopper expects to report its financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”).

Canadian GAAP differs in certain respects from the principles and practices generally accepted in the United States. There are no material measurement differences between Canadian GAAP and U.S. GAAP in accounting for the Project.

Other U.S. GAAP disclosures

Uncertain tax position

These standards require uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year.

There were no unrecognized tax benefits as at November 30, 2011 and November 30, 2010.

The Company recognizes interest and penalties related to uncertain tax positions, if any, as interest expense. As of November 30, 2011 and November 30, 2010, there were no balances of accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxes in Canada and the United States. The Company is not currently under audit by any taxing jurisdiction. As the Company and its subsidiary were incorporated in 2011, the tax year that remains subject to examination is 2011 in Canada and the United States.

Notes to the Consolidated Financial Statements

Recent Accounting Pronouncements

Additional new accounting pronouncement disclosures required by U.S. GAAP are as follows.

i.	Fair Value Measurements

In May 2011, the FASB issued new authoritative guidance to provide a consistent definition of fair value and ensure that fair value measurements and disclosure requirements are similar between GAAP and International Financial Reporting Standards. This guidance changes certain fair value measurement principles and enhances the disclosure requirements for fair value measurements. This guidance is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company does not expect that the adoption of this guidance will have a material impact on its financial statements.

ii.	Presentation of Comprehensive Income

In June 2011, the FASB issued an update to ASC 220, “Presentation of Comprehensive Income”. This ASU provides that an entity that reports items of other comprehensive income has the option to present comprehensive income in either 1) a single statement that presents the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income; or 2) a two-statement approach which presents the components of net income and total net income in a first statement, immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option in current GAAP that permits the presentation of other comprehensive income in the statement of changes in equity was eliminated. The guidance will be applied retrospectively and is effective for the Company for annual periods beginning on January 1, 2012. Early adoption is permitted. The adoption of this guidance is expected to have no impact on the Company’s financial position or results of operations. The Company currently presents comprehensive income using a two-statement approach.

iii.	Goodwill and Intangibles

In September 2011, the FASB issued ASU No. 2011-08, which updates the guidance in ASC Topic 350, “Intangibles - Goodwill & Other” (ASU-2011-08). The amendments in ASU 2011-08 permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The amendments in ASU 2011-08 include examples of events and circumstances that an entity should consider in evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, however the examples are not intended to be all-inclusive and an entity my identify other relevant events and circumstances to consider in making the determination. The examples in this ASU 2011-08 supersede the previous examples under ASC Topic 350 of events and circumstances an entity should consider in determining whether it should test for impairment between annual tests, and also supersede the examples of events and circumstances that an entity having a reporting unit with a zero or negative should consider in determining whether to perform the second step of the impairment test. Under the amendments in ASU 2011-08, an entity is no longer permitted to carry forward its detailed calculation of a reporting unit’s fair value from a prior year as previously permitted under ASC Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. ASU 2011-08 is expected to have no impact on the Company’s financial position or results of operations.

Notes to the Consolidated Financial Statements

iv.	Comprehensive Income

In December 2011, the FASB issued ASU No. 2011- 12, “Comprehensive Income – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). ASU 2011-12 defers changes in Update 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (November 30, 2012 for the Company). We do not expect the adoption of ASU 2011-12 to have a material impact on our results of operations, financial condition, or cash flows.

SCHEDULE “E”

Audited Annual Carve-out Financial Statements of the Ambler Project

Ambler Project of
NovaGold Resources Inc.
Carve-Out Financial Statements
For the years ended November 30, 2010, 2009 and 2008
(expressed in thousands of US dollars)

Auditors’ Report

To the Directors of NovaGold Resources Inc.

We have audited the accompanying carve-out balance sheets of the Ambler Project of NovaGold Resources Inc. (the “Project”) as at November 30, 2010 and November 30, 2009, and the related carve-out statements of loss, comprehensive loss and deficit, and cash flows for each of the years in the three-year period ended November 30, 2010. These financial statements are the responsibility of the Project’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Project as at November 30, 2010 and November 30, 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2010, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
December 2, 2011

Ambler Project
Carve-Out Balance Sheets
As at November 30

	in thousands of dollars
	2010	2009
	$	$
Assets
Current assets
Deposits and prepaid amounts	60	10
	60	10
Mineral property and development costs (note 3(a))	26,547	-
	26,607	10
Liabilities
Current liabilities
Accounts payable and accrued liabilities	285	-
Current portion of Ambler acquisition liability (note 3 (a))	11,928	-
	12,213
Long-term liabilities
Ambler acquisition liability (note 3(a))	11,098	-
	23,311

Shareholder’s equity
Contributed surplus (note 9)	24,270	17,644
Deficit	(20,974)	(17,634)
	3,296	10
	26,607	10

Nature of operations and plan of arrangement (note 1)
Commitments and contingencies (note 4)
Subsequent events (note 11)

(See accompanying notes to the carve-out financial statements)

/s/ Rick Van Nieuwenhuyse, Director	/s/ James Philip, Director

Approved on behalf of the Board of Directors of NovaGold Resources Inc.

Ambler Project
Carve-Out Statements of Loss, Comprehensive Loss and Deficit
For the years ended November 30

	in thousands of dollars
	2010	2009	2008
	$	$	$
Expenses
Community Relations	36	8	112
General and administrative	149	34	103
Mineral property expense (note 3 (b))	1,591	596	3,780
Professional fees	8	8	18
Total expenses	1,784	646	4,013
Loss before other items	1,784	646	4,013

Other items
Accretion expense (note 3(a))	1,556	-	-
	3,340	646	4,013

Loss and comprehensive loss for the year	(3,340)	(646)	(4,013)
Deficit – beginning of year	(17,634)	(16,988)	(12,975)
Deficit – end of year	(20,974)	(17,634)	(16,988)

(See accompanying notes to the carve-out financial statements)

Ambler Project
Carve-Out Statements of Cash Flows
For the years ended November 30

	in thousands of dollars
	2010	2009	2008
	$	$	$
Cash flows used in operating activities
Loss for the year	(3,340)	(646)	(4,013)
Items not affecting cash
Amortization	-	7	13
Interest and accretion	1,556	-	-
Stock-based compensation	107	194	187
Net change in non-cash working capital
Decrease (increase) in deposits and prepaid amounts	(50)	5	(1)
Increase (decrease) in accounts payable and accrued liabilities	285	(20)	(59)
	(1,442)	(460)	(3,873)
Cash flows from financing activities
Funding provided by NovaGold Resources Inc.	1,518	460	3,873
	1,518	460	3,873
Cash flows used in investing activities
Expenditures on mineral property	(76)	-	-
	(76)	-	-
Increase in cash and cash equivalents	-	-	-
Cash and cash equivalents – beginning of year	-	-	-
Cash and cash equivalents – end of year	-	-	-

Non-cash financing activities
Shares issued by NovaGold for acquisition of mineral property	5,000	-	-
Liabilities assumed on acquisition of mineral property	21,471	-	-

(See accompanying notes to the carve-out financial statements)

Notes to Carve-out Financial Statements

1	Nature of operations and plan of arrangement

The Ambler Project (the “Project”) comprises a copper-zinc-lead-gold-silver exploration property located in the United States of America (“US”) within the state of Alaska. On January 11, 2010, Alaska Gold Company (“AGC”) purchased 100% of the Ambler property (note 4). The Project was acquired on October 17, 2011 by NovaCopper US Inc. (“NovaCopper US”) through a purchase and sale agreement with AGC, both wholly owned subsidiaries of NovaGold Resources Inc. (“NovaGold”). NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America with a portfolio of mineral properties located principally in Alaska and British Columbia. On October 24, 2011, NovaGold transferred its ownership of NovaCopper US to NovaCopper Inc. (“NovaCopper”), a wholly owned subsidiary of NovaGold incorporated on April 27, 2011 in exchange for shares of NovaCopper.

On November 16, 2011, NovaGold announced its intention to distribute the shares of NovaCopper, to the shareholders of NovaGold, as a return of capital by way of a Plan of Arrangement. The Plan of Arrangement is subject to court and shareholder approval, and various other conditions including initial listing on the TSX and NYSE-AMEX. NovaCopper, through its wholly owned subsidiary, NovaCopper US, now owns a 100% interest in the Project.

The financial statements reflect the balance sheets, statements of loss, comprehensive loss and deficit and cash flows of the Project as if it had been an independent operation from the inception of the Project. The carve-out statements of loss and comprehensive loss for the years ended November 30, 2010, 2009 and 2008 include direct general and administrative and exploration costs of the Project and an allocation of NovaGold’s general and administrative costs incurred in each of these periods. NovaGold has historically provided corporate services to the Project, including executive oversight, information technology, technical expertise, accounting, tax, treasury, human resources and other services. The allocation of general and administrative costs to the Project was calculated on the basis of time committed by NovaGold staff to AGC and the ratio of expenses incurred on the Project in each period presented as compared to all costs incurred by AGC in these periods.

The Project’s opening deficit at December 1, 2007 has been calculated by applying the same allocation principles described above to the cumulative transactions relating to the project from the date of its acquisition in 2004 to November 30, 2007 and includes an allocation of NovaGold’s general and administrative expenses from the date of acquisition until November 30, 2007. All historical spending to November 30, 2010 has been funded by NovaGold and is reflected as contributed surplus (note 9).

The continued exploration and development of the Project and the recoverability of mineral property expenses is dependent upon the ability to obtain continued financing necessary to complete exploration and development of its property, the existence of economically recoverable mineral reserves, and upon future profitable production or profitable disposal of the Project. The amounts shown as mineral properties represents costs to date and do not necessarily represent present or future values.

2	Significant accounting policies

Basis of presentation

These carve-out financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”). These financial statements include the historical assets, liabilities and expenses directly related to the Project and allocations of NovaGold’s general and administrative expenses, as described in note 1, to present the financial position, results of operations and changes in cash flows of the Project on a standalone basis. The financial statements have been presented under the continuity of interest basis of accounting whereby the amounts are based on the amounts recorded by NovaGold. As described in note 10, Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States.

The financial statements may not necessarily reflect the financial position, results of operations and changes in cash flows of the Project in the future or what they would have been had the Project been a separate, stand-alone entity for the years presented.

Notes to Carve-out Financial Statements

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization is calculated on a straight-line basis over the respective asset’s estimated useful lives. All property, plant and equipment are fully depreciated for the years presented. Amortization periods by asset class are:

Computer hardware and software	3 years
Machinery and equipment	3 years
Office furniture and equipment	5 years
Vehicles	5 years

Mineral property acquisition and development costs

All direct costs related to the acquisition of mineral property interests are capitalized. Mineral property exploration expenditures are expensed when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production using the unit of production method.

The acquisition of title to mineral properties is a complicated and uncertain process. The Project has relied on management of NovaGold (“Management”) to take steps, in accordance with industry standards, to verify the mineral property in which it has an interest. Although Management has made efforts to ensure that legal title to its property is properly recorded, there can be no assurance that such title will ultimately be secured.

Impairment of long-lived assets

Management assesses the possibility of impairment in the carrying value of its long-lived assets whenever events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable mineral reserves and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted future cash flows. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect Management’s estimates.

Income taxes

The liability method of accounting for income taxes is used and is based on differences between the accounting and tax bases of assets. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Stock-based compensation

Compensation expense for stock options and performance share units (“PSUs”) is measured at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. The expense relating to the fair value of stock options and PSUs are included in mineral property expense and are credited to contributed surplus as each are contracted to be satisfied by NovaGold with NovaGold common stock.

Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options.

Notes to Carve-out Financial Statements

Certain employees of the Project were granted PSUs, wherein each PSU entitled the participant to receive one common share of NovaGold at the end of a two-year period if certain market performance and service vesting criteria had been met. The performance and vesting criteria were based on NovaGold’s performance relative to a representative group of other mining companies and the TSX index. The number of units that ultimately vest will be in the range of 0% to 150% of the original grant. The fair value of the PSUs is measured at the grant date using Monte Carlo simulation, which takes into account, as of the grant date, the fair market value of the shares, expected volatility, expected dividend yield and the risk-free interest rate over the life of the PSU to generate potential outcomes for stock prices which are used to estimate the probability of the PSUs vesting at the end of the performance measurement period. The fair value is recognized over the related service period.

Compensation expense for employees of the Project is recognized in mineral property expense to the extent the employees are working directly on the Project.

Financial instruments

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, Management uses readily observable market inputs where available or, where not available, inputs generated by Management. Changes in fair value of held-for-trading financial instruments are recorded in net earnings. The Project had no held-for-trading financial assets or liabilities as at November 30, 2010 and 2009.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost. The Project had no available-for-sale financial assets as at November 30, 2010 and 2009.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method. The Project had no loans or receivables as at November 30, 2010 and 2009.

Other financial liabilities are recorded initially at fair value and subsequently at amortized cost using the effective interest rate method. Other financial liabilities include accounts payable and accrued liabilities and Ambler acquisition liability.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Expenses are translated at rates approximating the exchange rate in effect at the time of transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Use of estimates and measurement uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reported period. Significant estimates include the basis of impairment of mineral properties, fair value of stock based compensation, income taxes and the allocation of general and administrative costs from NovaGold (note 1). Actual results could differ materially from those reported.

Notes to Carve-out Financial Statements

New accounting pronouncements

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Project will adopt these pronouncements at December 1, 2010 and has assessed there will be no impact of adopting these sections on its financial statements.

3	Mineral property and development costs

	in thousands of dollars

	November 30, 2009	Acquisition Costs	November 30, 2010
	$	$	$
Ambler property	-	26,547	26,547
	-	26,547	26,547

(a)	Acquisition cost

On January 11, 2010, NovaGold, through its wholly-owned subsidiary AGC, purchased 100% of the Ambler property in northern Alaska, which hosts the copper-zinc-lead-gold-silver Arctic deposit. As consideration, NovaGold, issued 931,098 shares with a fair value of $5.0 million and agreed to make cash payments to the vendor of $12.0 million each in January 2011 and January 2012, respectively. The fair value of these cash payments were $11.1 million and $10.3 million, respectively, as at the transaction date. The January 2011 payment was made by NovaGold on January 7, 2011 and the January 2012 payment was made by NovaGold in advance on August 5, 2011. Total fair value of the consideration was $26.5 million, including transaction costs associated with the acquisition of $0.1 million. The vendor retained a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of $10.0 million.

Management used the weighted average cost of capital of NovaGold of approximately 8% to discount the above cash payments due in 2011 and 2012. The Project recognized accretion expense of $1.6 million for the year ended November 30, 2010. As of November 30, 2010, the Project recorded $11.9 million in the current portion of long-term liabilities and $11.1 million in long-term liabilities.

Prior to the acquisition in 2010, NovaGold held an option to earn a 51% interest in the property.

Notes to Carve-out Financial Statements

(b)	Mineral property expenses

The following table summarizes mineral property expenses of the Project for the years ended November 30, 2010, 2009 and 2008.

	in thousands of dollars
	Year ended	Year ended	Year ended
	November 30, 2010	November 30, 2009	November 30, 2008
	$	$	$
Camp	-	-	152
Drilling	-	-	469
Engineering	190	-	117
Environmental	248	75	79
Geochemistry	3	6	55
Legal and title	261	187	158
Project support	543	36	1,226
Stock based compensation	108	194	187
Wages and benefits	238	98	1,337
Mineral property expense	1,591	596	3,780

4	Commitments and contingencies

As at November 30, 2010, the Project has purchase commitments outstanding in the amount of $0.4 million for the initial scoping study of an access road to the property site (note 6(c)).

5	Management of capital risk

The Project has relied upon NovaGold to manage capital in order to accomplish the objectives of safeguarding the Project’s ability to continue as a going concern in order to pursue the development of its mineral property and maintaining a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Project includes contributed surplus from NovaGold.

The Project’s parent company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Project’s parent company may issue new shares, issue new debt or acquire or dispose of assets.

To facilitate the management of its capital requirements, the Project prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual budget is approved by the Board of Directors of NovaGold.

6	Financial instruments

The Project’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2010 and November 30, 2009.

	in thousands of dollars
	November 30, 2010		November 30, 2009
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	$	$	$	$
Other financial liabilities
Accounts payable and accrued liabilities	285	285	-	-
Ambler acquisition liability	23,026	23,026	-	-

Notes to Carve-out Financial Statements

The fair value of accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of their maturity. At November 30, 2009, the Project had nominal accounts payable and accrued liabilities. The Project uses the fair value hierarchy that classifies financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. All of the Project’s financial instruments are other financial liabilities held at amortized cost and as such, are not classified on the fair value hierarchy.

Financial risk management

The Project’s activities expose them to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)	Currency risk

Currency risk is the risk of a fluctuation in financial asset and liability settlement amounts due to a change in foreign exchange rates. The Project operates in the United States and the majority of its expenses are incurred in US dollars. As at November 30, 2010, the Project did not have significant exposure to currency risk.

(b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Project does hold any financial assets and therefore is not exposed to credit risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Project will encounter difficulties raising funds to meet its financial obligations as they fall due. The Project is in the exploration stage and does not have cash inflows from operations; therefore, the Project manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 5 to the carve-out financial statements. The Project expects to meet its financial obligations through funding from its parent as described in note 1.

Contractual obligated cash flow requirements as at November 30, 2010 are as follows.

	in thousands of dollars
	Total	< 1 Year	1–2 Years	2–5 Years	Thereafter
	$	$	$	$	$
Accounts payable and accrued liabilities	285	285	-	-	-
Purchase commitments	431	389	42	-	-
Ambler acquisition liability	24,000	12,000	12,000	-	-
	24,716	12,674	12,042	-	-

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. In respect of financial liabilities, the Project has no interest bearing liabilities. As a result, the Project is not exposed to interest rate risk.

Notes to Carve-out Financial Statements

(e)	Price risk

The Project is exposed to price risk with respect to commodity prices as future profitability and long-term viability will depend, in large, part on the price of copper, zinc, lead, gold and silver. The market prices for such metals are volatile and subject to numerous factors beyond the Project’s control. The Project closely monitors commodity prices to determine the appropriate course of action to be taken. The Project does not have any hedging or other commodity-based risks respecting its operations.

As the Project is currently in the exploration phase none of its financial instruments are exposed to commodity price risk; however, the Project’s economic viability could be affected by commodity price volatility.

7	Income taxes

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities of the Project at November 30, 2010 and 2009 are as follows.

	in thousands of dollars
	November 30, 2010	November 30, 2009
	$	$
Future income tax assets
Non-capital losses	1,239	715
Mineral property interest	5,406	4,312
Accrued liabilities	112	-
Property, plant and equipment	1	2
Total future tax assets	6,758	5,029
Valuation allowance	(6,357)	(5,029)
Net future income tax assets	401	-
Future income tax liabilities
Accretion expense	401	-
Future income tax liabilities	401	-
Net future income tax liabilities	-	-

Future tax assets have been recognized to the extent of future taxable income and the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset. A valuation allowance has been provided against future income tax assets where it is not more likely than not that the Project will realize those benefits.

8	Segmented information

The Project operates in one business segment being the exploration and development of mineral properties in the United States. All of the Project’s mineral property and development costs and property, plant and equipment are located in one geographical region, being the United States.

9	Contributed surplus

Details of funding and other payments by NovaGold on behalf of the Project are as follows:

	in thousands of dollars
	November 30, 2010	November 30, 2009	November 30, 2008
	$	$	$
Opening balance – contributed surplus	17,644	16,990	12,930
Stock-based compensation	108	194	187
Shares issued for mineral property	5,000	-	-
Funding provided by NovaGold in the year	1,518	460	3,873
Closing balance – contributed surplus	24,270	17,644	16,990

Notes to Carve-out Financial Statements

10	Significant differences from United States accounting principles

Under the Plan of Arrangement, NovaCopper expects to qualify as a domestic registrant under the United States Securities Exchange Commission within its first year as a listed entity. As a domestic registrant, NovaCopper expects to report its financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”).

Canadian GAAP differs in certain respects from the principles and practices generally accepted in the United States. There are no material differences between Canadian GAAP and U.S. GAAP in accounting for the Project.

11	Subsequent Events

In January 2011, the $12 million payment due in 2011 to acquire the Ambler property was made by NovaGold. In August 2011, the $12 million payment due in 2012 to acquire the Ambler property was made by NovaGold (note 3(a)).

On October 17, 2011, NovaCopper US acquired the Ambler Project from AGC through a purchase and sale agreement. On October 24, 2011, NovaGold transferred its ownership of NovaCopper US to NovaCopper in exchange for shares of NovaCopper.

SCHEDULE “F”

Pro Forma Consolidated Financial Statements of NovaCopper

NovaCopper Inc.

Unaudited Pro-Forma Consolidated Financial Statements
November 30, 2011
(expressed in US dollars)

Unaudited Pro-Forma Consolidated Balance Sheet
As at November 30, 2011

	in thousands of dollars
	NovaCopper Inc.	Note 2	Pro-forma	Pro-forma
	November 30, 2011		adjustments	NovaCopper Inc.
	$		$	$
Assets
Current assets
Cash and cash equivalents	1	(b)	40,000	40,001
Deposits and prepaid amounts	96			96
	97			40,097

Property, plant and equipment	1,128			1,128
Mineral property and development costs	30,547			30,547
	31,772		40,000	71,772

Liabilities
Current liabilities
Accounts payable and accrued liabilities	126			126
Due to related parties	395			395
	521		-	521

Shareholders’ equity
Share capital	27,280	(c)	75,169
		(d)	266	102,715
Contributed surplus	36,281	(b)	40,000
		(c)	(75,169)
		(d)	1,226	2,338
Deficit	(32,310)	(d)	(1,492)	(33,802)
	31,251		40,000	71,251
	31,772		40,000	71,772

(See accompanying notes to the unaudited pro-forma consolidated financial statements)

Unaudited Pro-Forma Consolidated
Statement of Loss and Comprehensive Loss
For the year ended November 30, 2011

	in thousands of dollars, except per share amounts
	NovaCopper Inc.	Pro-forma adjustments	Pro-forma
	For the year ended	Note 2(d)	NovaCopper Inc.
	November 30, 2011
	$	$	$
Expenses
Community relations	108		108
Corporate development	16		16
Depreciation	283		283
General and administrative	1,338		1,338
Salaries and stock-based compensation	49	1,492	1,541
Mineral properties expense	8,492		8,492
Professional expense	76		76
Total expenses	10,362	1,492	11,854
Loss before other items	10,362	1,492	11,854

Other items
Accretion expense	974		974
	11,336	1,492	12,828

Loss and comprehensive loss for the year	(11,336)	(1,492)	(12,828)

Basic and diluted loss per share (note 4)	(96,888)		$(0.26)

(See accompanying notes to the unaudited pro-forma consolidated financial statements)

Notes to the Unaudited Pro-Forma
Consolidated Financial Statements

1	Transfer of assets and basis of presentation

The accompanying unaudited pro-forma consolidated financial statements have been compiled for the purposes of inclusion in the Information Circular of NovaCopper Inc. (“NovaCopper”), which at the closing of the Plan of Arrangement (the “Plan”), gives effect to a distribution by NovaGold Resources Inc. of all of the issued and outstanding shares of NovaCopper as a return of capital.

NovaCopper Inc. was incorporated on April 27, 2011 under the Business Corporations Act (British Columbia).

The Ambler Project (the “Project”) comprises a copper-zinc-lead-gold-silver exploration property located in Alaska. On January 11, 2010, Alaska Gold Company (“AGC”) purchased 100% of the Ambler property for consideration of $26.5 million. The Project was acquired on October 17, 2011 by NovaCopper US Inc. (“NovaCopper US”) through a purchase and sale agreement with AGC, both wholly owned subsidiaries of NovaGold Resources Inc. (“NovaGold”). NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America with a portfolio of mineral properties located principally in Alaska and British Columbia. On October 24, 2011, NovaGold transferred its ownership of NovaCopper US to NovaCopper Inc. (“NovaCopper”), a wholly owned subsidiary of NovaGold in exchange for shares of NovaCopper.

The unaudited pro-forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the accounting policies as disclosed in the consolidated financial statements of NovaCopper Inc. In the opinion of management, the unaudited pro-forma consolidated balance sheet as at November 30, 2011, and the unaudited pro-forma consolidated statement of loss and comprehensive loss for the year ended November 30, 2011 include the adjustments necessary for the fair presentation of the proposed transaction in accordance with Canadian GAAP.

The unaudited pro-forma consolidated financial statements are not necessarily indicative of NovaCopper as at the time of the closing of the Plan. The unaudited pro-forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of NovaCopper for the years ended November 30, 2011 and 2010 which are contained within the Information Circular.

2	Pro-forma assumptions

The unaudited pro-forma consolidated financial statements give effect to the accounting continuation of NovaCopper Inc. as described in the Information Circular, as if it had occurred as at November 30, 2011 for the purposes of the unaudited pro-forma consolidated balance sheet and as of December 1, 2010 for the purposes of the unaudited pro-forma consolidated statements of loss and comprehensive loss and the following assumptions.

(a)	The balances used in the unaudited pro-forma consolidated financial statements are those of NovaCopper as at November 30, 2011 and for the year then ended.

(b)	Contribution of $40 million of cash from NovaGold.

(c)

Issuance of 48,277,044 Common Shares to the shareholders of NovaGold, being the number of Common Shares that will result in one NovaCopper Share for every 6 Common Shares of NovaGold. The historical funding of NovaCopper, including the contribution of cash, is reflected as share capital upon the issuance of Common Shares.

Notes to the Unaudited Pro-Forma
Consolidated Financial Statements

(d)

Issuance of 135,000 Common Shares and a grant of 1,875,000 options to purchase Common Shares of NovaCopper to the Chief Executive Officer as described in the Plan. The Common Shares and options has been recorded as a stock-based compensation expense based on an assumed fair value calculated on the basis that the value of one NovaCopper share is equal to 0.1667 the value of a NovaGold share. The options are exercisable for five years from the date of grant and are subject to vesting and listing conditions. The compensation cost of the options has been recognized on a straight-line basis over the vesting period for the options. The fair value of the options has been estimated using an option pricing model with the following assumptions: average risk-free rate of 1.45%, expected life of 5 years, expected volatility of 72% based on NovaGold’s historical volatility, and expected dividends of $nil.

(e)

The expenses used in the pro-forma statements of loss and comprehensive loss for the year ended November 30, 2011 are those of NovaCopper which includes the expense of NovaCopper and direct general and administrative and exploration costs of the Project and an allocation of NovaGold’s general and administrative costs incurred in the year ended November 30, 2011.

3	Share capital

Authorized
          unlimited common shares, no par value
          unlimited preferred shares, no par value

The following summarizes the changes in share capital that will occur pursuant to the Plan.

	in thousands of dollars, except share amounts
	November 30, 2011

	Number of shares	Share capital
		$
Balance – November 30, 2011	200	27,280
Issued pursuant to the Plan
Common shares issued pursuant to the Plan (note 2(c))	48,277,044	75,169
Common shares issued to the Chief Executive Officer (note 2(d))	135,000	266
Pro-forma balance – November 30, 2011	48,412,244	102,715

Pursuant to the Plan, certain securityholders, including option, warrant, performance share unit, and deferred share unit holders of NovaGold have rights to receive shares in NovaCopper. It is assumed that in-the-money securities would be exercised as if it had occurred at November 30, 2011. It is expected that 8,728,827 NovaGold stock options with exercise prices ranging between CDN$0.62 and CDN$11.83, 40,421,186 NovaGold warrants with exercise prices of CDN$1.48 and $1.50, 335,800 performance share units, and 23,991 deferred shares units will receive one NovaCopper Share for every 6 Common Shares of NovaGold the holder is entitled to upon their exercise or vesting.

Notes to the Unaudited Pro-Forma
Consolidated Financial Statements

4	Loss per share

Pro-forma basic and diluted loss per share for the year ended November 30, 2011 have been calculated as if the common shares to be issued pursuant to the Plan had been outstanding as of December 1, 2010.

in thousands of dollars, except share and per share amounts
For the year ended
November 30,
2011

Weighted-average number of common shares outstanding	117

Common shares issued pursuant to the Plan (note 2(c))	48,277,044
Common shares issued to the Chief Executive Officer (note 2(d))	135,000

Pro-forma weighted-average number of common shares outstanding	48,412,161

Pro-forma loss	(12,828)
Pro-forma loss per share, basic and diluted	$(0.26)

5	Significant differences from accounting principles generally accepted in the United States

Under the Plan of Arrangement, NovaCopper expects to qualify as a domestic registrant under the United States Securities and Exchange Commission within its first year as a listed entity. As a domestic registrant, NovaCopper expects to report its financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”).

Canadian GAAP differs in certain respects from the principles and practices generally accepted in the United States. There are no material measurement differences between Canadian GAAP and U.S. GAAP in accounting for the unaudited pro-forma consolidated financial statements.

SCHEDULE “G”

NovaCopper Equity Incentive Plan

NOVACOPPER INC.

EQUITY INCENTIVE PLAN

February 27, 2012

     Purpose. The purpose of this Plan is to provide incentives to attract, retain and motivate Eligible Persons and to align the interests of such persons with those of shareholders of the Company through the incentive inherent in share ownership and by providing them an opportunity to participate in the Company’s future performance through awards of Options.

ARTICLE I
INTERPRETATION

1.1 Definitions and Interpretation. As used in this Plan, the following words and terms will have the following meanings:

(a)	“Board” means the board of directors of the Company;

(b)	“Change of Control” means:

(i)

the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Securities Act (British Columbia) and the rules and regulations thereunder) of voting securities of the Company which, together with any other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50% of all outstanding voting securities of the Company;

(ii)

an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50% or more of all outstanding voting securities of the Company (including a merged or successor company) resulting from the business combination; or

(iii)

the sale, lease or exchange of all or substantially all of the property of the Company to another person, other than a subsidiary of the Company or other than in the ordinary course of business of the Company;

(c)	“Code” means the U.S. Internal Revenue Code of 1986, as amended;

(d)

“Committee” means the committee appointed by the Board to administer this Plan, or if no committee is appointed, the Board, provided, however, if the Company ceases to qualify as a Foreign Private Issuer, the Committee shall be comprised of not less than such number of directors as shall be required to permit options granted under this Plan to qualify under Rule 16b-3, and each member of the Committee shall be a “non-employee director” within the meaning of Rule 16b-3 and an “outside director” within the meaning of Section 162(m). The Company expects to have the Plan administered in accordance with the requirements for the award of “qualified performance-based compensation” within the meaning of Section 162(m);

(e)	“Company” means NovaCopper Inc. or any successor corporation;

(f)	“Consultant” has the meaning ascribed to that term in National Instrument 45-106 – Prospectus and Registration Exemptions;

(g)	“Disability” means the mental or physical state of an individual such that:

(i)

the Board, other than such individual, determines that such individual has been unable, due to illness, disease, mental or physical disability or similar cause, to fulfill his or her obligations as an employee, independent contractor, Consultant or director of the Company either for any consecutive 6 month period or for any period of 8 months (whether or not consecutive) in any consecutive 12 month period; or

(ii) a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs;

(h)	“Effective Date” means February 27, 2012;

(i)	“Eligible Person” means any natural person providing continuous services to the Company or any of its subsidiaries and who is:

(i) an employee of the Company or any of its subsidiaries; or

(ii)

a Consultant to the Company or any of its subsidiaries in respect of whom the Company is permitted to grant Options under an exemption from the registration and prospectus requirements of applicable securities law and if such Consultant does not provide services in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the registrant’s securities; or

(iii) an Outside Director of the Company or any of its subsidiaries;

(j)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

(k)	“Exercise Agreement” has the meaning ascribed thereto in Section 3.1(f);

(l)	“Exercise Period” means the period of time during which a particular Option may be exercised;

(m)	“Exercise Price” means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option;

(n)

“Expiry Date” means the means the expiry date of an Option as determined by the Committee in accordance with the terms and conditions of this Plan, subject to the time limits and any “black out” or similar periods as provided in section 3.1(d) to this Plan;

(o)	“Expiry Time” means 4:30 pm (Pacific time) on the Expiry Date;

(p)	“Fair Market Value” means:

(i)

the closing price of the Shares on the Toronto Stock Exchange (or if Shares are not traded on the Toronto Stock Exchange, the closing price of the Shares on such other exchange on which Shares are traded) on the last trading day prior to the relevant date, or if no Shares were traded on the trading day immediately prior to the relevant date, the closing price of the Shares on the last trading day, prior to the relevant date, on which Shares were traded; and

(ii)

if the Shares are not listed on an exchange, the fair market value as determined in good faith by the Committee, through the reasonable application of a reasonable valuation method, and in accordance with the requirements of Section 409A of the Code and applicable regulations and guidance;

(q)	“Foreign Private Issuer” has the meaning ascribed to is in Rule 3b-4 under the Exchange Act;

(r)	“Incentive Stock Option” or “ISO” means an Option granted to a U.S. Participant that is intended to qualify as an “incentive stock option” within the meaning of section 422 of the Code;

(s)	“Market Price” means, as of any date, the value of the Shares, determined based on the following in order:

(i)

if the Shares are listed on the Toronto Stock Exchange, the Market Price shall be the volume weighted average price (VWAP) of the Shares for the 5 trading day period ending on the last trading day prior to the relevant date. The “VWAP” shall be determined by dividing the total value of the Shares by the total volume of Shares traded for the relevant 5 trading day period;

(ii)

if the Shares are listed on an exchange other than the Toronto Stock Exchange, the Market Price shall be the closing price of the Shares (or the closing bid, if no sales were reported) as quoted on such exchange on the last trading day prior to the relevant date; or

(iii) if the Shares are not listed on an exchange, the Market Price shall be determined in good faith by the Committee.

(t)	“Nonqualified Stock Option” means an Option granted to a U.S. Participant that is not an Incentive Stock Option;

(u)	“Option” means an award of an option to purchase Shares hereunder;

(v)	“Outside Director” means every director of the Company who is not a full-time employee of, or Consultant to, the Company or any of its subsidiaries;

(w)	“Participant” means every Eligible Person who is approved for participation in the Plan by the Committee;

(x)	“Plan” means this Equity Incentive Plan, as the same may be amended from time to time;

(y)	“Rule 16b-3” means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act or any successor rule or regulation;

(z)	“Share Bonus Plan” means the plan established pursuant to Article 5 hereof;

(aa)	“Shares” means the common shares in the capital of the Company;

(bb)	“subsidiary” means a subsidiary of the Company as defined in the Securities Act (British Columbia);

(cc)	“Stock Option Certificate” means the certificate in the form of Exhibit A hereto for a specific Option;

(dd)

“Termination” or “Terminated” means any situation where a Participant has lawfully or unlawfully ceased to be a Participant regardless of the reasons therefor and whether or not notice has been provided.

(ee)	“Termination Date” means:

	(i)	in the case of a Participant who lawfully or unlawfully ceases to be employed or engaged as a Participant as a result of resignation, the later of:

		(A)	the date on which the notice of his or her intention to resign all of his or her positions with the Company and any subsidiary is provided, and

		(B)	the effective date of the resignation, if any, which is specified in the notice referred to above;

	(ii)	in the case of a Participant who lawfully or unlawfully ceases to be employed or engaged as a Participant as a result of Termination by the Company or any subsidiary,

(A)

other than for cause, the date specified by the Company and/or its subsidiary in writing to the Participant as being the last day on which the Participant is to report to work for the Company and/or its subsidiary, or

		(B)	for cause, the day on which the notice of termination is given; and

(iii)

in the case of a Participant who lawfully or unlawfully ceases to be employed or engaged as a Participant of the Company or any subsidiary as a result of retirement, death, Disability or any other means, the date on which such retirement, death, Disability or other event occurs.

(ff)	“U.S. Participant” means an Eligible Person who is a U.S. citizen or a U.S. resident, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1)(A) of the Code;

(gg)	“Withholding Obligations” has the meaning ascribed thereto in Section 9.3;

(hh)

“10% Shareholder” means a person who owns (taking into account the constructive ownership rules under section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company (or of any subsidiary of the Company).

ARTICLE II
SHARES AVAILABLE UNDER THE PLAN

2.1 Number of Shares Available. Subject to section 2.2 and Article VIII,

(a)

the total number of Shares reserved and available for grant and issuance pursuant to this Plan, as at the Effective Date, shall not exceed 10% of the issued and outstanding Shares on the date of the grant. Any issuance of Shares from treasury, including issuances pursuant to exercise of Options or pursuant to the Share Bonus Plan, shall automatically replenish the number of Shares issuable under the Plan. Options that have been cancelled or that have expired without being exercised continue to be issuable under the Plan. Where the Company issues Shares from treasury upon the valid exercise of Options, such Shares shall be issued as fully paid and non-assessable Shares;

(b)

the number of Shares issuable under the Plan to any one person (together with those Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries) shall not exceed 10% of the Shares outstanding on the date of grant;

(c)

the number of Shares issuable to insiders under the Plan (together with those Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries) shall not, at any time, exceed 10% of the Shares outstanding;

(d)

the number of Shares which may be issued under the Plan to insiders within a one-year period (together with those Shares that may be issued pursuant to any other security based compensation arrangements of the Company or its subsidiaries) shall not, at any time, exceed 10% of the Shares outstanding.

2.2 Adjustment of Shares. In the event that the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, consolidation, combination, reclassification or similar change in the capital structure of the Company without consideration, then:

(a)	the number of Shares reserved for issuance under the Plan;

(b)	the number of Shares subject to outstanding Options; and

(c)	the Exercise Prices of outstanding Options,

will be proportionately adjusted, subject to any required action by the Board or the shareholders of the Company and in compliance with applicable securities laws; provided, however, that fractions of a Share will not be issuable under any Options and any such fractions will be rounded down to the nearest Share.

ARTICLE III
GRANT OF OPTIONS

3.1 Options. The Committee may grant Options to Eligible Persons and will determine the number of Shares subject to the Option, the Exercise Price, the Expiry Date and all other terms and conditions of the Option, subject to the following:

(a)

Form of Option Grant. Each Option granted under this Plan will be evidenced by a stock option certificate in the form attached to this Plan as Exhibit A, or in such other form as may be approved by the Committee, from time to time (called the “Stock Option Certificate”) which will contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan;

(b)

Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option; provided, however, that if the Committee makes the determination to grant an Option during a black-out period, the date of grant of such Option shall be deemed to be the date two business days following the end of such black-out period and the end of such black-out period shall be determined in accordance with any insider trading policy or similar policy of the Company. The Stock Option Certificate and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option;

(c)

Vesting and Exercise of Options. Provided the Participant has not been Terminated, Options may be exercisable until the Expiry Date determined by the Committee and specified in the Stock Option Certificate. The Committee also may provide for Options to vest (ie. become exercisable) at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines. If the application of vesting causes the Option to become exercisable with respect to a fractional Share, such Share shall be rounded down to the nearest whole Share;

(d)

Expiry. Each Option shall expire at the Expiry Time on the Expiry Date set forth in the Option Certificate and must be exercised, if at all, on or before the Expiry Date. In no event shall an Option be exercisable during a period extending more than ten years after the date of grant, provided that in the circumstance where the end of the term of an Option falls within, or within ten business days after the end of, a “black out” or similar period imposed under any insider trading policy or similar policy of the Company (but not, for greater certainty, a restrictive period resulting from the Company or its insiders being the subject of a cease trade order of a securities regulatory authority). In such circumstances, the end of the term of such Option shall be the tenth business day after the earlier of the end of such black out period or, provided the black out period has ended, the Expiry Date;

(e)	Exercise Price. The Exercise Price of an Option shall not be less than the greater of Market Price and Fair Market Value on the date of grant;

(f)

Method of Exercise. Options may be exercised only by delivery to the Company of a written stock option exercise agreement (the “Exercise Agreement”) substantially in the form attached to this Plan as Exhibit B, or in such other form as may be approved by the Committee (which need not be the same for each Participant), stating the Participant’s election to exercise the Option, the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding Participant’s investment intent, access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price (plus any applicable taxes including Withholding Obligations), for the number of Shares being purchased. If someone other than the Participant exercises the Option, then such person must submit documentation reasonably acceptable to the Company that such person has the right to exercise the Option. The Option may not be exercised unless such exercise is in compliance with all applicable securities laws and the rules and policies of any exchange or quotation system upon which the Shares are listed or quoted, as they are then in effect on the date of exercise, and provided that no blackout period is then in effect under the Insider Trading Policy of the Company;

(g)	Net Exercise.

(i)

The Committee may permit the net exercise of any Option into Shares by any Participant as provided in this section 3.1(g) (“Net Exercise”) at any time, or from time to time, during the term of such Option. The decision of whether or not to permit Net Exercise for any Option is in the sole discretion of the Committee and will be made on a case by case basis. Upon the Net Exercise of Options (the “Converted Options”), the Company shall deliver to the Participant (without payment by the Participant of any Exercise Price or any cash or other consideration), that number of fully paid and non-assessable Shares (X) equal to the number of Converted Options (Y) multiplied by the quotient obtained by dividing the result of the Market Price of one Share (B) less the Exercise Price per Share (A) by the Market Price of one Share (B). Expressed as a formula, such conversion shall be computed as follows:

Where:	X =	The number of Shares that will be issued to the Participant.
	Y =	The number of Converted Options.
	A =	The Exercise Price per Share.
	B =	The Market Price of one Share.

     No fractional Shares shall be issuable upon the Net Exercise of Options, such Shares to be rounded down to the nearest whole number.

(ii)

Net Exercise may be requested for the exercise of any Options by any Participant. The Participant must make the request by indicating on the Exercise Agreement, which must be submitted as specified in section 3.1(f) above, that the Participant wishes to exercise the Options through the Net Exercise method.

(h)

Termination of Option. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. Notwithstanding any other provisions hereof but subject to any vesting requirements or termination provisions attached to specific Options granted under the Plan and subject further to the discretion of the Committee to accelerate vesting, upon the Termination of a Participant, the following provisions shall apply:

	(i)	in the case of dismissal without cause, each vested Option held by a Participant shall be exercisable until the date which is the earlier of:

(A) six months after the Termination Date; and

		(B)	the Expiry Date for such Options,

after which time all vested and unvested Options shall be void and of no further force or effect;

	(ii)	in the case of dismissal for cause, each vested and unvested Option held by the Participant shall be void and of no further force or effect on the Termination Date;

	(iii)	in the case of Termination as a result of death, each vested Option held by the deceased Participant shall be exercisable until the date which is the earlier of:

		(A)	six months after the Termination Date; and

		(B)	the Expiry Date for such Options,

after which time such Options shall be void and of no further force or effect;

(iv)

in the case of Termination for any reason other than as provided in paragraphs (i), (ii) and (iii) of this section, unless specifically determined otherwise by the Committee, each vested Option held by the Participant shall be exercisable until the date which is the earlier of:

		(A)	six months after the Termination Date; and

		(B)	the Expiry Date for such Options,

after which time such Options shall be void and of no further force or effect;

(i)

Change of Control. Except as otherwise specified in the Stock Option Certificate for a specific Option, all outstanding Options that are not fully vested on the date on which a Change of Control occurs shall vest immediately upon such Change of Control.

(j)

Limitations on Exercise. The Committee may specify a reasonable minimum number of Shares that may be purchased on exercise of an Option, provided that such minimum number will not prevent the Participant from exercising the Option for the full number of Shares for which it is then exercisable; and

(k)

Exclusion from Severance Allowance, Retirement or Termination Settlement. In the event of a Participant’s Termination for any reason, the curtailment, pursuant to the terms of the Plan, of such Participant’s Options shall not give rise to any right to damages (including damages relating to any period of reasonable notice and regardless of whether reasonable or any notice was provided to the Participant) and shall not be included in the calculation of, nor form any part of, any severance allowance, retiring allowance or termination settlement of any kind whatever in respect of such Participant.

(l)

Code Section 162(m) Individual Award Limitation. No Eligible Person may be granted Options under the Plan for more than 15,000,000 Shares (subject to adjustment as provided for in Section 2.2 of the Plan), in the aggregate in any calendar year.

3.2 Issuance of Shares. Subject to applicable securities laws and any blackout period in effect under the Company’s Insider Trading Policy then in effect, and provided that the Exercise Agreement and payment are in form and substance satisfactory to the Company, the Company shall issue the Shares registered in the name of the Participant, the Participant’s legal representative or other person as directed by the Participant and shall deliver certificates representing the Shares with the appropriate legends affixed thereto.

3.3 Reserved for Issuance. At all times the Company will reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Options granted under this Plan.

ARTICLE IV
OPTIONS GRANTED TO U.S. PARTICIPANTS

4.1 Number of Shares for Incentive Stock Options. Notwithstanding any other provision of the Plan to the contrary, the number of Shares available for granting Incentive Stock Options under the Plan shall not exceed 15,000,000, subject to adjustment as provided in Section 2.2 of the Plan and subject to the provisions of Section 422 and 424 of the Code or any successor provision.

4.2 Option Exercise Price. The Exercise Price of an Option shall not be less than the greater of Market Price and Fair Market Value.

4.3 Adjustments. Any adjustment to or amendment of an outstanding Option granted to a U.S. participant (including, but not limited to, adjustments contemplated under Sections 2.2, 8.1 and 9.8 with respect to the exercise price and number of Shares subject to an Option or with respect to extension of the term of an Option) will be made so as to comply with, and not create any adverse consequences under, section 409A of the Code, and to the extent applicable, section 424(a) of the Code.

4.4 Designation of Options. The Option Agreement relating to any Option granted to a U.S. Participant shall specify whether such Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made, the Option will be (a) an Incentive Stock Option if all of the requirements under the Code are satisfied or (b) in all other cases, a Nonqualified Stock Option.

4.5 Special Requirements for Incentive Stock Options. In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)

an Incentive Stock Option may be granted only to employees (including a director or officer who is also an employee) of the Company (or of any subsidiary of the Company within the meaning of section 424 of the Code). For purposes of this Article III, the term “employee” shall mean a person who is an employee for purposes of section 422 of the Code;

(b)

to the extent that the aggregate Fair Market Value of Shares (determined as of the date of grant of the Option) with respect to which Incentive Stock Options are exercisable for the first time by a U.S. Participant during any calendar year (under this Plan and all other plans of the Company and of any parent or subsidiary of the Company within the meaning of Section 424 of the Code) exceeds US$100,000, or any limitation subsequently set forth in section 422(d) of the Code, such excess shall be considered a Non-Qualified Stock Option;

(c)

the exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option;

(d)

an Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than 5 years after the date of grant of such Incentive Stock Option;

(e)

if a U.S. Participant who has been granted an Incentive Stock Option ceases to be an employee of the Company (or by a subsidiary of the Company within the meaning of section 424 of the Code) for any reason, whether voluntary or involuntary, other than death, permanent disability or just cause, then in order for the ISO to retain ISO status, the ISO must be exercised by the earlier of (i) the date that is three months after the date of cessation of employment or (ii) the expiration of the term of such Incentive Stock Option. For the purposes of this Section, the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Administrator that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any subsidiary) to another office of the Company (or of any parent or subsidiary) or a transfer between the Company and any parent or subsidiary. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any parent or subsidiary of the Company within the meaning of section 424 of the Code) because of the death of a permanent disability of such U.S. Participant or such U.S. Participant’s personal representatives or administrators, or any person or persons to whom such Incentive Stock Option is transferred by will or the applicable laws of descent and distribution, as the case may be, may exercise such Incentive Stock Option (to the extent such Incentive Stock Option was exercisable on the date of death of permanent disability, as the case may be) at any time prior to the earlier of (i) the date that is six (6) months after the date of death or permanent disability, as the case may be, or (ii) the expiration of the term of such Incentive Stock Option. For the purposes of this paragraph, “permanent disability” is defined in section 22(e) of the Code. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any parent or subsidiary of the Company within the meaning of section 424 of the Code) for cause, the right to exercise such Incentive Stock Option will terminate on the date of cessation of employment, unless otherwise determined by the Board;

(f)	an Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant;

(g)	an Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned or pledged by such U.S. Participant, except by will or by the laws of descent and distribution; and

(h)

in the event that this Plan is not approved by the shareholders of the Company within twelve (12) months before or after the date on which this Plan is adopted by the Board, any Incentive Stock Option granted under this Plan will automatically be deemed to be a Nonqualified Stock Option.

ARTICLE V
SHARE BONUS PLAN

5.1 Participants. The Board, on the recommendation of the Committee, shall have the right, subject to Section 5.2, to issue or reserve for issuance, for no cash consideration, to any Eligible Person any number of Shares as a discretionary bonus of Shares subject to such provisos and restrictions as the Board may determine.

5.2 Number of Shares. Shares reserved for issuance and issued under the Share Bonus Plan shall be subject to the limitations set out in Section 2.1. In addition to the limitations set out in Section 2.1, the aggregate maximum number of shares that may be issued pursuant to Section 5.1 will be limited to 1,000,000 Shares.

The Board, on the recommendation of the Committee, in its absolute discretion, shall have the right to reallocate any of the Shares reserved for issuance under the Share Bonus Plan for future issuance pursuant to a grant of Options and, in the event that any Shares specifically reserved under the Share Bonus Plan are reallocated to Options, the aggregate maximum number of Shares reserved under the Share Bonus Plan will be reduced to that extent. In no event will the number of Shares allocated for issuance under the Share Bonus Plan exceed 1,000,000 Shares.

5.3 Necessary Approvals. The obligation of the Company to issue and deliver any Shares pursuant to an award made under the Share Bonus Plan will be subject to all necessary approvals of any exchange or securities regulatory authority having jurisdiction over the Shares.

ARTICLE VI
ADMINISTRATION

6.1 Committee Authority. This Plan will be administered by the Committee. Subject to the general purposes, terms and conditions of this Plan, applicable securities laws and rules and policies of any exchange or quotation system upon which the Shares are listed or quoted, and to the direction of the Board, the Committee will have full discretionary power to implement and carry out this Plan including, without limitation, the authority to:

(a)	construe and interpret this Plan, any Stock Option Certificate and any other agreement or document executed pursuant to this Plan;

(b)	prescribe, amend and rescind rules and regulations relating to this Plan;

(c)	select Eligible Persons to receive Options and Shares;

(d)	determine the form and terms of Options and Stock Option Certificates, provided that they are not inconsistent with the terms of the Plan;

(e)	determine the Exercise Price of an Option;

(f)	determine the number of Shares to be covered by each Option;

(g)	determine whether Options will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, any other incentive or compensation plan of the Company;

(h)	grant waivers of Option conditions or amend or modify each Option, provided that they are not inconsistent with the terms of this Plan;

(i)	determine the vesting, exercisability and Expiry Dates of Options;

(j)	correct any defect, supply any omission, or reconcile any inconsistency in this Plan, any Option, any Stock Option Certificate or any Exercise Agreement; and

(k)	make all other determinations necessary or advisable for the administration of this Plan.

6.2 Committee Discretion. Any determination made by the Committee with respect to any Option or Share will be made in its sole discretion at the time of grant of the Option or Share. Unless in contravention of any express term of this Plan or Option, at any later time, such determination will be final and binding on the Company and on all persons having an interest in any Option under this Plan.

ARTICLE VII
RIGHTS OF OWNERSHIP

7.1 No Rights of a Shareholder. No Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are actually issued pursuant to a treasury order or other evidence issued by the Company.

7.2 Transferability. Options granted under this Plan, and any interest therein, will not be transferable or assignable by the Participant, and may not be made subject to execution, attachment or similar process, otherwise than by will or by the operation of law. During the lifetime of the Participant, an Option will be exercisable only by the Participant. The terms of the Option shall be binding upon the executors, administrators and heirs of the Participant.

ARTICLE VIII
CORPORATE TRANSACTIONS

8.1 Assumption or Replacement of Options by Successor. In the event of:

(a)

a merger whether by way of amalgamation or arrangement in which the Company is not the surviving corporation (other than a merger with a wholly-owned subsidiary, or other transaction in which there is no substantial change in the shareholders of the Company and the shareholders of the successor corporation or their relative shareholdings and the Options granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants);

(b)

a merger whether by way of amalgamation or arrangement in which the Company is the surviving corporation but after which the shareholders of the Company immediately prior to such merger (other than any shareholder which merges, or which owns or controls another corporation which merges, with the Company in such merger) cease to own their Shares or other equity interests in the Company;

(c)	the sale of substantially all of the assets of the Company, or

(d)	a formal take-over bid for not less than all the outstanding Shares,

any or all outstanding Options will expire at such time and on such conditions as the Committee will determine (including, without limitation, the Committee may, in the exercise of its sole discretion in such instances, give each Participant the right to exercise his or her Option as to all or a part of the Shares that may be acquired upon exercise of the Options, including Shares as to which the Option would not otherwise be exercisable).

8.2 Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, the Option will terminate immediately prior to the consummation of such proposed action. The Committee may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Committee and give each Participant the right to exercise his or her Option as to all or any part of the Shares that may be acquired upon exercise of the Options, including Shares as to which the Option would not otherwise be exercisable.

ARTICLE IX
GENERAL

9.1 No Obligation to Employ. Nothing in this Plan or any Option granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or limit in any way the right of the Company to terminate a Participant’s employment or other relationship at any time, with or without cause. Neither any period of notice, if any, nor any payment in lieu thereof, upon Termination shall be considered as extending the period in which an Eligible Person is providing continuous services for the purposes of the Plan.

9.2 Term of Plan. No Options shall be granted under the Plan after 10 years from the earlier of the date of adoption of the Plan by the Board or the date of shareholder approval of the Plan. However, unless otherwise expressly provided in the Plan or in an applicable Option Certificate, any Option theretofore granted may extend beyond the end of such 10-year period, and the authority of the Board provided for hereunder with respect to the administration of the Plan and any outstanding Options, and the authority of the Board to amend the Plan and any outstanding options, shall extend beyond the end of such 10-year period .

9.3 Canadian Tax Withholding. The Company may withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as it reasonably believes is necessary to enable the Company to comply with the applicable requirements of any Canadian federal, provincial, or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to options (“Withholding Obligations”). The Company may also satisfy any liability for any such Withholding Obligations, on such terms and conditions as the Company may determine in its discretion, by (a) requiring a Participant, as a condition to the exercise of any Options, to make such arrangements as the Company may require so that the Company can satisfy such Withholding Obligations including, without limitation, requiring the Participant to remit to the Company in advance, or reimburse the Company for, any such Withholding Obligations or (b) selling on the Participant’s behalf, or requiring the Participant to sell, any Shares acquired by the Participant under the Plan, or retaining any amount which would otherwise be payable to the Participant in connection with any such sale.

9.4 U.S. Tax Withholding. In order to comply with all applicable federal or state income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable U.S. federal or state payroll, withholding, income or other taxes that are the sole and absolute responsibility of a U.S. Participant are withheld or collected from such U.S. Participant. For the purposes of assisting a U.S. Participant in paying all or a portion of the U.S. federal and state taxes to be withheld or collected upon exercise of an Option, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit a U.S. Participant, subject to applicable laws, to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise of such Option having a Market Price equal to the minimum amount required under applicable law to be withheld or (b) delivering to the Company Shares (other than Shares issuable upon exercise of such Option) having a Market Price equal to the minimum amount required under applicable law to be withheld. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

9.5 Compliance with Securities Laws. No Shares or other assets shall be issued or delivered under this Plan unless and until the Company has determined that there has been full and adequate compliance with all Canadian and United States federal, provincial and state securities laws and regulations. The Board may require the Participant to make such warranties and representations as are necessary to satisfy the various securities laws.

9.6 Legends. Shares issued under the Plan shall bear such restrictive legends as the Board deems necessary or appropriate, including legends that reflect the terms of the Stock Option Certificate between the Participant and the Company.

9.7 Governing Law. This Plan and all agreements hereunder shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

9.8 Termination and Amendment of Plan. The Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate this Plan or any Option granted under this Plan:

(a)	for the purposes of making minor or technical modifications to any of the provisions of this Plan;

(b)	to correct any ambiguity, defective provisions, error or omission in the provisions of this Plan;

(c)	to change any vesting provisions of Options;

(d)	to change the termination provisions of the Options or this Plan which does not entail an extension beyond the original expiry date of the Options;

(e)	to add or change provisions relating to any form of financial assistance provided by the Company to Eligible Persons that would facilitate the purchase of securities under the Plan;

(f)	to add a cashless exercise feature to any Option or to the Plan, providing for the payment in cash or securities upon the exercise of Options;

(g)	to extend the term of any Option previously granted in accordance with the Plan;

(h)	to reduce the exercise price of any Option previously granted in accordance with the Plan; and

(i)	to reduce the allocation of Shares to the Share Bonus Plan;

provided however that:

(j)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(k)

no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing; and

(l)	the Board shall obtain shareholder approval of the following:

	(i)	any amendment to the maximum number of Shares specified in Section 2.1 in respect of which Options or Shares may be granted under the Plan (other than pursuant to Section 2.2);

	(ii)	any amendment that would reduce the exercise price of an outstanding Option granted to an insider (other than pursuant to Section 2.2);

(iii)

any amendment that would extend the term of any Option granted to an insider (within the meaning of the rules of the Toronto Stock Exchange, and any other exchange on which the Shares are listed for trading) beyond the Expiry Date;

	(iv)	any amendment which would permit Options granted under this Plan to be transferable or assignable other than for normal estate settlement purposes; and

	(v)	any amendment which would cause Section 162(m) of the Code to become unavailable with respect to the Plan; and

	(vi)	a change to this Section 9.8 of this Plan.

9.9 Powers of the Board Following Termination of the Plan. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

9.10 Notices. Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Secretary of the Company at its principal corporate offices. Any notice required to be given or delivered to a Participant shall be in writing and addressed to such Participant at the address indicated in the Stock Option Certificate or to such other address as such party may designate in writing from time to time to the Company. All notices shall be deemed to have been given or delivered upon: personal delivery; three business days after deposit in the mail by certified or registered mail (return receipt requested); one business day after deposit with any return receipt express courier (prepaid); or one business day after transmission by confirmed facsimile, rapidfax telecopier, or electronic means.

9.11 Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company.

9.12 Nonexclusivity of the Plan. Neither the adoption of this Plan by the Board nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

EXHIBIT A

NovaCopper Inc.

Stock Option Certificate

The Company hereby grants to the Participant named below the following Options to acquire common shares (“Shares”) of the Company on the terms of the Company’s Equity Incentive Plan (the “Plan”) and the terms outlined below:

Participant’s Name: Address: Total Option Shares: For U.S. Participants: of which _________________ are ISO Options Exercise Price Per Share: Date of Grant: Expiry Date: Terms of Vesting: Other:

Participant agrees that he/she may suffer tax consequences as a result of the grant of these Options, the exercise of the Options and the disposition of Shares. Participant acknowledges that he/she is not relying on the Company for any tax advice. To the extent that the Option is potentially subject to taxation under either Canada or the U.S. or both jurisdictions, the Participant acknowledges that the Participant has had adequate opportunity to obtain advice of independent tax counsel with respect to the tax treatment of the Option (including federal, state and provincial, as applicable). Furthermore, non-U.S. Participants who are granted Options that are not subject to the restrictions applicable to U.S. Participants but who subsequently become subject to U.S. federal income tax on compensatory income are encouraged to seek advice of independent tax counsel to determine the applicability of U.S. tax law to such Options.

This Stock Option Certificate is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of the Stock Option Certificate and the Plan, the terms of the Plan shall govern.

If you agree to accept the Options described above, subject to all of the terms and conditions of the Plan, please sign one copy of this letter and return it to ______________ by ______________.

NOVACOPPER INC.

By: ____________________________________
Authorized Signatory

I have received a copy of the Plan and agree to comply with, and agree that my participation is subject in all respects to, its terms and conditions.

Name of Participant

Signature of Participant

Date

EXHIBIT B

NOVACOPPER INC.

EXERCISE AGREEMENT

TO:	NovaCopper Inc.

FROM:	__________________________________________

DATE:	__________________________________________

RE:	Exercise of Stock Options

I hereby exercise my Options to purchase __________ Shares for an Exercise Price of $__________ per Share (total aggregate Exercise Price of $___________), effective today’s date, in accordance with the terms of my attached Stock Option Certificate.

I hereby:

[ ] (a) enclose a certified cheque payable to NovaCopper Inc. for the aggregate Exercise Price plus the amount of the estimated Withholding Obligation and agree that I will reimburse the Company for any amount by which the actual Withholding Obligations exceed the estimated Withholding Obligations; or

[ ] (b) advise the Company that ________________________ [Name of Brokerage Firm] (the “Broker”) will provide the Company with the Exercise Price and estimated Withholding Obligation in respect of the above Options in exchange for certificates representing such number of Shares to be issued upon due exercise of the above Options that have been sold by the Broker for my account. Upon confirmation of the number of Shares sold by the Broker, I hereby direct you to deliver the applicable share certificates to the Broker. I agree that I will reimburse the Company for any amount by which the actual Withholding Obligation exceed the estimated Withholding Obligation.

Please prepare the Shares certificates, if any, issuable in connection with this exercise in the following name(s):

___________________________________________

___________________________________________

Signature:

Print or type name:

Letter and consideration/direction
received on ___________, 20____.

By: _________________________________________

Title: _________________________________________

SCHEDULE “H”

Information Concerning the Company Post-Arrangement

The following describes the proposed business of NovaGold, post-Arrangement, and should be read together with the consolidated financial statements of the Company available on SEDAR at www.sedar.com. Except where the context otherwise requires, all of the information contained in this Schedule is made on the basis that the Arrangement has been completed as described in the Management Proxy Circular.

Unless the context otherwise requires, all references in this Schedule to the “Company”, “us”, “our”, “we”, or similar terms means NovaGold and any subsidiaries of NovaGold post-Arrangement. Certain other terms used in this Schedule are defined under “Glossary of Terms” in the Management Proxy Circular to which this Schedule is attached.

All capitalized terms not defined herein have the same meanings ascribed to them in the Management Proxy Circular.

THE COMPANY

Corporate Information

NovaGold Resources Inc. was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (1985) Limited and on March 20, 1987, the Company changed its name to NovaGold Resources Inc. The Company is in good standing under the laws of the Province of Nova Scotia. The registered office of the Company is located at Suite 1300 - 1969 Upper Water Street, Halifax, Nova Scotia, Canada, B3J 3R7. The Company’s principal office is located at Suite 2300, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

The Company has the following material, direct and indirect, wholly-owned subsidiaries: NovaGold Resources (Bermuda) Limited, NovaGold (Bermuda) Alaska Limited, NovaGold Resources Alaska, Inc. and NovaGold Canada Inc.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of the Company’s subsidiaries and related holding companies post-arrangement. All ownership is 100%. Certain immaterial subsidiaries have not been included.

Summary Description of NovaGold’s Business

NovaGold is engaged in the exploration and development of mineral properties situated principally in Alaska, USA and British Columbia, Canada. NovaGold is focused on advancing its flagship property, Donlin Gold. NovaGold has one of the largest mineral reserve/resource bases among junior and mid-tier gold exploration companies. The Company is also committed to maximizing the value of its non-core assets, including its interest in the Galore Creek copper-gold-silver project, which it is currently exploring opportunities to sell, in whole or in part. NovaGold has an established track record of expanding deposits through exploration and of forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation (“Barrick”). The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited (“Teck”). NovaGold also has other earlier-stage exploration properties. The Company’s portfolio of properties includes:

  Donlin Gold, one of the world’s largest known undeveloped gold deposits, is held by Donlin Gold LLC (formerly Donlin Creek LLC), a limited liability company that is owned 50% by NovaGold Resources Alaska, Inc. and 50% by Barrick Gold U.S. Inc. On December 5, 2011, NovaGold announced the completion of a Feasibility Study for Donlin Gold (the “Donlin Gold FS”). The Donlin Gold FS was compiled by AMEC Americas Ltd. (“AMEC”) and revises the feasibility study completed in April 2009 (“2009 Feasibility Study”) with updated mineral reserves and resources, capital costs and operating cost estimates. The Donlin Gold FS also utilizes natural gas as the primary power source for the project rather than the original diesel option. Donlin Gold is located in southwestern Alaska on private Alaskan native-owned lands and Alaska state mining claims totalling 81,361 acres (32,926 hectares). The property has estimated proven and probable mineral reserves of 505 million tonnes grading 2.09 grams per tonne gold for 33.8 million ounces of gold. This represents an approximate 16% increase from the mineral reserve estimate outlined in the 2009 Feasibility Study and is broadly comparable to the March 2010 mineral reserve and resource update released by NovaGold. The property hosts estimated measured and indicated mineral resources (inclusive of mineral reserves) of 541 million tonnes grading 2.24 grams per tonne gold for 39 million ounces of gold and inferred mineral resources of 92 million tonnes grading 2.02 grams per tonne gold for 6.0 million ounces of gold. The total capital cost estimate for Donlin Gold is US$6.7 billion, including costs related to the natural gas pipeline and a contingency of US$984 million. The project’s estimated after-tax net present value (NPV5% ) is US$547 million using the base case gold price of US$1,200 per ounce, US$4.58 billion using a gold price of US$1,700/oz and US$6.72 billion using a gold price of US$2,000/oz. The corresponding Internal Rate of Returns (“IRR”) after-tax were estimated at 6.0%, 12.3% and 15.1%, respectively. Donlin Gold, if put into production in accordance with the Donlin Gold FS, would average 1.46 million ounces of gold production in each year of its first five years of operation at an average cash cost of US$409/oz and an average of 1.13 million ounces of gold per year over its projected 27 year mine life with an average cash cost of US$585 per ounce. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The project is expected to be a conventional truck and shovel open-pit operation. The mine life is estimated to be 27 years based on a nominal processing rate of 53,500 tonnes per day. NovaGold believes that significant exploration potential remains in the Donlin Gold district, with prospects to increase mine life and/or justify future production expansions. NovaGold anticipates that Donlin Gold will commence formal project permitting will commence in the first half of 2012 following approval by the Board of Donlin Gold LLC.

  Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership (the “Galore Creek Partnership”) in which NovaGold Canada Inc. and Teck Metals Ltd. each own a 50% interest and is managed by Galore Creek Mining Corporation (“GCMC”). The 293,837 acre (118,912 hectare) property holds a large, porphyry-related copper-gold-silver deposit. The Pre-feasibility Study (“PFS”) completed in July 2011 for the Galore Creek project estimates that the project has proven and probable mineral reserves of 528 million tonnes grading 0.59% copper, 0.32 grams per tonne gold and 6.02 grams per tonne silver for estimated contained metal of 6.8 billion pounds of copper, 5.45 million ounces of gold and 102.1 million ounces of silver. In addition, the property has estimated measured and indicated mineral resources (exclusive of mineral reserves) of 286.7 million tonnes grading 0.33% copper, 0.27 grams per tonne gold and 3.64 grams per tonne silver, for estimated contained metal of 2.07 billion pounds of copper, 2.53 million ounces of gold and 33.54 million ounces of silver and estimated inferred mineral resources (exclusive of mineral reserves) of 346.6 million tonnes grading 0.42% copper, 0.24 grams per tonne gold and 4.28 grams per tonne silver, for estimated contained metal of 3.23 billion pounds of copper, 2.70 millions ounces of gold and 47.73 million ounces of silver. The PFS total capital cost estimate for the Galore Creek project is $5.2 billion dollars. The project’s estimated net present value (NPV7%), using the base case metal price assumptions set forth below, was assessed at $837 million and $137 million on a pre-tax and post-tax basis, respectively. The corresponding post-tax IRR of the project was estimated at 7.4% . Using the July 27, 2011 current price case set forth below, the pre-tax and post-tax NPV7% of the project were estimated at $4.7 billion and $2.7 billion, respectively, with a post-tax IRR estimated at 14%. Base case metal prices used in the PFS were US$2.65/lb copper, US$1,100/oz gold and US$18.50/oz silver with a foreign exchange rate of US$0.91 = Cdn$1.00. The current price case used metal prices on July 27, 2011 of US$4.44/lb copper, US$1,613/oz gold and US$40.34/oz silver with a foreign exchange rate of US$1.05 = Cdn$1.00. Mineral resources that are not mineral reserves do not have demonstrated economic viability. NovaGold announced on November 16, 2011, that it is exploring opportunities to sell all or a part of its interest in the Galore Creek Partnership.

NovaGold also holds earlier-stage exploration projects that have not advanced to the resource definition stage and the Rock Creek project which is in the closure planning stage.

Recent Developments

Completion of Offering

On February 7, 2012, the Company completed a bought deal equity offering of 35 million Company Shares at a price of US$9.50 per Company Share for net proceeds of, after deducting underwriter commission and expenses, approximately US$318.9 million (the “Offering”). The Offering was conducted by a syndicate of underwriters, led by RBC Capital Markets and J.P. Morgan Securities LLC, which syndicate included BMO Capital Markets, Dahlman Rose & Company, National Bank Financial Inc. and TD Securities (collectively, the “Underwriters”). Under the Offering, the Underwriters were granted an over-allotment option to purchase up to an additional 5,250,000 Company Shares at the same price, exercisable in whole or in part. The over-allotment option expires on March 8, 2012 and as of the date hereof, the over-allotment option remains unexercised.

Changes to Senior Management

On November 16, 2011, the Company announced that Mr. Gregory A. Lang had accepted the position of President and Chief Executive Officer of the Company effective January 9, 2012. Mr. Lang was previously the President of Barrick Gold North America, a wholly-owned subsidiary of Barrick. As the President of Barrick Gold North America, Mr. Lang had executive responsibility for Barrick’s nine operations in the United States, Canada and the Dominican Republic, including the Donlin Gold project, equally owned by wholly-owned subsidiaries of NovaGold and Barrick. See “Management – Executive Officers, Senior Management and Directors” for further information regarding Mr. Lang’s background.

Effective January 9, 2012, Mr. Rick Van Nieuwenhuyse resigned from the position of President and Chief Executive Officer of the Company and assumed the position of President and Chief Executive Officer of NovaCopper. Mr. Van Nieuwenhuyse continues to serve as a member of the Board of Directors of NovaGold and serves, and will continue to serve as senior advisor to Mr. Lang until January 2013.

Donlin Gold Project

Donlin Gold Feasibility Study. On December 5, 2011, NovaGold announced the completion of the Donlin Gold FS for Donlin Gold. The Donlin Gold FS revises the 2009 Feasibility Study with updated mineral reserves and resources, capital costs and operating cost estimates. The Donlin Gold FS also utilizes natural gas as the primary power source for the project rather than the original diesel option.

Donlin Gold is located in southwestern Alaska on private Alaskan native-owned lands and Alaska state mining claims totalling 81,361 acres (32,926 hectares). The property has estimated proven and probable mineral reserves of 505 million tonnes grading 2.09 grams per tonne gold for 33.8 million ounces of gold. This represents an approximate 16% increase from the mineral reserve estimate outlined in the 2009 Feasibility Study and is broadly comparable to the March 2010 mineral reserve and resource update released by NovaGold. The property hosts estimated measured and indicated mineral resources (inclusive of mineral reserves) of 541 million tonnes grading 2.24 grams per tonne gold for 39 million ounces of gold and inferred mineral resources of 92 million tonnes grading 2.02 grams per tonne gold for 6.0 million ounces of gold.

The total capital cost estimate for Donlin Gold is US$6.7 billion including costs related to the natural gas pipeline and a contingency of US$984 million. The project’s estimated after-tax net present value (NPV5%) is US$547 million using the base case gold price of US$1,200 per ounce, $4.58 billion using a gold price of US$1,700 per ounce and US$6.72 billion using a gold price of US$2,000 per ounce. The corresponding IRR after-tax were estimated at 6.0%, 12.3% and 15.1%, respectively. Donlin Gold, if put into production in accordance with the Donlin Gold FS, would average 1.46 million ounces of gold production in each of its first five years of operation at an average cash cost of US$409/oz and would average 1.13 million ounces of gold per year over its projected 27 year mine life with an average cash cost of US$585 per ounce.

The project is expected to be a conventional truck and shovel open-pit operation. The mine life is estimated to be 27 years based on a nominal processing rate of 53,500 tonnes per day.

NovaGold believes that significant exploration potential remains in the Donlin Gold district, with prospects to increase mine life and/or justify future production expansions.

Galore Creek Project

November 2011 Update. On November 16, 2011, NovaGold announced its interest in exploring opportunities to sell all or part of its 50% interest in the Galore Creek project.

Galore Creek Pre-feasibility Study. On July 27, 2011, NovaGold announced the results of the PFS for the Galore Creek project. Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold Canada Inc. and Teck Metals Ltd. each own a 50% interest and is managed by GCMC. The Galore Creek property comprises 293,837 acres (118,912 hectares) and hosts a large, porphyry-related copper-gold-silver deposit. The PFS estimates the Galore Creek property has proven and probable mineral reserves of 528 million tonnes grading 0.59% copper, 0.32 grams/tonne gold and 6.02 grams/tonne silver for estimated contained metal of 6.8 billion pounds of copper, 5.45 million ounces of gold and 102.1 million ounces of silver. In addition, the property has estimated measured and indicated mineral resources (exclusive of mineral reserves) of 286.7 million tonnes grading 0.33% copper, 0.27 grams/tonne gold and 3.64 grams/tonne silver for estimated contained metal of 2.07 billion pounds of copper, 2.53 million ounces of gold and 33.54 million ounces of silver, and estimated inferred mineral resources (exclusive of mineral reserves) of 346.6 million tonnes grading 0.42% copper, 0.24 grams/tonne gold and 4.28 grams/tonne silver for estimated contained metal of 3.23 billion pounds of copper, 2.70 millions ounces of gold and 47.73 million ounces of silver. The PFS total capital cost estimate for the Galore Creek project was $5.2 billion dollars. Capital costs are estimated with an accuracy range of +25% / -20% (including contingency). The project’s estimated net present value (NPV7%), using the PFS base case metal price assumptions set forth below, was assessed at $837 million and $137 million on a pre-tax and post-tax basis, respectively. The corresponding post-tax IRR of the project was estimated at 7.4% . Using the July 27, 2011 current price case set forth below, the pre-tax and post-tax NPV7% of the project were estimated at $4.7 billion and $2.7 billion, respectively, with a post-tax IRR estimated at 14%. Base case metal prices used in the PFS were US$2.65/lb copper, US$1,100/oz gold and US$18.50/oz silver with a foreign exchange rate of US$0.91 = Cdn$1.00. The current metal prices used were closing prices on July 27, 2011 of US$4.44/lb copper, US$1,613/oz gold and US$40.34/oz silver with foreign exchange rate of US$1.05 = Cdn$1.00. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mining of the Galore Creek deposit is planned as a conventional truck-shovel open-pit mining operation with a nominal 95,000 tonne-per-day throughput. Life of mine throughput average is approximately 84,000 tonnes per day due to the milling circuit constraining throughput as harder rock is encountered deeper in the open pits. The current 528 million tonne mineral reserve estimate is expected to support a mine life of approximately 18 years. NovaGold believes there is potential to extend the mine life with additional infill drilling and exploration. Using a conventional grinding and flotation circuit, the project would produce a high-quality copper concentrate with significant gold and silver credits.

June 2011 Update. On June 23, 2011, NovaGold announced the approval by the Galore Creek Partnership of a $30.5 million budget to carry out further work at the Galore Creek project during the remainder of 2011. Planned work includes infill drilling to convert inferred mineral resources to measured and indicated categories, geotechnical drilling on the tunnel alignment and geotechnical drilling to confirm open pit slopes in areas targeted for conversion of inferred mineral resources. In June 2011, Teck completed its funding requirements of $373.3 million to earn its 50% interest in the Galore Creek project. From the date of completion of Teck’s earn-in, NovaGold and Teck are equally funding further Galore Creek expenditures.

Copper Canyon Acquisition

On May 20, 2011, NovaGold completed the acquisition of Copper Canyon Resources Ltd. (“Copper Canyon”) a junior exploration company whose principal asset was its 40% joint venture interest in the Copper Canyon copper-gold-silver property that is adjacent to the Galore Creek project. A wholly-owned subsidiary of NovaGold holds the remaining 60% joint venture interest in the Copper Canyon property which it has agreed to transfer to the Galore Creek Partnership. Under the acquisition arrangement, NovaGold acquired all of the issued and outstanding common shares of Copper Canyon which it did not already hold. As a result, Copper Canyon is now a wholly-owned subsidiary of NovaGold. NovaGold issued a total of 4,171,303 common shares under the arrangement, representing approximately 1.7% of the number of NovaGold common shares then outstanding and paid cash of $2,557,000. Under the arrangement, Copper Canyon transferred to a new company, Omineca Mining and Metals Ltd. (“Omineca”), substantially all of its assets other than certain cash and its 40% interest in the Copper Canyon property. NovaGold holds and exercises control over an aggregate of 1,725,858 common shares of Omineca, representing approximately 10.8% of Omineca’s outstanding common shares. The Omineca shares are being held by NovaGold as a portfolio investment.

Rock Creek

The Company has initiated closure activities at the Rock Creek project with anticipated costs of approximately US$25 - $30 million. These costs are expected to be incurred over two years starting in late 2011, with the majority of the costs incurred in 2012.

Properties

The following description summarizes selected information about the Company’s Donlin Gold and Galore Creek projects. Please refer to the Company’s Annual Information Form for the fiscal year ended November 30, 2011, and the various NI 43-101 compliant reports referenced below for a further description of these properties, including their location, accessibility, climate, local resources, infrastructure, physiography, geological setting, mineralization, past drilling programs and history.

Donlin Gold Project, Alaska

Donlin Gold is an advanced-stage gold project held by Donlin Gold LLC, a limited liability company that is owned 50% by the Company’s wholly-owned subsidiary, NovaGold Resources Alaska, Inc. and 50% by Barrick’s wholly-owned subsidiary, Barrick.

Certain scientific and technical information regarding Donlin Gold incorporated by reference in this Management Proxy Circular is based on the technical report titled “Donlin Creek Gold Project Alaska, USA, NI 43-101 Technical Report on Second Updated Feasibility Study” dated effective date of November 18, 2011, as amended January 20, 2012 (the “Donlin Gold FS”) prepared by Tony Lipiec, P.Eng., Gordon Seibel R.M. SME, and Kirk Hanson P.E., and, all of whom are Qualified Persons as defined in NI 43-101. The Donlin Gold FS has been filed with the securities regulatory authorities in each province of Canada and with the SEC. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. References should be made to the full text of the Donlin Gold FS which is available for review on SEDAR located at www.sedar.com and on EDGAR at www.sec.gov.

Project Location

Donlin Gold is situated approximately 450 kilometers west of Anchorage and 250 kilometers northeast of Bethel up the Kuskokwim River. The Donlin Gold deposits lie in the central Kuskokwim basin of southwestern Alaska.

Mineral Reserve and Resource Estimates

The Donlin Gold FS estimates Proven and Probable Mineral Reserves for the Donlin Gold project shown in the table below.

Donlin Gold Mineral Reserve Estimate

Class	Tonnes (kt)	Gold (g/t)	Contained Gold (kozs)
Proven	7,683	2.32	573
Probable	497,128	2.08	33,276
Total	504,811	2.09	33,849

Notes

(1)

Mineral Reserves are contained within Measured and Indicated pit designs, and supported by a mine plan, featuring variable throughput rates, stockpiling and cut-off optimization. The pit designs and mine plan were optimized on diluted grades using the following economic and technical parameters: Metal price for gold of US$975/oz; reference mining cost of US$1.67/t incremented US$0.0031/t/m with depth from the 220 m elevation (equates to an average mining cost of US$2.14/t), variable processing cost based on the formula 2.1874 x (S%) + 10.65 for each US$/t processed; general and administrative cost of US$2.27/t processed; stockpile rehandle costs of US$0.19/t processed assuming that 45% of mill feed is rehandled; variable recoveries by rocktype, ranging from 86.66% in shale to 94.17% in intrusive rocks in the Akivik domain; refining and freight charges of US$1.78/oz gold; royalty considerations of 4.5%; and variable pit slope angles, ranging from 23º to 43º.See “Cautionary Note to United States Investors”.

(2)

Mineral Reserves are reported using an optimized net sales return value based on the following equation: net sales return = Au grade * Recovery * (US$975 – (1.78 + (US$975 – 1.78) * 0.045)) – (10.65 + 2.1874 * (S%) + 2.27 + 0.19) and reported in US$/tonne.

(3)	The life of mine strip ratio is 5.48. The assumed life-of-mine throughput rate is 53.5 kt/d.
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(5)

Mineral reserves are reported on a 100% basis. NovaGold and Barrick each own 50% of the Donlin Gold project. Tonnage and grade measurements are in metric units. Contained gold ounces are reported as troy ounces. See “Cautionary Note to United States Investors”.

Mineral Reserves have been estimated using a long-term gold price assumption of US$975/oz. Mineral resources are based on a Whittle™ pit optimized for all Measured, Indicated, and Inferred blocks assuming a gold selling price of US$1,200/oz and are inclusive of reserves.

Donlin Gold Measured and Indicated Resource (Inclusive of Reserves)
and Inferred Mineral Resource Estimate

Resource Category	Tonnes (kt)	Gold (g/t)	Contained Gold (kozs)
Measured	7,731	2.52	626
Indicated	533,607	2.24	38,380
Measured + Indicated	541,337	2.24	39,007
Inferred	92,216	2.02	5,993

Notes

(1)	Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. See “Cautionary Note to United States Investors”.
(2)

Mineral Resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the following assumptions: gold price of US$1,200/oz; variable process cost based on 2.1874 * (sulphur grade) + 10.65; administration cost of US$2.29/t; refining, freight & marketing (selling costs) of US$1.85/oz recovered; stockpile rehandle costs of US$0.20/t processed assuming that 45% of mill feed is rehandled; variable royalty rate, based on royalty of 4.5% * (Au price – selling cost).

(3)

Mineral Resources have been estimated using a constant net sales return cut-off of US$0.001/t milled. The net sales return cut-off was calculated using the formula: NSR = Au grade * Recovery * (US$1,200 – (1.85 + (US$1,200 – 1.85) * 0.045)) – (10.65 + 2.1874 * (S%) + 2.29 + 0.20) and reported in US$/tonne.

(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(5)	Tonnage and grade measurements are in metric units. Contained gold ounces are reported as troy ounces. See “Cautionary Note to United States Investors”.

Donlin Gold – Exploration Potential

The Donlin Gold project retains significant exploration potential. The mineral reserves are based on measured and indicated mineral resources. The inferred mineral resource containing an estimated 6.0 million ounces of gold within the resource pit shell is treated as waste but is available for conversion to a higher confidence category during mining and represents upside potential to the project economics.

There is also moderate-to-high potential for the known gold zones to extend outside the pit shell. Many of these targets are close to the pit floor in areas that could be mined without significantly increasing the strip ratio or enlarging the pit footprint. Good potential exists for discovery of significant deposits outside the current mine footprint. Several drilled prospects and other exploration targets along the 6-km trend north of the resource area remain under-explored. The future impact on the Donlin project of these exploration targets depends on the location, geological complexity and capital cost. One of the larger exploration targets, named Dome, may support a stand-alone operation.

Donlin Gold – Mining and Production

The Project is expected to be a conventional truck-and-shovel open-pit operation. The mine life is estimated to be 27 years based on a nominal processing rate of 53,500 tonnes per day.

Donlin Gold Mine Production Estimates

Parameter	Units	Mine
Total ore milled	mt	504.8
Strip Ratio	waste:ore	5.5:1.0
Average gold grade	g/t	2.1
Estimated LOM gold recovery	%	89.8
Total recovered gold	Mozs	30.4
Average annual gold production	Mozs	1.1

Donlin Gold – Plant and Infrastructure

The infrastructure for the Project includes four main development sites in remote locations: the Jungjuk port site, the mine and plant site area, the permanent camp, and the airstrip. The plant site and fuel tank farm will be on a ridge above the proposed tailings storage facility. The layout of the plant site was designed to take maximum advantage of the natural topography. The layout also provides for efficient movement of equipment and material products around the site..

Donlin Gold – Natural Gas Pipeline

Natural gas will be delivered to site by a 500-kilometer long 12-inch diameter pipeline. It will serve as the energy source for on-site power generation. This natural gas pipeline is a lower-cost alternative to the previously considered barging of diesel fuel. Operating costs include importing liquefied natural gas (“LNG”) by ship to Anchorage and total delivery costs to site which includes ship based regasification of the LNG and delivery from Anchorage to the Donlin Gold project via the pipeline. There may be an opportunity in the future to source natural gas from within Alaska.

Donlin Gold – Metallurgy and Processing

The ore from the Donlin Gold deposit will be crushed and then milled using semi-autogenous grinding (“SAG”) and two-stage ball mills. The gold-bearing sulphides will be recovered by flotation to produce a concentrate representing 15.2% of the mass with an average gold grade of 12.7 g/t. The concentrate is refractory and will be treated in an autoclave prior to cyanidation. Overall gold recovery from flotation, pressure oxidation and Carbon-in-Leach is estimated at 89.8% . Excess acid from the autoclave circuit will be neutralized with flotation tailings and slaked lime. Tailings from the process will be impounded in the tailings storage facility, which will have zero-discharge during operations with water reclaimed for re-use in the process plant.

Donlin Gold – Financial Analysis

The total capital cost estimate for Donlin Gold is US$6.7 billion including costs related to the natural gas pipeline and a contingency of US$984 million. The project’s estimated after-tax net present value (NPV5%) is US$547 million using the base case gold price of US$1,200 per ounce, $4.58 billion using a gold price of US$1,700 per ounce and US$6.72 billion using a gold price of US$2,000 per ounce. The corresponding IRR after-tax were estimated at 6.0%, 12.3% and 15.1% respectively. Donlin Gold, if put into production in accordance with the Donlin Gold FS, would average 1.36 million ounces of gold production in each of its first five years of operations at an average cash cost of US$409/oz and would average 1.13 million ounces of gold per year over its projected 27 year mine life with an average cash cost of US$585 per ounce.

Donlin Gold – Operating Cost Estimates

The mine operating cost estimates incorporate costs for operating and maintenance labour, staff, and supplies for each year. Operating costs were prepared based on conditions prevailing in second quarter 2011. Pre-production costs have been capitalized and included in the capital cost estimate. A portion of mine operating costs related to waste stripping will be deferred and, therefore, are excluded from the calculation of cash costs in accordance with industry standards.

Operating Cost Estimates in U.S. Dollars

	$/Tonne Milled	$/Tonne Mined
Mining Cost	16.24	2.52
Process Cost	15.47	2.40
G&A, Community, Refining & Land	6.42	0.99
Total Operating Cost	38.13	5.91

Donlin Gold - Capital Cost Estimate

The total estimated cost to design and build the Donlin Gold project is estimated at US$6.7 billion, including an Owner-provided mining fleet and Owner performed pre-development. The Donlin Gold FS capital cost estimate was developed in accordance with Association for the Advancement of Cost Engineering (AACE) Class 3 requirements, consisting of semi-detailed unit costs and assembly line items. The level of accuracy for the estimate is -15% / +30% of estimated final costs, per AACE Class 3 definition.

The contingency provided in the capital cost estimate is significant at US$984 million representing 25% of direct costs. The contingency was selected to provide an 85% probability of the capital cost being at or below the provided estimate. This is an increase in confidence limit from the 2009 Feasibility Study which utilized a 50% probability factor. The anticipated timeline for mine construction is four years with the capital investment peaking in the third year of the construction schedule. This estimate includes all costs, including Owner’s costs and permitting, from January 1, 2012.

Capital Cost Estimates in U.S. Dollars

Area	$ million
Mining	345
Site preparation/roads	236
Process facilities	1,326
Tailings	120
Utilities (including natural gas pipeline)	1,302
Ancillary buildings	304
Off-site facilities	243
Total Direct Costs	3,876
Owners’ cost	414
Indirects	1,405
Contingency	984
Total Indirect & Contingency	2,803
Total Project Cost	6,679

(1) Exchange rate of C$1.10:US$ 1.00.

Donlin Gold – Sustaining Capital

Sustaining capital requirements total US$1.5 billion over the life of mine. Significant areas include US$649 million to replace and supplement mobile mining and support equipment and US$631 million for periodic tailings storage facility capacity expansions.

Donlin Gold – Mining Lease, Surface Use and Royalties

The Donlin Gold deposit is located on Calista Corporation (“Calista”) mineral lands and the project operates under a mining lease with Calista. Calista is one of 13 regional Alaska Native corporations established as part of the Alaska Native Claims Settlement Act (“ANCSA”) of 1971 and under ANCSA has title to the subsurface estate in the region. The mining lease agreement provides Calista with payments, royalties and economic development rights.

ANCSA established the Kuskokwim Corporation (“TKC”) which is the owner of the surface rights estate for most of the project lands. Donlin Gold operates under a surface use agreement with TKC. Donlin Gold is negotiating a restructuring of the TKC agreement to, among other things, add additional land and extend the term, which currently expires in June 2015 unless certain lease conditions are met. The surface use agreement provides TKC with payments for lands used and protection of subsistence activities.

Other lands required for offsite infrastructure, such as required for the Jungjuk port site, road to the port site and gas pipeline are categorized as Native, State of Alaska conveyed, or Bureau of Land Management (“BLM”) lands. Rights-of-way will be required from the State and BLM for the road and pipeline alignments where they cross state and federal lands, respectively.

Donlin Gold – Environmental Assessment, Permitting and Closure/Reclamation

Since the beginning of NovaGold’s work at Donlin Gold, baseline environmental studies have occurred. At the same time, a comprehensive program of coordinating with the Federal and State permitting agencies as well as meeting with village representatives has been conducted. This work has allowed Donlin Gold to anticipate and plan for many of the potential issues that could arise in the permitting process. Overall, the proposed project has been designed to address these issues and minimize environmental impacts from construction through closure. In October 2011, a Memorandum of Understanding (“MOU”) was signed with the U.S Army Corps of Engineers, which will be the lead agency for compliance with the National Environmental Policy Act (“NEPA”). This MOU provides the framework for preparation of the environmental impact statement (“EIS”). NovaGold believes that the EIS and permitting processes for the Donlin Gold Project can be completed over a three-to-four-year period.

Both Barrick and NovaGold have considerable experience in permitting projects within Alaska and throughout the United States, and, it is proposed, Donlin Gold will draw on their experience in order to efficiently manage the permitting process. The permitting of the proposed mine, natural gas pipeline, and port facilities will be fully integrated. Donlin Gold will continue to focus on community and stakeholder relations as it advances through the permitting process toward a construction decision on the project.

Reclamation plans for the project include land reclamation, construction of the water treatment plant, long-term monitoring; and an associated facility and access maintenance. All associated reclamation costs are included in the financial analysis.

Donlin Gold – Feasibility Project Management and Contributions

The Donlin Gold FS was compiled by AMEC. The independent Technical Report and resource/reserve estimates, have been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 of the Canadian Securities Administrators. Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME., Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for preparation of the independent technical report, and have verified that the data from their technical report is fairly and accurately disclosed herein.

Galore Creek Project, British Columbia

Galore Creek – Technical Reports

Except for the information under the headings “Galore Creek – Current Activities” or as otherwise stated, the scientific and technical information in this Management Proxy Circular regarding the Galore Creek project is based on the technical report titled “Galore Creek Copper-Gold Project NI 43-101 Technical Report on Pre-Feasibility Study, British Columbia – Canada” dated September 12, 2011 (the “PFS”) prepared by Robert Gill, P.Eng., Jay Melnyk, P.Eng., Greg Wortman, P.Eng., Greg Kulla, P.Geo., and Dana Rogers, P.E., all of whom are Qualified Persons as defined in NI 43-101. The PFS has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the PFS which is available for review on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All scientific and technical information regarding Copper Canyon has been prepared by, or under the supervision of Erin Workman, a qualified person.

Galore Creek – Overview

On August 1, 2007, the Company formed the Galore Creek Partnership with Teck giving each of NovaGold and Teck a 50% interest in the Galore Creek project. Teck was the sole funding partner until June 22, 2011 when it completed its $373.3 million earn-in obligation. The activities of the Galore Creek Partnership are being conducted by GCMC, an independent entity controlled equally by NovaGold and Teck.

On February 11, 2009, NovaGold and Teck agreed to amend certain provisions of the Partnership Agreement relating to the Galore Creek project. The agreement confirms that NovaGold and Teck each continue to hold a 50% interest in the Galore Creek Partnership. Under the amended agreement, Teck agreed to fund 100% of Galore Creek costs until the total amount contributed by Teck after November 1, 2008, together with approximately $15.8 million previously contributed by Teck on optimization studies, equalled $60.0 million. Teck would have a casting vote on the Galore Creek Partnership’s Management Committee with respect to the timing and nature of expenses to be solely funded by it. Following Teck’s $60.0 million contribution, all further costs at Galore Creek will be funded by Teck and NovaGold in accordance with their respective Galore Creek Partnership interests and there will no longer be any casting vote for either party. The new funding arrangements replace the funding arrangements agreed by Teck and NovaGold in November 2007. In June 2011, Teck completed its funding requirements of $373.3 million to earn its 50% interest in the Galore Creek project.

The PFS estimates that the Galore Creek property has proven and probable mineral reserves of 528 million tonnes grading 0.59% copper, 0.32 grams/tonne gold and 6.02 grams/tonne silver for estimated contained metal of 6.8 billion pounds of copper, 5.45 million ounces of gold and 102.1 million ounces of silver. In addition, the property has estimated measured and indicated mineral resources (exclusive of mineral reserves) of 286.7 million tonnes grading 0.33% copper, 0.27 grams/tonne gold and 3.64 grams/tonne silver for estimated contained metal of 2.07 billion pounds of copper, 2.53 million ounces of gold and 33.54 million ounces of silver, and estimated inferred mineral resources (exclusive of mineral reserves) of 346.6 million tonnes grading 0.42% copper, 0.24 grams/tonne gold and 4.28 grams/tonne silver for estimated contained metal of 3.23 billion pounds of copper, 2.70 millions ounces of gold and 47.73 million ounces of silver. The PFS estimates production of 5.95 billion pounds of copper, 3.85 million ounces of gold and 56.1 million ounces of silver over an approximate 18 year mine life with cash costs net of credits averaging $0.79 per pound copper at base case prices. The total capital cost estimate for the Galore Creek project came in at $5.2 billion dollars. Capital costs are estimated with an accuracy range of +25% / -20% (including contingency). Closure costs of $88.7 million have been included in the life of mine capital costs. The project’s estimated net present value (NPV7%), using the PFS base case metal price assumptions set forth below, was assessed at $837 million and $137 million on a pre-tax and post-tax basis, respectively. The corresponding post-tax IRR of the project was estimated at 7.4% . Using the July 27, 2011 current price case set forth below, the pre-tax and post-tax NPV7% of the project were estimated at $4.7 billion and $2.7 billion, respectively, with a post-tax IRR estimated at 14%. Base case metal prices used in the PFS were US$2.65/lb copper, US$1,100/oz gold and US$18.50/oz silver with a foreign exchange rate of US$0.91 = Cdn$1.00. The current metal prices used were closing prices on July 27, 2011 of US$4.44/lb copper, US$1,613/oz gold and US$40.34/oz silver with a foreign exchange rate of US$1.05 = Cdn$1.00. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mining of the Galore Creek deposit is planned as a conventional truck-shovel open-pit mining operation with a nominal 95,000 tonne-per-day throughput. Life of mine throughput average is estimated to be approximately 84,000 tonnes per day due to the milling circuit constraining throughput as harder rocks are encountered deeper in the open pits. The current 528 million tonne mineral reserve estimate is expected to support a mine life of approximately 18 years. NovaGold believes there is potential to extend the mine life with additional infill drilling and exploration. Using a conventional grinding and flotation circuit, the mine would produce a high-quality copper concentrate with significant gold and silver credits.

On November 16, 2011, subsequent to the date of the PFS, NovaGold announced that it is exploring opportunities to sell all or a part of its interest in the Galore Creek Partnership.

Galore Creek – Property Description and Location

The Galore Creek property is a large copper-gold-silver project located in northwestern British Columbia. The main Galore Creek property, which consists of the Southwest, Central, Junction and West Fork deposits, contains most of the project’s known resources. The project consists of 264 mineral claims, totalling 118,911.88 ha, held in the name of GCMC. Under an option agreement (the “Galore Creek Option Agreement”) originally with subsidiaries of Rio Tinto plc and Anglo American plc, the then shareholders of Stikine Copper Limited, the owner of the core mineral claims at the Galore Creek project, NovaGold could acquire 100% of such company. On June 1, 2007, the Company completed the exercise of its option pursuant to the Galore Creek Option Agreement to purchase 100% of Stikine Copper Limited by paying the final US$12.5 million of a US$20.3 million purchase. NovaGold’s financial earn-in requirements under the Galore Creek Option Agreement were satisfied and all of Stikine Copper’s assets were purchased by NovaGold and have been transferred to the Galore Creek Partnership.

On February 13, 2006, the Company announced that it had entered into a comprehensive agreement with the Tahltan Nation for their participation in, and support of, the development of the Galore Creek project. Financial contributions will be made by GCMC to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts of mine development. During mine operations, Trust Fund payments are guaranteed to be no less than $1.0 million annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of $1.0 million or a 0.5% to 1.0% NSR royalty each year. The agreement will remain in effect throughout the life of the Galore Creek project and will be binding on any future operator of the mine.

See also “The Company – Recent Developments – Copper Canyon Acquisition” above.

Galore Creek – Mineral Tenure

On May 23, 2007, NovaGold and Teck announced a 50/50 partnership to develop the Galore Creek property. On August 1, 2007 the Galore Creek Partnership was established to develop the Galore Creek mine and created GCMC, a jointly controlled operating company. In October 2007, all Galore Creek claims held by NovaGold Canada Inc. were transferred to GCMC. The project consists of 264 mineral claims, totalling 118,911.88 ha, held in the name of GCMC. Included in this total are the five Grace claims that were acquired by GCMC from Barrick as the successor company to Pioneer Metals Corporation on December 3, 2007. At the adjoining Copper Canyon property, a wholly owned subsidiary of NovaGold, holds 12 claims totalling 11,344 hectares (28,032 acres).

See also “The Company – Recent Developments – Copper Canyon Acquisition” above.

Galore Creek – Accessibility and Climate

The Galore Creek project is located approximately 70 km west of the Bob Quinn airstrip on Highway 37 and 150 km northeast of the port of Stewart, and 370 km northwest of the town of Smithers, British Columbia, Canada. The town of Smithers, is the nearest major supply centre and has an airport with regularly scheduled flights to and from Vancouver, BC. The project is located in the Stikine area, the nearest point on the Stikine River to the project is the mouth of the Anuk River, about 16 km west of the camp. Most personnel, supplies, and equipment are staged from the Bob Quinn airstrip, on the Stewart-Cassiar Highway (Highway 37) and transported via helicopter to the Galore Creek camp. Bob Quinn is serviced by contract flights from Smithers and Terrace, each of which has daily flights from Vancouver. Flight time from Vancouver to Smithers/Terrace is about 90 minutes, then an additional 45 minutes to Bob Quinn. The helicopter flight from Bob Quinn to the Galore Creek camp is about 30 minutes.

Galore Creek is located in the humid continental climate zone of coastal British Columbia and is characterized by cold winters and short, cool, summers. Within the Galore Creek Valley, mean monthly temperatures range from -8.2ºC during the winter to 12.4ºC during the summer, with January and July typically being the coolest and warmest months, respectively. In the Upper West More Valley area, monthly average temperatures range from -8.9ºC in the winter to 7.9ºC in the summer. Precipitation begins to fall as snow in early October and continues until the end of May. A basinal average precipitation for the whole Galore Creek Valley watershed was estimated to be in the order of 3,000 mm. June and July tend to receive the least amount of precipitation on an annual basis (typically 40 to 60 mm of rain per month).

The project lies within a regional structure known as the Stikine Arch. Medium to steep slopes characterize the local terrain in the central and northern parts of the Galore Creek property. The surrounding topography is mountainous. The elevation of the tree line is variable, but alpine vegetation predominates above 1,100 m. The forests below consist of Balsam fir, Sitka spruce and cedar. Alpine tundra is present at higher elevations.

The project is currently isolated from power and other public infrastructure and is currently not accessible by road. Because of glaciers covering the surrounding mountain passes, a large cross-section tunnel is needed to provide long-term vehicular access into the Galore Creek valley and for mobilization of individual component pieces of large mining equipment needed for mining the ore body using open pit methods. The time and cost for driving a tunnel in new and unexplored underground terrain is subject to many unknowns which could change the outcome significantly. The same surface constraints that preclude building a road into the site (i.e. severe topography, snowpack, glaciers and weather) also limit the amount of borehole information, geologic mapping and other site specific data that can be obtained so that subsurface conditions can be better understood before tunnelling begins. Construction of the tunnel will most likely fall on the critical path for development of the mine and thus represents a significant cost and schedule risk for development of the Galore Creek property.

Within the ground holdings of GCMC, there is sufficient area to allow construction of all required project infrastructure. Except for the access corridor which is covered by the special use permit, all other infrastructure, including the processing plant and tailings area in West More and for the Filter Plant Area near Km 8 are located within GCMC’s mineral claims. GCMC intends to file for mining leases to secure the surface rights for these areas, which are held by the Crown. GCMC considers it a reasonable expectation that surface rights usages will be granted to the project. Ample water supply is available from surface and subsurface sources.

Galore Creek – Geological Setting

The main Galore Creek deposits lie in Stikinia, an accreted terrain composed of tectonically juxtaposed Mesozoic volcano-stratigraphic successions. The eastern boundary of the Coast Plutonic Complex lies about 7 km west of the claim block. A suite of multiphase syenite intrusions cuts a section of flysch-basin sedimentary strata and alkaline volcanic rocks of the middle to upper Triassic Stuhini Group. The intrusive suite, centered in the West Fork area, forms a north-northeast-trending belt 5 km long and 2 km wide and contains stocks, dikes and extensive sills. The presence of numerous sub-volcanic syenite sills indicates that the intrusions formed at a structurally high level. The spatial and temporal association of the chemically similar intrusive and extrusive igneous rocks indicates that the Galore Creek area is probably an eroded volcanic center. The Galore Creek intrusions commonly follow two orientations, one northwest and the other northeast. Post-intrusion and post-ore faulting follows these same orientations. Regionally, the Stuhini section shows broad open folding. The mineralized section is less deformed, so it is unclear whether the deformation occurred prior to, during, or subsequent to mineralization.

Galore Creek – Alteration and Mineralization

Mineralization at Galore Creek occurs primarily in altered Triassic alkalic lavas, volcano-sedimentary strata and, to a lesser degree, in alkalic intrusions. Twelve copper-gold-silver mineralized zones have been identified on the property. Alteration mineral assemblages at Galore Creek are somewhat unique due to the near total lack of quartz in the volcanic and intrusive host rocks. In general, the center of the district shows potassic alteration, including potassium-feldspar, biotite and magnetite, with local concentrations of garnet. Copper-sulfides are most closely associated with secondary biotite and magnetite. A propylitic assemblage, including epidote, chlorite and pyrite occurs outboard of the potassic assemblage.

Most of the mineralized zones contain evenly disseminated copper-sulfide with little apparent control by stockwork or larger scale veining. The sulfide assemblage generally includes chalcopyrite, bornite and pyrite. Uncertainty exists whether the pyrite is auriferous, but strong magnetite commonly occurs within gold-enriched zones. Higher gold values occur at the northern and southern ends of the Central deposit. These higher gold values generally occur along with elevated concentrations of bornite. Locally, as in the West Fork area, massive magnetite-bornite-chalcopyrite mineralization contains bonanza grades (>20% copper with significant precious metal values).

Galore Creek – Metallurgy

The sulfide minerals at Galore Creek are predominately gold- and silver-bearing chalcopyrite, bornite and pyrite. A primary grind of 80% passing 150 microns provides sufficient rougher flotation liberation to separate the copper minerals from the pyrite and gangue. At this grind, the majority of the gold is either free or associated with the copper sulfides. The proposed treatment process uses conventional flotation to produce a precious-metal-bearing copper concentrate.

Galore Creek – Sampling and Assaying

Prior to 1964, drill core was halved and then split in 10 ft (3 m) lengths. Samples were despatched to the now closed Coast Eldridge laboratory in Vancouver for copper analysis. Gold analysis was completed on some intervals. In 1964, a small assay laboratory was constructed on site and during the first season of operation, processed 3,747 samples. Half of the split core was crushed on site to ¼ inch (6.3 mm) then a 0.75 lb (340 g) split was separated using a Jones splitter.

During the 1970s, the onsite laboratory at Galore Creek was still in use. Half core samples were crushed to ½ inch (12.7 mm) and split to obtain a 0.75 lb (340 g) sample. This was further crushed in a cone crusher then placed in Kraft paper bags and shipped by air in locked metal boxes to either the Kennco Exploration Laboratory in North Vancouver or Chemex Laboratory, also in North Vancouver, for assay. Kennco Exploration Laboratory was used during 1972–1973, whereas the Chemex laboratory was used in 1974.

During the 1990 Mingold program, half of the split core was crushed on site at the Galore Creek Laboratory to ¼ inch (6.35 mm) and a 300–325 g split was taken and shipped to the former Mineral Environments Laboratories (Min-en Laboratories) in Smithers, BC for further processing and assaying.

All drill core from the 2003 through 2010 programs, except intervals of overburden and till material, were sampled. Sample intervals were determined by the geological relationships observed in the core and limited to a 3 m maximum length and 1 m minimum length. An attempt was made to terminate sample intervals at lithological and mineralization boundaries. Sampling was generally continuous from the top to the bottom of the drill hole. When the hole was in unmineralized rock, the sample length was generally 3 m, whereas in mineralized units, the sample length was shortened to 2 m. All the drill core samples were split using a rock saw. One half of the core was returned to its original box (5 ft or 1.5 m long wooden box) for long-term storage. The remaining half was sealed in a polyethylene bag for direct shipment to the ALS Chemex laboratory in Vancouver, BC for analysis.

In addition to the core, control samples were inserted into the shipments at the approximate rate of one standard, one blank and one duplicate per 20 core samples:

  Standards: 10 standards were used at Galore Creek. The core cutter inserted a sachet of the appropriate standard, as well as the sample tag, into the sample bag;

  Blanks: were composed of an unmineralized landscape aggregate. The core cutter inserted about 150 grams of blank, as well as the sample tag, into the sample bag;

  Duplicates: the assay laboratory split the sample and ran both splits. The core cutter inserted a sample tag into an empty sample bag.

All assay analysis for the 2003 through 2007 programs was carried out by ALS Chemex Labs of Vancouver, BC. Samples were logged into a tracking system on arrival at ALS Chemex, and weighed. Samples were then crushed, dried, and a 250 g split pulverized to greater than 85% passing 75 microns. Gold assays were determined using fire analysis followed by an AAS finish. The lower detection limit was 0.005 ppm Au; the upper limit was 1,000 ppm Au. An additional 34-element suite was assayed by ICP_AES methodology, following nitric acid aqua regia digestion. The copper analyses were completed by atomic absorption (AA), following a triple acid digest.

Galore Creek – Project History, Drilling and Exploration

Drilling History

Approximately 255,601 m has been drilled in 1,078 core holes on the project since 1961. The drilling between 1961 and 1976 was for early-stage, exploration-focused programs and for initial resource estimates. From 1990, drilling was designed primarily to support Mineral Resource estimation, and define deposit limits. In 2006, a minor amount of prospect and exploration drilling occurred. Drilling at the Grace Claims has either been for exploration or condemnation purposes; to date, no mineralization of significance has been outlined in drilling on the claims. Below is a summary of the drill history of the project:

Program by Company and Year	Number of Holes	Drilled Metres
Kennco 1961	5	363
Kennco 1962	40	4,697
Kennco 1963	49	11,261
Stikine 1963	2	470
Kennco 1964	54	11,117
Stikine 1964	1	245
Kennco 1965	8	1,525
Stikine 1965	80	17,174
Stikine 1966	30	7,482
Stikine 1972	50	10,416
Stikine 1973	61	14,689
Silver Standard Mines 1974	4	430
Stikine 1976	25	5,317
Stikine 1990	20	1,925
Trophy Gold 1990	4	829
Kennecott 1991	49	13,820
SpectrumGold 2003	10	2,950
NovaGold 2004
exploration	70	22,311
geotechnical	17	488
well monitoring	4	50
NovaGold 2005
exploration	211	60,590
geotechnical	37	1,628
well monitoring	10	242
NovaGold 2006
exploration	59	34,322

Program by Company and Year	Number of Holes	Drilled Metres
geotechnical	58	2,856
condemnation	2	495
NovaGold 2007
exploration	36	12,517
geotechnical	25	2,258
Barrick 2007	13	5,207
GCMC 2008
exploration	9	2,050
geotechnical	14	1,345
GCMC 2010
exploration	9	2,803
geotechnical	12	1,729
Total	1,078	255,601

Most of this work has focused on the Central Zone, with lesser amounts of work on eleven other target areas. Some zones have received only reconnaissance drilling. During the 1970s, drilling was principally confined to the Central Zone but nine holes were also drilled on the North Junction Zone. Average core recovery in the Central Zone was between 75 and 85% with the poorest recovery at depths between 60 and 90 meters where abundant open sheet fractures were encountered. At depths below 90 meters core recovery approached 100%. In the North Junction Zone recovery averaged around 60% due to shattered and sheared sections encountered both near surface and at intervals throughout the holes. In 1989-1990, Mingold, an Anglo American subsidiary, drilled holes on the Southwest Zone (eight holes, 1,026 meters), the North Rim showing (six holes, 546 meters), the Saddle Zone (two holes, 226 meters) and two reconnaissance holes. The 1991 drill program was mainly directed at areas peripheral to the Central Zone as well as exploration holes located in the Southwest, Butte, North Rim and Dry Creek Zones. Only six holes were drilled within the Central Zone itself.

The first drill program directed by NovaGold began in September of 2003, and consisted of eight core holes targeting four broad areas of the deposit: the North Gold Zone, South Gold Zone, Central Replacement Zone and Southwest Zone. Drilling was focused on understanding the zonation and gold variability of the deposit. This program was responsible for the discovery of new mineralization, known as the Bountiful Zone, found at depth below the South Gold Lens.

2006 Program

The 2006 drill program focused primarily on further definition of the deep Bountiful mineralization discovered in 2003, further resource definition along the western margin of the Central deposit and completion of condemnation drilling on the Grace claims in the planned tailings disposal site. The program drilled in excess of 36,200 meters in 67 drill holes and encountered significant new mineralization in the Bountiful Zone, in the high-wall of the Central deposit and down dip in the West Fork deposit. Additional geotechnical drilling in support of mine development was also completed.

Wide-spaced drilling in the Bountiful Zone defined a sub-horizontal zone occurring at roughly 300 meters depth and extending nearly 1,000 meters in the north-south direction and 700 meters in the east-west direction. Drilling indicates that typical widths in the Bountiful Zone are greater than 200 meters on average and up to 500 meters in a few exceptional intervals. Drilling at depth in the high-wall of the Central Zone extended mineralization from the North Gold lens approximately 250 meters to the west. Additional drilling in the Dendritic Creek area about 750 meters south of the North Gold lens shows limited mineralization to the west and likely the limited loss of some previously inferred mineralization. Drilling down dip along the north-dipping West Fork deposit continued to expand mineralization to depth and toward the Bountiful and Southwest deposits.

2007 Program

The 2007 drilling program for Galore Creek completed 15,000 meters of follow-up and exploration drilling. Targets concentrated on optimization of the mine schedule by targeting shallow moderate-grade resources that could displace low-grade stockpile material in years seven to nine of operations. Additional exploration focused on scoping potentially high-grade underground scenarios that could heighten the value of the project.

Drilling was carried out at three primary locations: Copper Canyon, the Grace Claims and the Lower Butte Zone. Drilling at the Lower Butte Zone suggests potential for resource additions. At the Copper Canyon deposit, drilling focused on testing up-slope historical soil anomalies, testing higher-grade targets discovered in 2006 and expanding on depth and lateral extensions of the current resource. As a result of the drilling at Copper Canyon, NovaGold has earned a 60% interest in the neighboring project. Significant additional drilling was completed to test the geotechnical characteristics of planned pit slopes, waste and tailings storage and water diversion facilities.

2008 Program

The 2008 diamond drilling program at Galore Creek was carried out between June 25, 2008 and September 17, 2008. The program consisted of nine diamond drill holes totalling 2,050 meters. The main objectives of the program were to obtain important acid base accounting (“ABA”) data in the Central, Southwest, North Junction and Junction pits, to confirm legacy grades in the Junction pit, and to collect metallurgical data in the Central pit for engineering design. Seven drill holes totalling 1,297 meters targeted gaps in the ABA model, specifically along the pit boundaries of the Central (South Gold Lens), Southwest and North Junction pits and within the core of the Junction pit. Two drill holes totalling 752 meters were drilled for the purpose of collecting metallurgical data in the chalcopyrite-rich Central Replacement Zone and the chalcopyrite-bornite-rich North Gold Lens.

2009 Program

There was no exploration program during 2009.

2010 Program

There were 9 drill holes, totaling 2,803 metres drilled into the Central Zone during 2010 for resource infill and metallurgical testing purposes.

The Galore Creek project is host to seven under-explored copper-gold prospects, five defined Mineral Resource areas, and numerous showings and conceptual target areas.

Galore Creek – Mineral Resource Estimates

The measured and indicated mineral resource for the Galore Creek project (exclusive of mineral reserves) is estimated to total 286.7 million tonnes grading 0.33% copper, 0.27 g/t gold and 3.64 g/t silver for a total estimated metal content of 2,070 million pounds of copper, 2.53 million ounces of gold and 33.54 million ounces of silver at an NSR cut-off grade of $10.08/t.

The updated inferred mineral resource (exclusive of mineral reserves), excluding NovaGold’s 100% interest in the Copper Canyon project, is estimated to total 346.6 million tonnes grading 0.42% copper, 0.24 g/t gold and 4.28 g/t silver for a total estimated metal content of 3,230 million pounds of copper, 2.7 million ounces of gold and 47.7 million ounces of silver at an NSR cut-off grade of $10.08/t.

Galore Creek Mineral Resource Table, Effective Date July 11, 2011, G. Kulla, P.Geo.

	Tonnage	Cu	Au	Ag	Contained	Contained	Contained
	(Million	Grade	Grade	Grade	Cu (Billion	Au (Million	Ag (Million
Category	tonnes)	(%)	(g/t)	(g/t)	pounds)	ounces)	ounces)
Measured	39.5	0.25	0.39	2.58	0.22	0.50	3.27
Indicated	247.2	0.34	0.26	3.81	1.85	2.04	30.26
Total Measured and Indicated	286.7	0.33	0.27	3.64	2.07	2.53	33.54
Inferred	346.6	0.42	0.24	4.28	3.23	2.70	47.73

Notes to Accompany Mineral Resources Table

1.	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. See “Cautionary Note to United States Investors”.
2.

Mineral Resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the same economic and technical parameters as used for Mineral Reserves. Tonnages are assigned based on proportion of the block below topography. The overburden/bedrock boundary has been assigned on a whole block basis.

3.

Mineral resources have been estimated using a constant NSR cut-off of $10.08/t milled. The Net Smelter Return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Diluted Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using silver using the economic and technical parameters used for mineral reserves. Mineral resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the same economic and technical parameters as used for Mineral Reserves.

4.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
5.

Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper pounds as imperial pounds. See “Cautionary Note to United States Investors”.

Galore Creek – Mineral Reserve Estimate

The proven and probable reserve estimate for the Galore Creek project totals 528.0 million tonnes grading 0.59% copper, 0.32 g/t gold and 6.02 g/t silver for a total estimated metal content of 6.8 billion pounds of copper, 5.45 million ounces of gold and 102.1 million ounces of silver at an NSR cut-off of $10.08/t.

Mineral Reserve Statement, Effective Date July 11, 2011

	Tonnes	Diluted Grade			Contained
	(Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (Billion pounds)	Au (Million ounces)	Ag (Million ounces)
Proven	69.0	0.61	0.52	4.94	0.9	1.15	11.0
Probable	459.1	0.58	0.29	6.18	5.9	4.30	91.2
Proven and Probable	528.0	0.59	0.32	6.02	6.8	5.45	102.1

Notes to Accompany Mineral Reserves Table

1.

Mineral Reserves are contained within Measured and Indicated pit designs, and supported by a mine plan, featuring variable throughput rates, stockpiling and cut-off optimization. The pit designs and mine plan were optimized on diluted grades using the following economic and technical parameters: Metal prices for copper, gold and silver of US$2.50/lb, US$1,050/oz, and US$16.85/oz, respectively. Mining and ore based costs (process, G&A and mine general) of $1.60/t mined and $10.08/t milled respectively; an exchange rate of US$0.91 to Cdn$1.00; variable recovery versus head grade relationships for both oxidized and non- oxidized material; appropriate smelting, refining and transportation costs; and inter ramp pit slope angles varying from 42º to 55º. See “Cautionary Note to United States Investors”.

2.

Mineral Reserves are reported using a ‘cash flow grade’ ($NSR/SAG mill hr) cut-off which was varied from year to year in the scheduling process to optimize NPV. The cash flow grade is a function of the NSR ($/t) and SAG mill throughput (t/hr). The net smelter return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using the economic and technical parameters mentioned above. SAG throughputs were modeled by correlation with alteration types.

3.	The life of mine strip ratio is 2.16.
4.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
5.

Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper pounds as imperial pounds. See “Cautionary Note to United States Investors”.

Galore Creek – Construction

On June 5, 2007, NovaGold announced that it had received the necessary Federal and Provincial authorizations and permits to allow NovaGold’s Board of Directors to approve the start of construction at Galore Creek. Board approval for construction activities was contingent on receiving full Provincial and Federal authorization for the project. Federal authorization was posted to the Canadian Environmental Assessment Registry on June 4, 2007.

On July 31, 2007, the Provincial Government announced the issuance of a Mines Act permit for the Galore Creek project for construction of the access tunnel. An interim permit issued on July 4, 2007 authorized limited blasting to prepare and stabilize the rock face of the tunnel, as well as preparatory work for the sediment ponds. Receipt of the new permit authorized completion of the access road and tunnel and allowed for the start of earthworks in the Galore Creek Valley.

Galore Creek – Construction Suspension

On November 26, 2007, the Company announced that NovaGold and Teck had reached the decision to suspend construction activities at the Galore Creek project. A review and completion of the first season of construction indicated substantially higher capital costs and a longer construction schedule for the project. This, combined with reduced operating margins as a result of the stronger Canadian dollar, would make the project, as conceived and permitted, uneconomic at then consensus long-term metal prices. NovaGold and Teck continue to view the property as a substantial resource and are working to identify an alternative development strategy that may allow for the resumption of construction.

Prior to the suspension of construction, substantial work was completed at Galore Creek, including clearing 80% of the 135-kilometer road right-of-way, completing 66 kilometers of pioneer road, installing a number of key bridges and initiating work on the road access tunnel into the Galore Creek Valley. During the construction suspension and optimization period, the partners have maintained and intend to continue to maintain the existing infrastructure.

While permits granted for the original project design remain in place, the alternative project design will require new or additional permits before construction can resume.

Galore Creek – Environmental Assessment and Permitting

The Galore Creek Project received its Environmental Assessment (“EA”) approval in February 2007. The project’s first permits were obtained in May 2007, and in June 2007, GCMC received final Federal approval.

The new project design and configuration is different from the design that was permitted under the original EA Certificate and that received Federal approval. Some of the most significant changes are:

  Better understanding of geochemistry, resulting in a different approach to waste rock and tailings management;

  Simplified waste and water management strategy in the Galore Creek Valley plant site and tailings relocated outside of the Galore Creek Valley, in a new previously unaffected watershed (West More);

  Deletion of 30 km section of access road down the Sphaler Valley to Porcupine and the Scott Simpson Valley, significantly reducing potential environmental impacts and geohazards;

  Deletion of the airstrip that was to be constructed in the Porcupine Valley; and

  Addition of new loadout facilities at the Port of Stewart.

While the new configuration is considered an improvement, with reduced overall environmental impacts, it is anticipated that a new EA process will be requested by the regulators. This will involve parallel and harmonized reviews by both the BC Environmental Assessment Office (BCEAO) and the Canadian Environmental Assessment Agency (“CEAA”). A comprehensive study report will be required through CEAA. It is anticipated that the entire EA review process will require two full years from submission of a project description to issuance of a new EA Certificate (by the BC government) and a decision by the federal Minister of Environment.

The existing Special Use Permit (SUP) for construction of the access road remains valid as long as there are no proposed changes to the SUP, thereby permitting GCMC to continue to build the access road. While there will eventually be changes to the SUP to accommodate the new mine design configuration, that relevant portion of the access road can be excluded from a new EA as long as any SUP mitigation plan measures (e.g., fish compensation and PAG rock management plans) are implemented. Changes to the current SUP will ultimately be required around the new tailings storage facility, plus a branch to the south portal of the tunnel to the Galore Creek Valley. An amendment to make these changes will be applied for once the EA process has been completed.

Existing permits associated with the existing construction camps, including water use and waste discharge, will continue to be maintained. All other project permits will have to be applied for following completion of the EA process, although the time-critical permits, such as those needed for starting the tunnelling can be prepared concurrent with the EA such that there should be little lag time following EA certification before tunnelling could begin.

Galore Creek – Current Activities

The PFS identified opportunities to extend the mine life, improve the production profile, and potentially reduce the capital requirements of the Galore Creek base case scenario. Further work has subsequently been completed to move forward with an enhanced project plan for the project description required for permitting and to support a feasibility decision (the “Enhanced Plan”). The Enhanced Plan includes an assessment of an increased production profile and potential extension of the mine life as well as a possible reduction of initial capital cost. The Enhanced Plan will provide the basis for the Company and Teck to consider proceeding to a feasibility study and permitting.

NovaGold announced on November 16, 2011, that it is exploring opportunities to sell all or a part of its interest in the Galore Creek Partnership.

RISK FACTORS

The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results.

NovaGold has no history of commercially producing precious or base metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious or base metals.

None of NovaGold’s mineral properties are in production, NovaGold has no history of commercially producing precious or base metals from its current portfolio of mineral exploration properties, and the Company has no ongoing mining operations or revenue from mining operations. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. None of the Company’s properties are currently under construction. The future development of any properties found to be economically feasible will require obtaining permits and financing and the construction and operation of mines, processing plants and related infrastructure, including road access. As a result, NovaGold is subject to all of the risks associated with establishing new mining operations and business enterprises, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;
  the availability and cost of skilled labor and mining equipment;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;
  the availability of funds to finance construction and development activities;
  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and
  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties, with additional challenges related thereto, including road access, water and power supply and other support infrastructure. Cost estimates may increase significantly as more detailed engineering work and studies are completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce precious or base metals at any of its properties.

In addition, there is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of ore. If further mineralization is discovered there is also no assurance that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Actual capital costs, operating costs, production and economic returns may differ significantly from those NovaGold has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. Escalation of costs was a significant factor in the decisions to suspend construction at Galore Creek in 2007 and commissioning at Rock Creek. On December 5, 2011, the Company announced total capital cost estimates for the Donlin Gold project of approximately US$6.7 billion including costs related to the natural gas pipeline. The previous capital cost estimate for the project released in April 2009 was US$4.5 billion and did not include a natural gas pipeline.

None of the Company’s mineral properties have an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
  anticipated recovery rates of gold, copper and other metals from the ore;
  cash operating costs of comparable facilities and equipment; and
  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by NovaGold’s current studies and estimates, and there can be no assurance that the Company’s actual operating costs will not be higher than currently anticipated.

The figures for NovaGold’s resources and reserves are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this Management Proxy Circular and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  reserve, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced commercial production at any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. There can be no assurances that actual results will meet the estimates contained in studies. As well, further studies are required.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserve or mineral resource estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Company cannot provide assurance that mineralization can be mined or processed profitably.

The resource and reserve estimates contained in this Management Proxy Circular have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on NovaGold’s results of operations or financial condition.

The Company has established the presence of proven and probable reserves only at its Donlin Gold and Galore Creek properties. There can be no assurance that any resource estimates for the Company’s mineral projects will ultimately be reclassified as mineral reserves. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves at the Company’s other properties. The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth and could impact future cash flows, earnings, results of operation and financial condition.

NovaGold’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.

NovaGold has limited financial resources. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities.

There can be no assurance that the Company will commence production at any of its mineral properties or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.

NovaGold will require external financing or may need to enter into a strategic alliance or sell property interests to develop its mineral properties.

The Company will need external financing to develop and construct the Donlin Gold project and, if applicable, the Galore Creek project, and to fund the exploration and development of the Company’s other mineral properties. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. In addition, the Company may enter into a strategic alliance, decide to sell certain property interests, and may utilize one or a combination of all these alternatives. There can be no assurance that the financing alternative chosen by the Company will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition. In addition, the Company may have to postpone further exploration or development of, or sell, one or more of its properties.

NovaGold is dependent on third parties that participate in or are responsible for exploration and development on its properties.

NovaGold’s success may be dependent on the efforts and expertise of third parties with whom the Company has contracted. Most of the properties in which NovaGold holds interests are subject to third party contracts. With respect to each of Donlin Gold and Galore Creek, the Company holds a 50% interest and the remaining 50% interest is held by a third party that is not under NovaGold’s control or direction. The Company is dependent on such third parties for accurate information relating to its mining properties and related assets and the progress and development of such properties and assets. A third party may also be in default of its agreement with NovaGold, without the Company’s knowledge, which may put the property and related assets at risk. Third parties may also have different priorities which could impact the timing of development of Donlin Gold and Galore Creek.

NovaGold is exposed to credit, liquidity, interest rate and currency risk.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s HST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage. Accounts payable, accrued liabilities and coupon interest on the convertible notes are due within one year from the balance sheet date.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the bridge loan, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at November 30, 2011, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. Based on the Company’s net exposures as at November 30, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $6.5 million in the Company’s net earnings before tax.

General economic conditions may adversely affect the Company’s growth, future profitability and ability to finance.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A worsening or slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and ability to finance. Specifically:

  the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;
  the volatility of metal prices would impact the Company’s revenues, profits, losses and cash flow;
  negative economic pressures could adversely impact demand for the Company’s production;
  construction related costs could increase and adversely affect the economics of any of the Company’s projects;
  volatile energy, commodity and consumables prices and currency exchange rates would impact the Company’s production costs; and
  the devaluation and volatility of global stock markets would impact the valuation of the Company’s equity and other securities.

Significant uncertainty exists related to inferred mineral resources.

There is a risk that inferred mineral resources referred to in this Management Proxy Circular cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty relating to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute measured and indicated resources as a result of continued exploration. See “Cautionary Note to United States Investors”.

Lack of infrastructure could delay or prevent NovaGold from developing advanced projects.

Completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water, transportation, access and facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced projects. There can be no assurance that adequate infrastructure, including road access, will be built, that it will be built in a timely manner or that the cost of such infrastructure will be reasonable or that it will sufficiently satisfy the requirements of the advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

  the development of the Company’s projects will be commenced or completed on a timely basis, if at all;
  the resulting operations will achieve the anticipated production volume; or
  the construction costs and ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

Access to Donlin Gold and Galore Creek is limited and there is no infrastructure in the respective areas.

Furthermore, at Galore Creek, a minimum 13.6 km long, 9.5 m diameter tunnel is needed for vehicular access into the Galore Creek valley. Tunnels are high risk undertakings and in the case of Galore Creek, tunnelling risks are further exacerbated by deep cover and restricted access for gathering necessary geotechnical data. Cost and schedule estimates may increase significantly as more detailed engineering work and geotechnical studies are completed.

Mining is inherently dangerous and subject to conditions or events beyond NovaGold’s control, which could have a material adverse effect on NovaGold’s business.

Mining involves various types of risks and hazards, including:

  environmental hazards;
  industrial accidents;
  metallurgical and other processing problems;
  unusual or unexpected rock formations;
  structural cave-ins or slides;
  flooding;
  fires;
  power outages;
  labour disruptions;
  explosions;
  landslides and avalanches;
  mechanical equipment and facility performance problems;
  availability of materials and equipment;
  metals losses; and
  periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury or death, including to employees; environmental damage; delays in mining; increased production costs; asset write downs; monetary losses; and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse impact on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Exploration, construction and production activities may be limited and delayed by inclement weather and shortened exploration, construction and development seasons.

NovaGold requires various permits to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that NovaGold has obtained, could have a material adverse impact on NovaGold.

The Company’s current and anticipated future operations, including further exploration and development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits that the Company requires for the construction of mining facilities and to conduct mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could affect the permitting timeline of the various projects. Other factors that could affect the permitting timeline include (i) the number of other large-scale projects currently in a more advanced stage of development which could slow down the review process and (ii) significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all the projects.

Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the financial condition of NovaGold.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold, copper and other metals and minerals produced from the Company’s mineral properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

  global or regional consumption patterns;
  expectations with respect to the rate of inflation;
  the relative strength of the U.S. dollar and certain other currencies;
  interest rates;
  global or regional political or economic conditions, including interest rates and currency values;
  supply and demand for jewellery and industrial products containing metals; and
  sales by central banks and other holders, speculators and producers of metals in response to any of the above factors.

The Company cannot predict the effect of these factors on metal prices. A decrease in the market price of gold, copper and other metals could affect the Company’s ability to finance the development of the Donlin Gold and Galore Creek projects and the exploration and development of the Company’s other mineral properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the market price of gold, copper and other metals will remain at current levels or that such prices will improve. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased production from mines developed or expanded as a result of current metal price levels. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, that a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in Canada and the United Stated are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of tailings and other wastes generated by the Company’s operations;
  management of natural resources;
  exploration and development of mines, production and post-closure reclamation;
  exports;
  price controls;
  taxation and mining royalties;
  regulations concerning business dealings with native groups;
  management of tailing and other waste generated by operations;
  labor standards and occupational health and safety, including mine safety; and
  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the exploration and development of the Company’s properties.

NovaGold’s activities are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

All of the Company’s exploration, potential development and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

Environmental hazards may exist on the Company’s properties that are unknown to the Company at the present time, and that have been caused by previous owners or operators or that may have occurred naturally. The Company may be liable for remediating such damage.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

NovaGold has ongoing reclamation on some of its mineral properties and may be required to fund additional work that could have a material adverse effect on its financial position.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

  treat ground and surface water to drinking water standards;
  control dispersion of potentially deleterious effluents; and
  reasonably re-establish pre-disturbance land forms and vegetation.

The Company’s Rock Creek and Galore Creek projects and its lands and properties around the Nome area have been subject to either historical mining operations or exploration activities by prior owners. AGC carried out mining operations for many years in the Nome area before NovaGold acquired the company. On acquisition, the Company set up a provision for reclamation work and the Company has been actively remediating the property against prior activities. The Company has also been carrying out certain remediation against previous exploration activities at its Galore Creek property. Financial resources spent on reclamation might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase the Company’s obligations to perform reclamation and mine closing activities. There can be no assurance that the Company will not be required to fund additional reclamation work at these sites that could have a material adverse effect on the Company’s financial position.

Title and other rights to NovaGold’s mineral properties cannot be guaranteed, are subject to agreements with other parties and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. The Company may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditure relating to the property.

In addition, the ability of the Company to continue to explore and develop the property may be subject to agreements with other third parties including agreements with native corporations and first nations groups, for instance, the Company’s subsurface and surface rights at the Donlin Gold property are subject to a lease from Calista and TKC, two Native Alaskan corporations.

There is uncertainty related to unsettled aboriginal rights and title in British Columbia and this may adversely impact NovaGold’s operations and profit.

Native land claims in British Columbia remain the subject of active debate and litigation. The Galore Creek project lies within the traditional territory of the Tahltan Nation and the Tahltan – like the majority of British Columbia’s First Nations – have not concluded a comprehensive treaty or land claims settlement regarding their traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the project.

NovaGold has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and the Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The Company incurred losses attributable to shareholders of $153.2 million for the year ended November 30, 2011.

The development of the Company’s properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of additional properties, some of which are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

NovaGold may be subject to legal proceedings.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

An event of default under the Company’s unsecured senior convertible notes (the “Notes”) may significantly reduce NovaGold’s liquidity and adversely affect NovaGold’s business.

Under the base indenture and supplemental indenture governing the Notes, NovaGold made various covenants to the trustee on behalf of the holders of the Notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Notes. The indenture is available for review on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

If there is an event of default under the Notes, the principal amount of the Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, NovaGold could lose its properties and NovaGold’s shareholders could lose their entire investment.

The Company’s majority shareholder has significant influence on the Company and may also effect the market price and liquidity of the Securities.

Electrum Strategic Resources LLC (“Electrum”) is the single major shareholder of the Company, controlling approximately 19% of the outstanding voting securities and warrants exercisable for 32,737,278 Company common shares which, if exercised would increase its holdings a further 9% if no other shares were issued. Electrum also has certain rights to participate in any future equity offerings by the Company. Accordingly, Electrum will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company’s assets and other significant corporate actions. Unless full participation of all shareholders takes place in such shareholder meetings, Electrum may be able to approve such matters itself. The concentration of ownership of the shares by Electrum may: (i) delay or deter a change of control of the Company; (ii) deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company; and (iii) affect the market price and liquidity of the shares. Additionally, while Electrum had agreed to vote its common shares at the 2012 annual general meeting of the Company in favor of management’s nominees to the Company’s Board of Directors or to abstain from voting on such matter, in subsequent years, Electrum will have significant influence in determining the members of the Board of Directors. Without the consent of Electrum, the Company could be prevented from entering into transactions that are otherwise beneficial to the Company. The interests of Electrum may differ from or be adverse to the interests of the Company’s other shareholders. The effect of these rights and Electrum’s influence may impact the price that investors are willing to pay for securities. If Electrum sells a substantial number of shares in the public market, the market price of the shares could fall. The perception among the public that these net sales will occur could also contribute to a decline in the market price of the shares.

Recent high metal prices have encouraged mining exploration, development and construction activity, which has increased demand for and cost of contract mining services and equipment.

Recent increases in metal prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or both. Increased costs were a significant factor in the decisions to suspend commissioning at Rock Creek and construction at Galore Creek in 2007 and there can be no assurance that increased costs may not adversely affect the Company’s development of its properties in the future.

Increased competition could adversely affect NovaGold’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, it will not be able to grow at the rate it desires, or at all.

NovaGold may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage NovaGold’s growth effectively could have a material adverse effect on the Company’s business and financial condition.

The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests and the advancement of the Donlin Gold and Galore Creek projects, as well as its other properties and projects in addition to the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

NovaGold does not currently intend to use forward sales arrangements to protect against low commodity prices, therefore, NovaGold’s operating results are exposed to the impact of any significant drop in commodity prices.

The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, NovaGold’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Company is producing, the Company would realize reduced revenues. While it is not the Company’s current intention to enter into forward sales arrangements, the Company is not restricted from entering into forward sales arrangements at a future date.

There can be no assurance that NovaGold will successfully acquire additional mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, the Company may need to write-off part or all of its investment in existing exploration stage properties, and may need to acquire additional properties. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

NovaGold’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;
  determine metal content and metallurgical recovery processes to extract metal from the ore; and
  construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

NovaGold may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on NovaGold.

The Company may make selected acquisitions in the future, with a focus on late-stage development projects. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

  identifying acquisitions that fit NovaGold’s business strategy;
  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;
  negotiating acceptable terms with the seller of the business or property to be acquired; and
  obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

  assimilating the operations of an acquired business or property in a timely and efficient manner;
  maintaining the Company’s financial and strategic focus while integrating the acquired business or property;
  achieving identified and anticipated operating and financial synergies;
  unanticipated costs;
  diversion of management attention from existing business;
  potential loss of key employees or key employees of any business acquired;
  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;
  decline in the value of acquired properties, companies or securities;
  implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and
  to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve a cash consideration. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on NovaGold. There can be no assurance that any future acquisitions will be successfully integrated into NovaGold’s existing operations and such acquisition may result in a material adverse effect on the financial condition of the Company.

In addition, the Company anticipates that as it brings its mineral properties into production and as the Company acquires additional mineral rights, the Company will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management and technical personnel and to increase demands on its operating and financial systems. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Unknown liabilities in connection with acquisitions.

As part of the Company’s acquisitions, the Company has assumed liabilities and risks. While the Company conducted due diligence, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

Some of the directors have conflicts of interest as a result of their involvement with other natural resource companies.

Certain of the directors of the Company also serve as directors, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities. To the extent that such other companies may participate in ventures in which the Company may participate in, or in ventures which the Company may seek to participate in, the directors may have a conflict of interest. In all cases where the directors have an interest in other companies, such other companies may also compete with the Company for the acquisition of mineral property investments. Such conflicts of the directors may result in a material and adverse effect on the Company’s profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

Global climate change is an international concern, and could impact the Company’s ability to conduct future operations.

Global climate change is an international issue and receives an enormous amount of publicity. The Company would expect that the imposition of international treaties or U.S. or Canadian federal, state, provincial or local laws or regulations pertaining to mandatory reductions in energy consumption or emissions of greenhouse gasses could affect the feasibility of mining projects and increase operating costs.

Adverse publicity from non-governmental organizations could have a material adverse effect on the Company.

There is an increasing level of public concern relating to the effect of mining production on its surroundings, communities and environment. Non-governmental organizations (“NGOs”), some of which oppose resource development, are often vocal critics of the mining industry. While the Company seeks to operate in a socially responsible manner, adverse publicity generated by such NGOs related to extractive industries, or the Company’s operations specifically, could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. At November 30, 2009, November 30, 2010, and again at November 30, 2011, management concluded that the Company’s internal control over financial reporting was effective. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure control and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 on an ongoing basis.

If we complete the disposition of our Galore Creek project, we may lose our status as a foreign private issuer under U.S. federal securities laws, resulting in additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we complete the disposition of all or part of our 50% interest in the Galore Creek project, we may lose our status as a foreign private issuer. If we lose our status as a foreign private issuer the aforementioned regulations would apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements following a loss of our foreign private issuer status. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future. See “The Company – Recent Developments – Galore Creek Project”.

Increased Regulatory Compliance Costs Relating to Dodd-Frank

In July 2010, the “Dodd-Frank Wall Street Reform and Consumer Protection Act” (“Dodd-Frank Act”) was enacted, representing an overhaul of the framework for regulation of U.S. financial markets. The Dodd-Frank Act calls for various regulatory agencies, including the SEC and the Commodities Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act, and the Company anticipates that these new regulations will provide additional clarity regarding the extent of the impact of this legislation on the Company. If the Company’s efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against the Company and its business may be harmed. Dodd-Frank also requires companies in the mining industry to disclose in their periodic reports filed with the SEC substantial additional information about safety issues relating to their mining operations. This heightened scrutiny could generate negative publicity for the mining industry, increase the cost of compliance with mining regulations or result in the passage of new laws and regulations, any of which could negatively affect the Company’s business results. NovaGold may also need to incur additional costs and invest additional resources, including management’s time, in order to comply with the new regulations and anticipated additional reporting and disclosure obligations. While the Company is not able to assess the full impact of the Dodd-Frank Act until all the implementing regulations have been adopted, based on the information available to the Company at this time, the Company does not believe provisions of the regulations implementing the Dodd-Frank Act will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

NovaGold may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse tax consequences for investors in the United States.

Acquiring, holding or disposing of NovaGold’s securities may have tax consequences under the laws of Canada and the United States that are not disclosed in this Management Proxy Circular. In particular, potential investors that are U.S. taxpayers should be aware that the Company may be considered a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If the Company is or becomes a PFIC, any gain recognized on the sale of Equity Securities and/or rights to acquire Equity Securities and any excess distributions paid on the Equity Securities and/or rights to acquire Equity Securities must be ratably allocated to each day in a U.S. taxpayer’s holding period for the Equity Securities and/or rights to acquire Equity Securities and any excess distributions paid on the Equity Securities and/or rights to acquire Equity Securities must be ratably allocated to each day in a U.S. taxpayer’s holding period for the Equity Securities and/or rights to acquire Equity Securities. The amounts allocated to the taxable year of disposition and to years before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate applicable to ordinary income in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the common shares are marketable stock. A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such common shares.

This risk factor is qualified in its entirety by the discussion set forth under the heading, “Certain Material U.S. Federal Income Tax Consequences.”

Investors should consult their own tax advisors as to the tax consequences of an investment in NovaGold.

NovaGold is a Canadian company and U.S. investors may have difficulty bringing actions and enforcing judgments under U.S. securities laws.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against NovaGold, its directors, its executive officers and some of the experts named in this Management Proxy Circular based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

Future sales or issuances of equity securities could decrease the value of any existing equity securities and warrants, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company has a large number of authorized but unissued equity securities. The Company cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the equity securities and warrants. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the equity securities and warrants. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share.

The Company’s common shares are subject to various factors that have historically made share prices volatile.

The market price of the Company’s common shares may increase or decrease in response to a number of events and factors, including: the Company’s operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to press releases, material change reports, other public announcements and filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of shares to be publicly traded after any equity offering; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and the factors listed under the heading “Cautionary Statement Regarding Forward-Looking Information”.

The market price of the common shares may be affected by many other variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Company’s common shares and the attractiveness of alternative investments.

The board of directors may issue, without shareholder approval, preferred shares that have rights and preferences potentially superior to those of the common shares. Such an issuance may delay or prevent a change of control.

While there are no preferred shares currently outstanding, the Company’s articles allow the issuance of preferred shares in one or more series. Subject to the TSX, AMEX and any applicable regulatory approvals, the board of directors may set the rights and preferences of any series of preferred shares in its sole discretion without shareholder approval. The rights and preferences of those preferred shares may be superior to those of the common shares. Accordingly, the issuance of preferred shares may adversely affect the rights of holders of common shares and could have the effect of delaying or preventing a change of control, which may deprive the Company’s shareholders of a control premium that might otherwise have been realized in connection with an acquisition of the Company.

The Company does not intend to pay any cash dividends in the foreseeable future.

The Company has not declared or paid any dividends on its common shares. It intends to retain future earnings, if any, to finance the growth and development of the business and does not intend to pay cash dividends on the common shares in the foreseeable future. Any return on an investment in the common shares will come from the appreciation, if any, in the value of the common shares. The payment of future cash dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividend Policy”.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of 1,000,000,000 common shares without par value and 10,000,000 preferred shares, issuable in series. As at February 27, 2012, the Company had 278,035,356 common shares and no preferred shares issued and outstanding.

Electrum Strategic Resources LLC (“Electrum”) acquired its interest in the Company pursuant to a Unit Purchase Agreement dated as of December 31, 2008 between the Company and Electrum (the “Unit Purchase Agreement”). Pursuant to the terms and conditions of the Unit Purchase Agreement, Electrum has been given the right until January 21, 2013, subject to certain exceptions and so long as Electrum owns not less than 15,000,000 of the issued and outstanding common shares of the Company, to participate on a pro rata basis (determined on a fully diluted basis, assuming full exercise of any warrants held by Electrum or its affiliates) in any offering of equity securities of the Company, including any securities which are exercisable, exchangeable or convertible into equity securities (the “Participation Right”). The Board of Directors of the Company have determined that the Participation Right shall apply in respect of any offering of equity securities of NovaCopper, including any securities which are exercisable, exchangeable or convertible into equity securities of NovaCopper.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. See “Dividend Policy”.

Provisions as to the modification, amendment or variation of the rights attached to the common shares are contained in the Company’s articles of association and the Companies Act (Nova Scotia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 75% of the votes cast) and in certain cases approval by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights, in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.

Preferred Shares

The Company’s preferred shares may be issued from time to time in one or more series, the number of shares, designation, rights and restrictions of which will be determined by the Board of Directors of the Company. The preferred shares rank ahead of the common shares with respect to the payment of dividends and the payment of capital. There are no preferred shares outstanding at the date of this Management Proxy Circular.

DIVIDEND POLICY

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s Board of Directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

CONSOLIDATED CAPITALIZATION

Other than the issuance of shares pursuant to the exercise of stock options, inducement shares, performance share units and warrants, there have been no material changes in the capital structure of the Company since November 30, 2011.

PRIOR SALES

NovaGold issued the following securities during the 12-month period prior to the date hereof:

Prior Sales

Company Shares

	Number of Company	Price per Company
Date of Issuance	Shares Issued	Share (CDN$)	Reason for Issuance
February 18, 2011	3,893	8.86	SAR Exercise

	Number of Company	Price per Company
Date of Issuance	Shares Issued	Share (CDN$)	Reason for Issuance
February 24, 2011	390	6.40	SAR Exercise
March 7, 2011	7,342	8.86	SAR Exercise
March 7, 2011	3,760	8.86	SAR Exercise
March 9, 2011	574	2.45	SAR Exercise
March 11, 2011	45,000	6.60	SAR Exercise
March 11, 2011	10,000	5.25	SAR Exercise
March 18, 2011	414	6.40	SAR Exercise
March 28, 2011	3,110	8.86	SAR Exercise
March 28, 2011	5,380	2.45	SAR Exercise
March 31, 2011	2,825	8.86	SAR Exercise
April 1, 2011	1,427	8.86	SAR Exercise
April 4, 2011	1,484	8.86	SAR Exercise
April 4, 2011	1,191	8.86	SAR Exercise
April 5, 2011	900	8.86	SAR Exercise
April 5, 2011	887	8.86	SAR Exercise
April 8, 2011	810	6.40	SAR Exercise
April 8, 2011	2,705	2.45	SAR Exercise
April 19, 2011	363	2.45	SAR Exercise
April 21, 2011	2,393	6.40	SAR Exercise
April 21, 2011	163	6.40	SAR Exercise
April 27, 2011	828	6.40	SAR Exercise
April 28, 2011	200,000	1.48	Warrant Exercise
May 9, 2011	7,796	2.45	SAR Exercise
May 16, 2011	248	8.86	SAR Exercise
May 20, 2011	4,171,303	10.15	Consideration for Acquisition
May 26, 2011	250,000	1.48	Warrant Exercise
May 26, 2011	1,873	8.86	SAR Exercise
June 8, 2011	272	2.45	SAR Exercise
June 30, 2011	883	2.45	SAR Exercise
June 30, 2011	335,000	1.48	Warrant Exercise
July 5, 2011	2,329	5.25	SAR Exercise
July 5, 2011	434	6.40	SAR Exercise
July 11, 2011	7,517	2.45	SAR Exercise
July 21, 2011	378	2.45	SAR Exercise
July 26, 2011	371	2.45	SAR Exercise
August 2, 2011	9,427	5.25	SAR Exercise
August 4, 2011	55,799	2.45	SAR Exercise
August 5, 2011	446	2.45	SAR Exercise
August 5, 2011	32,230	3.60	SAR Exercise
August 8, 2011	161,097	0.80	SAR Exercise
August 10, 2011	400,000	1.48	Warrant Exercise

	Number of Company	Price per Company
Date of Issuance	Shares Issued	Share (CDN$)	Reason for Issuance
August 11, 2011	500,000	1.48	Warrant Exercise
August 11, 2011	724	2.45	SAR Exercise
August 15, 2011	14,306	4.35	SAR Exercise
August 16, 2011	9,255	5.25	SAR Exercise
August 17, 2011	755	2.45	SAR Exercise
August 18, 2011	39,759	5.25	SAR Exercise
August 24, 2011	21,813	5.25	SAR Exercise
August 25, 2011	6,117	6.40	SAR Exercise
August 25, 2011	13,333	6.60	SAR Exercise
August 26, 2011	3,334	8.86	SAR Exercise
August 26, 2011	7,958	7.98	SAR Exercise
August 31, 2011	1,952	7.98	SAR Exercise
August 31, 2011	7,410	2.45	SAR Exercise
August 31, 2011	4,992	5.25	SAR Exercise
August 31, 2011	1,739	6.40	SAR Exercise
September 2, 2011	3,499	5.25	SAR Exercise
September 2, 2011	13,655	2.45	SAR Exercise
September 8, 2011	683	9.28	SAR Exercise
September 9, 2011	12,530	2.45	SAR Exercise
September 19, 2011	426	2.45	SAR Exercise
September 23, 2011	2,341	2.45	SAR Exercise
September 27, 2011	75,978	1.78	SAR Exercise
September 28, 2011	9,902	2.45	SAR Exercise
September 28, 2011	5,300	5.25	SAR Exercise
September 28, 2011	752	6.40	SAR Exercise
November 21, 2011	1,920	7.98	SAR Exercise
November 21, 2011	1,825	2.45	SAR Exercise
November 21, 2011	547	7.62	SAR Exercise
November 21, 2011	3,686	5.25	SAR Exercise
November 22, 2011	566	7.98	SAR Exercise
November 22, 2011	2,574	2.45	SAR Exercise
November 22, 2011	1,413	5.25	SAR Exercise
November 22, 2011	1,042	6.40	SAR Exercise
November 25, 2011	316	6.40	SAR Exercise
November 30, 2011	140,000	1.48	Warrant Exercise
December 1, 2011	1,378	2.45	SAR Exercise
December 1, 2011	256,300	1.48	Warrant Exercise
December 2, 2011	73,800	1.48	Warrant Exercise
December 5, 2011	1,192	2.45	SAR Exercise
December 5, 2011	49,400	1.48	Warrant Exercise
December 6, 2011	108,100	1.48	Warrant Exercise

	Number of Company	Price per Company
Date of Issuance	Shares Issued	Share (CDN$)	Reason for Issuance
December 7, 2011	4,000	1.48	Warrant Exercise
December 12, 2011	1,038	9.28	SAR Exercise
December 12, 2011	1,260	9.28	SAR Exercise
December 15, 2011	2,285	2.45	SAR Exercise
December 16, 2011	35,918	3.05	SAR Exercise
December 19, 2011	33,776	3.05	SAR Exercise
December 21, 2011	7,358	5.25	SAR Exercise
January 6, 2012	182	2.45	SAR Exercise
January 6, 2012	1,775	5.25	SAR Exercise
January 6, 2012	647	6.40	SAR Exercise
January 9, 2012	197,076	9.15	Performance Share Units
January 10, 2012	116,599	9.45(1)	Inducement Shares
January 13, 2012	86,949	9.29	Performance Share Units
January 16, 2012	1,722	2.45	SAR Exercise
January 17, 2012	22,641	5.25	SAR Exercise
January 25, 2012	2,000,000	1.48	Warrant Exercise
January 30, 2012	486	2.45	SAR Exercise
February 7, 2012	35,000,000	9.45(2)	Offering

Notes:

(1)

The Inducement Shares were issued to Gregory Lang in connection with his appointment as President and Chief Executive Officer of NovaGold and pursuant to the terms of the Employment Agreement he entered into with NovaGold, effective January 9, 2012.

(2)

The Company Shares were sold under the Offering were sold at US$9.50 per Company Share. On February 7, 2012, the exchange rate for the Canadian dollar, as expressed in U.S. dollars based on the Bank of Canada noon rate, was $0.9948 per US$1.00.

Stock Award Grants

Date of Issuance	Number of Securities Issued	Exercise Price (CDN$)	Reason for Issuance
January 10, 2011	75,000	13.10	Stock Award Grant
February 1, 2011	85,000	13.34	Stock Award Grant
February 2, 2011	5,000	13.62	Stock Award Grant
April 11, 2011	100,000	13.22	Stock Award Grant
April 18, 2011	50,000	12.72	Stock Award Grant
May 27, 2011	20,000	11.10	Stock Award Grant
July 1, 2011	10,000	8.89	Stock Award Grant
September 20, 2011	35,000	7.80	Stock Award Grant
December 7, 2011	2,557,150	11.11	Stock Award Grant

TRADING PRICE AND VOLUME

The Company Shares are listed and posted for trading on the TSX and the AMEX under the symbol “NG”. The following tables set out the market price range and trading volumes of the Company Shares on the TSX and AMEX for the 12 months prior to the date hereof.

Toronto Stock Exchange

Month	High	Low	Close	Volume
February 2011	14.96	12.94	13.30	11,701,700
March 2011	14.25	11.42	12.57	9,060,400
April 2011	13.49	11.95	12.18	6,218,900
May 2011	12.08	9.78	11.20	8,287,600
June 2011	11.28	8.32	8.89	9,371,800
July 2011	10.29	8.87	9.55	8,535,200
August 2011	10.33	8.64	10.03	8,713,000
September 2011	11.44	6.73	6.81	17,112,700
October 2011	9.41	6.26	9.15	11,196,400
November 2011	12.00	8.62	11.83	11,534,700
December 2011	11.72	7.96	8.68	6,875,500
January 2012	10.83	8.76	9.15	9,749,087
February 1 – 27	10.44	8.24	8.47	17,607,982

AMEX

Month	High	Low	Close	Volume
February 2011	15.14	13.13	13.69	80,720,300
March 2011	14.65	11.54	13.00	89,123,500
April 2011	14.02	12.51	12.85	70,938,600
May 2011	12.69	9.99	11.46	84,396,300
June 2011	11.60	8.40	9.20	71,660,100
July 2011	10.73	8.93	10.02	67,205,000
August 2011	10.73	8.76	10.30	72,950,500
September 2011	11.55	6.45	6.45	93,918,200
October 2011	9.50	5.93	9.23	54,824,100
November 2011	11.77	8.46	11.49	77,753,700
December 2011	11.57	7.77	8.48	57,998,400
January 2012	10.72	8.72	10.35	61,932,759
February 1 – 27	10.49	8.22	8.49	89,406,649

On February 27, 2012, the closing price of the Company Shares on the TSX was CDN$8.47 per Company Share and on the AMEX was US$8.49 per Company Share.

MANAGEMENT

Executive Officers, Senior Management and Directors

The following table sets forth information about the Company’s directors, executive officers and certain key employees, and their respective positions as of the date of this Management Proxy Circular.

Name	Title
Executive Officers and Directors
Gregory A. Lang	President and Chief Executive Officer
Gillyeard Leathley	Senior Vice President, Chief Operating Officer and Director
Elaine M. Sanders	Vice President, Chief Financial Officer and Corporate Secretary
Dr. Thomas S. Kaplan	Chairman of the Board of Directors
Gerald J. McConnell	Director
Marc Faber	Director
Tony S. Giardini	Director
Igor Levental	Director
Kalidas V. Madhavpeddi	Director
Clynton R. Nauman	Director
James L. Philip	Director
Rick Van Nieuwenhuyse	Director
Other Senior Management
Kevin A. Francis	Vice President, Resources
Sacha A. Iley	Vice President, Human Resources
Joseph R. Piekenbrock	Vice President, Exploration
Ronald Rimelman	Vice President, Environment, Health, Safety & Sustainability
Heather E. White	Vice President, Mining

Gregory A. Lang became President and Chief Executive Officer of the Company in January 2012. Mr. Lang has over 30 years of diverse experience in mine operations, project development and evaluations, including time as President of Barrick Gold North America, a wholly-owned subsidiary of Barrick. Mr. Lang has held progressively responsible operating and project development positions over his 10-year tenure with Barrick and, prior to that, with Homestake Mining Company and International Corona Corporation, both of which are now part of Barrick. He holds a Bachelor of Science in Mining Engineering from University of Missouri-Rolla and is a Graduate of the Stanford University Executive Program.

Gillyeard Leathley is Senior Vice President and Chief Operating Officer of the Company and a Director. Mr. Leathley joined the Company in January 2010 as Senior Advisor to the President, was instrumental in advancing the Company’s two core projects and was subsequently appointed to his current position in November 2010. He trained as a nine surveyor and industrial engineer with the Scottish National Coal Board, working in coal, bauxite, gold and copper mines. Mr. Leathley has over 25 years of experience overseeing the development of several major operating mines. Mr. Leathley is responsible for all technical and operating aspects of the Company’s portfolio of projects.

Elaine M. Sanders joined the Company in 2003 and was appointed Chief Financial Officer in 2011 and has more than 15 years of experience in audit, finance and accounting with public and private companies. Ms. Sanders is currently Vice President, Chief Financial Officer and Corporate Secretary of the Company. She has been involved with numerous financings and acquisitions, and has listed companies on both the TSX and AMEX. Ms. Sanders is responsible for all aspects of financial services, financial reporting and corporate governance. She holds a Bachelor of Commerce degree from the University of Alberta and is a chartered accountant.

Dr. Thomas S. Kaplan is Chairman of the Board of Directors of the Company as well as of NovaCopper. He is also Chairman and Chief Executive Officer of The Electrum Group LLC (“Electrum Group”), a privately-held global natural resources investment management company which manages the portfolio of Electrum, the single largest shareholder of the Company. Dr. Kaplan is an entrepreneur and investor with a track record of both creating and unlocking shareholder value in public and private companies. Most recently, Dr. Kaplan served as Chairman of Leor Exploration & Production LLC, a natural gas exploration and development company founded by Dr. Kaplan in 2003. In 2007, Leor’s natural gas assets were sold to EnCana Oil & Gas USA Inc., a subsidiary of Encana Corporation, for $2.55 billion. Dr. Kaplan holds Bachelor’s, Master’s and Doctoral Degrees in History from Oxford University.

Gerald J. McConnell is a Director and has over 25 years of experience in the resource sector. Mr. McConnell is a director and Chief Executive Officer of Namibia Rare Earths Inc., a public Canadian company focused on the development of rare earth opportunities in Namibia. From 1990 to 2010, he was President and Chief Executive Officer of Etruscan Resources Inc., a West African junior gold producer. From December 1984 to January 1998, Mr. McConnell was the President of the Company and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Company. Mr. McConnell, a graduate of Dalhousie Law School, was called to the bar of Nova Scotia in 1971 and received his Queen’s Counsel designation in 1986.

Marc Faber is Managing Director of Marc Faber Ltd., an investment advisory and fund management firm. He is an advisor to a number of private investment funds and serves as a Director of Ivanhoe Mines Ltd. and Sprott Inc. Dr. Faber publishes a monthly investment newsletter entitled The Gloom, Boom & Doom Report and is the author of several books including Tomorrow’s Gold – Asia’s Age of Discovery. Dr. Faber is a commentator on global market trends and developments, and is also a regular contributor to several leading financial publications around the world, including Barron’s, where he is a member of the Barron’s Roundtable. Dr. Faber received his PhD in Economics magna cum laude from the University of Zurich.

Tony S. Giardini is Chief Financial Officer of Ivanhoe Mines Ltd., an international mining company listed on the TSX and NYSE, with operations focused in Central Asia and the Asia Pacific region. Prior to joining Ivanhoe Mines Ltd., Mr. Giardini spent more than 10 years with Placer Dome Inc. as Vice President and Treasurer, responsible for managing and overseeing the company’s debt and capital market activities, including managing banking relationships with U.S., Canadian and international banks. During his time at Placer Dome, Mr. Giardini led the financing team that raised in excess of U.S.$1 billion in debt and equity financings. Mr. Giardini is a Chartered Accountant and a Certified Public Accountant and spent 12 years with accounting firm KPMG prior to joining Placer Dome Inc.

Igor Levental is President of Electrum Group, a privately-held global natural resources investment management company. Electrum, an affiliate of Electrum Group, is currently the largest shareholder of NovaGold. Mr. Levental is a director of Gabriel Resources Ltd., which is engaged in the development of major precious metals deposits in Romania; he is also a director of Sunward Resources Ltd., a TSX-V-listed company engaged in the exploration and development of a large porphyry gold-copper project in Colombia. With more than 30 years of experience across a broad cross-section of the international mining industry, Mr. Levental has held senior positions with major mining companies including Homestake Mining Company and International Corona Corporation. Mr. Levental is a Professional Engineer with a BSc in Chemical Engineering and an MBA from the University of Alberta.

Kalidas V. Madhavpeddi is and has been since November 2006, President of Azteca Consulting LLC, an advisory firm to the metals and mining sector. He is also CEO of Aurizon Resources Ltd and Forex Investment Group, a private Hong Kong based equity fund. His extensive career in the mining industry spans over 30 years including Phelps Dodge Corp. from 1980 to 2006, starting as a Systems Engineer and ultimately becoming Senior Vice President for Phelps Dodge Corporation, a Fortune 500 company, responsible for the company’s global business development, acquisitions and divestments, including joint ventures, as well as its global exploration programs. He was contemporaneously President of Phelps Dodge Wire and Cable, a copper and aluminum cable manufacturer with international operations in over ten countries, including Brazil and China. Mr. Madhavpeddi is an alumnus of the Indian Institute of Technology, Madras, India the University of Iowa and the Harvard Business School.

Clynton R. Nauman is, and has been since February 2005, the Chief Executive Officer of Alexco Resource Corp. and is a director of NovaCopper Inc. Between January 2002 and January 2005, Mr. Nauman was the President of Asset Liability Management Group ULC. Mr. Nauman was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation, and a director of Viceroy Resource Corporation, positions he held from February 1998 until February 2003. From 1993 to 1998, Mr. Nauman was the General Manager of Kennecott Minerals. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

James L. Philip is President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Philip joined Morgan & Company Chartered Accountants in May 1980, became a partner in June 1981 and was managing partner from August 1993 until December 2004. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients include a significant number of public companies in the mining resource sector. The services he provides his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Rick Van Nieuwenhuyse is President and Chief Executive Officer of NovaCopper and a director of NovaGold. Mr. Van Nieuwenhuyse has more than 30 years of experience in the natural resource sector, including his role as Founder, President and CEO of NovaGold Resources Inc. since 1997 and his role as Vice President of Exploration for Placer Dome Inc. from 1990 to 1997. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in and knowledge of Alaska to NovaCopper. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies, production and closure. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Université de Louvain, Belgium, and a Masters of Science degree in Geology from the University of Arizona. He received the Thayer Lindsley award in 2009 for his role in the Donlin Gold discovery.

Kevin A. Francis is Vice President, Resources. He joined the Company in October 2005 and manages all aspects of resource estimation, direct resource estimate activities, supervision of mining professionals, corporate development activities and the development of internal audit standards. He has more than 20 years of experience in integrating computerized geology and other mining disciplines used to improve resource estimation and mine reconciliation. Before joining the Company he was the principal geologist at AMEC and also spent eight years working at two operating mines. Mr. Francis’ formal education includes a Bachelors degree in Geology and a Masters in Geology, both from the University of Colorado.

Sacha A. Iley is the Vice President, Human Resources of the Company. Ms. Iley brings over 13 years of human resources experience all within the mining industry. Prior to joining NovaGold in 2006, she was at Placer Dome and held a number of roles, including the HR Manager at Musselwhite Mine in Northern Ontario. Assignments in Australia, Tanzania and South Africa provided Md. Iley with on-site experience in exploration, construction and operations. She holds a Bachelor of Arts degree from the University of British Columbia.

Joseph R. Piekenbrock is Vice President, Exploration of the Company and brings over 30 years of experience working in the minerals exploration and development sector. Prior to joining NovaGold in 2002 he worked extensively in northern climates through years of exploration for both Teck Cominco Ltd. and Placer Dome Inc. in Alaska. Mr. Piekenbrock holds a B.A. in Geology from the University of Colorado and an M.Sc. in Geology from the University of Arizona.

Ronald Rimelman worked as a consultant to the Company for 18 months prior to joining the Company in 2011. He is the Vice President, Environment, Health, Safety & Sustainability. With nearly 25 years of environmental experience, Mr. Rimelman has managed environmental impact assessments and permitting activities for mines around the world, with a focus in Alaska and other northern climates. His most recent position was Vice President Environmental Services for Tetra Tech Inc., where he coordinated the natural resources group and took the lead on a range of projects, including preparing environmental impact statements for the Kensington and Red Dog Mines in Alaska. Mr. Rimelman also has extensive experience with mine permitting and water resource analysis, as well as financial and personnel management.

Heather E. White joined the Company as Director, Mining in April 2011 and was promoted to Vice President, Mining in December 2011. Prior to joining the Company, Ms. White held the role of Director Marketing, Supply Chain at Vale Canada Limited in Toronto where she was responsible for planning and managing the worldwide nickel supply chain for Vale Canada Limited, including alignment of production of all products at all finished nickel smelting and refining facilities with market demand. Before her role at Vale Canada Limited, Ms. White was the Mine Manager at Voisey’s Bay Nickel Company Ltd. in Labrador. Ms. White holds a Bachelor of Mining Engineering from Queens University.

Conflicts of Interest

To the knowledge of the Company as of the date of this Management Proxy Circular, no existing or potential conflicts of interest exist between the Company and any of its officers or directors other than as set forth below.

In 2011, the Company provided exploration and management services totaling $0.2 million to Alexco Resource Corp. (“Alexco”). Alexco is a related party having two common directors.

In 2011, the Company provided exploration and management services to Tintina Resources Inc. (“Tintina”) totaling $0.05 million, and during 2011 the Company provided exploration and management services totaling $0.3 million to TintinaGold. In March 2009, Tintina (formerly TintinaGold Resources Inc., formerly Mantra Mining Inc.) purchased five early-stage Alaskan base metal properties from the Company. In consideration for the sale of the five properties, the Company received 3,125,000 shares of Mantra common stock worth $1.6 million at deal closing. In October 2009, Tintina completed its plan of arrangement to spin out AsiaBaseMetals, of which NovaGold’s Vice President Exploration, Mr. Piekenbrock, is a director. At August 31, 2011, the Company held 3,125,000 shares with a fair value of $2.0 million in both companies. Mr. Van Nieuwenhuyse is a significant shareholder and director on the board of Tintina.

Thomas S. Kaplan is Chairman of the Board of Directors of NovaGold and is also Chairman and Chief Executive officer of Electrum Group. Electrum, an affiliate of Electrum Group, is the single largest shareholder of the Company, controlling approximately 19% of the outstanding voting securities and warrants exercisable for an additional 32,737,278 Company common shares. Electrum has certain rights under its subscription arrangements with the Company including the right to participate in certain future equity offerings by the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. The transfer agent and registrar for the Company’s common shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Company’s common shares in the United States is Computershare Trust Company Inc. at its office in Denver, Colorado.

INTEREST OF EXPERTS

Information relating to the Company’s mineral properties in this Management Proxy Circular and the documents incorporated by reference herein has been derived from reports prepared by the experts listed below and has been included in reliance on such person’s expertise.

None of Blake, Cassels & Graydon LLP, Canadian counsel to the Company, or Kirk Hanson P.E., Gordon Seibel, R.M. SME, Gregory Wortman, P.Eng., Robert Gill, P.Eng., Jay Melnyk, P.Eng., Greg Kulla, P.Geo., and Dana Rogers, P.E., Erin Workman, P. Geo., Tony Lipiec, P.Eng., AMEC Americas Limited, or Lemley International Limited each being companies or persons who have prepared reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

None of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company, other than Mr. Kevin Francis, who is Vice President, Technical Services, and Erin Workman, who is a Geologist, of the Company.

PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the rules of professional conduct in British Columbia, Canada. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Management Proxy Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, telephone: 604-669-6227. These documents are also available through the internet on SEDAR, which can be accessed on line at www.sedar.com, and on EDGAR, which can be accessed at www.sec.gov. The following documents filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference into, and form an integral part of this Management Proxy Circular:

(a)	annual information form of the Company for the year ended November 30, 2011, dated February 22, 2012;

(b)

audited comparative consolidated financial statements of the Company for the years ended November 30, 2011 and 2010 together with the notes thereto and the auditors’ report thereon, including management’s discussion and analysis for the year ended November 30, 2011;

(c)	management information circular of the Company dated April 5, 2011 prepared in connection with the Company’s annual meeting of shareholders held on May 25, 2011;

(d)

material change report dated February 6, 2012 announcing the Company entering into an Underwriting Agreement in connection with the Offering and the subsequent upsizing of the Offering from the sale of 26,400,000 Company Shares to 35,000,000 Company Shares;

(e)	material change report, dated December 12, 2011, announcing the completion of the Donlin Gold FS.

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management discussion and analysis, information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein), any business acquisition reports, any news releases or public communications containing financial information about the Company for a financial period more recent than the periods for which financial statements are incorporated herein by reference, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Management Proxy Circular shall be deemed to be incorporated by reference in this Management Proxy Circular.

Any statement contained in this Management Proxy Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Management Proxy Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Management Proxy Circular, except as so modified or superseded.

SCHEDULE “I”

Information Concerning NovaCopper Post-Arrangement

The following describes the proposed business of NovaCopper, post-Arrangement, and should be read together with the unaudited pro forma consolidated financial statements of NovaCopper contained in Schedule “F” to the Management Proxy Circular. Except where the context otherwise requires, all of the information contained in this Schedule is made on the basis that the Arrangement has been completed as described in the Management Proxy Circular.

Unless the context otherwise requires, all references in this Schedule to “NovaCopper”, “us”, “our”, “we”, or similar terms means NovaCopper and any subsidiaries of NovaCopper. Certain other terms used in this Schedule are defined under “Glossary of Terms” in the Management Proxy Circular to which this Schedule is attached.

Unless otherwise indicated, all currency amounts in this Schedule “I” are stated in United States dollars.

CORPORATE STRUCTURE AND OVERVIEW

Name, Address and Incorporation

          NovaCopper Inc. was incorporated under the BCBCA on April 27, 2011. NovaCopper’s registered office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, and its head office is located at Suite 2300, 200 Granville Street, Vancouver, British Columbia.

Intercorporate Relationships

          Set out below is the corporate structure of NovaCopper immediately prior to the Effective Date.

          Set out below is the corporate structure of NovaCopper immediately after the Effective Date.

BUSINESS OF NOVACOPPER

General

          NovaCopper is not currently a reporting issuer and the NovaCopper Shares are not listed on any stock exchange. If the Arrangement is completed, NovaCopper expects that it will be a reporting issuer in each of the Provinces of Canada and pursuant to the U.S. Securities Exchange Act of 1934, as amended. Application has been made for the listing of the NovaCopper Shares on the TSX. NovaCopper anticipates applying for a listing of the NovaCopper shares on the AMEX. Any listing of the NovaCopper Shares will be subject to meeting the TSX and AMEX original listing requirements and there is no assurance such a listing will be obtained. Completion of the Arrangement is subject to the TSX conditionally approving the listing of the NovaCopper Shares on the TSX and the AMEX conditionally approving the listing of the NovaCopper Shares on the AMEX. After the Effective Date, NovaCopper is expected to have approximately US$40 million in cash.

          The principal business of NovaCopper is the exploration and development of the Ambler Project, which contains the high-grade polymetalic Arctic deposit and surrounding mineral occurrences. Our goals include expanding mineral resources, completing technical studies on the Ambler Project feasibility and becoming a producer of copper and other base and precious metals by developing a mine at the Arctic deposit. The Ambler Project comprises 36,549 hectares (90,315 acres) of State of Alaska mining claims and Federal patented mining claims and hosts a number of prospects, including the high-grade copper-zinc-lead-gold-silver Arctic deposit, which is the focus of the Preliminary Economic Assessment. See “Details of the Ambler Project”.

          On October 19, 2011 NANA Regional Corporation, Inc. (“NANA”), an Alaska Native Corporation headquartered in Kotzebue, Alaska, and NovaCopper US Inc. (“NovaCopper US”), a wholly-owned subsidiary of NovaCopper, entered into an Exploration Agreement and Option to Lease (the “NANA Agreement”) for the cooperative development of their respective resource interests in the Ambler mining district of Northwest Alaska (as more particularly described under “Business of NovaCopper – Recent Developments – Agreement with NANA Regional Corporation”). The NANA Agreement consolidates NovaCopper’s and NANA’s land holdings into an approximately 146,500-hectare land package and provides a framework for the exploration and development of this high-grade and prospective poly-metallic belt.

NovaCopper’s Strategy

          NovaCopper’s business strategy is focused on creating value for stakeholders through its ownership and advancement of the Ambler Project and through the pursuit of similarly attractive base metal development projects. NovaCopper plans to:

  advance the Arctic deposit towards development with key activities including increased definition of the mineral resources, technical studies to support completion of a pre-feasibility study, and the initiation of baseline environmental studies;

  accelerate exploration on the Ambler Project and, through the NANA Agreement (as more particularly described under “Business of NovaCopper – Recent Developments – Agreement with NANA Regional Corporation”), the neighbouring NANA lands; and

  pursue project level or corporate transactions that are value accretive.

          Prior to commencing production, further studies that demonstrate the economic viability of the Ambler Project must be completed, all necessary permits must be obtained, a production decision must be made by NovaCopper’s board of directors (“Board”), financing for construction and development must be arranged and construction must be completed. In addition, NovaCopper will be required to address certain infrastructure challenges, including road access, and obtain additional rights, including surface use rights and access rights. See “Risk Factors”.

Principal Markets

          Our principal objective is to become a producer of copper.

Specialized Skill and Knowledge

          All aspects of our business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining and accounting. See “Directors and Officers” for details as to the specific skills and knowledge of our directors and management.

Business Cycle

          Our business, at its current exploration and development phase, is not cyclical. Exploration activities are conducted primarily during snow-free months. The optimum field season at the Ambler Project is from late May to late September. The length of the snow-free season at the Ambler Project varies from about May through November at lower elevations and from July through September at higher elevations.

Environmental Protection

          Mining is an extractive industry that impacts the environment. NovaCopper’s goal is to constantly evaluate ways to minimize that impact. NovaCopper strives to meet or exceed environmental standards at its project. One way we do this is through effective collaborations with local communities, including Native Alaskan groups. NovaCopper is currently active only in Alaska, which has established environmental standards and regulations that we intend to strive to exceed. NovaCopper’s environmental performance will be overseen at the Board level and environmental performance is the responsibility of the project manager.

          NovaCopper recognizes environmental management as a corporate priority. NovaCopper cares about preserving the environment for future generations, while also providing for safe, responsible and profitable operations by developing natural resources for the benefit of its employees, shareholders and communities. NovaCopper intends to maintain standards of excellence for environmental performance at its project.

  NovaCopper will communicate its commitment to excellence in environmental performance to its subsidiary, employees, contractors, other agents and the communities in which it operates.

  All new activities and operations will be managed to ensure compliance with applicable laws and regulations. In the absence of regulation, best management practices will be applied to minimize environmental risk.

  NovaCopper will strive to minimize releases to the air, land or water and ensures appropriate treatment and disposal of waste.

  NovaCopper will allocate the necessary resources to meet its reclamation and environmental obligations.

  NovaCopper will continuously seek opportunities to improve its environmental performance through adherence to these principles.

  NovaCopper will regularly report progress to its employees, shareholders and the communities in which it operates.

See “Ambler Project – Environmental Considerations”.

Employees

          On the Effective Date, NovaCopper expects to have one employee in Canada and individuals providing services to NovaCopper through the Services Agreement, see “Business of NovaCopper – Recent Developments –Services Agreement”. The employees will split their time between NovaCopper and NovaGold on an as needed basis. On an ongoing basis, the Board will evaluate the required expertise and skills to execute the strategy of NovaCopper, and will seek to attract and retain individuals required to meet NovaCopper’s goals.

          It is intended that the parties will terminate the Services Agreement as NovaCopper develops its internal capabilities. Accordingly, to the extent that employees of NovaGold are providing their services primarily to NovaCopper pursuant to the terms of the Services Agreement and not to NovaGold, their employment with NovaGold will terminate and they will enter into contracts of employment with NovaCopper on terms substantially the same as the terms of their employment with NovaGold.

          NovaCopper believes its success is dependent on the performance of its management and key individuals, many of whom have specialized skills in exploration in Alaska and the base metals industry. Substantially all of our exploration site individuals have been active on the Ambler project for the last five years and are knowledgeable as to the geology, metallurgy and infrastructure related to mining development. Through the Services Agreement with NovaGold, NovaCopper will have access to technical and support resources. NovaCopper believes it has adequate personnel with the specialized skills required to carry out its operations through the Services Agreement. See “Risk Factors”.

Competitive Conditions

          The mineral exploration and development industry is competitive in all phases of exploration, development and production. There is a high degree of competition faced by NovaCopper in Alaska and elsewhere for skilled management employees, suitable contractors for drilling operations, technical and engineering resources, and necessary exploration and mining equipment, and many of these competitor companies have greater financial resources, operational expertise, and/or more advanced properties than NovaCopper. Additionally, NovaCopper’s operations are in a remote location where skilled resources and support services are limited. NovaCopper has in place experienced management personnel and continues to evaluate the required expertise and skills to carry out its operations. As a result of this competition, NovaCopper may be unable to achieve its exploration and development in the future on terms it considers acceptable or at all. See “Risk Factors”.

Recent Developments

          The following is a summary of certain provisions of the Services Agreement and the NANA Agreement. This summary is not intended to be complete. Reference is made to such agreements, a copy of which will be made available under NovaCopper’s profile on SEDAR at www.sedar.com.

Services Agreement

          NovaGold and NovaCopper will enter into a Services Agreement for the provision of, office facilities and management services by NovaGold to NovaCopper and its affiliates.

          The following are significant terms of the Services Agreement:

  The term of the Services Agreement will commence on the Effective Date and will continue in force for a period of 12 months thereafter (the “Initial Termination Date”). Upon written notice to NovaGold, NovaCopper may extend the Services Agreement on a monthly basis for up to one year after the Initial Termination Date, at its option.

  The services to be provided by NovaGold to NovaCopper (the “Services”), pursuant to the terms of the Services Agreement include general corporate management, including the provision of individuals to serve as executive officers and/or senior management, reception and secretarial services, human-resource related services to the employees of NovaCopper, information technology support services, community outreach, assistance with fostering NovaCopper’s relationship with NANA, accounting, regulatory filings, support services in relation to managing resource estimates, engineering studies, project management, environmental permitting, and preparation of exploration programs and budgets.

  NovaGold will provide to NovaCopper the use of office space, including the use of general office equipment and supplies, information technology hardware, and software and related systems as may be required by NovaCopper (the “Office Facilities”).

          NovaCopper shall pay NovaGold for the Services and Office Facilities provided, an amount equal to the actual cost of such Services and Office Facilities, including any applicable federal or provincial taxes in addition to an initial one-time set-up fee. Additionally, NovaCopper may from time to time, in accordance with its compensation policies, grant stock options or other equity based compensation to those employees of NovaGold in the course of providing their services to NovaCopper. NovaCopper will only make such grants in consultation with NovaGold and the individual allocation of such compensation amongst employees of NovaGold providing services to NovaCopper will be at the discretion of NovaGold.

          It is intended that the parties will terminate the Services Agreement as NovaCopper develops its internal capabilities. Accordingly, to the extent that employees of NovaGold are providing their services primarily to NovaCopper pursuant to the terms of the Services Agreement and not to NovaGold, their employment with NovaGold will terminate and they will enter into contracts of employment with NovaCopper on terms substantially the same as the terms of their employment with NovaGold.

Agreement with NANA Regional Corporation

          The NANA Agreement provides that NANA will grant NovaCopper US the nonexclusive right to enter on, and the exclusive right to explore, the Bornite Lands and the ANSCA Lands (as defined in the NANA Agreement) and in connection therewith, to construct and utilize temporary access roads, camps, airstrips and other incidental works. In consideration for this right, NovaCopper US paid to NANA $4 million in cash. NovaCopper US will also be required to make payments to NANA for scholarship purposes in accordance with the terms of the NANA Agreement. NovaCopper US has further agreed to use reasonable commercial efforts to train and employ NANA shareholders to perform work for NovaCopper US in connection with its operations on the Bornite Lands, ANCSA Lands and Ambler Lands (as defined in the NANA Agreement) (collectively, the “Lands”).

          The NANA Agreement has a term of 20 years, with an option in favour of NovaCopper to extend the term for an additional 10 years. The NANA Agreement may be terminated by mutual agreement of the parties or by NANA if NovaCopper does not meet certain expenditure requirements on the Bornite Lands and ANCSA Lands.

          If, following receipt of a feasibility study and the release for public comment of a draft environmental impact statement relating thereto, NovaCopper decides to proceed with construction of a mine on the Lands, NovaCopper us will notify NANA in writing and NANA will have 120 days to elect to either (a) exercise a non-transferrable back-in-right to acquire between 16% and 25% (as specified by NANA) of that specific project; or (b) not exercise its back-in-rights, and instead receive a net proceeds royalty equal to 15% of the net proceeds realized by NovaCopper US from such project. The cost to exercise such back-in-right is equal to the percentage interest in the project multiplied by the difference between (i) all costs incurred by NovaCopper US or its affiliates on the project, including historical costs incurred prior to the date of the NANA Agreement together with interest on the historical costs; and (ii) $40 million (subject to exceptions). This amount will be payable by NANA to NovaCopper in cash at the time the parties enter into a joint venture agreement and in no event will the amount be less than zero.

          In the event that NANA elects to exercise its back-in-right, the parties will as soon as reasonably practicable form a joint venture, with NANA’s interest being between 16% to 25% and NovaCopper US owning the balance of the interest in the joint venture. Upon formation of the joint venture, the joint venture will assume all of the obligations of NovaCopper US and be entitled to all the benefits of NovaCopper US under the NANA Agreement in connection with the mine to be developed and the related Lands. A party’s failure to pay its proportionate share of costs in connection with the joint venture will result in dilution of its interest. Each party will have a right of first refusal over any proposed transfer of the other party’s interest in the joint venture other than to an affiliate or for the purposes of granting security. A transfer by either party of a net smelter royalty return on the Lands or any net proceeds royalty interest in a project other than for financing purposes will also be subject to a first right of refusal.

          In connection with possible development on the Bornite Lands or ANCSA Lands, NovaCopper US and NANA will execute a mining lease to allow NovaCopper US or the joint venture to construct and operate a mine on the Bornite Lands or ANCSA Lands. These leases will provide NANA a 2% net smelter royalty as to production from the Bornite Lands and a 2.5% net smelter royalty as to production from the ANCSA Lands. If NovaCopper US decides to proceed with construction of a mine on the Ambler Lands, NANA will enter into a surface use agreement with NovaCopper US which will afford NovaCopper US access to the Ambler Lands along routes approved by NANA. In consideration for the grant of such surface use rights, NovaCopper US will grant NANA a 1% net smelter royalty on production and an annual payment of $755 per acre (as adjusted for inflation each year beginning with the second anniversary of the effective date of the NANA Agreement and for each of the first 400 acres (and $100 for each additional acre) of the lands owned by NANA and used for access which are disturbed and not reclaimed.

          NovaCopper US and NANA have formed an oversight committee, which consists of four representatives from each of NovaCopper US and NANA (the “Oversight Committee”). The Oversight Committee is responsible for certain planning and oversight matters carried out by NovaCopper US under the NANA Agreement. The planning and oversight matters that are the subject of the NANA Agreement will be determined by majority vote. The representatives of each of NovaCopper US and NANA attending a meeting will have one vote in the aggregate and in the event of a tie, the NovaCopper US representatives jointly shall have a casting vote on all matters other than Sustainability Matters, as that term is defined in the NANA Agreement. There shall be no casting vote on Sustainability Matters and NovaCopper US may not proceed with such matters unless approved by majority vote of the Oversight Committee or with the consent of NANA, such consent not to be unreasonably withheld or delayed.

Properties

Ambler Project, Alaska

          Except for the information under the heading “Ambler Project – Current Activities” or as otherwise stated, the scientific and technical information relating to the Ambler Project contained in this Circular is derived from, and in some instances is an extract from, the technical report titled “NI 43-101 Preliminary Economic Assessment, Ambler Project, Kobuk, AK” dated May 9, 2011 (the “Preliminary Economic Assessment” or “PEA”) prepared by Neil Rigby, PhD, CEng, MIMM and Russ White, P. Geo, SRK Consulting (“SRK”), both of whom are Qualified Persons as defined in NI 43-101. The PEA was originally prepared for NovaGold and filed in May 2011. The information regarding the Ambler Project is based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the PEA which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Ambler Project Overview

          The Ambler Project comprises 90,315 acres (36,549 hectares) of State of Alaska mining claims and Federal patented mining claims located in the Ambler District, in the southern Brooks Range of northwestern Alaska at geographic coordinates N67.17º latitude and W156.38º longitude, within which VMS mineralization can be found. The current size of the Ambler Project is approximately 65km long x 8km wide and comprises a total of 36,549 ha.

          Exploration on the Ambler Project was intermittent between discovery in 1965 and 1998. From 1998 until 2003, there was no work performed on the Ambler Project. An exploration agreement was signed on March 22, 2004, as amended, between Kennecott Arctic Company and NovaGold under which NovaGold had the ability to earn a 51% interest in the Ambler Project. Since 2004, NovaGold has been performing project level and regional mapping, drilling, geophysics and geochemical surveys.

          Under a purchase agreement dated December 18, 2009 between NovaGold, its wholly-owned subsidiary Alaska Gold Company and Kennecott Exploration Company and Kennecott Arctic Company (collectively, “Kennecott”) NovaGold agreed to pay Kennecott a total purchase price of $29 million for a 100% interest in the Ambler Project, to be paid as to: $5 million by the issuance of 931,098 NovaGold shares and two instalments of $12 million in cash each, due 12 months and 24 months, respectively, from the closing date on January 7, 2010. Kennecott retained a security interest in the Ambler Project to secure these cash payments. The NovaGold shares were issued in January 2010, the first $12 million payment was made on January 7, 2011 and the second $12 million payment was made early on August 5, 2011. Kennecott retains a 1% NSR royalty that is purchasable at any time for a one-time payment of $10 million.

          The Ambler property hosts a number of deposits, including the high-grade copper-zinc-lead-gold-silver Arctic deposit, which was the focus of the PEA. The Arctic deposit is currently estimated at 16.8 million tonnes of indicated mineral resources and 12.1 million tonnes of inferred mineral resources.

          Based on the PEA, mining of the Arctic deposit is envisioned as an underground operation processing up to 4,000 tonnes of material per day. The current estimated resource base of 16.8 million tonnes of indicated mineral resources and 12.1 million tonnes of inferred mineral resources support a 25-year mine life. The mine is anticipated to produce three concentrates: a copper concentrate with gold byproduct, a lead concentrate with silver and gold byproducts and a zinc concentrate with silver byproduct, with copper cash costs, net of byproducts at long-term metal prices estimated at $0.89/lb copper. Average annual payable metal production is forecast at 67 million pounds of copper, 80 million pounds of zinc, 12 million pounds of lead, 11,000 ounces of gold and 866,000 ounces of silver. Life-of-mine (“LOM”) payable metal production is estimated at approximately 1.7 billion pounds of copper, 2.0 billion pounds of zinc, 291 million pounds of lead, 266,000 ounces of gold and 22 million ounces of silver. The production schedule is based on processing average-grade material through the life of the operation of a total of 29.2 million tonnes, with potential upside to be obtained by mining higher-grade ore during the early years of the project.

          Using base case metal prices of $2.50/lb copper, $1.05/lb zinc, $1.00/lb lead, $1,100/oz gold and $20/oz silver, project value on a post-tax basis (NPV7%) is $505 million with an IRR of 25%. Post-tax cash flow is estimated at $1.7 billion, with full payback occurring in year four of operations using base case metal prices. A one percent change of discount rate was evaluated.

          Start-up capital is estimated at $262 million including a 25% contingency of $52 million which is envisioned as a three year construction period. Sustaining capital of $134 million comprises primarily underground development, equipment and tailings dam expansion throughout the mine life and includes a contingency of $34 million. The total LOM capital cost estimate is $429 million, which is considered accurate to ±30%.

          Project cash costs, defined as the sum of total operating, freight, marketing, and royalty costs, are estimated at $132/t milled. Operating costs include mining and processing costs estimated at $48.6/t milled and $29.7/t milled, respectively.

          Because of the remote location of the Ambler Project, infrastructure, specifically transport of material and personnel to and from the Ambler Project and power, are the largest cost items. There is no developed surface access to the Ambler Project area and no power infrastructure near the Ambler Project area.

          Infrastructure required for the project includes building and upgrading an access road connecting the mine site to the village of Kobuk, camp accommodations, administration and maintenance facilities, the mine and plant site area, the tailings facility and diesel power generation. Due to the remote location of the project, primary access is currently by air using both fixed wing aircraft and helicopters. SRK examined various alternatives for improved access to the project area and transport of materials. Of these alternatives, access to the project is proposed to be via a road approximately 340 kilometers (211 miles) long extending west from the Dalton Highway along generally level terrain to the village of Kobuk, where it would connect with existing roads to the proposed project area. NovaGold has had constructive discussions with the State of Alaska regarding the concept of a public/private partnership for construction and operation of the road. For the PEA, SRK has assumed that the road would be designed and constructed by the State of Alaska. NovaGold would then reimburse the State on an agreed-upon basis over the operating life of the mine. A similar arrangement exists between the State and the Red Dog mine in northwest Alaska for its road and port facility. For the purposes of the PEA, SRK assumed that NovaGold would pay to the State of Alaska an annual fee of $15 million for 20 years beginning in the sixth year of mine operations.

Ambler Project - Property Description and Location

          The Ambler Project is located in the Ambler District (Figure 1), in the southern Brooks Range of northwestern Alaska at geographic coordinates N67.17º latitude and W156.38º longitude. Work is performed at the site using Universal Transverse Mercator (“UTM”) North American Datum (“NAD”) 1927 Zone 4. The center of the Ambler Project area is 263km east of the town of Kotzebue, 29km north of the village of Kobuk, 260km west of the Dalton Highway and 480km northwest of Fairbanks. The current size of the Ambler Project is approximately 65km long x 8km wide and comprises a total of 36,549 ha.

Figure 1: Regional Location Map

          The Ambler Project comprises 36,549 ha (90,315 acres) of State of Alaska mining claims and Federal patented and unpatented mining claims in the Kotzebue Recording District. The Ambler Project land tenure consists of 1,230 contiguous claims, including 868 40-acre State claims, 347 160-acre State claims, and 272 acres of Federal patented land. The Federal patented claim corners at the Ambler Project were located by U.S. Government Surveys (“USGS”). Rent for each State claim is paid annually to the Alaska Department of Natural Resources. The Arctic deposit is located near the southern edge of the center of the claim block. Mineralization is interpreted to extend west and east and potentially north of the Arctic deposit and is covered by NovaCopper claims in these directions.

          In 1971, the United States Congress passed the Alaska Native Claims Settlement Act (“ANCSA”) which settled land and financial claims made by the Alaska Natives and provided for the establishment of 13 regional corporations to administer those claims. These are known as the Alaska Native Regional Corporations (“ANCSA Corporations”). One of these 13 regional corporations is NANA. Lands controlled by NANA bound the southern border of the claim block. In addition, the northern property border is within 25km of national park lands.

Figure 2: Prospect Location Map

          To date, the Ambler District has been the subject of various early stage exploration programs. However, there has been no actual mine development or production within the Ambler Project area boundaries, and therefore no known mine workings or mill tailings are present on the property. In addition, there are no indications of any known environmental impairment or enforcement actions associated with NovaGold’s activities on the Ambler Project to date. Prior to approximately 1987, BCMC was the exploration subsidiary of Kennecott.

          Various permits are required during the exploration phase of the Ambler Project. The permit for exploration on the property, the State of Alaska Annual Hardrock Exploration Permit, is initially obtained and thereafter renewed annually through the Alaska Department of Natural Resources – State Division of Mining, Land and Water (“Alaska DNR”). NovaGold holds a current exploration permit in good standing with the Alaska DNR, and has done so each year since 2004. In addition, since the property is situated within the Northwest Arctic Borough, a Title 9 permit is required for transportation of personnel by air over Borough lands.

          A number of statutory reports and payments are required to maintain the claims in good standing on annual basis. Additional permits will be necessary to carry out environmental baseline studies and detailed engineering studies as the Arctic deposit moves closer to development.

          The Ambler Project will require multiple permits from regulatory agencies and other entities at the Federal, State and local (Borough) levels. As a result of the remoteness of the Ambler Project and the lack of existing infrastructure, it is likely that a significant permitting effort will also be a part of the development of support infrastructure. Due to the preliminary stages of the Ambler Project, it is difficult to assess what specific permitting requirements will ultimately apply to the Ambler Project.

Ambler Project - Accessibility, Climate, Local Resources, Infrastructure and Physiography

          Accessibility is one of the most significant challenges of developing the Ambler Project. Currently the project has no access infrastructure. Numerous past studies have demonstrated that access infrastructure will be required to make this a viable project.

          There is no developed surface access to the Ambler District. Primary access is by air using both fixed wing aircraft and helicopters. There are four well maintained, 1,524m-long gravel airstrips capable of accommodating charter aircraft. From the Arctic deposit, these airstrips are located 66km west at Ambler, 46km southwest at Shungnak, 36km southwest at Kobuk and 32km southwest at Dahl Creek. Additionally, there is a smaller and lesser-maintained dirt airstrip near the Bornite deposit. From these points of fixed wing access, helicopter use is required to access the Ambler Project site and transport personnel, equipment and supplies. A one-lane dirt track suitable for high-clearance vehicles or construction equipment links the project site to the Dahl Creek Camp. River access to Ambler, Shungnak and Kobuk by barge is occasionally possible via the Kobuk River from Kotzebue Sound via Hotham Inlet. High water during seasonal runoff is necessary for successful navigation of this route since the Kobuk River is commonly shallow and impassible upstream of the village of Ambler. The village of Kobuk is located 36km away and is accessible by fixed wing aircraft.

          The climate in the Ambler District is typical of a sub-arctic environment. The exploration season for the Ambler Project is from late May until late September. Weather conditions change suddenly during the field season and can be vary significantly from year to year. During this time period average high temperatures range from 4 to 18°C, while average lows range from -2 to 10°C. Record high and low temperatures during these months are 29 and -17°C, respectively. Extended sunlight in late May and early June accelerates melting of the winter snow pack on the property. By late September or early October, poor weather prohibits safe helicopter travel to the property. Heavy rains and snow are also possible in August. The winter is long and cold and the property is typically blanketed by snow and ice. During this time, snow cover allows for increased access to the property by snow machine, track vehicle or by fixed wing aircraft. Winter temperatures are routinely below -28°C and can exceed -51°C. Annual precipitation in the region is roughly 546.1mm with the most rainfall occurring from July through October and the most snowfall occurring from December through April.

          The Ambler Project is located along the south side of the Brooks Range, one of the longest mountain ranges in Alaska. The Brooks Range separates the arctic region from the Alaskan interior. The Ambler Project is located on the east side of Subarctic Creek straddling a 970m ridge between Subarctic Creek and the Kogoluktuk River Valley. Subarctic Creek is a tributary of the Shungnak River. The Ambler Project area is marked by steep and rugged terrain with extreme topographic relief. Elevations range from 30m above mean sea level (“amsl”) at Ambler along the Kobuk River to 1,180mamsl on the peak immediately north of the Ambler Project area. The divide between the Shungnak and Kogoluktuk Rivers in the Ambler Lowlands is just 220mamsl. Nearby surface water includes Subarctic Creek, the Shungnak and Kogoluktuk Rivers, the Kobuk River, and numerous small lakes. The Kobuk Valley marks the transition zone between boreal forest and arctic tundra. Spruce, birch and poplar are found in better-drained portions of the valley, with lichen and moss covering the ground. Willow and alder thickets as well as isolated cottonwoods follow drainages, and alpine tundra are found on the higher slopes and ridges. Tussock tundra and low, heath-type vegetation covers most of the flat floor of the valley. Permafrost is a layer of soil at variable depths beneath the surface where the temperature has been below freezing continuously from a few to several thousands of years. Permafrost exists where summer heating fails to penetrate to the base of the layer of frozen ground and occurs in most of the northern third of Alaska as well as in discontinuous or isolated patches in the central portion of the State.

          Because of the remote location of the Ambler Project, infrastructure, specifically transport of material and personnel to and from the Ambler Project and power, are the largest cost items. There is no developed surface access to the Ambler Project area and no power infrastructure near the Ambler Project area. SRK examined various methods for accessing the Ambler Project and transporting materials. Of these various methods, the PEA focuses on the use of a new road to the Dalton Highway.

          The proposed access road alignment is shown in Figure 3. The length of the proposed road is approximately 340km (211 miles). It extends west from the Dalton Highway along generally level terrain to the village of Kobuk where it would connect with existing roads to Bornite and the proposed mine area. The road alignment is consistent with alignments that the Alaska Department of Transportation (“ADOT”) has previously considered to access the Ambler District as well as all of the western coast of Alaska. ADOT is currently undertaking a major planning study to further define access options, including detailed road alignment and engineering evaluations, for the Ambler District.

Figure 3: Proposed Ambler Road

          The PEA assumes the use of two existing airports versus constructing and maintaining a dedicated airstrip. These are the Dahl Creek airport and the Kobuk airport, both are located southwest of the Ambler Project at 32km and 36km, respectively. Each has a maintained gravel runway suitable for personnel and cargo charter aircraft.

          Currently, electrical power in the region is produced by local diesel generators as well as small wind generators in communities where wind power can be economically harnessed. There are no interconnections with other power grids in the State of Alaska. SRK estimates that a mine complex at the Arctic deposit will require 10.2MW capacity for a nominal 4,000t/d operation. This capacity estimate is sufficient to meet the combined demand from the mine and process facilities, the support infrastructure, and the man-camp. The PEA assumes the site will generate all its power needs by using diesel generators.

          Water supply for consumptive uses is assumed to be available both from groundwater and surface water and that its quality is acceptable.

          The transport of mine concentrates is to occur direct from the Arctic deposit site in bulk form using container boxes hauled on tractor-trailers; therefore the infrastructure requirements set out in the PEA incorporates a container loading facility as well as a truck staging and maintenance facility in a single structure. From here, the over-the-highway trucks will be loaded with filled containers, weighed and then driven to a rail site at Fairbanks using the proposed Ambler road and the existing Dalton Highway. An off-site support facility is planned at the Pump Station 5 intersect which includes a dormitory for rest and a light maintenance facility to handle unforeseen issues with the tractor-trailers. Once in Fairbanks the concentrate-laden containers will be off-loaded from the trucks and loaded onto rail for transport to the nearest shipping port and subsequently to the contracted smelter.

          In addition to the previously mentioned truck staging facility, the preliminary mine design for the Arctic deposit in the PEA includes: the full assortment of support facilities including an administration building/offices, dry, laboratory, first aid clinic, lunch room, training room, process plant maintenance shop, warehouse and the mill building; a power station in its own dedicated facility located in close proximity to the fuel depot area; an underground main mine shop; a mill and tailings disposal at the head of Subarctic Creek; and underground waste disposal facilities will be adjacent to the camp. Camp facilities will accommodate at least 200 people at one time, including sleeping quarters, lavatories, a dining facility and recreational facilities are also included in the preliminary design. Additionally, Pump Station 5 facilities include a dormitory to facilitate the personnel located at this off-site location along with the passing truck drivers.

          The total personnel requirements are estimated to be 420 workers. These labor requirements are comprised of approximately 250 mineworkers, 110 process staff and 60 infrastructure related workers. This figure includes the off-site personnel at Pump Station 5, but excludes any contract workers such as truck drivers or campsite support labor. Typically, the mine site crews will change on a standard fly-in-fly-out (“FIFO”) work schedule unless they normally live in the regional villages and towns.

Ambler Project - History

          BCMC conducted regional exploration of the Cosmos Hills and the southern Brooks Range while drilling extensively at Bornite. Stream silts sampling in 1963 revealed a 1,400ppm Cu anomaly in Arctic Creek. This anomaly contributed to discoveries of massive sulfide at Arctic and Dead Creeks in 1965. In 1966 and 1967, BCMC drilled eight core holes at Dead Creek, also intercepting massive sulfide. Structural complexities at Dead Creek hindered progress and BCMC focused on the Arctic Creek area. In 1967, eight core holes were drilled at Arctic Creek yielding impressive massive sulfide intercepts over a strike length of 460m. This successful program resulted in the continuation of drilling over the next several seasons at the Ambler Project. BCMC intermittently conducted exploration programs on the Ambler Project from August 1967 to 1998. Over that span, 92 holes were drilled at the Ambler Project, including 14 large diameter metallurgical holes, totaling 17,572m. No drilling or additional exploration on the Ambler Project was conducted between 1998 and 2004.

          In addition to drilling on the Ambler Project, BCMC continued their exploration of other prospects in the Ambler District. Competing companies, including Sunshine Mining Company, Anaconda, Noranda, Teck Cominco, Resource Associates of Alaska (“RAA”), Watts, Griffis and McOuat Ltd. (“WGM”), and Houston Oil and Minerals Company, entered into a claim staking war in the Ambler District in the early 1970’s. District exploration by Sunshine Mining Company and others resulted in two substantial discoveries, the Sun deposit located 60km east of the Arctic deposit and the Smucker deposit located 40km west of the Arctic deposit. District exploration continued until the early 1980s on the four larger deposits (Arctic, Bornite, Smucker and Sun) as well as many lesser-defined prospects within the district, including Sunshine Creek, CS, Bud, Horse Creek, Cliff, Dead Creek, Kogo, Red, BT and Tom Tom.

          In the 1990s, Kennecott Minerals, the successor of BCMC, began to re-evaluate the Arctic deposit. This included a review of the deposit geology and the assembly of a computer database. A new computer-generated block model was constructed and an updated resource was estimated from the block model. The result is outlined in Table 3 Historical Resource Estimate – 1990, below. Although believed by NovaCopper management to have been relevant and reliable, this historical resource estimate predates the development of NI 43-101 reporting guidelines, was not estimated in compliance with NI 43-101 procedures and should not be relied on.

Ambler Project - Historical Metallurgical Testwork

          The first three metallurgical test campaigns performed on the Arctic deposit mineralized material were conducted at the Kennecott Research Center between 1968 and 1976. The focus was on selective flotation to provide separate copper, lead and zinc concentrates for conventional smelting.

          The initial amenability testing was carried out in 1968 on individual samples and their composites made from cores from eight diamond drillholes. Core drilled prior to 1998 was drilled using NQ- and BQ-sized strings. An additional four samples were obtained from three holes and tested in 1972. Laboratory scale bench tests included a conventional selective flotation approach to produce three separate (copper, lead and zinc) concentrates. The major problems encountered were:

  Difficult copper-lead separation, and

  Zinc deportment to the copper and the lead concentrates.

          The highest-grade copper concentrate contained over 30% Cu, 2 to 3% Zn and less than 1% Pb, but at a low copper recovery of less than 80%. The lead concentrate was low-grade 17 to 36% Pb and assayed 5 to 25% Cu. The subsequent sphalerite flotation was generally efficient. The zinc concentrate grade was 55% and the zinc recovery up to 70%, depending on how much zinc floated in the preceding copper and lead flotation. Silver generally followed galena.

          During 1975, large diameter cores from 14 drillholes were used for more detailed testing to develop the concentrator flowsheet and process parameters. Two composites were prepared: No.1 (Eastern zone) and No.2 (Western zone). Most of the test work was conducted on the composite No.1, which represented 75% of the resources. The test program included mineralogical examinations, bench scale testing of various process parameters for each selective flotation step and locked cycle tests. Complete analyses were done on a number of concentrates to identify potential impurities. Preliminary tests for bulk flotation of all sulfides were also carried out.

          A 1976 conceptual study for the selection of the metallurgical process for the Arctic deposit established that the Kennecott Sulfite Process could be developed as an economic hydro metallurgical alternative to smelting. Bulk concentrate could be amenable for processing with this novel technology.

          Historical testing showed that a clear separation of various sulfide minerals is difficult because of fine interlocking of mineral grains. It showed that the economically most important minerals, chalcopyrite and sphalerite, could be recovered into selective copper and zinc concentrates with commercial concentrate grades and good recoveries. Lead and precious metals easily reported to the copper concentrate. The production of a selective high-grade lead concentrate was not successful. Only a low-grade, silver-bearing lead concentrate (17 to 36% Pb) was obtained, containing high amounts of iron, copper and zinc. Generally, the copper concentrate grade and recovery depended on the amounts of lead and zinc prevented from floating during copper flotation and cleaning. Production of two selective copper and zinc concentrates could be confidently projected, although additional testing would be required to optimize the flow sheet and all process parameters.

          Silver was mainly associated with galena. The highest silver recovery to copper concentrate was achieved when lead was recovered as well. If galena was rejected from the copper concentrate, 20 to 40% of the silver, associated with tetrahedrite and tennantite, remained in the copper concentrate.

          Gold assaying was very sporadic during the three test campaigns and was not provided. It was noted, however, that at least 70% of the gold reported to the copper concentrate, although not enough testing was performed to predict gold recovery.

Ambler Project - Historical Drilling

          Between 1967 to July 1985, 86 holes were drilled (including 14 large diameter metallurgical test holes) totaling 16,080m. In 1998, Kennecott drilled six core holes totaling 1,492m in the Arctic deposit to test for extensions of the known resource, and to test for grade and thickness continuity. Drilling for all BCMC/Kennecott campaigns in the Arctic deposit area (1966–1998) totals 92 core holes for a combined 17,572m.

          No drilling was performed on the project between 1998 and 2003. NovaGold took control of the project in 2004. The 2004–2006 and 2008 drill programs conducted by NovaGold are described under the heading “Ambler Project – Drilling”.

Ambler Project - Historical Geophysics

          In 1998, an airborne geophysical survey of the entire claim block generated numerous electromagnetic anomalies. Additional geophysical surveys have been performed by NovaGold and are discussed under the heading “Ambler Project – Exploration”.

Ambler Project - Historical Resource Estimates

          A resource estimate was performed on the Arctic deposit by Kennecott based on 70 holes. This resource estimate was performed in 1990 and is summarized in Table 3. This estimate is considered to be that of an inferred resource. Although believed by NovaGold management to be relevant and reliable, this historical resource estimate predates the development of NI 43-101 reporting guidelines, was not estimated in compliance with NI 43-101 procedures and should not be relied on.

Table 1: Historical Resource Estimate - 1990

Classification	Tonnes (kt)	Cu%	Zn%	Pb%	Ag g/t	Au s/t
Inferred	36,300	4.0	5.5	0.8	54.9	0.7

Ambler Project - Geologic Setting

Regional Geology

          The Ambler District occurs within an east–west trending zone of Devonian to Jurassic age submarine volcanic and sedimentary rocks. VMS deposits and prospects are hosted in the Middle Devonian to Early Mississippian age Ambler Sequence, a group of metamorphosed bimodal volcanic rocks with interbedded tuffaceous, graphitic and calcareous volcanoclastic metasediments. The Ambler Sequence occurs in the upper part of the Anirak Schist, the thickest member of the Coldfoot subterrane. VMS mineralization can be found along the entire 110km strike length of the district. Hitzman notes that the 1,980m-thick Devonian age section of the Cosmos Hills, which includes the 915m-thick Bornite Carbonate Sequence, is equivalent in age to the Anirak Schist and was mineralized during the Ambler mineralizing event.

          The Ambler District is characterized by a series of east–west trending belts of rocks of increasing metamorphic grade northward across the strike of the units. The structure of the district is isoclinally folded in the northern area and thrust faulted in the southern half. The Devonian to Mississippian age Angayucham basalt and the Triassic to Jurassic age mafic volcanic rocks are in low-angle thrust contact with various units of the Coldfoot subterrane along the northern edge of the Ambler Lowlands.

District/Property Geology

          Rocks that form the Ambler schist belt consist of a lithologically diverse sequence of lower Paleozoic possibly Devonian age carbonate and siliciclastic strata with interlayered mafic lava flows and sills. The clastic strata, derived from terrigenous continental and volcanic sources, were deposited primarily by mass-gravity flow into the sub-wavebase environment of an extending marginal basin.

          NovaGold’s work shows that the Ambler sequence underwent two periods of intense, penetrative deformation. Sustained upper greenschist-facies metamorphism with coincident formation of a penetrative schistosity and isoclinal transposition of bedding marks the first deformation period. Pervasive similar-style folds on all scales deform the transposed bedding and schistosity, defining the subsequent event. At least two later non-penetrative compressional events deform these earlier fabrics. NovaGold’s observations of the structural and metamorphic history of the Ambler District are consistent with current tectonic evolution models for the schist belt, based on the work of others elsewhere in southern Brooks Range.

          The local base of the Ambler section consists of variably metamorphosed carbonates historically referred to as the Gnurgle Gneiss. NovaCopper interprets these strata as calc-turbidites, perhaps deposited in a sub-wavebase environment adjacent to a carbonate bank. Calcareous schists overlie the Gnurgle Gneiss and host sporadically distributed mafic sills and pillowed lavas. These fine-grained clastic strata indicate a progressively quieter depositional environment up section, and the presence of pillowed lavas indicates a rifting, basinal environment. The overlying Arctic-sulfide host section consists mostly of fine-grained carbonaceous siliciclastics and indicates further isolation from a terrigenous source terrain. The section above the Arctic host contains voluminous reworked silicic volcanic strata with the Button Schist at its base. The paucity of volcanically derived strata below the Arctic host section and abundance above indicates that the basin and surrounding hinterlands underwent major tectonic reorganization during deposition of the Arctic section. Greywacke sands that NovaGold interpret as channeled high-energy turbidites occur throughout the section but concentrate high in the local stratigraphy.

          Three mineralized horizons comprise the Arctic deposit: the Main Sulfide Horizon, the Upper South Horizon and the Warm Springs Horizon. The Main Sulfide Horizon is further subdivided into three zones: the southeast zone, the central zone and the northwest zone. Previous deposit modeling was grade-based resulting in numerous individual mineralized zones representing relatively thin sulfide horizons.

          Work from the 2004 campaign suggests that mineralization at the Arctic Project can be explained using two locally folded and refolded mineralized horizons. The primary exception is in the area of Warm Springs and east of Warm Springs where mineralization occurs stratigraphically higher than anticipated using this model. Thrust faulting may have an effect on massive sulfide horizon geometry in this area.

          Five lithologic groups and/or types found within the Ambler Project area include:

  Metarhyolite: Includes the Button Schist, which is described as a porphyroblastic quartz feldspar porphyry. It also includes a variety of less porphyroblastic felsic schists considered as metamorphosed rhyolitic volcaniclastic and tuffaceous rocks. Members of this group occur both stratigraphically above and below the main mineralized sequence at the Ambler Project. These units have been interpreted as separate metavolcanics, though similarities occur between the basal Button Schist and the uppermost units;

  Quartz Mica Schist: Locally contains varying proportions of carbonate, chlorite, graphite and feldspar. Protolith for these rocks may have been tuffaceous sediments, volcaniclastics and dirty carbonates;

  Talc Schist: Highly talc chlorite altered products of metavolcanic or graphitic schist units with talc in excess of 30%. Original texture often destroyed by alteration;

  Graphitic Schist: Dark grey to black, fissile, well-foliated quartz-banded schist found throughout the deposit; and

  Base-Metal, Sulfide-Bearing Schist: This is the mineralized lithology at the Ambler Project. These contain highly-altered schists containing varying amounts of talc, chlorite, barite, quartz, muscovite, carbonate and massive, relatively non-schistose zones.

          Studies in 2004 suggest the base-metal, sulfide-bearing schist is more a product of alteration than primary lithology and, as a result, should be included in the quartz mica schist group.

          The three main zones of hydrothermal alteration occurring at the Ambler Project have been defined as:

  A main chloritic zone occurring within the footwall of the deposit consisting of phengite and magnesium-chlorite;

  A mixed alteration zone occurring below and lateral to sulfide mineralization consisting of phengite and phlogopite along with talc, calcite, dolomite and quartz; and

  A pyritic zone overlying the sulfide mineralization.

          Talc has been recognized as a significant component of the mineralized assemblage at the Arctic deposit. Distribution is poorly understood at present though logging observations would suggest that the core of the antiform opening to the east or the footwall of the mineralized horizon has increased quantities. Along the mineralized horizon itself the upper limb of the antiform to the east appears to have the greatest quantity of talc and might in part be a guide to the fluid feeder of the system. Quantitative determinations of talc based on visual logging are extremely difficult due to the light green foliated texture of the talc which is difficult to discern from chlorite and muscovite species. Logging estimates are often based more on tactile characteristics of the core than visual characteristics.

          Based on this discussion, talc has been very conservatively estimated at 20% throughout the deposit. With some detailed work further defining mineral assemblages specifically solid solution relationships in chlorites and carbonates, CO2 analyses to define total amounts of Mg bearing carbonates and added ICP analyses throughout the deposit to further define the overall distribution of Mg, a strongly quantitative estimate of talc can be made in the future. An added point to grasp from the ICP analysis of talc is that high-grade copper intervals contain less talc than low grade intervals.

Ambler Project - Deposit Type

          The mineralization at the Ambler Project and within the Ambler District consists of Devonian age, polymetallic (Zn-Cu-Pb-Ag) VMS occurrences. VMS deposits are formed by and associated with sub-marine volcanic-related hydrothermal events. These events are related to spreading centers such as fore arc, back arc or mid-ocean ridges. VMS deposits are often stratiform accumulations of sulfide minerals that precipitate from hydrothermal fluids on or below the seafloor. These deposits are found in association with volcanic, volcaniclastic and/or siliciclastic rocks. They are classified by their depositional environment and associated proportions of mafic and/or felsic igneous rocks to sedimentary rocks. There are five general classifications based on rock type and depositional environment:

  Mafic rock dominated often with ophiolite sequences, often called Cyprus type;

  Bimodal-mafic type with up to 25% felsic volcanic rocks;

  Mafic-siliciclastic type with approximately equal parts mafic and siliclastic rocks, which can have minor felsic rocks and are often called Beshi type;

  Felsic-siliclastic type with abundant felsic rocks, less than 10% mafic rocks and shale rich; and

  Bimodal-felsic type where felsic rocks are more abundant than mafic rocks with minor sedimentary rocks, also termed Kuroko type.

          Prior to any subsequent deformation and/or metamorphism, these deposits are often bowl- or mound-shaped with stockworks and stringers of sulfide minerals found near vent zones. These types of deposit exhibit an idealized zoning pattern as follows:

  Pyrite and chalcopyrite near vents;

  A halo around the vents consisting of chalcopyrite, sphalerite and pyrite;

  A more distal zone of sphalerite and galena and metals such as manganese; and

  Increasing manganese with oxides such as hematite and chert.

          Alteration halos associated with VMS deposits often contain sericite, ankerite, chlorite, hematite and magnetite close to the VMS with weak sericite, carbonate, zeolite, prehnite and chert more distal. These alteration assemblages and relationships are dependent on degree of post deposition deformation and metamorphism. A modern analog of this type of deposit is found around fumeroles or black smokers in association with rift zones.

          At the Arctic deposit, sulfides occur as semi-massive (10 to 30% sulfide) to massive (>30% sulfide) layers, typically dominated by pyrite with substantial disseminated sphalerite and chalcopyrite and trace amounts of galena

Ambler Project - Exploration

          Exploration on the Ambler Project was intermittent between discovery in 1965 and 1998. From 1998 until 2003, there was no work performed on the Ambler Project. NovaGold entered into negotiations with Kennecott to explore the Ambler Project in mid-2003. Negotiations were completed and an exploration agreement signed on March 23, 2004. Since 2004, NovaGold has been performing project level and regional mapping, drilling, geophysics and geochemical surveys. NovaGold purchased Kennecott’s ownership in January, 2010 and continues exploration activities at the Ambler Project.

          The 2004 drilling focused on the Arctic deposit area and was principally designed to verify the grade and continuity of the mineralized intercepts encountered in the previous drill campaigns. Eleven holes totaling 2,996m were drilled in potential extensions of mineralization and on an adjacent geophysical anomaly. During 2005, approximately 3,030m of core drilling was completed, and in the 2006 field season an additional 3,010m of drilling in 12 drill holes was completed. The 2006 program focused on regional extensions and included drilling at the Dead Creek, Sunshine Creek, COU and Red prospects. NovaGold completed a 14 hole drill program totaling 3,306m in 2008. All holes were designed to infill within the then defined resource area, and three holes were drilled for metallurgical testing purposes. None of the assay results were available at the time of construction of the original 2008 resource model.

          Local and regional mapping performed during the 2005–2006 mapping program enabled Paul Lindberg, contracted to NovaGold, to complete a model of an unfolded view of the Arctic deposit geology. These results provide a good platform on which to build subsequent models of original zoning patterns, changing thicknesses and other laterally variable characteristics of the deposit.

          A total of 2,106 stream silt and soil samples were collected during the 2004 mapping program as part of an effort to develop a regional geochemistry model for future district exploration. This program was carried out by NovaGold personnel and the model is still being developed.

          During 2005, two Time Domain Electro-Magnetic (“TDEM”) induction ground surveys were performed at the Arctic deposit and COU. COU is within the claim block and is a significant anomaly of similar size and tenor a few kilometers to the northwest of the town of Ambler. The 2006 exploration program focused on a regional basis to extend existing mineralization and to identify new mineralized targets within the claim block, and included 13 TDEM surveys performed to enhance previous work performed by Kennecott in 1998. Data evaluation is ongoing.

          Oriented data were collected from select angle drillholes. The clay impression method was used to orient the core with data capture done using a circular protractor for beta values and a standard protractor for alpha values. The majority of oriented measurements were of foliation with a NW strike and a SW dip, similar to those observed on the surface.

          Exploration activities at the Ambler Project have been performed within industry standards using appropriate models and techniques for a VMS target. SRK agrees with the techniques used at this project.

Ambler Project - Mineralization

          Mineralization at the Arctic deposit occurs as stratiform semi-massive to massive sulfide beds. The sulfide beds average 4m thick but vary from less than 1m up to 18m thick. The bulk of the mineralization is within four zones located between two thrust faults, the upper Warm Springs Thrust and the Lower Thrust. A smaller fifth zone is located below the Lower Thrust. All of these zones are within an area of roughly 1km, with average zone length ranging from 850m to 600m and width ranging from 700m to 350m. Mineralization has been defined to a depth of approximately 250m below the surface and is open in several areas. Host rocks are primarily graphitic chlorite schists and fine-grained quartz sandstones.

          Marginal to the Arctic deposit, mineralization is locally present as discontinuous thin, “wispy” sulfide bands. No stockworks or stringers in association with the mineralization have been observed. These features are common in near-vent VMS deposits. Much of the core from the 2004 and 2005 programs within the deposit exhibits characteristics and textures common to replacement-style mineralization.

          Mineralization is predominately coarse-grained sulfides consisting mainly of chalcopyrite, sphalerite, galena, pyrite and pyrrhotite, and may or may not include tetrahedrite. Tetrahedrite-tennantite, electrum and enargite are also present in minor amounts. Pyrite is commonly associated with the massive sulfide horizons, and pyrrhotite and arsenopyrite are present in lesser amounts. Gangue minerals associated with the mineralized horizons include quartz, barite, white mica, black chlorite, calcite, dolomite and cymrite, while talc is common in the footwall.

Ambler Project - Drilling

          Between 1967 to July 1985, 86 holes were drilled (including 14 large diameter metallurgical test holes) totaling 16,080m. In 1998, Kennecott drilled six core holes totaling 1,492m in the Arctic deposit to test for extensions of the known resource, and to test for grade and thickness continuity. Drilling for all BCMC/Kennecott campaigns in the Arctic deposit area (1966–1998) totals 92 core holes for a combined 17,572m.

Ambler Project - Drill Program and Objectives

          The 2004 drilling focused on the Arctic deposit area and was principally designed to verify the grade and continuity of the mineralized intercepts encountered in the previous drill campaigns. Alternate geologic models for the Arctic deposit were investigated through surface mapping, drill core re-logging and re-interpretation of previous drill results. Eleven holes totaling 2,996m were drilled. Significant mineralized intervals were encountered in eight of the eleven holes drilled in the program. The twin and infill drilling confirmed previously drilled intervals of base-metal mineralization.

          Drilling in 2005 again focused on extending and confirming mineralization, particularly in the lower limb of the Arctic Antiform. Approximately 3,030m of core drilling was completed and, although good mineralization was encountered in several holes, structural discontinuities appear to limit expansion of mineralization to the south and east. Results suggest that the model remains open to the northeast and that the faulted off-root zone has yet to be identified. Drill spacing for all programs is dependent on the steep, rugged terrain for locating drill rigs; however, it varies from 90 to 120m. Sections have been drawn at 61m intervals.

          During the 2006 field season, an additional 3,010m of drilling in 12 drillholes was completed. This drill program was focused on a more regional basis to extend existing mineralization and to identify new mineralized targets within the Ambler Project. These holes were drilled at the Dead Creek, Sunshine Creek, COU and Red prospects.

          NovaGold completed a 14 hole drill program totaling 3,306m in 2008. All holes were designed to infill within the Arctic deposit, and three holes were drilled for metallurgical testing purposes.

          All NovaGold drill core was logged, photographed and sawn, with half sent to the lab for analyses and half stored near the property. Core logging was done using metric measurements. Lithology and visual alteration features were captured on observed interval breaks. Mineralization data, including total sulfide (recorded as percent), sulfide type (recorded as a relative amount), gangue and vein mineralogy were collected for each sample interval with an average interval of approximately 2m. Structure data were collected as point data. Geotechnical data (core recovery, RQD) were collected along drill run intervals. Using the 2004 logging procedure as a guide, data from the earlier campaigns were taken from those drill logs and entered into the database, with a focus on mineralization information.

          The overall objectives of the three drill programs were:

  Verification of mineralized intercepts from previous drill campaigns (twin holes);

  Continuity of higher grade intercepts in the central part of the resource area (infill holes);

  Exploring possible extensions of mineralized zones; and

  Recording data electronically and building a 3-D model of the Arctic deposit.

Ambler Project - Drill Results

          Significant mineralized intervals were encountered in eight of the 11 holes drilled in 2004. Twin and infill drilling confirmed previously drilled intervals of high-grade base-metal mineralization. The results of the 2004 drilling program show a high degree of variability in thickness and grade within areas of the deposit.

          Drillholes designed to test extension of the Arctic deposit failed to extend significant mineralization. Some holes encountered locally anomalous or lower grade material, possibly representing distal mineralization. An abrupt decrease in grade occurred in AR04-81 below a fault zone, suggesting that the mineralized zones may be offset or folded south of the known deposit. AR04-87 was abandoned due to an inability to penetrate a major fault zone, and was subsequently re-drilled as AR04-88. This hole ended at 387.6m in altered quartz muscovite schist, short of the targeted Button Schist.

          In April 2005, NovaGold made plans to drill 3,000m on the south and east fringe of the Arctic deposit through the projected elevation of the lower sulfide limb, completing a downhole TDEM geophysical survey and extending the geologic mapping from the Arctic deposit area northwest toward Dead Creek. Work completed toward extending the lower sulfide limb included nine holes totaling 3,030m. Of these, two failed to achieve their targeted depth.

          Frontier Geosciences, Inc. (“Frontier”) was contracted to complete downhole probing of selected holes at the Ambler Project. They also completed a large loop TDEM survey over the Ambler Project area. Because mapping indicated permissive stratigraphy coincident with the airborne anomaly west of Riley Ridge, Frontier completed an additional TDEM loop survey over the anomaly core.

          NovaGold geologists completed geochemical sampling of all NovaGold core and spot sampling of much of the historical BCMC/Kennecott Minerals Arctic core. This work is ongoing and will allow NovaGold to build a reasonably comprehensive lithogeochemical model of the Arctic deposit.

          The 2006 drilling program completed 3,010m in 12 holes. This program was performed to test mineralization extensions and geophysical anomalies outside the immediate Arctic deposit area, but within the claim block. These holes were drilled at the Dead Creek, Sunshine Creek, COU and Red prospects.

          NovaGold completed a 14 hole drill program totaling 3,306m in 2008. All holes were designed to infill within the currently defined resource area, and three holes were drilled for metallurgical testing purposes.

          At Dead Creek, the holes were located based on a combination of geophysics and geology. Each hole penetrated the targeted stratigraphy, and showed that the sulfide system diminishes to the north and east but remains open to the south and west. One of the Back-Door Creek holes penetrated an 8m zone that contained several 2 to 7cm-thick pyrrhotite bands, but with only a trace of chalcopyrite. This zone correlates stratigraphically with a mineralized interval in a nearby historical hole, suggesting metallic mineral zonation from pyrite and base-metal sulfide to pyrrhotite.

          Drilling in the Sunshine Creek area tested the western extent of mineralization observed in historical drill holes, which is interpreted to be two sulfide-bearing horizons that lie sub-parallel to the stratigraphy, above a carbonate package. NovaCopper interprets the two mineralized horizons as limbs of an F2 anticline. Drill intercepts from 2006 that correlate with these two horizons had significantly lower grade and were thinner than historical intercepts. Preliminary results indicate that the sulfide horizon becomes dominated by pyrrhotite to the west. NovaCopper currently interprets this compositional change to represent a more distal portion of the mineralized system.

          Drilling at COU was performed to investigate an electromagnetic anomaly and consisted of one hole. The source of this anomaly was a thick sequence of graphitic black schist that contained abundant continuous pyrrhotite bands. Downhole a few hundred meters it was recognized that the hole was still in the hanging wall to the stratigraphic package that hosts the Ambler Project. This resulted in extending the hole. The hole was stopped slightly above its target because of safety considerations. This hole has proven vital to NovaCopper’s understanding of the regional F2 folds and to the stratigraphic stacking order in this area.

          NovaGold drilled four holes into the Red prospect, located in the lowlands of the Kogoluktuk Valley, about 5km east of the Ambler Project. These holes tested an electromagnetic anomaly and intersected a sulfide vein system hosted by siltstone believed to underlie the Gnurgle Gneiss. The veins have a quartz-calcite-fluorite gangue, and their margins commonly contain concentrations of secondary brown biotite, suggesting an affinity to relatively high-temperature potassic alteration. The F1 structural fabric deforms the veins, suggesting that they are relatively old. The vein style of mineralization makes this occurrence unique in the district.

          An ongoing effort to gather and compile data for a new resource model for the Arctic deposit includes re-logging of historical drill core, detailed logging of individual mineralized intersections at 1:50 scale and work with hole-to-hole correlations.

          Multiple drillhole intersections have resulted in a reasonably accurate knowledge of the orientation of the mineralization. Mineralization follows enclosing stratigraphic layering and is further defined, except where tightly folded, by bedding parallel to bedding subparallel foliation.

          Most holes intersect the mineral zone nearly perpendicular to foliation and to the mineralization, so the intersections represent near true thickness. Exceptions are where mineralized zones wrap around tight fold hinges, but these instances are rare.

Ambler Project - Sampling Method and Approach

          The sampling protocol for all the NovaGold drill programs at the Ambler deposit from 2004–2008 was the same. Core logging geologists mark the sample intervals, which range from 1 to 3m in length. Varying rock types, lithologic contacts and mineralized zones influence sample interval selection. Sample boundaries are placed at lithologic contacts. Each hole was sampled in its entirety, even in areas that encountered significant intervals of unmineralized core. Sample intervals of 2 to 3m are most common in weakly to unmineralized core, and sample intervals of 1 to 2m are more common in mineralized zones or areas of varying lithology. Sample intervals used are well within the width of the average mineralized zone in the resource area. This sampling approach is considered sound and appropriate for this style of mineralization and alteration. Core recovery was good to excellent, resulting in quality samples with little to no bias. There are no known drilling and/or recovery factors that could materially impact accuracy.

          Sampling of drill core prior to 2004 by Kennecott and BCMC focused primarily on the mineralized zones. During the 1998 campaign, Kennecott did sample some broad zones of alteration and weak mineralization, but much of the unaltered and unmineralized rock remains unsampled. ALS Chemex was also used for analyses conducted by Kennecott.

          Earlier BCMC sampling was even more restricted to mineralized zones of core. Intervals of visible sulfide mineralization were selected for sampling and analyses were conducted by Union Assay Office Inc. of Salt Lake City, Utah. Numerous intervals of weak to moderate mineralization remain unsampled in the historic drill care. NovaGold conducted some limited sampling of this historical drill core to gain a better understanding of trace element distribution around the Arctic deposit. During the relogging of much of this historical core, 1m intervals were selected over each 10m of unmineralized core. These 1m intervals were sawn in half, with one-half returned to the box and the other half placed in a bag, labeled and sent to the laboratory for analysis. This type of sampling was used to determine trace element distribution about the deposit; none of the mineralized zones were sampled in this way.

          With the lack of outcrop in a folded metamorphic terrane, it is necessary to have a good understanding of the geologic model to predict positioning of the drill to get a sample of true thickness in the mineralized zone. NovaGold has been diligently relogging core and mapping the project to gain this understanding. The use of oriented core is very important to this interpretation. SRK has confidence that the samples collected at the Ambler Project are representative of the geometry of the mineralized zone.

Ambler Project - Sample Preparation, Analyses and Security

          The core from the NovaGold programs was sawn in half, with half sent to labs in Fairbanks, AK for sample preparation and the other half returned to the core box for storage. Samples were crushed to 70% <2mm and a nominal 250g split was sent to Vancouver, B.C. for analysis by ALS Chemex. There the splits were pulverized to 85% <75um. Initial gold analysis was done by FA-AAA on a nominal 30g split of the pulp. Samples returning over limit gold values (>10ppm) were rerun using fire assay techniques. Initial results for all other elements (27) were done via four acid digestion ICP analysis on a nominal 25g split of the pulp. Samples with over limit values for copper (>10,000ppm), lead (>10,000ppm), zinc (>10,000ppm) or silver (>100ppm) were rerun using AA techniques.

          Gold values for duplicate samples (both blind and laboratory) from 2004 and for those samples re-assayed from earlier programs locally showed high variability, indicating a possible nugget effect. As a result, a series of samples was selected for MSA analysis. Results are pending.

          A QA/QC program was instituted for the 2004 drill program and utilized for subsequent programs. Samples were broken into 20 sample batches that included three QA/QC samples. The QA/QC samples included one duplicate, one blank and one standard. Duplicate samples were prepared at the prep facility by taking a second split from the entire prepped sample. A local limestone source was used as the blank material. A series of samples taken from the source area and assayed confirm that the limestone is a suitable blank material. The standard material was obtained from WCM Minerals of Burnaby, B.C. A base-metal standard was selected that best represented the grade of the Arctic deposit mineralization. Samples were either in the custody of NovaGold personnel or the assay labs at all times.

          A search was made through Kennecott’s Reno, NV warehouse for sample pulps from pre-1998 drill campaigns. A total of 290 pulps were located, mainly from the earliest drill programs, and sent to ALS Chemex Labs in Vancouver, B.C. for analysis. The samples were analyzed for gold by FA-AAA as well as 27 additional elements by ICP analysis (see analytical description). Samples were arranged in batches of approximately 20, each with inserted QA/QC samples. Of the 290 total pulps, 11 contained insufficient volume for any analysis. The variable number of sample pairs is the result of either insufficient sample size for analysis of select elements in 2004 (mainly over limits) or because some elements were not selected for assay in earlier campaigns. Zinc, silver and gold analyses all compared favorably. While lead showed the largest variability, the average grades are relatively low, thereby having little effect on the tonnage value. Copper values also had high variability and averaged 10% lower than the original values. ALS Chemex has attained ISO 9001:2000 registration. In addition, the ALS Chemex Vancouver laboratory is accredited to ISO 17025 by Standards Council of Canada for a number of specific test procedures including fire assay Au by AA, ICP and gravimetric finish, multi-element ICP and AA Assays for Ag, Cu, Pb and Zn.

          The apparently poor reproducibility of historic assay values is likely a sign of a highly variable deposit, and not an assaying issue. While sample assays are suitable for this PEA, further analysis and comparisons are recommended for prefeasibility.

          The QA/QC data appears to be reasonable for a program of this scope, a few discrepancies exist which are normal. A formal assessment should also be done before prefeasibility, and any significant problems addressed by re-assaying samples which had issues.

Ambler Project - Data Verification

          NovaGold performed a review of existing Ambler Project data at the Kennecott offices in Salt Lake City, Utah with a focus on data relating to the Arctic deposit. Numerous reports and studies were scanned. All available assay certificates as well as the current database were copied and/or scanned. All pre-2004 drill assay values in the database provided by Kennecott were compared to assay values from the original assay certificates. Local discrepancies, mainly associated with precious metal results, were identified and corrected.

          SRK was supplied with paper and scanned electronic certificates for the pre-2004 programs. Assay certificates for 472 samples out of 1,854 of these samples were unavailable for review. SRK checked 10% of pre-2004 assay certificates against the database. Only minor typographical discrepancies were found and corrected. All of the highest 5% grades of all five elements were checked where available. SRK also received electronic certificates (CSV text files) for 2,612 assays (88% of the NovaGold Ambler samples) from the 2004–2005 drilling/sampling program, which also included numerous samples selected from previously drilled core. All of these assays were verified successfully with the provided database. QA/QC data was also made available for the 2005 sampling program, consisting of 166 duplicate samples, 282 standards and 293 blanks. These samples were well within acceptable limits. Although a few of the paper certificates were unavailable, the available certificates provided reasonable assurance that the database is accurate.

Ambler Project - Mineral Resource Estimate

          The mineral resource estimate was prepared by Russ White, P.Geo, Associate Resource Geologist at SRK Denver. Grade estimations were made using Ordinary Kriging based on a three-dimensional block model constructed using Vulcan® commercial mine planning software. The project limits are based on a UTM coordinate system (NAD 1927, Zone 24), and the block model is based on a parent block size of 5m X x 5m Y x 5m Z, with a sub-cell size of 5m X x 5m Y x 0.2m Z. Five mineralized massive sulfide zones have been defined along a northeasterly striking corridor, with all zones tending to dip moderately to the southwest. The mineralization at the Arctic deposit occurs as massive sulfide lenses hosted within weakly to unmineralized schistose country rocks. Potentially economic mineralization is associated with coarse-grained sulfides, For the resource estimation work, all of the massive sulfide zones are collectively referred to as the Arctic deposit.

          The resource estimate has been generated from composites derived from drill hole sample assay results, and is constrained by manually interpreted sulfide bed boundaries constructed by SRK. No three dimensional geologic model was utilized to constrain the resource estimate. Grade interpolation parameters have been defined based largely on the geologic understanding of controls on mineralization, drillhole spacing and geostatistical analysis of the data. The resources have been classified by their proximity to the sample locations and number of drill holes used to inform the blocks. SRK finds the resource model and resource classification to be acceptable for resource reporting under CIM guidelines.

          The drillhole database used for resource estimation consists of 119 core holes, 96 of which intercepted significant mineralization. Of the approximately 25,000m drilled within the resource, 4,808 intervals were sampled representing 9,128m of sampled drilling. Sample lengths vary from 0.1 to 12m, and average about 1.9m. Each interval contains assays for copper, zinc, lead, gold and silver, as well as codes for lithology and mineralized zone. In 2008, NovaGold completed an additional 14 hole drill program totaling 3,306m. All holes were designed to infill within the currently defined resource area, and three holes were drilled for metallurgical testing purposes. None of the assay results were available at the time of constructing the original 2008 resource model and are not included in the current resource. SRK recommends that the results of this program be incorporated into the next resource model update.

          A separate database table includes specific gravity (“SG”) measurements for 404 samples taken from 47 drillholes.

Ambler Project - Resource Classification and Mineral Resource Statement

          The mineral resources have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (November 2005). The PEA contained herein includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will ever be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

          Resources in the MS zones, which were estimated by the first (50m) search, were classified as indicated. This is roughly based on a distance that is twice the variogram range and within one cross section distance inside a modeled shape, which is based on correlated intervals. All blocks outside of the MS zones, and all other estimated blocks too distant from the samples for the first pass, were classified as inferred. No resources were classified as measured. Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category.

Table 2: Mineral Resource Statement (as of May 9, 2011)

Resource Category	Zone	Tonnage (kt)	Metal Grades					Contained Metal
			Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Ag (g/t)	Cu (klb)	Zn (klb)	Pb (klb)	Au (koz)	Ag (koz)
Indicated	1 2 3 4 11	5,293 2,982 1,964 6,089 517	4.56 4.36 3.66 3.82 4.16	6.45 5.82 5.98 6.00 3.32	1.05 0.80 0.93 0.98 0.34	0.96 0.52 0.52 1.01 0.25	62.77 45.76 51.02 68.71 32.86	532,571 286,906 158,357 513,088 47,400	752,305 382,593 259,080 805,142 37,854	122,428 52,831 40,173 130,965 3,859	163 50 33 197 4	10,683 4,387 3,222 13,451 546
	All Zones	16,845	4.14	6.02	0.94	0.83	59.62	1,538,322	2,236,974	350,255	447	32,289
Inferred	0 1 2 3 4 11	1,191 3,166 1,559 1,307 4,492 373	2.18 3.91 4.06 3.83 3.28 4.25	2.24 5.74 5.60 5.13 4.95 3.30	0.70 0.93 0.74 0.63 0.83 0.35	0.34 0.76 0.43 0.44 0.87 0.29	4.17 54.98 43.40 48.08 57.56 33.65	57,114 273,161 139,424 110,404 324,875 34,945	58,716 400,765 192,610 147,864 489,789 27,137	18,474 64,808 25,317 18,292 81,815 2,905	13 77 22 18 126 3	159 5,596 2,175 2,020 8,312 404
	All Zones	12,087	3.53	4.94	0.79	0.67	48.04	939,923	1,316,882	211,610	260	18,667

Notes:

(1)

Mineral Resources have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (November 2005). The PEA contained herein includes inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
(3)	Resources stated as contained within potentially economically minable underground shapes above a $75.00/t NSR cut-off.

(4)

NSR calculation is based on assumed metal prices of $2.50/lb for copper, $1.00/lb for zinc, $1.00/lb for lead, $1,000/oz for gold and $16/oz for silver. A mining cost of $45.00/t and combined processing and G&A costs of $31.00 were assumed to form the basis for the resource NSR cut-off determination. Note: these metal prices and operating costs differ from those used for the cash flow model.

(5)	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not sum due to rounding.
(6)

The above table refers to “indicated resources” and “inferred resources” which have been determined in accordance with Canadian securities regulations (under NI 43-101), which differ from the SEC’s standards for resource classification. See “Risk Factors”.

Ambler Project - Environmental Considerations

          Development of the Ambler Project will be subject to extensive environmental baseline analyses, environmental impact assessment and evaluation, and associated permitting requirements reflective of the direct, indirect and cumulative impacts associated with full project build-out, and the sensitive environment in which it is to be constructed. Development of the Ambler Project will include significant infrastructure development including the mine, mill, tailings impoundment and ancillary facilities, including on-site employee housing, as well as off-site infrastructure such as power generation and communications, and surface access. An existing year-round airstrip near the site capable of accommodating charter aircraft for a complete fly-in/fly out year-round operation will be used. The complexity of the environmental impact review and permitting the various facilities will be dependent on siting of facilities in relationship to the various river basins and valleys surrounding the Ambler Project development target areas. Further, the Ambler Project will be situated near a number of parks and protected areas, including Kobuk National Park located 80km west, the Great Kobuk Sand Dunes and the Kobuk Valley and Selawik Wilderness areas 30 to 40km west, Selawik National Wildlife Refuge 20 to 25km southwest and the Gates of the Ambler National Park and Preserve approximately 80km northeast.

          Due to the preliminary stages of this Project, it is difficult to assess what specific permitting requirements will ultimately apply to the Ambler Project. Therefore, it is equally difficult to fully assess the proper content of specific baseline data gathering programs and/or the scope of the environmental review and project alternatives. Until all aspects of the Ambler Project are defined and further refined, it is difficult to list what required permits are anticipated and what timelines might be involved to complete environmental reviews and permitting processes. While it is envisioned that the Ambler Project will operate as a “zero-discharge” facility, significant baseline conditions assessment and facilities design and engineering will be required to establish the viability of such. The duration of time required for full project refinement may evolve during the environmental review and permitting processes and will directly correlate with the overall permitting timeline which is unknown at this time. There can be no assurance that the Ambler Project will be able to obtain or maintain all necessary licenses or permits or that the Ambler Project will obtain and maintain such licenses or permits on terms that enable operations to be conducted at economically justifiable costs.

          Key subjects requiring further study include:

  Project definition - substantial scientific and technical data still must be collected prior to the finalization of the Ambler Project definition.

  Alternatives – what alternatives to the Ambler Project definition are feasible.

  Socio-environmental studies - Archaeological, cultural resources, biological environmental (including wildlife migration and special status plants and wildlife species) studies must be completed for the Ambler Project site, service and/or access road rights of way and any other facilities that may be located outside the immediate vicinity of the mine. As required by the National Environmental Policy Act (“NEPA”), a direct, indirect and cumulative affects assessment would need to be conducted. It is anticipated that the project will require preparation of an Environmental Impact Statement. Additional studies will be required to review project alternatives on minimization of impacts to reduce the potential mitigation required.

  Acid generating potential - preliminary data obtained from historic reports indicate that the waste rock and tailings could potentially exhibit AGP concerns.

  Effluent management – viability of “zero discharge” facility to be studied.

  Stream impact - there is a potential that Subarctic Creek and/or the associated riparian zone along with various other additional streams and/or surface water features will be impacted by encroachment of Project facilities.

  Hydrogeology - additional technical analyses will be required to assess hydrogeological conditions, including groundwater flow and potential fate and transport analyses.

  Community engagement and perceptions - the potential for impacts real or perceived to the subsistence hunting and fishing opportunities for the local population could result in public opposition to the Ambler Project. Early and expanded community engagement and governmental affairs programs will aid in minimizing these anticipated risks. As part of the NEPA process, it is anticipated that there will be public involvement through the scoping process.

  Subsistence hunting/fishing - the perceived impacts to the subsistence hunting and fishing opportunities for the local population could result in public opposition to the Ambler Project, resulting in additional environmental review, permitting requirements and/or delays. Alternative studies may be required to determine preferred options.

  Affected Environment- technical analyses on air quality and climate, topography, geology, geotechnical considerations, surface water quality and hydrology, ground water quality and hydrology, aquatic resources, soils, vegetation and wetland, wildlife, recreation, visual resources, land use and noise.

          In 2010, the Ambler Project initiated an assessment of baseline hydrology, water quality and aquatic life. Additional studies will be needed on the environmental resources of the Ambler Project area in order to adequately define and establish baseline conditions at the site. The studies that have been performed are largely based on historical geological and geochemical data in order to characterize the rock mass. However, based on the rock mass characterization performed and summarized in these reports, ARD will likely be an issue addressed during Project design in order to get operating permits. There is no assurance all approvals or required license and permits will be obtained.

          The Ambler Project will require multiple permits from regulatory agencies and other entities at the Federal, State and local (Borough) levels. Due to the remoteness of the Ambler Project and lack of existing infrastructure, it is likely that a substantial environmental review and significant permitting effort will also be a part of the development of support infrastructure. Both mine and infrastructure-related environmental review and permitting efforts will be heavily focused toward water and air quality permits, specifically, how those permits could administer discharges, emissions and other waste management aspects associated with the operational facilities. Given the remoteness and environmentally sensitive location of the Ambler Project, the environmental review and permitting process may be protracted over that which would be expected at a similar facility in or near a more developed area. It is possible that a legal challenge could be brought through one or more of these requirements or processes that could delay, increase costs or require the suspension of one or more permits.

          The NEPA and the Council of Environmental Quality (“CEQ”) Regulations 40 CFR parts 1500–1508 will govern the Federal environmental permitting process for the Ambler Project. Issuance of permit(s) by a Federal agency constitutes a Federal action, which by law requires review through the NEPA process. Since development of the Ambler Project would require a number of Federal level permits, the Ambler Project will most likely be required to complete the NEPA process.

          The NEPA process requires that all elements of a project and their direct, indirect and cumulative impacts be considered. A reasonable range of project alternatives are evaluated to assess their comparative environmental impacts, including consideration of feasibility and practicability. Typically, mining projects of this magnitude require the preparation of an Environmental Impact Statement (“EIS”). The Alaska Division of Environmental Conservation (“ADEC”) could act as the lead state agency with responsibility to coordinate the state permitting process. Upon completion of the NEPA process, it is anticipated that a Record of Decision (“ROD”) will be prepared by one or more agencies that presents the preferred alternative for the Ambler Project and the basis for the decision. Federal, state and local agencies needing to issue permits for the operation of the Ambler Project will then be able to take whatever steps are needed to complete the applicable permitting process and impose whatever restrictions or covenants may apply.

          No assurance can be given that new laws and regulations will not be enacted or that exiting laws and regulations will not be applied in a manner that could limit or curtail the Ambler Project. Amendments to current laws, regulations, licenses and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Ambler Project and cause increases in capital expenditures or production costs, or reduction in levels of production, or abandonment, or delays in the development of the business.

Ambler Project - Current Activities

          Field work at the Ambler project during 2011 included approximately 7,100 metres of exploration and geotechnical drilling. Exploration drilling focused on the Bornite target and geotechnical drilling to provide structural information on the Arctic deposit for a greater understanding of the deposit as well as subsurface hydrologic information. In addition, significant progress was made in establishing camp infrastructure to support larger field programs including the building of a 40-man camp near the Bornite deposit. The 2012 work program will focus on advancing the environmental and engineering studies required to initiate a pre-feasibility study for the project, with geotechnical, metallurgical and hydrological studies as well as environmental baseline data collection. Significant exploration drilling is planned for 2012 on the Bornite target as well as additional prospects in the area. Exploration drilling is planned for prospects in the Ambler belt which have been identified through further analysis and mapping during 2011.

Bornite Deposit

          The Bornite Deposit is located on the recently consolidated approximately 146,500-hectare Upper Kobuk Mineral Project located in the Ambler mining district of Northwest Alaska which is approximately 26 kilometers southwest of the Arctic deposit and hosts a high-grade copper and zinc mineral resource.

          In 2011, initial drilling (the “2011 Initial Drill Program”) was focussed on verifying historical mineralized zones with a series of diamond drill holes (“DDHs”), designated as RC11-181 to 186. NovaGold, completed a series of exploration holes, designated as RC11-187 to 194, to test possible extensions of mineralization and carried out an initial deep dipole/dipole Induced Polarization (“IP”) survey which showed highly promising results in defining stratigraphy and mineralization.

          Highlights of the 2011 Initial Drill Program are as follows:

•	RC11-181 intersected 17.6 metres grading 8.4% copper. Overall the hole intersected four mineralized intervals totaling 122.3 metres averaging 2.3% copper;

•	RC11-182 intersected two mineralized intervals totaling 93.2 metres averaging 2.1% copper including 18.9 metres grading 3.4% copper and 15.9 metres of 3.6% copper;

•	RC11-183 intersected 6.8 metres grading 24.5% copper within a mineralized interval totaling 26.3 metres grading 6.7% copper; and

•	RC11-184 intersected 5.5 metres grading 28.5% copper within a mineralized interval totaling 31.9 metres grading 5.4% copper.

          Initial exploration drilling was equally successful. Most importantly, exploration drilling on the east and northeast sides of the deposit encountered significant mineralization in DDH RC11-187 which drilled a continuous interval of 178 metres grading 3.9% copper included a very significant high-grade intersection of 34.7 metres grading 11.4% copper.

          Significant intercepts are shown in the table below. A total of 11 drill holes were completed and NovaCopper has received assays from the first five holes. The total metres drilled at Bornite are approximately 6,000 meters and NovaCopper expects results from an additional six holes by the end of the year.

          Following the release of the results of the 2011 Initial Drill Program further drilling occurred on the Bornite target which produced significant new drill results (the “2011 Subsequent Drill Program). The results of the 2011 Subsequent Drill Program complement major intersections achieved in the 2011 Initial Drill Program.

          Highlights of the 2011 Subsequent Drill Program are as follows:

  RC11-194 intersected two mineralized intervals totalling 110.6 meters averaging 2.6% copper including 11.8 meters grading 7.5% copper;

  RC11-185 intersected 18.1 meters grading 3.8% copper. Overall the hole intersected two mineralized intervals totalling 121.3 meters averaging 1.4% copper;

  RC-186 intersected three mineralized intervals totalling 153.1 meters averaging 1.2% copper including 67.8 meters grading 1.4% copper and 59.2 meters of 1.0% copper; and

  receipt of assay over-limits on Hole RC11-187 results in revised mineralization intervals of 178 meters grading 4.0% copper and a high-grade intersection of 34.7 meters of 12.0% copper.

          In addition to successful confirmation of the 2011 Initial Drill Program, exploration drilling to the northeast of the Bornite deposit encountered significant mineralization in a new area identified as the South Reef. Specifically, RC11-194 which drilled 110.6 meters of 2.6% copper, including 11.8 meters grading 7.5% copper, intersected the South Reef 700 meters along strike from RC11-187 which, as previously announced in the news release on November 10, 2011, exhibited a continuous interval of 178 meters grading 4.0% copper and a very high-grade intersection of 34.7 meters grading 12.0% copper. The South Reef which remains open is demonstrated in section ‘C-C’ attached and will be a focus of Bornite exploration drilling in 2012 to enable a resource estimate to be completed on this highly prospective zone. Details of the 2011 Subsequent Drill Program are included in the table below.

Table 3: Bornite Significant Drill Intervals

	Depth from	To	Core interval metres	core interval feet	Cu %	Co %	Au gpt	Ag gpt
DDH RC11-181	264.3	300.6	36.3	119.1	4.36	-	-	-
including	*283.0	300.6	17.6	57.7	8.35	0.09	0.09	8.8
	372.8	388.0	15.2	50.0	1.58	-	-	-
	410.4	454.0	43.6	143.0	1.01	-	-	-
	536.1	563.3	27.2	89.1	1.87	-	-	-
4 intervals			122.3	401.2	2.27	-	-	-
DDH RC11-182	168.6	245.9	77.3	253.6	1.85	-	-	-
including	*212.0	230.9	18.9	62.0	3.43	-	-	-
	270.7	286.5	15.9	52.0	3.57	-	-	-
2 intervals			93.2	305.6	2.14	-	-	-
DDH RC11-183	304.2	330.5	26.3	86.3	6.73	-	-	-
including	*323.7	330.5	6.8	22.1	24.47	0.14	0.57	21.0
1 interval			26.3	86.3	6.73	-	-	-
DDH RC11-184	302.3	334.2	31.9	104.7	5.41	-	-	-
including	*328.7	334.2	5.5	18.0	28.50	0.44	0.44	30.9
1 interval			31.9	104.7	5.41	-	-	-
DDH RC11-185	122.7	204.2	81.5	267.3	1.64	-	-	-
including	*173.74	191.8	18.1	59.4	3.78	-	-	-
	280.2	320.0	39.8	130.6	0.89	-	-	-
2 intervals totaling			121.3	398.0	1.39	-	-	-
DDH RC11-186	12.9	38.9	26.1	85.6	1.20	-	-	-
	148.1	207.3	59.2	194.2	1.05	-	-	-

	279.4	347.2	67.8	222.6	1.43	-	-	-
3 intervals totaling			153.1	502.3	1.24	-	-	-
DDH RC11-187**	408.0	586.0	178.0	584.1	4.01	-	-	-
including	*458.7	493.4	34.7	113.8	12.03	0.10	0.16	5.4
1 interval totaling			178.0	584.1	4.01
DDH RC11-192	396.1	480.7	84.6	277.4	1.54	-	-	-
1 interval totaling			84.6	377.4	1.54	-	-	-
DDH 11-194	629.6	639.2	9.6	31.5	3.53	-	-	-
	661.1	762.1	101.0	331.4	2.56	-	-	-
including	*750.33	762.1	11.8	38.7	7.51	0.05	0.36	-
2 intervals totaling			110.6	362.9	2.64	-	-	-

Footnotes to Drill Interval Table:

1.	Results are core intervals and not true thickness. Mineralization is believed to be generally tabular and shallow dipping.
2.	Significant interval defined as a minimum 20.0% x-metre Cu interval.
3.	Cutoff grade of 0.5% Cu.
4.	Internal dilution up to six continuous metres of <0.5% Cu.
5.	Intervals of <0.1g/t Au, <0.05% Co and <5.0 g/t Ag not reported.
6.	Significant quantities of Au, Ag, and Co are reported in high-grade intervals.
7.	Some rounding errors may occur.
8.	Intervals >3.0% Cu are highlighted.

Bornite Deposit - Quality Control

          The drill program and sampling protocol were managed by qualified persons employed by NovaGold. The diamond drill holes were typically collared at HQ diameter drill core and reduce to NQ diameter during the drilling process. Samples were collected using a 0.5 -metre minimum length, three-metre maximum length and 1.5 -metre average sample length. Drill core recovery averaged 95%. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was sawn, with half sent to ALS Chemex in Fairbanks for sample preparation and the sample pulps forwarded to ALS’s North Vancouver facility for analysis. ALS Minerals in North Vancouver, B.C., Canada, is a facility certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada. The drill program was commissioned by NovaGold and the results were prepared for NovaGold by Heather Brown, P.Geo, GIS Database Geologist for NovaGold and a Qualified Person as defined by NI 43-101. To the best of NovaGold’s knowledge, information and belief, there is no material scientific or technical information that would make the disclosure therein inaccurate or misleading.

Bornite Deposit - Current Activities

The 2012 work program at the Bornite deposit will focus on developing a resource estimate at the property and completing approximately 10,000 – 15,000 metres of exploration drilling to investigate areas of interest from the 2011 work and further define the deposit. Additionally, a soil geochemistry program and a geophysical program is also planned to provide further information in defining stratigraphy and mineralization.

RISK FACTORS

          The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to NovaCopper, or its business, property or financial results.

Risks Related to the Business of NovaCopper

          We have not defined any proven or probable reserves and none of our mineral properties are in production or under development.

          We are an exploration and development company and all of our properties are in the exploration stage. We have not defined or delineated any measured resources or proven or probable reserves on any of our properties. Mineral exploration involves significant risk, since few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. We cannot assure you that we will establish the presence of any measured resources, or proven or probable reserves at the Ambler Project or any other properties.

The failure to establish measured resources, or proven or probable reserves would severely restrict our ability to implement our strategies for long-term growth.

          Even if one of our mineral properties is determined to be economically viable to develop into a mine, such development may not be successful.

          If the development of one of our properties is found to be economically feasible and approved by the Board such development will require obtaining permits and financing, the construction and operation of mines, processing plants and related infrastructure, including road access. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

  the availability and cost of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

  the availability of funds to finance construction and development activities;

  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

          The costs, timing and complexities of developing our projects may be greater than anticipated because such property interests are not located in developed areas, and, as a result, our property interests are not currently served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at our mineral properties.

          We cannot assure you that we will achieve production or that we will ever be profitable if production is achieved. We do not expect to receive revenue for the foreseeable future.

          We have no history of production and no revenue from operations.

          We have a very limited history of operations and to date have generated no revenue from operations. As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. Because there is no assurance that the Arctic deposit or any other ore bodies will be commercially mineable, we may never generate revenues from our operations.

          We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

          We have limited financial resources. Following completion of the Arrangement we will have estimated cash and cash equivalents of $40 million. We currently generate no operating revenue, and must primarily finance exploration activity and the development of mineral properties by other means. In the future, our ability to continue exploration, and development and production activities, if any, will depend on our ability to obtain additional external financing. Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities. The failure to meet ongoing obligations on a timely basis could result in a loss or a substantial dilution of NovaCopper’s interests in its properties.

          The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative we chose may not be available on acceptable terms, or at all. If additional financing is not available, we may have to postpone further exploration or development of, or sell, one or more of our principal properties.

          Changes in the market price of copper and other metals, which in the past have fluctuated widely, will affect profitability of NovaCopper’s operation and financial condition and ability to finance operations.

          Our profitability and long-term viability will depend, in large part, on the market price of copper and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

  global or regional consumption patterns;

  the supply of, and demand for, these metals;

  speculative activities;

  the availability and costs of metal substitutes;

  expectations for inflation; and

  political and economic conditions, including interest rates and currency values.

          We cannot predict the effect of these factors on metal prices. A decrease in the market price of copper and other metals could affect our ability to finance the exploration and development of any of our mineral properties, which would have a material adverse effect on NovaCopper’s financial condition and results of operations. The market price of copper and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased copper production from mines developed or expanded as a result of current metal price levels. There is no assurance that a profitable market may exist or continue to exist.

          Actual capital costs, operating costs, production and economic returns may differ significantly from those described in the PEA.

          The PEA is an early stage study that is preliminary in nature. There can be no assurance that the results described in the PEA will be realized. The capital costs to take NovaCopper’s projects into production may be significantly higher than anticipated.

          Decisions about the development the Ambler Property will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of metals from the ore;

  cash operating costs of comparable facilities and equipment; and

  anticipated climatic conditions.

          Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for NovaCopper may differ significantly from those anticipated by the PEA and there can be no assurance that NovaCopper’s actual operating costs will not be higher than currently anticipated.

          As the Ambler Project is in a remote area of Alaska, and access to the Ambler Project is limited and exploration and production activities may be limited and delayed by inclement weather and a shortened exploration season.

          The Ambler Project is in a remote area of Alaska. Access to the Ambler project is limited and there is currently no infrastructure in the area. We cannot provide assurances that the proposed road that would provide access to the Ambler Project will be built, that it will be built in a timely manner or that the cost of accessing the proposed road will be reasonable, or that it will sufficiently satisfy the requirements of the Ambler Project. In addition, successful development of the Ambler Project will require the development of the necessary infrastructure. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

  the development of the Ambler Project will be commenced or completed on a timely basis, if at all;

  the resulting operations will achieve the anticipated production volume; or

  the construction costs and operating costs associated with the development of the Ambler Project will not be higher than anticipated.

          As the Ambler Project is located in a remote area of Alaska, exploration and production activities may be limited and delayed by inclement weather and a shortened exploration season.

          We will incur losses for the foreseeable future.

          We expect to incur losses unless and until such time as our mineral projects generate sufficient revenues to fund continuing operations. The exploration and development of our mineral properties will require the commitment of substantial financial resources that may not be available.

          The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and the acquisition of additional property interests, some of which are beyond our control. We cannot provide assurance that we will ever achieve profitability.

          Mineral resource and reserve calculations are only estimates.

          Any figures presented for mineral resources in this Management Proxy Circular and those which may be presented in the future or any figures for mineral reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral resources and grades of mineralization on our properties.

          The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While we believe that the mineral resource estimates included in this Management Proxy Circular for the Ambler Project are well established and reflect management’s best estimates, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. There can be no assurances that actual results will meet the estimates contained in feasibility studies. As well, further studies are required.

          Estimated mineral reserves or mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserve or mineral resource estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

          Our mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for copper, zinc, lead, gold and silver may render portions of our mineralization uneconomic and result in reduced reported mineral resources, which in turn could have a material adverse effect on our results of operations or financial condition. We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

          A reduction in any mineral reserves that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition. No assurances can be given that any mineral resource estimates for the Ambler Project will ultimately be reclassified as mineral reserves.

          Uncertainty exists related to inferred mineral resources.

          There is a risk that inferred mineral resources referred to in this Management Proxy Circular cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

          Mining is inherently risky and subject to conditions or events beyond our control.

          The development and operation of a mine is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

  unusual or unexpected geological formations;

  metallurgical and other processing problems;

  metal losses;

  environmental hazards;

  power outages;

  labour disruptions;

  industrial accidents;

  periodic interruptions due to inclement or hazardous weather conditions;

  flooding, explosions, fire, rockbursts, cave-ins and landslides;

  mechanical equipment and facility performance problems; and

  the availability of materials and equipment.

          These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards associated with mineral exploration and production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

          General economic conditions may adversely affect our growth, future profitability and ability to finance.

          The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the copper mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A worsening or slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and ability to finance. Specifically:

  the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

  the volatility of copper and other metal prices would impact our revenues, profits, losses and cash flow;

  negative economic pressures could adversely impact demand for NovaCopper’s production;

  construction related costs could increase and adversely affect the economics of the Ambler Project;

  volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and

  the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

          We cannot provide assurance that we will successfully acquire commercially mineable mineral rights.

          Exploration for and development of copper properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting metals from ore. We cannot ensure that our current exploration and development programs will result in profitable commercial mining operations.

          The economic feasibility of development projects is based upon many factors, including the accuracy of mineral resource estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection; and metal prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

          Most exploration projects do not result in the discovery of commercially mineable ore deposits, and no assurance can be given that any anticipated level of recovery of ore reserves, if any, will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral reserves, mineral resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in existing exploration stage properties, and may need to acquire additional properties.

          Material changes in mineral reserves, if any, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish mineral reserves through drilling and metallurgical and other testing techniques;

  determine metal content and metallurgical recovery processes to extract metal from the ore; and

  construct, renovate or expand mining and processing facilities.

          In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire commercially mineable (or viable) mineral rights.

          We are subject to significant governmental regulations.

          Our exploration activities are subject to extensive federal, state, provincial and local laws and regulations governing various matters, including:

  environmental protection;

  the management and use of toxic substances and explosives;

  the management of natural resources;

  the exploration and development of mineral properties, including reclamation;

  exports;

  price controls;

  taxation and mining royalties;

  management of tailing and other waste generated by operations;

  labour standards and occupational health and safety, including mine safety; and

  historic and cultural preservation.

          Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause us to incur additional expense or capital expenditure restrictions, suspensions or closing of our activities and delays in the exploration and development of our properties.

          We require further permits in order to conduct current and anticipated future operations, and delays in obtaining or failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

          Our current and anticipated future operations, including further exploration, development and commencement of production on our mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control. Due to the preliminary stages of the Ambler Project, it is difficult to assess what specific permitting requirements will ultimately apply to such projects.

         Shortage of qualified and experienced personnel in the U.S. federal and Alaskan State agencies to coordinate a federally led joint environmental impact statement process could result in delays or inefficiencies. Backlog within the permitting agencies could affect the permitting timeline of the Ambler Project. Other factors that could affect the permitting timeline include (i) the number of other large-scale projects currently in a more advanced stage of development which could slow down the review process for the Ambler Project and (ii) significant public response regarding the Ambler Project.

          We cannot provide assurance that all permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

          Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

          All of our exploration, potential development and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation is evolving and the general trend has been towards stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in NovaCopper’s intended activities. Several regulatory initiatives are currently ongoing within the State of Alaska that have the potential to influence the permitting process for the Ambler Project. These include a revision of the Alaska Mixing Zone Regulations which may be required in order to permit a mixing zone for discharge in Subarctic Creek. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, requiring us to re-evaluate those activities at that time.

          Environmental hazards may exist on our properties that are unknown to us at the present and that have been caused by previous owners or operators or that may have occurred naturally. We may be liable for remediating such damage.

         Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

          Land reclamation requirements for our exploration properties may be burdensome.

          Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

  treat ground and surface water to drinking water standards;

  control dispersion of potentially deleterious effluents; and

  reasonably re-establish pre-disturbance land forms and vegetation.

          In order to carry out reclamation obligations imposed on us in connection with exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase our obligations to perform reclamation and mine closing activities. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

          Title to our properties may be subject to challenge.

          We cannot provide assurance that title to our properties will not be challenged. We own mineral claims which constitute our property holdings. We may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could result in our not being compensated for our prior expenditures relating to the property.

          Risks inherent in acquisitions of new properties.

          We may actively pursue the acquisition of exploration, development and production assets consistent with our acquisition and growth strategy. From time to time, we may also acquire securities of or other interests in companies with respect to which we may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of our key employees or key employees of any business acquired;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;

  decline in the value of acquired properties, companies or securities;

  assimilating the operations of an acquired business or property in a timely and efficient manner;

  maintaining NovaCopper’s financial and strategic focus while integrating the acquired business or property;

  implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

  to the extent that NovaCopper makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

          Acquiring additional businesses or properties could place increased pressure on NovaCopper’s cash flow if such acquisitions involve a cash consideration. The integration of NovaCopper’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require NovaCopper to incur significant costs in connection with, among other things, implementing financial and planning systems. NovaCopper may not be able to integrate the operations of a recently acquired business or restructure NovaCopper’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from NovaCopper’s management team, which may detract attention from NovaCopper’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on NovaCopper’s business, operating results, financial condition and the price of NovaCopper’s common shares. In addition, the acquisition of mineral properties may subject NovaCopper to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on NovaCopper. There can be no assurance that any future acquisitions will be successfully integrated into NovaCopper’s existing operations.

          Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our financial condition.

          High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

          The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for and cost of services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

          We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

          We compete with other exploration and producing companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

          Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

          Certain of our directors and officers also serve as directors or officers, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities, including, in particular, NovaGold. To the extent that such other companies may participate in ventures in which we may participate in, or in ventures which we may seek to participate in, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of mineral property investments. Such conflicts of our directors and officers may result in a material and adverse effect on our profitability, results of operation and financial condition. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

          Some of our current officers split their time between NovaGold and NovaCopper and their attention may be diverted from our business.

          Some of our current officers split their time between NovaGold and NovaCopper on an as-needed basis. Business circumstances may result in one or more of these officers spending more of his time with NovaGold than anticipated. To the extent any of these or other employees are not available to us at important times or their attention is diverted from our business, our business may suffer.

          We may experience difficulty attracting and retaining qualified management to grow our business.

          We are dependent on the services of key executives to advance our corporate objectives as well as the identification of new opportunities for growth and funding. Ms. Sanders, Ms. Iley, Mr. Martin, Mr. Piekenbrock, Mr. Rimelman and Ms. White are currently our only executives. It will be necessary for us to recruit additional skilled and experienced executives. Our inability to do so, or the loss of any of these persons or our inability to attract and retain suitable replacements for them, or additional highly skilled employees required for our activities, would have a material adverse effect on our business and financial condition.

          The term of the Services Agreement is limited.

          Until we recruit employees to perform the functions covered by the Services Agreement, we are dependent on NovaGold to provide the services contemplated by the Services Agreement. The term of the Services Agreement is two years and NovaCopper may extend the term for up to two additional years. Our inability to recruit required employees prior to the expiration of the term of the Services Agreement may have a material adverse effect on our business and financial condition.

          NovaCopper in the future may be subject to legal proceedings.

          Due to the nature of its business, NovaCopper may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on NovaCopper’s business.

          Global climate change is an international concern, and could impact our ability to conduct future operations.

          Global climate change is an international issue and receives an enormous amount of publicity. We would expect that the imposition of international treaties or U.S. or Canadian federal, state, provincial or local laws or regulations pertaining to mandatory reductions in energy consumption or emissions of greenhouse gasses could affect the feasibility of our mining projects and increase our operating costs.

          Adverse publicity from non-governmental organizations could have a material adverse effect on NovaCopper.

          There is an increasing level of public concern relating to the effect of mining production on its surroundings, communities and environment. Non-governmental organizations (“NGOs”), some of which oppose resource development, are often vocal critics of the mining industry. Whilst NovaCopper seeks to operate in a socially responsible manner, adverse publicity generated by such NGOs related to extractive industries, or NovaCopper’s operations specifically, could have an adverse effect on the reputation and financial condition of NovaCopper or its relationships with the communities in which it operates.

          Market for securities.

          There is currently no market through which the NovaCopper Shares may be sold and Shareholders may not be able to resell the NovaCopper Shares acquired under the Arrangement. There can be no assurance that an active trading market will develop for the NovaCopper Shares following the completion of the Arrangement, or if developed, that such a market will be sustained at the trading price of the NovaCopper Shares immediately after the Effective Date.

          There can be no assurance that fluctuations in the trading price will not materially adversely impact on NovaCopper’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

          Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce our earnings per share.

          We may sell additional equity securities (including through the sale of securities convertible into NovaCopper Shares) and may issue additional equity securities to finance our operations, exploration, development, acquisitions or other projects. We have a large number of authorized but unissued NovaCopper Shares. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the NovaCopper Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the NovaCopper Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in NovaCopper’s earnings per share.

          Our NovaCopper Shares are subject to various factors that have historically made share prices volatile.

          If a market for the Common Shares does develop, the market price of Common Shares may be subject to large fluctuations, which may result in losses to investors. The market price of the Common Shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common Shares to be publicly traded after any equity offering; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Cautionary Statement Regarding Forward-Looking Information”.

          The market price of the NovaCopper Shares may be affected by many other variables which are not directly related to our success and are, therefore, not within our control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the NovaCopper Shares and the attractiveness of alternative investments.

          We do not intend to pay any cash dividends in the foreseeable future.

          We have not declared or paid any dividends on our NovaCopper Shares. We intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the NovaCopper Shares in the foreseeable future. Any return on an investment in the NovaCopper Shares will come from the appreciation, if any, in the value of the NovaCopper Shares. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividend Policy”.

          NovaCopper expects to be a “passive foreign investment company” which will likely have adverse U.S. federal income tax consequences for U.S. shareholders

          U.S. investors in the Offered Shares should be aware that based on current business plans and financial expectations, NovaCopper expects that it will be a passive foreign investment company (“PFIC”) for the current tax year and may be a PFIC in future tax years. If NovaCopper is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Offered Shares, or any so-called “excess distribution” received on its Offered Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Offered Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of NovaCopper’s net capital gain and ordinary earnings for any year in which NovaCopper is a PFIC, whether or not NovaCopper distributes any amounts to its shareholders. For each tax year that NovaCopper qualifies as a PFIC, NovaCopper intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to NovaCopper. NovaCopper may elect to provide such information on its website www.novacopper.com. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the taxpayer’s basis therein. Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

          We anticipate losing our status as a foreign private issuer under U.S. federal securities laws, resulting in additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

          As a foreign private issuer, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, we currently anticipate losing our status as a foreign private issuer. If we lose our status as a foreign private issuer the aforementioned regulations would apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements following a loss of our foreign private issuer status. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.

SELECTED PRO FORMA FINANCIAL INFORMATION

          NovaCopper has not completed a financial year and has not yet conducted any business. The following is a summary of certain financial information on a pro forma basis for NovaCopper as at November 30, 2011 assuming completion of the Arrangement as of such date, and should be read in conjunction with the unaudited pro forma consolidated financial statements of NovaCopper attached as Schedule “F” to this Management Proxy Circular.

	As at November 30, 2011
		Pro Forma As
	Actual	Adjusted(1)
	(in thousands of $)
Cash and cash equivalents	1	40,001
Long-term debt	Nil	Nil
Shareholders’ equity
NovaCopper Shares (unlimited authorized, Actual: 200, Pro forma as	27,280	102,715
Adjusted: 48,412,244)
Preferred Shares (unlimited authorized; Actual: Nil; Pro forma as	Nil	Nil
Adjusted: Nil)
Deficit	(32,310)	(33,802)
Contributed surplus	36,281	2,338
Total shareholders’ equity	31,251	71,251
Total capitalization	31,252	111,252

MANAGEMENT’S DISCUSSION AND ANALYSIS

          This Management’s Discussion and Analysis (“MD&A”) of the Ambler Project is dated the date of this Management Proxy Circular and provides an analysis of NovaCopper and the Ambler Project’s carve-out financial results and operations contained elsewhere within this Management Proxy Circular (the “Financial Statements”).

          The following information should be read in conjunction with the audited NovaCopper consolidated financial statements and related notes for the years ended November 30, 2011 and 2010 (the “annual consolidated financial statements”); and the audited Ambler Project carve-out financial statements and related notes for the years ended November 30, 2010, 2009 and 2008 (the “annual carve-out financial statements”), which are prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from accounting principles generally accepted in the United States. These differences are outlined in Note 10 to the annual carve-out financial statements. The accounting policies are outlined in Note 2 to the annual financial statements and have been consistently followed in preparation of these financial statements. All amounts are in thousands of United States dollars unless otherwise stated. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. As at the date of this Circular, NovaCopper has 200 common shares issued and outstanding.

          The financial condition and results of operation of the Ambler Project under the ownership and management of NovaGold will not necessarily be indicative of the future performance under NovaCopper, since, among other things, NovaCopper will have a different capital structure and our access to and cost of capital may be different. See “Risk Factors”.

          This MD&A contains forward-looking information, such as statements regarding potential mineralization, exploration results and future plans and objectives of NovaCopper that are subject to various risks and uncertainties, including those set forth in “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors”. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Readers are cautioned not to place undue reliance on this forward-looking information.

          NovaCopper is defined as a “Development Stage” company under the Canadian Institute of Chartered Accountants (“CICA”) Handbook. NovaCopper has no history of earnings, is in the exploration stage, and has no operating revenue because it has not yet determined whether the project contains reserves that are economically recoverable. The recoverability of the amounts shown for the deferred exploration costs are dependent on the discovery of economically recoverable reserves, the ability to obtain the necessary financing and permits to complete the development and future profitable production or proceeds from the disposition thereof. Further, there can be no assurance that the Ambler Project will either achieve or maintain profitability in the future. Additional financing is required to fund the continuing exploration and development efforts. Additional financing by way of private placement or through other equity offerings may also be required in the future. NovaCopper’s ability to continue as a going concern is dependent on raising additional financing, the outcome of which cannot be predicted at this time.

Description of business

          NovaCopper is a mining exploration and development company that was formed to acquire the Ambler Project in Alaska from NovaGold. NovaCopper will conduct its operations through its wholly-owned subsidiary, NovaCopper US Inc. NovaCopper US owns 100% of the Ambler Project.

Approach to business

          The Ambler mining district, including the Arctic deposit and Bornite property, are expected to be NovaCopper’s initial area of focus for exploration and development. NovaCopper’s business model focuses on developing local partnerships through engagement, open and honest communication, and participation to assure the projects’ sustainability; using exploration expertise to expand existing deposits; and advancing its project to a feasibility level to bring reserves to NovaCopper and value to shareholders. NovaCopper will leverage its experienced management to bring value to shareholders.

Overall performance

          Below is a discussion of overall performance, results of operations, financial condition and cash flows. See also “Business of NovaCopper”.

Recent Developments

          During the period ended November 30, 2011, exploration work on the Ambler Project has been conducted and funded by NovaGold. NovaGold acquired the Ambler Project through a purchase and sale agreement with Kennecott Exploration Company and Kennecott Arctic Company (collectively “Kennecott”) on January 11, 2010. As consideration, NovaGold issued 931,098 shares with a fair value of $5 million and agreed to make cash payments of $12 million in each of January 2011 and January 2012. The payments were completed in January 2011 and August 2011, respectively, completing NovaGold’s payment obligations under the agreement. Kennecott retained a 1% net smelter return royalty that NovaCopper can purchase at any time for a one-time payment of $10 million. The annual MD&As that follow relate to the results and operations of the Ambler Project as it is included in the carve-out financial statements.

The Project was acquired on October 17, 2011 by NovaCopper US Inc. (“NovaCopper US”) through a purchase and sale agreement with AGC, both wholly owned subsidiaries of NovaGold Resources Inc. (“NovaGold”). NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America with a portfolio of mineral properties located principally in Alaska and British Columbia. On October 24, 2011, NovaGold transferred its ownership of NovaCopper US to NovaCopper Inc. (“NovaCopper”), a wholly owned subsidiary of NovaGold incorporated on April 27, 2011 in exchange for shares of NovaCopper.

On October 19, 2011, NovaCopper US and NANA entered into an Exploration Agreement and Option to Lease the Bornite property and lands deeded to NANA through the Alaska Native Claims Settlement Act (“ANSCA”) located in the Ambler mining district of Northwest Alaska. As consideration, NovaCopper US paid $4 million upon signing to acquire the right to explore and develop the combined Ambler district including NovaCopper US’ Ambler property. Upon the decision to proceed with development of a mine on the lands, NANA maintains the right to purchase between a 16%-25% interest in the mine or retain a 15% net proceeds royalty. Should NANA elect to purchase an interest, consideration will be payable equal to the historical costs incurred on the properties at the elected percentage purchased less $40 million. The parties would form a joint venture and be responsible for all future costs based on their pro-rata share. NANA would also be granted a net smelter return royalty between 1% and 2.5%, the amount being determined by the land production originates from, upon the execution of a mining lease or a surface use agreement.

On November 16, 2011, NovaGold announced its intention to distribute the shares of NovaCopper, to the shareholders of NovaGold, as a return of capital by way of a Plan of Arrangement. The Plan of Arrangement is subject to court and shareholder approval, and various other conditions including initial listing on the TSX and AMEX. NovaCopper, through its wholly owned subsidiary, NovaCopper US, now owns a 100% interest in the Project.

Annual MD&A

Selected financial data

          The following selected information has been extracted from the annual consolidated financial statements of NovaCopper.

          Where applicable, the consolidated financial statements reflect the balance sheet, statements of loss, comprehensive loss and deficit and cash flows of the Project as if NovaCopper had been an independent operation from the inception of the Project. The statements of loss and comprehensive loss for the year ended November 30, 2010, and the period to October 17, 2011, which is included in the year results to November 30, 2011, include direct general and administrative and exploration costs of the Project and an allocation of NovaGold’s general and administrative costs incurred in each of these periods.

          The consolidated statements of loss and comprehensive loss for the year ended November 30, 2011 and 2010 include direct general and administrative and exploration costs of the Ambler Project and an allocation of NovaGold’s general and administrative costs incurred in each of these periods. NovaGold has historically provided corporate services to the Ambler Project, including executive oversight, information technology, technical expertise, accounting, tax, treasury, human resources and other services. The allocation of general and administrative costs to the Ambler Project was calculated on the basis of time committed by NovaGold staff to AGC and the ratio of expenses incurred on the Ambler Project in each period presented as compared to all costs incurred by AGC in these periods.

	(in thousands of dollars, except per share amounts)
For the year ended, and as at:	November 30, 2011	November 30, 2010
Total revenues	-	-
General and administrative expense	1,338	149
Mineral property expense	8,492	1,591
Accretion and interest expense	974	1,556
Total expenses and other items	11,336	3,340
Loss for the period	11,336	3,340
Loss per common share – basic and diluted	97	-

	(in thousands of dollars)
As at:	November 30, 2011	November 30, 2010
Total assets	31,772	26,607
Total long term liabilities	-	23,311

Results of operations

          For the year ended November 30, 2011, NovaCopper incurred a net loss of $11,336 compared to a net loss of $3,340 for the year ended November, 2010. The significant increase in net loss relates to mineral property expenditures reflecting a substantial increase in Ambler Project activities during the 2011 field season. During the 2011 field season, approximately 7,100 metres of drilling was completed, including approximately 1,200 metres of infill and geotechnical drilling at the Arctic deposit and approximately 5,900 metres of exploration drilling on the Bornite property. The results for the year reflect mineral property expenditures of $8,492, consisting of work performed on the Ambler Project. The significant portion of the expense for the period relates to project support expense of $2,796, wages and benefits expense of $2,328, direct drilling expense of $1,759, and engineering expense of $1,140. For the year ended November 30, 2010, mineral property expense was $1,591, consisting of project support expense of $543, environmental expense of $248, and engineering expense of $190. Wages and benefits expense for the year ended November 30, 2010 was $238. The increases in project support, drilling and engineering expenses for the year ended November 30, 2011 relates to the significant increase in activity at the Ambler Project. As discussed above, a significant drill program was conducted during 2011. During the comparable period in 2010, there was no drill program conducted. Other activities completed during the 2011 field season consisted of a geophysical program, mapping, and validation of historical information. The increase of $2,090 in wages and benefits relates to a significant increase in personnel during the year for the 2011 field season and support for the Ambler Project. Project support expenses increased $2,253 from 2010 to 2011 representing the increase in the size of the program. Significant improvements were made in the camp to support the 2011 two drill program and future programs. Spending on capital equipment was $1,411 during the year ended November 30, 2011.

          During the year ended November 30, 2011, the Ambler Project incurred accretion expense relating to the Ambler acquisition liability of $974 compared to $1,556 during the year ended November 30, 2010.

Annual carve-out MD&A

Selected financial data

          The following selected information has been extracted from the annual carve-out financial statements of the Ambler Project.

          The annual carve-out financial statements reflect the balance sheets, statements of loss, comprehensive loss and deficit and cash flows of the Ambler Project as if it had been an independent operation from the inception of the Ambler Project by NovaGold. The carve-out statements of loss and comprehensive loss for the years ended November 30, 2010, 2009 and 2008 include direct general and administrative and exploration costs of the Ambler Project and an allocation of NovaGold’s general and administrative costs incurred in each of these periods. NovaGold has historically provided corporate services to the Ambler Project, including executive oversight, information technology, technical expertise, accounting, tax, treasury, human resources and other services. The allocation of general and administrative costs to the Ambler Project was calculated on the basis of time committed by NovaGold staff to AGC and the ratio of expenses incurred on the Ambler Project in each period presented as compared to all costs incurred by AGC in these periods.

	(in thousands of dollars)
	November 30, 2010	November 30, 2009	November 20, 2008
For the year ended, and as at:	($)	($)	($)
Total revenues	-	-	-
Mineral property expense	1,591	596	3,780
Accretion and interest expense	1,556	-	-
Total expenses and other items	3,340	646	4,013
Loss for the period	3,340	646	4,013

	(in thousands of dollars)
	November 30, 2010	November 30, 2009
As at:	($)	($)
Total assets	26,607	10
Total long term liabilities	23,311	-

          The Ambler Project’s opening deficit at December 1, 2008 has been calculated by applying the same allocation principals described above to the cumulative transactions on the Ambler Project and includes an allocation of NovaGold’s general and administrative expenses. Prior to the 100% acquisition by NovaGold in January 2010 described below, the Ambler Project had been explored through an exploration agreement between NovaGold and Kennecott dated March 22, 2004, as amended, under which NovaGold had the ability to earn a 51% interest in the Ambler property.

          The following annual information shows the expenses on the Ambler Project prior to December 1, 2008.

	(in thousands of dollars)
For the year ended	2008	2007	2006	2005	2004
November 30:	$	$	$	$	$
Total revenues	-	-	-	-	-
Mineral property expense	(3,780)	(3,583)	(4,102)	(2,905)	(1,878)
Accretion and interest expense	-	-	-	-	-
Total expenses and other items	(4,013)	(3,695)	(4,214)	(3,013)	(2,053)
Loss for the year	(4,013)	(3,695)	(4,214)	(3,013)	(2,053)

Results of operations

          On December 18, 2009, the Ambler Project’s parent company AGC, entered into an agreement with Kennecott to purchase a 100% interest in the Ambler property in northern Alaska, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. Upon completion of the purchase on January 11, 2010, NovaGold issued to Kennecott 931,098 common shares valued at $5 million, and agreed to make cash payments to Kennecott of $12 million each in January 2011 and January 2012. The January 2011 payment was made on January 7, 2011, and the January 2012 payment was made early on August 5, 2011. Kennecott retained a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of $10 million. The purchase agreement terminated the exploration agreement between NovaGold and Kennecott dated March 22, 2004, as amended, under which NovaGold had the ability to earn a 51% interest in the Ambler Project.

          For the year ended November 30, 2010, the Ambler Project incurred a net loss of $3,340 compared to a net loss of $646 for the year ended November 30, 2009. The results for the year reflect mineral property expenses of $1,591, a significant increase in the exploration on the Ambler Project over the prior year. A significant portion of the mineral property expense for the year relates to project support of $543, legal and title expense of $261, environmental expense of $248, and wages and benefits expense of $238. For the year ended November 30, 2009, mineral property expense was $596, consisting mainly of legal and title expense of $187 and stock based compensation expense of $194.

          The increase of $506 in project support in 2010 relative to the $36 in project support in 2009 relates to an increase in operations at the Ambler Project and the related support required for exploration. There was minimal activity at the Ambler Project site in 2009. Similarly, the increase in wages and benefits from $98 in 2009 to $238 in 2010 reflects increased activity at the site and related personnel.

          The Ambler Project also recognized accretion expense of $1,556 in 2010 with no comparative in 2009. As a result of the acquisition of the Ambler Project, the future payments owing to Kennecott were discounted using NovaGold’s weighted average cost of capital of approximately 8%. The accretion expense relates to accreting the liability to its contractual amount due at the date of payment.

          All historical spending to November 30, 2010 has been funded by NovaGold and is reflected as such in the annual carve-out financial statements.

Liquidity and capital resources

          At November 30, 2011, NovaCopper had one thousand dollars in cash and cash equivalents and negative working capital of $424. NovaCopper expended $9,671 on operating activities during the year compared to $1,442 in the prior year. All amounts to date have been funded by NovaGold.

          Funding provided during the year by NovaGold was $39,083 compared to $1,518. NovaCopper expended $24,000 to complete the payments due to Kennecott under the Ambler acquisition agreement. NovaCopper did not raise any other funds. Presently, NovaCopper is economically dependent upon related parties for financial support. At the completion of the arrangement, NovaCopper will hold approximately $40 million cash.

          NovaCopper has no material off-balance sheet arrangements and no material capital lease agreements.

          NovaCopper’s contractually obligated cash flow as at November 30, 2011 is as follows:

(in thousands of dollars)
< 1 year
$
Accounts payable and accrued liabilities	126
Due to related parties	395

Share capital

          During the period from incorporation to November 30, 2011, NovaCopper issued 200 common shares to raise proceeds of a dollar and to acquire NovaCopper US, which owns the Ambler Property. All shares issued and outstanding are held by NovaGold. We have not yet issued any stock options or awards under our equity incentive plan (the “NovaCopper Equity Incentive Plan”); however, we intend to issue 1,875,000 stock options to Rick Van Nieuwenhuyse following the Effective Date pursuant to the terms of his Employment Agreement, and we will have obligations to issue up to 2,196,104 NovaCopper Shares upon exercise of the NovaCopper Arrangement Options issued pursuant to the Arrangement or vesting of NovaGold PSUs or New DSUs, as applicable. See “Consolidated Capitalization”.

Related party transactions

          NovaCopper has an amount owing to an affiliate of NovaGold of $395 at November 30, 2011 relating to expenses paid on its behalf. All historical spending to date has been funded by NovaGold, its shareholder.

          Upon completion of the Arrangement, we will enter into a services agreement with NovaGold. See “Business of NovaCopper – Recent Developments – Services Agreement”.

Financial instruments

          We have not entered into any hedging or other financial instruments, and are not exposed to significant interest rate or credit risks.

Critical accounting estimates

          The critical accounting estimates upon which NovaCopper’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property and development costs. Management reviews its accounting estimates on a regular basis.

Mineral property and development costs

          NovaCopper expenses mineral property exploration expenditures when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

          The acquisition of title to mineral properties is a complicated and uncertain process. NovaCopper, through NovaGold, has taken steps, in accordance with industry standards, to verify title to the mineral property in which it has an interest. Although NovaCopper has made efforts to ensure that legal title to its property is properly recorded, there can be no assurance that such title will ultimately be secured. See “Risk Factors”.

International Financial Reporting Standards (“IFRS”) and United States accounting principles

          In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. NovaGold’s transition date of incorporation will require the restatement for comparative purposes of amounts reported for the fiscal year ending November 30, 2011.

          Within 18 months following the Arrangement, NovaCopper expects it will cease to qualify as a foreign private issuer under the United States Securities Exchange Commission. As a domestic registrant, NovaCopper expects to reports its financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). As the TSX accepts financial statements prepared under U.S. GAAP, NovaCopper does not expect to transition to IFRS.

          Canadian GAAP differs in certain respects from the principles and practices generally accepted in the United States. There are no material measurement differences between Canadian GAAP and U.S. GAAP in accounting for the Project.

DESCRIPTION OF CAPITAL STRUCTURE

          NovaCopper is authorized to issue an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value, issuable in series (the “Preferred Shares”). As at the date of this Management Proxy Circular, 200 Common Shares and no Preferred Shares were issued and outstanding. All NovaCopper Shares issued and outstanding are held by NovaGold.

          Pursuant to the terms and conditions of a Unit Purchase Agreement dated as of December 31, 2008 between NovaGold and Electrum Strategic Resources LLC (“Electrum”), Electrum has been given the right until January 21, 2013, subject to certain exceptions and so long as Electrum owns not less than 15,000,000 of the issued and outstanding common shares of NovaGold, to participate on a pro rata basis (determined on a fully diluted basis, assuming full exercise of any warrants held by Electrum or its affiliates) in any offering of equity securities of NovaGold, including any securities which are exercisable, exchangeable or convertible into such equity securities. In connection with the Arrangement, it has been agreed among NovaGold, Electrum and NovaCopper that the Participation Right will also apply, on the same terms and conditions, to any offering of equity securities of NovaCopper, including any securities which are exercisable, exchangeable or convertible into such equity securities.

NovaCopper Shares

          All of the NovaCopper Shares rank equally as to voting rights, participation in a distribution of the assets of NovaCopper on a liquidation, dissolution or winding-up of NovaCopper and entitlement to any dividends declared by NovaCopper. The holders of the NovaCopper Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries with it the right to one vote. In the event of the liquidation, dissolution or winding-up of NovaCopper, the holders of the NovaCopper Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by NovaCopper of all of its liabilities, subject to the rights of the holders of other classes of shares. The holders of NovaCopper Shares are entitled to receive any dividends declared by NovaCopper in respect of the NovaCopper Shares, subject to the rights of holders of other classes ranking in priority to the NovaCopper Shares with respect to the payment of dividends, on a pro rata basis. There are no preemptive, redemption or conversion rights attaching to the NovaCopper Shares, other than the contractual rights with NovaGold as described below. All NovaCopper Shares, when issued, are and will be issued as fully-paid and non-assessable shares without liability for further calls or assessment.

          Any alteration of the rights attached to the NovaCopper Shares must be approved by at least two-thirds of the NovaCopper Shares voted at a meeting of our shareholders.

Preferred Shares

          The Preferred Shares of NovaCopper may be issued in one or more series and the Board is authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series. The Preferred Shares rank in parity with the Preferred Shares of every other series and are entitled to a priority over the NovaCopper Shares, and any other class of shares ranking junior to the Preferred Shares of NovaCopper, with respect to the payment of dividends and the distribution of assets upon the liquidation of NovaCopper.

DIVIDENDS

          We have not, since the date of incorporation, declared or paid any dividends on our NovaCopper Shares, and do not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will retain future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on the earnings, if any, and our financial condition and such other factors as our Board considers appropriate.

CONSOLIDATED CAPITALIZATION

          The following table sets forth our cash and cash equivalents, and consolidated capitalization, as at the date of this Management Proxy Circular. The following table should be read in conjunction with the annual consolidated financial statements of NovaCopper Inc. and the pro forma consolidated financial statements, including the notes thereto, contained elsewhere in this Management Proxy Circular.

	As at November 30, 2011
		Pro Forma As
	Actual	Adjusted(1)
	(in thousands of $)
Cash and cash equivalents	1	40,001
Long-term debt	Nil	Nil
Shareholders’ equity
NovaCopper Shares (unlimited authorized, Actual: 200, Pro forma as	27,280	102,715
Adjusted: 48,412,244)
Preferred Shares (unlimited authorized; Actual: Nil; Pro forma as	Nil	Nil
Adjusted: Nil)
Deficit	(32,310)	(33,802)
Contributed surplus	36,281	2,338
Total shareholders’ equity	31,251	71,251
Total capitalization	31,252	111,252

          The pro forma fully diluted share capital of NovaCopper, upon completion of the Arrangement and the exercise of all options and warrants to acquire NovaCopper Shares is set out below:

	NUMBER OF NOVACOPPER
DESIGNATION OF NOVACOPPER SECURITY	SHARES	PERCENTAGE
NovaCopper Shares issued to Shareholders in accordance with the Arrangement	46,339,226	84%
NovaCopper Shares that may be issued pursuant to the exercise of NovaCopper Arrangement Options(1)	2,153,606(1)	4%
NovaCopper Shares that may be issued pursuant to the exercise of NovaGold Warrants	6,321,597	12%
NovaCopper Shares that may be issued pursuant to the vesting of NovaGold PSUs	57,750	-%
NovaCopper Shares that may be issued pursuant to the vesting of NovaGold DSUs	3,999	-%
Total:	54,876,178	100%

Notes:
(1)	Does not include the 1,875,000 NovaCopper Options to be issued to Rick Van Niewenhuyse following the Effective Date pursuant to the terms of his Employment Agreement.

OPTIONS TO PURCHASE SECURITIES

          We have an equity incentive plan that was adopted on February 27, 2012 (the “Equity Incentive Plan”) for the benefit of the officers, directors, employees and consultants (which includes individuals provided to us under the terms of the Services Agreement) of NovaCopper or any subsidiary company. The purpose of the Equity Incentive Plan is to attract, retain and motivate eligible persons and to align the interests of such persons with those of shareholders of the Company through the incentive inherent in share ownership and by providing them an opportunity to participate in the Company’s future performance through awards of options and bonus shares.

          We believe the Equity Incentive Plan will increase our ability to attract skilled individuals by providing them with the opportunity, through the exercise of stock options and the issuance of bonus shares to benefit from the anticipated growth of NovaCopper. The Board has the authority to determine the directors, officers, employees and consultants to whom options or bonus shares will be granted, the number of options or bonus shares to be granted to each person and the price at which NovaCopper Shares may be purchased, subject to the terms and conditions set forth in the Equity Incentive Plan.

          Material provisions of the Equity Incentive Plan include:

  that the eligible persons are any outside director, officer, employee, or consultant of NovaCopper or any subsidiary companies (which includes individuals provided to us under the terms of the Services Agreement). Options granted may be either “incentive stock options” within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or options that are non-qualified for United States federal income tax purposes;

  the maximum number of NovaCopper Shares issuable pursuant to the Equity Incentive Plan shall not exceed 10% of the issued and outstanding NovaCopper Shares on the date of grant.

  any issuance of NovaCopper Shares from treasury, including issuances pursuant to the exercise of options or pursuant to the Share Bonus Plan (as defined herein) shall automatically replenish the number of NovaCopper Shares issuable under the Equity Incentive Plan. Options that have been cancelled or that have expired without being exercised continue to be issuable under the Equity Incentive Plan;

  the number of NovaCopper Shares issuable to insiders under the Equity Incentive Plan (together with those NovaCopper Shares issuable pursuant to any other security based compensation arrangements of NovaCopper or its subsidiaries) shall not, at any time, exceed 10% of the NovaCopper Shares outstanding on the date of grant;

  no Eligible Person may be granted Options under the Plan for more than 15,000,000 NovaCopper Shares (subject to adjustment as provided for in the Equity Incentive Plan), in the aggregate in any calendar year;

  the number of NovaCopper Shares which may be issued under the Equity Incentive Plan to insiders within a one- year period (together with NovaCopper Shares issuable pursuant to any other security based compensation arrangements of the Company or its subsidiaries) shall not, at any time, exceed 10% of the NovaCopper Shares outstanding;

  the vesting period of all options shall be determined by the committee appointed by the Board to administer the Equity Incentive Plan;

  options may be exercisable for a period of up to a maximum term of ten years (five years for incentive stock options issued to shareholders owning more than 10% of the combined voting power of all classes of shares), such period to be determined by the Committee and the options are non-transferable and non-assignable;

  options are not exercisable while a blackout period is in effect and, with the exception of Incentive Stock Options with a 10 year term if an option would otherwise expire during a blackout, the term of the option is extended to ten days following expiry of the blackout;

  the exercise price of the options, assuming the NovaCopper Shares are listed on the TSX, will be no less than the greater of: (i) the market price, which means the volume weighted average price of the NovaCopper Shares on the TSX for the five trading days prior to the date of grant of the option; and (ii) the fair market value, which means the closing price of the NovaCopper Shares on the TSX on the last trading day prior to the date of grant of the option;

  a “net exercise” feature which allows for optionees to receive, at the discretion of the Board, the number of NovaCopper Shares having a value equal to the number of NovaCopper Shares issuable if such options were exercised multiplied by a quotient, the numerator of which is the result of the market price of one Common Share less the exercise price of one Common Share, and the denominator of which is the market price of one Common Share, without having to pay cash at the time of exercise;

  options held by optionees who are terminated without cause shall be exercisable until the date which is the earlier of six months after the date of termination and the expiry date of the options, provided that the Committee retains the discretion to accelerate vesting;

  options held by optionees who are terminated for cause shall be void and of no further force or effect on the date of termination;

  in the event of death of an optionee, any vested option held as at the date of death is exercisable until the date which is the earlier of six months after the date of death and the expiry date of the options;

  upon a change of control (as defined in the Equity Incentive Plan), all options shall vest;

  except in certain cases with respect to incentive stock options, the expiry date of outstanding options is extended where such expiry date falls within a Company imposed blackout period;

  pursuant to the share bonus plan (the “Share Bonus Plan”), which forms a part of the Equity Incentive Plan, the Board, on the recommendation of the Compensation Committee, shall have the right, subject to the limitations set forth in the Equity Incentive Plan, to issue or reserve for issuance, for no cash consideration, to any eligible person, any number of NovaCopper Shares as a discretionary bonus of NovaCopper Shares subject to such provisos and restrictions as the Board may determine. The aggregate number of NovaCopper Shares that may be issued under the Share Bonus Plan is 1,000,000;

  the Board may, from time to time, subject to applicable law and the rules of the TSX, but without shareholder approval, suspend, terminate, or amend the Equity Incentive Plan for the purposes of making minor or technical modifications, to correct any ambiguity or defective provisions or to change any vesting provisions of the options issuable under the Equity Incentive Plan or; and

  the Board, absent prior approval of the shareholders of NovaCopper and the TSX or any regulatory body having authority over NovaCopper, will not be entitled to: (i) increase the maximum number of NovaCopper Shares issuable by NovaCopper pursuant to the Equity Incentive Plan; (ii) amend an option grant for an option held by an insider to effectively reduce the exercise price or extend the expiry date of such options; (iii) permit options granted under the Equity Incentive Plan to be transferable or assignable other than for normal estate settlement purposes; (iv) to reduce the allocation of NovaCopper Shares to the Share Bonus Plan; and (v) make any change to the amendment provisions of the Equity Incentive Plan.

          Please see the section entitled “Consolidated Capitalization” in this Schedule “I” for a pro forma breakdown of the number of NovaCopper Shares issuable upon exercise of options to acquire NovaCopper Shares upon completion of the Arrangement.

PRIOR SALES

          The following table summarizes the sales of NovaCopper Shares within the 12 months prior to the date of this Management Proxy Circular. On the Effective Date, it is expected that a total of 46,339,226 NovaCopper Shares will become outstanding pursuant to the Arrangement. As set forth in the section entitled “Consolidated Capitalization” to this Schedule “I”, NovaCopper will have the obligation to issue up to 8,536,952 NovaCopper Shares upon exercise of NovaCopper Arrangement Options, NovaGold Warrants, NovaGold PSUs, and NovaGold DSUs received pursuant to terms of the Arrangement.

Date	Number of NovaCopper Shares	Proceeds	$ per Common Share
April 27, 2011	100	$1	0.01

October 24, 2011	100	$nil	$nil

MARKET FOR SECURITIES

          Currently, there is no market for the NovaCopper Shares. It is a condition precedent to the completion of the Arrangement that the NovaCopper Shares be conditionally approved for listing on the TSX. An application has been made to have the NovaCopper Shares listed on the TSX. NovaCopper anticipates applying for a listing of the NovaCopper Shares on the AMEX. Listing will be subject to NovaCopper meeting the original listing requirements of the TSX and AMEX, receiving approval of the TSX and AMEX and meeting all conditions of listing imposed by the TSX and AMEX. There can however, be no assurance as to if, or when, the NovaCopper Shares will be listed for trading on the TSX or AMEX.

CONTRACTUAL RESTRICTION ON TRANSFER

Under the offering completed by NovaGold in February 2012, NovaGold, its executive officers, directors and certain members of its senior management, and Electrum agreed that, among other things, for a period of 90 days from February 2, 2012 (the “Restricted Period”), it and they will not, without the prior written consent of the Underwriters, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any securities of NovaCopper other than grants of options or rights or issuances of NovaCopper Shares (i) pursuant to existing director or employee stock option, security-based compensation plans or stock purchase plans; or (ii) under such director or employee stock options granted subsequently in accordance with regulatory approval; provided that, subject to applicable laws, certain executive officers and directors may, without the consent of the Underwriters, offer, sell or contract to sell during the Restricted Period a combined total of 600,000 of such executive officers’ or directors’ NovaCopper Shares; and provided further that, subject to applicable laws, Electrum may, without the consent of the Underwriters, sell up to 6,000,000 NovaCopper Shares during the Restricted Period together with certain NovaCopper Shares acquired after the date of such lock-up. The restrictions on executive officers, directors and Electrum shall also apply to common shares of NovaGold. The Underwriters at their discretion may release any of the securities subject to these lock-ups.

In aggregate, 367,062 NovaCopper Shares held by directors and officers of NovaCopper are subject to the above-described lock-up.

PRINCIPAL HOLDER OF SECURITIES

          As at the date of this Management Proxy Circular, to the knowledge of our directors and executive officers, no person will beneficially own, directly or indirectly, or exercise control or direction over, NovaCopper Shares carrying 10% or more of the voting rights attaching to all issued and outstanding NovaCopper Shares, following completion of the Arrangement except as follows:

Name of Shareholder	Number of Common Shares	Percentage of Outstanding Voting Securities
Electrum Strategic Resources LLC	8,872,033	19.15%
M&G Investment Management, Ltd.	6,074,733	13.11%

DIRECTORS AND OFFICERS

          NovaCopper’s management team and Board, made up of a majority of independent directors, includes individuals with extensive experience in mining, geology, exploration and development of precious and base metal deposits around the world. A number of the executives, and substantially all of our full-time staff, have been active on the Ambler Project for the last five years and are knowledgeable as to the geology, metallurgy and infrastructure related to mining development. NovaCopper will continue to seek to recruit additional dedicated management individuals, including a full-time President, to complement the skill sets already in place. The directors of NovaCopper are elected at each annual general meeting and hold office until the next annual meeting or until their successor is elected or appointed.

Name and Occupation

          The names and location of residence, offices held and principal occupations during the past five years of the directors and executive officers of NovaCopper (the information concerning the respective directors and executive officers has been furnished by each of them), upon completion of the Arrangement, are as follows:

NovaCopper Shares
beneficially
	Principal Occupation During		owned or over which control
Name and Residence	Past Five Years	Director Since (5)	or direction is exercised(6)
Rick Van Nieuwenhuyse	Former President and Chief	April 27, 2011	438,223
British Columbia, Canada	Executive Officer of NovaGold
Director, President and Chief	Resources Inc.
Executive Officer

NovaCopper Shares
beneficially
	Principal Occupation During		owned or over which control
Name and Residence	Past Five Years	Director Since (5)	or direction is exercised(6)
Dr. Thomas S. Kaplan	Chairman and Chief Executive	January 24, 2012	-
New York, USA	Officer of The Electrum Group
Chair	LLC (2011 – present); Chairman
of Tigris Financial Group Ltd.
(2007 – 2011); Principal of Tigris
Financial Group (2011 – present);
Chairman, Leor Exploration and
Production LLC (2007 – present).

Clynton R. Nauman(4)	Chief Executive Officer of Alexco	April 27, 2011	21,573
Washington, USA	Resource Corp. and Asset
Lead Director	Liability Management Group
ULC (2005 – present).

Terry Krepiakevich(1)	Chief Financial Officer of	April 27, 2011	-
British Columbia, Canada	SouthGobi Resources Ltd. (2006 –
Director	2011); Chief Financial Officer of
Extreme CCTV Inc., former TSX
listed company (since
acquired)(2000 – 2006).

Janice Stairs(2)(3)	General Counsel to Namibia Rare	April 27, 2011	-
Nova Scotia, Canada	Earths (2011); General Counsel
Director	to Endeavour Mining Corporation
(2010-2011); Vice President and
General Counsel of Etruscan
Resources Inc. (2004 – 2010).

Tony Giardini(1)(3)	Chief Financial Officer of Ivanhoe	January 24, 2012	-
British Columbia, Canada	Mines Ltd. from (2006 – present);
Director	Vice President and Treasurer of
Placer Dome Inc. (2003 –
present).

Gregory A. Lang(4)	President and Chief Executive	January 24, 2012	19,481
Utah, USA	Officer of NovaGold Resources
Director	Inc. from January 2012 to present;
President of Barrick Gold North
America (2004 – 2011).

Igor Levental(2)	President of The Electrum Group	January 24, 2012	167
Colorado, USA	LLC (2010 – present); Executive
Director	Vice President, Corporate
Development, Electrum USA Ltd.
(2007 – 2010); and Vice
President, Investor Relations and
Corporate Development, Apex
Silver Mines Corp. (2003 – 2007);
Vice President, Investor Relations,
Homestake Mining Company
(1999 – 2002).

Kalidas Madhavpeddi(1)(3)	President of Azteca Consulting	January 24, 2012	1,011
Arizona, USA	LLC (2006 – present); Chief
Director	Executive Officer, Forex
Investment Group Limited (2011
– present); Chief Executive
Officer, Aurizon Resources Ltd.
(2008 – present); and Senior Vice
President, Phelps Dodge (2002 –
2006).

NovaCopper Shares
beneficially
	Principal Occupation During		owned or over which control
Name and Residence	Past Five Years	Director Since (5)	or direction is exercised(6)
Gerald McConnell(2)	Director and Chief Executive	January 24, 2012	1,666
Nova Scotia, Canada	Officer, Namibia Rare Earths Inc.
Director	(2010 – present); President and
Chief Executive Officer, Etruscan
Resources Inc. (1990 – 2010).

Walter Segsworth(4)	Corporate Director	January 24, 2012	-
British Columbia, Canada
Director

Elaine Sanders	Vice President, Chief Financial		7,722
British Columbia, Canada	Officer and Corporate Secretary,
Chief Financial Officer and	NovaGold (2011 – present); Vice
Corporate Secretary	President Finance of NovaGold
(2006 – 2011); Controller of
NovaGold (2003 – 2006).

Sacha Iley	Vice President, Human Resources		2,579
British Columbia, Canada	of NovaGold (2006 – present);
Vice President, Human	Human Resources Superintendent
Resources	of Placer Dome Inc. (1999 –
2006)

Joseph R. Piekenbrock	Vice President, Exploration of		9,638
Colorado, USA	NovaGold Resources Inc.
Vice President, Exploration

___________________________________ Notes:
(1)	Member of the Audit Committee. Mr. Krepiakevich is the Chair of the Audit Committee.
(2)	Member of the Corporate Governance and Nominations Committee. Mr. McConnell is the Chair of the Corporate Governance and Nominations Committee.
(3)	Member of the Compensation Committee. Mr. Giardini is the Chair of the Compensation Committee.
(4)	Member of the Environment, Health and Safety Committee (the “EHS Committee”). Mr. Segsworth is the Chair of the EHS Committee.
(5)	All directors have been elected to serve until the next annual meeting of shareholders of NovaCopper, subject to earlier resignation or removal.
(6)	Assuming completion of the Arrangement.

          On the Effective Date, each of the directors and officers of NovaCopper will beneficially own, directly or indirectly, or control or direct one Common Share for every six NovaGold Shares previously held. Following completion of the Arrangement, our directors and executive officers, as a group, will beneficially own, control or direct, directly or indirectly, 502,060 NovaCopper Shares representing approximately 1% of the issued and outstanding NovaCopper Shares, and will hold options to acquire an additional 3,839,754 NovaCopper Shares, will hold PSUs to acquire an additional 35,308 NovaCopper Shares, and will hold DSUs to acquire an additional 3,999 NovaCopper Shares representing approximately 7.7% of the NovaCopper Shares on a fully-diluted basis.

          Messrs. Piekenbrock and Mesdames Sanders and Iley, who serve as Vice President, Exploration, Chief Financial Officer and Corporate Secretary and Vice President, Human Resources of NovaCopper, respectively, will be providing their services to NovaCopper pursuant to the Services Agreement. These officers are also employees of NovaGold and will split their time between NovaCopper and NovaGold on an as needed basis. See "Business of NovaCopper – Recent Developments - Services Agreement".

          Pursuant to the terms of the NANA Agreement, NANA may at its option nominate one member of the Board of NovaCopper for the five year period following the date NANA first acquires shares or the date NovaCopper first becomes a public company. See “Business of NovaCopper – Recent Developments – Arrangement with NANA Regional Corporation”.

Rick Van Nieuwenhuyse, President, Chief Executive Officer and Director

          Mr. Van Nieuwenhuyse has more than 30 years of experience in the natural resource sector, including in his role as Founder, President and CEO of NovaGold since 1997 and his role as Vice President of Exploration for Placer Dome Inc. from 1990 to 1997. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse brings years of working experience in and knowledge of Alaska to NovaCopper. Mr. Van Nieuwenhuyse has managed projects from grassroots discovery through to advanced feasibility studies, production and closure. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Université de Louvain, Belgium, and a Masters of Science degree in Geology from the University of Arizona. He received the Thayler Lindsley award in 2009 for his role in the Donlin Gold discovery

Dr. Thomas S. Kaplan, Chair

          Dr. Kaplan is Chairman of the Board of Directors of the Company as well as of NovaGold. He is also Chairman and Chief Executive Officer of The Electrum Group LLC (“Electrum Group”), a privately-held global natural resources investment management company which manages the portfolio of Electrum. Dr. Kaplan is an entrepreneur and investor with a track record of both creating and unlocking shareholder value in public and private companies. Most recently, Dr. Kaplan served as Chairman of Leor Exploration & Production LLC, a natural gas exploration and development company founded by Dr. Kaplan in 2003. In 2007, Leor’s natural gas assets were sold to EnCana Oil & Gas USA Inc., a subsidiary of Encana Corporation, for $2.55 billion. Dr. Kaplan holds Bachelor’s, Master’s and Doctoral Degrees in History from Oxford University.

Clynton R. Nauman, Lead Director

          Mr. Nauman is and has been since February 2005, the President and Chief Executive Officer of Alexco Resource Corp. and is a director of NovaGold Resources Inc. From January 2002 to January 2005, Mr. Nauman was the President of Asset Liability Management Group ULC and from February 1998 until February 2003 Mr. Nauman was President of Viceroy Gold Corporation and Viceroy Minerals Corporation, and a director of Viceroy Resource Corporation. From 1993 to 1998, Mr. Nauman was the General Manager of Kennecott Minerals. Mr. Nauman has 25 years of diversified experience in the mining industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

Terry Krepiakevich, Director

          Mr. Krepiakevich most recently was Chief Financial Officer of SouthGobi Resources Ltd. from July 2006 to 2011, a TSX and Hong Kong-listed company, and is a Director of Western Lithium USA Corp., Concordia Resource Corp., and St. Augustine Gold & Copper Ltd, TSX-listed companies. He has been a Director of Alexco Resource Corp., a TSX and NYSE-listed mineral resources company, since July 2009. Mr Krepiakevich serves as Chair of the Audit Committee for the above noted companies where he is a director, and has previously served as a member of Compensation, Nomination and Corporate Governance Committees. From November 2000 to July 2006 Mr. Krepiakevich was the Chief Financial Officer of Extreme CCTV Inc., which was formerly listed on the TSX, and was also served as a Director from June 2001 to July 2006. Mr. Krepiakevich was the Chief Executive Officer and a Director of First Industrial Capital Corp. from September 1997 to March 2004. He was the Vice President of Finance and Chief Financial Officer of Maynards Industries from July 1988 to June 2000. Mr. Krepiakevich is a Chartered Accountant, certified by the Institute of Chartered Accountants of British Columbia.

Janice Stairs, Director

          Ms. Stairs has over 25 years experience working with companies involved in the resource sector. Ms. Stairs is currently General Counsel to Namibia Rare Earths Inc., a TSX-listed explorer focused on rare earths in Namibia. Prior to joining Namibia Rare Earths in September 2011, Ms. Stairs was General Counsel to Endeavour Mining Corporation, a position she assumed in September 2010 after Endeavour acquired Etruscan Resources Inc. where Ms. Stairs had held the positions of Vice President and General Counsel since 2004. Prior to 2004, Ms. Stairs was a partner with the law firm of McInnesCooper (formerly Patterson Palmer) located in Halifax, Nova Scotia and she continues to act as counsel to the firm. Ms. Stairs practiced law in private practice for 19 years specializing in corporate finance, securities and resource-related issues for private and public companies. Ms. Stairs is a director and Vice Chair of Nova Scotia Business Inc., a Nova Scotia crown corporation established to promote economic development in Nova Scotia. Ms. Stairs graduated from Dalhousie Law School and holds a Masters of Business Administration degree from Queen’s University.

Tony Giardini, Director

          Mr. Giardini is Chief Financial Officer of Ivanhoe Mines Ltd., an international mining company listed on the TSX and NYSE, with operations focused in Central Asia and the Asia Pacific region. Prior to joining Ivanhoe Mines Ltd., Mr. Giardini spent more than 10 years with Placer Dome Inc. as Vice President and Treasurer, responsible for managing and overseeing the company’s debt and capital market activities, including managing banking relationships with U.S., Canadian and international banks. During his time at Placer Dome, Mr. Giardini led the financing team that raised in excess of U.S.$1 billion in debt and equity financings. Mr. Giardini is a Chartered Accountant and a Certified Public Accountant and spent 12 years with accounting firm KPMG prior to joining Placer Dome Inc.

Gregory A. Lang, Director

          Mr. Lang is President and Chief Executive Officer of NovaGold Resources Inc. Mr. Lang has over 30 years of diverse experience in mine operations, project development and evaluations, including time as President of Barrick Gold North America, a wholly-owned subsidiary of Barrick. Mr. Lang has held progressively responsible operating and project development positions over his 10-year tenure with Barrick and, prior to that, with Homestake Mining Company and International Corona Corporation, both of which are now part of Barrick. He holds a Bachelor of Science in Mining Engineering from University of Missouri-Rolla and is a Graduate of the Stanford University Executive Program.

Igor Levental, Director

          Mr. Levental is President of Electrum Group, a privately-held global natural resources investment management company. Electrum, an affiliate of Electrum Group, is currently the largest shareholder of NovaGold. Mr. Levental is a director of Gabriel Resources Ltd., which is engaged in the development of major precious metals deposits in Romania; he is also a director of Sunward Resources Ltd., a TSX-V-listed company engaged in the exploration and development of a large porphyry gold-copper project in Colombia. With more than 30 years of experience across a broad cross-section of the international mining industry, Mr. Levental has held senior positions with major mining companies including Homestake Mining Company and International Corona Corporation. Mr. Levental is a Professional Engineer with a BSc in Chemical Engineering and an MBA from the University of Alberta.

Kalidas V. Madhavpeddi, Director

          Mr. Madhavpeddi has been President of Azteca Consulting LLC, an advisory firm to the metals and mining sector, since November 2006. He is also CEO of Aurizon Resources Ltd and Forex Investment Group, a private Hong Kong based equity fund. His extensive career in the mining industry spans over 30 years including Phelps Dodge Corp. from 1980 to 2006, starting as a Systems Engineer and ultimately becoming Senior Vice President for Phelps Dodge Corporation, a Fortune 500 company, responsible for the company’s global business development, acquisitions and divestments, including joint ventures, as well as its global exploration programs. He was contemporaneously President of Phelps Dodge Wire and Cable, a copper and aluminum cable manufacturer with international operations in over ten countries, including Brazil and China. Mr. Madhavpeddi is an alumnus of the Indian Institute of Technology, Madras, India the University of Iowa and the Harvard Business School.

Gerald J. McConnell, Director

          Mr. McConnell is a Director and has over 25 years of experience in the resource sector. Mr. McConnell is a director and Chief Executive Officer of Namibia Rare Earths Inc., a public Canadian company focused on the development of rare earth opportunities in Namibia. From 1990 to 2010, he was President and Chief Executive Officer of Etruscan Resources Inc., a West African junior gold producer. From December 1984 to January 1998, Mr. McConnell was the President of the Company and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Company. Mr. McConnell, a graduate of Dalhousie Law School, was called to the bar of Nova Scotia in 1971 and received his Queen’s Counsel designation in 1986.

Walter Segsworth, Director

          Mr. Segsworth is a Director of Gabriel Resources Ltd., Heatherdale Resources, Telus World of Science, and is lead independent Director of Pan American Silver. Mr. Segsworth has 40 years of experience in mining in Canada and overseas. Mr. Segsworth has served as a senior officer of several mining companies including Westmin Resources, where he was President and CEO and Homestake Mining Company, where he was President and COO. He is also currently lead independent director of Alterra Power Corp. Mr. Segsworth is past Chairman of both the Mining Associations of British Columbia (BC) and Canada and was named BC’s Mining Person of the year in 1996. He received his bachelor of science in mining engineering from Michigan Technological University.

Elaine Sanders, Chief Financial Officer and Corporate Secretary

          Ms. Sanders is the Chief Financial Officer and Corporate Secretary of NovaGold Resources Inc. She brings over 15 years of experience in audit, finance and accounting with public and private companies. She has been involved with numerous financings and acquisitions, and has listed companies on both the TSX and AMEX. Elaine is responsible for all aspects of financial services, financing reporting and corporate governance of NovaGold. She holds a Bachelor of Commerce degree from the University of Alberta and is a Chartered Accountant.

Sacha Iley, Vice President, Human Resources

          Ms. Iley is the Vice President, Human Resources of NovaGold Resources Inc. Ms. Iley brings over 13 years of human resources experience all within the mining industry. Prior to joining NovaGold in 2006, she was at Placer Dome and held a number of roles, including the HR Manager at Musselwhite Mine, in Northern Ontario. Assignments in Australia, Tanzania and South Africa provided Ms. Iley with on-site experience in exploration, construction and operations. She holds a Bachelor of Arts degree from the University of British Columbia.

Joseph R. Piekenbrock, Vice President, Exploration

          Mr. Piekenbrock is the Vice President, Exploration of NovaGold Resources Inc. He brings over 25 years of experience working in the minerals exploration and development sector. Prior to joining NovaGold in 2002, he worked extensively in northern climates through years of exploration for both Teck Cominco Ltd. and Placer Dome Inc. in Alaska. Mr. Piekenbrock holds a B.A. in Geology from the University of Colorado and an M.Sc. in Geology from the University of Arizona.

          As noted above, the services of Mr. Piekenbrock, Ms. Sanders and Ms. Iley are being provided to NovaCopper under the Services Agreement. Certain officers and employees of NovaGold who are devoting all or substantially all of their time to NovaCopper may be transitioned to NovaCopper on a full-time basis. It is intended that the parties will terminate the Services Agreement as NovaCopper develops its internal capabilities.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

          To the best of our knowledge, no current director or executive officer of NovaCopper is, as at the date hereof, or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including NovaCopper) that (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (a “Cease Trade Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (b) was subject to a Cease Trade Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

          To the best of our knowledge, no current director or executive officer of NovaCopper, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of NovaCopper (a) is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including ours) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

          To the best of our knowledge, no current director or executive officer of NovaCopper, nor, to our knowledge, any shareholder holding a sufficient number of our securities to affect materially the control of NovaCopper, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

          To the best of our knowledge, there are no known existing or potential conflicts of interest between NovaCopper and any of our director, officer, or other members of management, as a result of such individual’s outside business interests at the date hereof. However, certain of our directors and officers are, or may become, directors or officers of other companies, including in particular NovaGold, with businesses which may conflict with the our business. Accordingly, conflicts of interest may arise which could influence these individuals in evaluating possible acquisitions or in generally acting on behalf of NovaCopper. Pursuant to the BCBCA, directors are required to act honestly and in good faith with a view to the best interests of NovaCopper.

          As required under the BCBCA and our Articles, as well as the Conflicts of Interest Policy adopted by the Board:

  a director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of NovaCopper, must promptly disclose the nature and extent of that conflict; and

  a director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which NovaCopper has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

          Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that our Board is considering will not take part in any Board discussion respecting that contract or transaction. If on occasion such directors do participate in the discussions, they will abstain from voting on any matters relating to matters in which they have disclosed a material interest. In appropriate cases, we will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict. See “Risk Factors — Certain Directors Are Involved In Other Mining Interests”.

          Thomas S. Kaplan is Chairman of the Board of Directors of NovaGold and is also Chairman and Chief Executive officer of Electrum Group. Electrum, an affiliate of Electrum Group, is the single largest shareholder of the Company, controlling approximately 19% of the outstanding voting securities and warrants exercisable for an additional 32,737,278 Company common shares. Electrum has certain rights under its subscription arrangements with the Company including the right to participate in certain future equity offerings by the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

          Our approach to executive compensation is to provide suitable compensation for executives that is equitable and competitive and reflects individual achievement. Our compensation arrangements will be designed to attract and retain highly qualified individuals who are able to carry out our business objectives.

          The compensation to be paid or awarded to NovaCopper’s CEO and CFO (the “Named Executive Officers” is expected to be as follows: (a) upon completion of the Arrangement, the CEO of NovaCopper shall receive an annual salary of $400,000 payable by NovaCopper and a one time incentive grant of 135,000 NovaGold Shares; and (b) upon completion of the Arrangement, the CFO of NovaCopper shall receive an annual salary of $nil payable by NovaCopper. Mr. Van Nieuwenhuyse’s salary is subject to annual review by the Board of Directors; however, in no event will the salary payable in respect of a fiscal year be less than the salary payable in the previous fiscal year. Ms. Sanders’ services are provided under the Services Agreement.

          Mr. Van Nieuwenhuyse has entered into an Employment Agreement with NovaCopper, the terms of which are disclosed below.

          With respect to significant elements of compensation to be paid to executive officers other than Mr. Van Nieuwenhuyse and who are not compensated by NovaGold pursuant to the Services Agreement, our compensation arrangements for executive officers may, in addition to salary, include compensation in the form of bonuses and benefits arising from the grant of share options and share awards. Given the stage of NovaCopper’s development and as a cash-preserving measure, we may emphasize stock options. Depending on the future development of NovaCopper and other factors that may be considered relevant by the Compensation Committee and the Board from time to time, we may determine in the future to emphasize increased base salaries and rely to a lesser extent on share options or other incentives.

          Under the Services Agreement, NovaCopper will pay for the services provided by NovaGold employees in an amount equal to the actual cost incurred by NovaGold plus 10%. For employees of NovaGold providing services, the cost billed to NovaCopper will be based upon the time actually spent by such employees in performing services for NovaCopper. To the extent that employees of NovaGold are providing their services primarily to NovaCopper pursuant to the terms of the Services Agreement and not NovaGold, their employment with NovaGold will terminate and they will enter into contracts of employment with NovaCopper on terms substantially the same as the terms of their employment with NovaGold. At such time as former employees of NovaGold enter into contracts of employment with NovaCopper, they will be remunerated pursuant to the terms of their NovaCopper employment contract and NovaGold will no longer be compensated for the services provided by such employees to NovaCopper.

          The Compensation Committee is responsible for recommending a compensation policy to the Board, and we expect the Compensation Committee to make such recommendations after the Closing. See “Audit Committee and Corporate Governance — Committees of the Board of Directors”.

Termination of Employment, Changes in Responsibility and Employment Contracts

          Mr. Van Nieuwenhuyse has entered into an Employment Agreement with NovaCopper dated effective January 9, 2012 . Mr. Van Nieuwenhuyse’s employment will continue indefinitely unless and until terminated in accordance with the terms of his Employment Agreement.

          In the event of a change of control of the Company, the Company shall continue to employ Mr. Van Nieuwenhuyse, Mr. Van Nieuwenhuyse shall continue to serve the Company in the same capacity and Mr. Van Nieuwenhuyse shall have the same authority, responsibilities and status that he had immediately prior to the change of control, subject to the Company’s right to terminate Mr. Van Nieuwenhuyse’s employment upon payment of severance.

          Notwithstanding the foregoing, Mr. Van Nieuwenhuyse’s employment with the Company will be deemed to be terminated at any time within the twelve month period immediately following a change of control if (i) there is a material change (other than a promotion) in Mr. Van Nieuwenhuyse’s position, duties, responsibilities, title or effect immediately prior to any change of control; (ii) a material reduction in Mr. Van Nieuwenhuuyse’s base salary in effect immediately prior to any change of control; or (iii) any material breach by NovaCopper of any material provision of the Employment Agreement and the Company has failed to cure the condition within 30 days from receipt of written notice of such condition.

          If Mr. Van Nieuwenhuyse’s employment with the Company is deemed to be terminated, the Company is required to pay to Mr. Van Nieuwenhuyse (i) a lump sum payment equal to his annual base salary plus his annual incentive target for the fiscal year pursuant to the Company’s annual incentive program, multiplied by two, if such termination occurs prior to January 9, 2013; or (ii) a lump sum payment equal to his annual base salary plus his annual incentive earned in the previous fiscal year pursuant to the Company’s annual incentive program, multiplied by two, if such termination occurs after January 9, 2013 (the “Severance Payment”).

          If the employment contract is terminated by Mr. Van Nieuwenhuyse upon a material breach by the Company, the Company is obliged to pay to Mr. Van Nieuwenhuyse, the Severance Payment

          Other than as set out above, there are no termination clauses or change of control benefits in employment agreements, or any other contract, agreement, plan or arrangement with named executive officers.

Option-Based Awards

          NovaCopper’s Equity Incentive Plan will be administered by the Compensation Committee of the Board, which will designate, in each year, the recipients of options and the terms and conditions of each grant, in each case in accordance with applicable securities laws and stock exchange requirements. The options and shares available to be issued under the NovaCopper Equity Incentive Plan will be used to retain and motivate current directors, officers, employees, consultants and attract new directors, officers, employees and consultants. See “Options to Purchase Securities”.

          NovaCopper also anticipates issuing 1,875,000 Options to Rick Van Nieuwenhuyse pursuant to the terms of his Employment Agreement. These options are being issued outside of NovaCopper’s Equity Incentive Plan. NovaCopper will also issue options to NovaGold Optionholders on the Effective Date as a result of the Arrangement, which options will fall outside of the rolling 10% Equity Incentive Plan.

Compensation of Directors

          No compensation is currently being paid to our directors or our named executive officers. Each director and officer will be entitled to participate in any security-based compensation arrangement or other plan adopted by us from time to time with the approval of our Board. The directors and officers will be reimbursed for expenses incurred on our behalf. We currently anticipate that, after Closing, independent directors will each receive an annual retainer of $24,000 in cash. The cash retainer will be paid quarterly in advance. In addition, the Chair of the Audit Committee will receive $10,000 and the Chairs of the Compensation and Governance and Environment Health and Safety Committees of the Board will receive $5,000 annually and the Board Chair will receive $16,000 annually, all to be paid on a quarterly basis in advance. Director compensation remains subject to review and approval by our Board. Executive Officers who are also Directors will not collect Board fees. Board members will be eligible to participate in the Equity Incentive Plan. See “Options to Purchase Securities” for further details on the Equity Incentive Plan. No additional fees, will be paid to directors. Director compensation will be subject to review and possible change on an annual basis.

          The Compensation Committee will periodically review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

          There is no indebtedness owing to NovaCopper from any of our executive officers or directors or any former director or executive officer or any subsidiary of ours or any associate of such person, including indebtedness that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or a subsidiary of ours.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

The Board

          The Board is currently comprised of 11 directors. Messrs. Kaplan, Krepiakevich, Lang, Giardini, Levental, Madhavpeddi, McConnell, Segsworth, Nauman, and Ms. Stairs are considered to be “independent” directors for the purposes of National Instrument 58-101 — Disclosure of Corporate Governance Practices. Mr. Van Nieuwenhuyse is not independent as Mr. Van Nieuwenhuyse is an executive officer of NovaCopper. As such, a majority (10 of 11) of the directors are independent.

          Certain of our directors are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Director	Name of Issuer(s)
Dr. Thomas S. Kaplan	NovaGold Resources Inc.
Tony Giardini	NovaGold Resources Inc.
Terry Krepiakevich	Alexco Resource Corp., Concordia Resource Corp., SouthGobi Resources Ltd., Western Lithium USA Corporation, St. Augustine Gold and Copper Limited.
Igor Levental	Sunward Resources Ltd., NovaGold Resources Inc., Gabriel Resources Ltd.
Kalidas Madhavpeddi	NovaGold Resources Inc.
Gerald J. McConnell	Namibia Rare Earths Inc., NovaGold Resources Inc.
Clynton R. Nauman	Alexco Resource Corp., NovaGold Resources Inc.
Rick Van Nieuwenhuyse	Alexco Resource Corp., AsiaBase Metals Inc., NovaGold Resources Inc., Tintina Resources Inc.
Walter Segsworth	Heatherdale Resources Ltd., Pan American Silver Corp., Alterra Power Corp., Gabriel Resources Ltd.

          Our independent directors are not expected to hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. In order to facilitate open and candid discussion among independent directors, from time to time as circumstances dictate, the non-independent directors and any representatives of management in attendance at meetings of the Board are expected to be excused.

          Dr. Kaplan currently serves as Chairman of the Board and Clynton Nauman currently serves as Lead Director. The Board is of the view that appropriate structures and procedures are in place to allow the Board to function independently of management while continuing to provide NovaCopper with the benefit of having a chairman with extensive experience and knowledge of NovaCopper’s business. The Board has created the position of lead director, with specific responsibility for maintaining the independence of the Board and ensuring that the Board carries out its responsibilities.

          Mandate of the Board

          The Board has adopted a written mandate, a copy of which is attached to this Management Proxy Circular as Exhibit “I” to this Schedule “I” of the Management Proxy Circular. The mandate of the Board is to enhance and preserve long-term shareholder value, to ensure NovaCopper meets its obligations on an ongoing basis and that NovaCopper operates in a reliable and safe manner. In accordance with its mandate, the Board is expected to, among other things:

•	review and approve strategic plans on an annual basis and monitor annual programs in relation to strategic plans;

•	review operating and financial performance relative to budgets and objectives;

•	ensure the integrity and effectiveness of NovaCopper’s internal control and management information systems;

•

understand the principal risks of the business of NovaCopper and ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of NovaCopper;

•	monitor and evaluate the performance of the CEO, establish compensation programs and succession planning and determine compensation of the CEO and senior management;

•	ensure NovaCopper operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

•	appoint Board committees, including the Audit Committee, and delegate to those committees any appropriate powers of the Board; and

•

adopt a communication and disclosure policy for NovaCopper and ensure NovaCopper has in place effective communication processes with shareholders and other stakeholders and with financial, regulatory and other institutions and agencies.

          Position Descriptions

          The Board has approved written position descriptions for our Chair of the Board, our Chief Executive Officer, the Chair of each of the Board committees and our Lead Director. These position descriptions outline the duties, responsibilities and objectives of each of the respective positions.

          Orientation and Continuing Education

          New directors are expected to participate in a formal orientation program regarding the role of the Board, its committees and directors, and the nature and operations of our business. Members of the Board are encouraged to communicate with our management, external legal counsel and auditors, and other external consultants to educate themselves about our business, the industry, and applicable legal and regulatory developments. Members of the Board are encouraged to take continuing education programs at our expense in order to keep themselves informed about current trends in corporate governance and to assist them in fulfilling their duty of stewardship of NovaCopper.

          Ethical Business Conduct

          We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. Our Code of Business Conduct and Ethics will be available on our website at www.novacopper.com after the Effective Date of the Arrangement.

          We have appointed NovaCopper’s Chief Financial Officer to serve as NovaCopper Ethics Officer to ensure adherence to the Code of Business Conduct and Ethics (the “Code”). Under the Code, directors, officers and employees will be required to disclose any actual or potential conflict of interest to NovaCopper Ethics Officer or the Chair of the Audit Committee. Under the Code of Business Conduct and Ethics, no director, officer or employee shall:

•	be a consultant to, or a director, officer or employee of, or otherwise operate an outside business that:

	o	competes with NovaCopper;

o	supplies products or services to NovaCopper; or

o	purchases products or services from NovaCopper;

•

have any financial interest, including significant stock ownership, which means 10% or more of the common stock, in any entity with which NovaCopper does business that might create or give the appearance of a conflict of interest;

•

seek or accept any personal loan or services from any entity with which NovaCopper does business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

•

be a consultant to, or a director, officer or employee of, or otherwise operate an outside business, if the demands of the outside business would interfere with the director’s, officer’s or employee’s responsibilities to NovaCopper;

•	accept any personal loan or guarantee of obligations from NovaCopper, except to the extent such arrangements are legally permissible; or

•	conduct business on behalf of NovaCopper with immediate family, which includes spouses, children, parents, siblings and persons sharing the same home, whether or not legal relatives.

          The Code also describes how NovaCopper is committed to honest and ethical conduct by all directors, officers, employees and other representatives, providing full, accurate, timely and understandable disclosure and compliance with all laws, rules and regulations.

          Board Nomination

          The Board is responsible for approving directors for nomination and election and filling vacancies among the directors. In connection with the nomination or appointment of individuals as directors, the Board will consider the competencies and skills required by the Board, the competencies and skills of the existing directors and the appropriate size of the Board. In all cases the Board will consider the recommendations of the Corporate Governance, Nominating and Compensation Committee. The Corporate Governance, Nominating and Compensation Committee is composed entirely of independent directors.

          Assessments

          Pursuant to its mandate, the Corporate Governance, Nominating and Compensation Committee will establish and administer a process for assessing the effectiveness of the Board as a whole, the committees of the Board, the Chair of the Board, the committee chairs and individual directors. The committee will report regularly to the Board on all of its activities and findings.

Audit Committee

          Audit Committee Charter

          The full text of the charter of our Audit Committee is attached to this Management Proxy Circular as Exhibit “II” to this Schedule “I” of the Management Proxy Circular.

          Summary

          The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through overseeing management’s conduct of NovaCopper’s accounting and financial reporting process and systems of internal accounting and financial controls; selecting, retaining and monitoring the independence and performance of NovaCopper’s external auditor, including overseeing the audits of NovaCopper’s financial statements, and approving any non-audit services; and providing an avenue of communication among the external auditor, management and the Board.

          Composition of the Audit Committee

          The Audit Committee is comprised of Terry Krepiakevich (Chair), Tony Giardini and Kalidas Madhavpeddi, each of whom is financially literate and independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”).

          The Chair of the Audit Committee is expected to generally be responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The Chair’s duties and responsibilities includes developing the Audit Committee’s agenda, in consultation with management, and serve as a direct line of communication for NovaCopper’s external auditors.

          Relevant Education and Experience

          Terry Krepiakevich is a Chartered Accountant with over thirty years of experience holding senior financial positions. He was the Chief Financial Officer of SouthGobi Resources Inc. from 2006 – 2011. He has led the listing of several companies on the TSX and completed the first mining dual listing on the Hong Kong stock exchange. He is a director of Alexco Resource Corp., a TSX and NYSE-listed mineral resource company since July 2009.

          Tony Giardini is a Chartered Accountant and Certified Professional Accountant and spent 12 years with the accounting firm KPMG prior to his ten year tenure as Vice-President and Treasurer of Placer Dome Inc. While at Placer Dome Inc. Mr. Giardini was responsible for managing and overseeing the company’s debt and capital market activities, including managing banking relationships with US, Canadian and international banks. Mr. Giardini is currently the Chief Financial Officer of Ivanhoe Mines Ltd., an international mining company listed on the TSX and the NYSE.

          Kalidas Madhavpeddi has over 30 years’ experience in business development, corporate strategy, global mergers and acquisitions, marketing, trading and sales. Mr. Madhavpeddi is CEO of Aurizon Resources Ltd. and Forex Investment Group Limited and President of Azteca Consulting LLC, an investment and advisory company to the mining industry. Mr. Madhavpeddi has held various executive positions at Phelps Dodge including Senior Vice President, Business Development, President of Phelps Dodge Wire and Cable Co., and Senior Vice President of Phelps Dodge Sales Company.

          External Auditor Service Fees

          We have not paid any fees to PricewaterhouseCoopers LLP in respect of audit fees, audit-related fees, tax fees or other fees for the period from incorporation to November 30, 2011.

Corporate Governance and Nominations Committee

          We have formed a Corporate Governance and Nominations Committee comprised of Gerald McConnell (Chair), Igor Levental and Janice Stairs, each of whom are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). In accordance with its mandate, the Corporate Governance and Nominations Committee is expected to:

  develop and monitor NovaCopper’s overall approach to corporate governance issues and, subject to approval by the Board, implement and administer a corporate governance system with emphasis on superior corporate governance practices;

  recommend to the Board annually the members proposed for re-election to the Board and identify and recommend new nominees for the Board;

  establish and administer a process to assess the performance of the Board, each of the committees and individual directors against their position descriptions on an ongoing basis;

  review and make recommendations to our Board concerning the appointment of officers to NovaCopper; and

Compensation Committee

          We have formed a Compensation Committee comprised of Tony Giardini (Chair), Janice Stairs and Kalidas Madhavpeddi, each of whom are independent within the meaning of NI 58-101. In accordance with its mandate, the Compensation Committee is expected to:

  evaluate the CEO’s performance and set the CEO’s compensation level based on that performance;

  approve compensation, incentive plans and equity-based plans for all key executive officers of NovaCopper after considering the recommendations of the CEO, all within the compensation policies and guidelines approved by the Board.

Environmental Health and Safety Committee

          The role of the Environment, Health and Safety Committee (“EHS Committee”) is to review, monitor and assess the effectiveness of the environmental policies and activities of NovaCopper and the activities of NovaCopper as they relate to health and safety issues. The EHS Committee will be comprised of Walter Segsworth (Chair), Clynton R. Nauman and Gregory A. Lang.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

          To the best of our knowledge, following due enquiry there are no legal proceedings or regulatory actions material to us to which the we are a party, or have been a party since our incorporation, or of which the Ambler Project or any property of NovaCopper is the subject of, or was the subject matter of since incorporation, and no such proceedings are contemplated.

         To the best of our knowledge, following due enquiry there have been no penalties or sanctions imposed against us by a court relating to federal, state, provincial and territorial securities legislation or by a securities regulatory authority since our incorporation, nor have there been any other penalties or sanctions imposed by a court or regulatory body against NovaCopper and we have not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

          Other than disclosed elsewhere in this Management Proxy Circular, no director, executive officer or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued Offered Shares, or any of their respective associates or affiliates, has any material interest, direct or indirect, in any transaction which has materially affected or is reasonably expected to materially affect NovaCopper within the three years preceding the date of this Management Proxy Circular.

AUDITORS, TRANSFER AGENT AND REGISTRAR

          Our auditors are PricewaterhouseCoopers LLP, having an address at Suite 700, 250 Howe Street, Vancouver, BC, Canada, V6C 3S7.

          NovaCopper’s auditors, PricewaterhouseCoopers LLP, report that they are independent of NovaCopper in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

          The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

          Except for contracts entered into in the ordinary course of business, the only material contracts which NovaCopper has entered into since its incorporation, or to which we are or will become a party to, on or prior to the Effective Date of the Arrangement are as follows:

1.	the NANA Agreement referred to under “Business of NovaCopper –General”;

2.	the Services Agreement, referred to under “Business of NovaCopper – Other NovaGold Agreements”; and

3.

the Net Smelter Return Royalty Agreement between Kennecott Exploration Company, Kennecott Arctic Company, NovaGold Resources Inc. and Alaska Gold Company Kennecott Acquisition Agreement dated effective January 7, 2010.

          Copies of the above material contracts will be available under NovaCopper’s profile on SEDAR at www.sedar.com.

EXPERTS

          None of Blake, Cassels & Graydon LLP, our Canadian counsel, or Neal Rigby, C. Eng., MIMMM, Ph.D., Russ White, P.Geo., SRK Consulting (US), Inc., each being companies, partnerships or persons who have prepared reports or who have been responsible for reporting exploration results relating to our mineral properties, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, the aforementioned persons, and the directors, officers, partners, associates and employees, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of NovaCopper.

          None of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of NovaCopper or of any associate or affiliate of NovaCopper.

          PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the rules of professional conduct in British Columbia, Canada. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

EXHIBIT “I” TO SCHEDULE “I”

NOVACOPPER INC.
(the “Company”)

BOARD MANDATE

A.           PURPOSE

The Board of Directors (the "Board") has the responsibility for the stewardship of the Company and to oversee the conduct of the business of the Company. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Company. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the enterprise.

B.           COMPOSITION, PROCEDURES AND ORGANIZATION

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting its Chair, nominating candidates for election to the Board, constituting committees of the full Board and determining Director compensation. Subject to the Company’s constating documents and the Business Corporations Act (British Columbia) (the “BCBCA”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

The Board shall determine the number of directors, which shall not be less than 3, required to effectively manage the Company’s affairs and shall recommend the slate of nominees for election by shareholders at the annual meeting. The directors are elected annually at the Company’s annual meeting of shareholders and must meet the requirements of applicable corporate and securities laws, rules and regulations, including those of applicable stock exchanges on which the Company’s shares are listed (“Applicable Laws”).

The majority of the directors and the Chair shall be independent as determined by Applicable Laws.

The Board shall meet at least 4 times per year and may also hold additional meetings as considered necessary. The independent directors shall meet, without members of management, as appropriate.

The Board has developed a calendar of the activities to be undertaken by the Board for each meeting, attached as Appendix A.

C.           DUTIES AND RESPONSIBILITIES

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

1.           Legal Requirements

(a)	The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained;

(b)	The Board has the statutory responsibility to:

	(i)	supervise the management of the business and affairs of the Company;

	(ii)	act honestly and in good faith with a view to the best interests of the Company;

(iii)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv)

act in accordance with its obligations contained in the BCBCA and the regulations thereto, the Company’s constating documents, the Securities Act of each province and territory of Canada, the rules and regulations of stock exchanges on which is securities are listed, including without limitation the Toronto Stock Exchange, and other relevant and applicable legislation and regulations.

2.           Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.

3.           Strategy Determination

The Board has the responsibility to:

(a)

at least annually, participate with management, in the development of, and ultimately approve, the Company’s strategic plan, taking into account, among other things, the opportunities and risks of the Company’s business;

(b)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(c)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(d)	approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

(e)	approve material divestitures and acquisitions;

(f)	monitor the Company’s progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances;

(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategy and the regulatory, cultural or governmental constraints on the business; and

(h)	review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Company’s strategy, and advise management on emerging trends and issues.

4.           Financial and Corporate Issues

The Board has the responsibility:

(a)

to take reasonable steps to ensure the integrity and effectiveness of the Company’s internal control and management information systems, including the evaluation and assessment of information provided by management and others (e.g., internal and external auditors) about the integrity and effectiveness of the Company’s internal control and management information systems;

(b)	to review operating and financial performance relative to budgets and objectives;

(c)

to approve the annual financial statements and notes thereto, management’s discussion & analysis of financial condition and results of operations contained in the annual report, the annual information form and the management information circular;

(d)	to submit the Audit Committee’s appointment of the external auditors for the Company to the shareholders of the Company for ratification; and

(e)	to approve significant contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Company.

5.           Managing Risk

The Board has the responsibility to understand the principal risks of the business in which the Company is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company.

6.           Appointment, Training and Monitoring Senior Management

The Board has the responsibility:

(a)

to appoint the Chief Executive Officer (the "CEO"), to monitor and assess CEO performance against corporate goals and objectives, to determine CEO compensation, considering the recommendations of the Compensation Committee, and to provide advice and counsel in the execution of the CEO’s duties;

(b)	to approve the appointment and remuneration of all executive officers, acting upon the advice of the CEO;

(c)

to the extent possible, to satisfy itself as to the integrity of the CEO and other executive officers and satisfy itself that the CEO and other executive officers are creating a culture of integrity throughout the Company;

(d)	to approve certain decisions relating to executive management, including the:

	(i)	appointment and discharge of executive officers;

	(ii)	compensation and benefits for executive officers;

	(iii)	acceptance by the CEO of any outside directorships on public companies or any significant public service commitments; and

	(iv)	employment, consulting, retirement and severance agreements, and other special arrangements proposed for senior officers; and

(e)	to ensure that adequate provision has been made to train and develop management and for the orderly succession of the CEO and the other senior officers.

7.           Policies, Procedures and Compliance

The Board has the responsibility:

(a)	to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b)	to approve and monitor compliance with significant policies and procedures by which the Company is operated;

(c)	to ensure the Company sets high environmental standards in its operations and is in compliance with environmental laws and legislation;

(d)	to ensure the Company has in place appropriate programs and policies for the health and safety of its employees in the workplace; and

(e)	to review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

8.           Governance

The Board has the responsibility:

(a)	to appoint Board committees, including an Audit Committee, and delegate to those committees any appropriate powers of the Board;

(b)

to review the size and composition required of the Board and approve nominations for candidates for election to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making;

(c)	to develop the Company’s approach to corporate governance; and

(d)

to review annually its terms of reference and its performance and the performance of the Board committees, the Chair of the Board and the Chair of the committees to ensure that the Board and the committees are operating effectively.

9.           Reporting and Communication

The Board has the responsibility:

(a)

to adopt a communication or disclosure policy for the Company and ensure that the Company has in place effective communication processes with shareholders and other stakeholders (including measures to enable stakeholders to communicate with the independent directors of the Board) and with financial, regulatory and other institutions and agencies;

(b)

to ensure that the financial performance of the Company is accurately reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with all applicable securities laws, rules and regulations;

to ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles in effect at the time and all applicable securities laws, rules and regulations;

to ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company;

to approve the content of the Company’s major communications to shareholders and the investing public, including the Interim/Annual Reports (including the financial statements and Management, Discussion and Analysis), the Management Information Circular (including the Compensation, Discussion and Analysis and disclosure of corporate governance practices), the Annual Information Form, any prospectuses that may be issued, and any significant information respecting the Company contained in any documents incorporated by reference in any such prospectuses; and

to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year.

D.           THE CHAIR OF THE BOARD

The Chair is accountable to the Board and shall have the duties of a member of the Board as set out in applicable corporate law and in the Company’s constating documents and as otherwise determined by the Board. The Chair is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by law and as set out in the Board Terms of Reference.

1.           Appointment

The Chair shall be appointed annually by the Board of Directors of the Company (the “Board”) and shall have such skills and abilities appropriate to the appointment of Chair as shall be determined necessary and desirable by the Board.

2.           Qualifications of the Board Chair

The Chair shall be a duly elected member of the Board and shall be independent as defined under applicable securities laws, rules and regulations and the requirements of any applicable stock exchange.

3.           Vacancy

Where a vacancy occurs at any time in the position of Chair, it shall be filled by the Board. The Board may remove and replace the Chair at any time.

4.           Duties

The Chair is responsible to:

organize the Board to function independently of management;

promote ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance;

ensure that the Board works as a cohesive team and provide the leadership essential for this purpose;

ensure that the responsibilities of the Board are well understood by both the Board and management, and that the boundaries between Board and management responsibilities are clearly understood and respected;

manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities;

act as a liaison between the Board and senior management to ensure that relationships between the Board and senior management are conducted in a professional and constructive manner;

provide advice, counsel and mentorship to other members of the Board, the President and Chief Executive Officer and other senior members of management;

lead the Board in establishing, reviewing and monitoring the strategy, goals, objectives and policies of the Company;

communicate all major developments and issues to the Board in a timely manner, initiate opportune discussion of such matters and ensure provision to the Board of sufficient information to permit the Board to fulfill its oversight responsibilities;

communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board and its committees;

adopt procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

ensure that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board;

as necessary and in consultation with the President and/or Chief Executive Officer, ensure the Company, and where appropriate the Board, is adequately represented at official functions and meetings with major shareholders, other stakeholders, financial analysts, media and the investment community;

determine, in consultation with the Board and management, the time and places of the meetings of the Board and of the annual general meeting;

co-ordinate with management and the Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;

ensure the Board has the opportunity to meet without members of management present on a regular basis;

assist in the preparation of the agenda of the Board meetings;

preside as chair of each meeting of the Board and as chair of each meeting of the shareholders of the Company; and

carry out other duties as requested by the Board as a whole, depending on need and circumstance.

E.           COMMITTEE CHAIRS

1.           Appointment

The Chair of each Committee shall be appointed annually by the Board.

2.           Qualifications of a Committee Chair

Each Committee Chair shall be a duly elected member of the Board and independent as determined pursuant to applicable securities law, rules and the requirements of any applicable stock exchange.

3.           Vacancy

Where a vacancy occurs at any time in the position of a Committee Chair, it shall be filled by the Board. The Board may remove and replace a Committee Chair at any time.

4.           Duties

The Chair of a Committee shall lead and oversee the applicable Committee to ensure it fulfills its mandate as set out in its terms of reference. In particular, the Chair shall:

organize the Committee to function independently of management, including organizing in-camera sessions and other meetings without management;

foster ethical and responsible decision-making by the Committee and its members;

deal effectively with dissent and work constructively towards arriving at decisions and achieving consensus;

ensure that the Committee has an opportunity to meet without members of management present at regular intervals;

determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;

manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;

co-ordinate with management and the secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;

provide advice and counsel to the President and/or Chief Executive Officer and other senior members of management in the areas covered by the Committee’s mandate;

preside as chair of each meeting of the Committee; and

communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

F.           INDIVIDUAL DIRECTORS

Each Director (i) shall act honestly and in good faith in the best interests of the Company and its shareholders and (ii) must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise incomparable circumstances. In addition, each Director shall have the following responsibilities:

1.           Responsibilities of Corporate Stewardship

Each Director has the responsibility to:

(a)	represent the best interests of the Company and its shareholders, assist in the maximization of shareholder value and work towards the long-term success of the Company;

(b)	advance the interests of the Company and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Company;

(c)	provide constructive counsel to and oversight of management;

(d)	respect the confidentiality of information and matters pertaining to the Company;

(e)	maintain his or her independence, generally and as defined under applicable securities laws, and objectivity;

(f)	be available as a resource to the Board; and

(g)	fulfill the legal requirements and obligations of a director and shall develop a comprehensive understanding of the statutory and fiduciary roles of a director.

2.           Responsibilities of Integrity and Loyalty

Each Director has the responsibility to:

(a)	comply with the Company’s Code of Business Ethics;

(b)	disclose to the Secretary, prior to the beginning of his or her service on the Board, and thereafter as they arise, all actual and potential conflicts of interest; and

(c)

disclose to the Chair of the Board, in advance of any Board vote or discussion, if the Board or a committee of the Board is deliberating on a matter that may affect the Director’s interests or relationships outside the Company and abstain from discussion and/or voting on such matter as determined to be appropriate.

3.           Responsibilities of Diligence

Each Director has the responsibility to:

(a)	prepare for each Board and committee meeting by reading the reports, minutes and background materials provided for the meeting;

(b)

attend in person the annual meeting of the Company and attend all meetings of the Board and all meetings of committees of the Board of which the Director is a member, in person or by telephone, video conference, or other communication facilities that permit all persons participating in the meeting to communicate with each other; and

(c)

as necessary and appropriate, communicate with the Chair and with the President and/or CEO between meetings, including to provide advance notice of the Director’s intention to introduce significant and previously unknown information at a Board meeting.

4.           Responsibilities of Effective Communication

Each Director has the responsibility to:

(a)	participate fully and frankly in the deliberations and discussions of the Board;

(b)	encourage free and open discussion of the Company’s affairs by the Board;

(c)	establish an effective, independent and respected presence and a collegial relationship with other Directors;

(d)	focus inquiries on issues related to strategy, policy, and results;

(e)

respect the President and CEO’s role as the chief spokesperson for the Company and participate in external communications only at the request of, with the approval of, and in coordination with, the Chair and the President and CEO;

(f)	communicate with the Chair and other Directors between meetings when appropriate;

(g)	maintain an inquisitive attitude and strive to raise questions in an appropriate manner and at proper times; and

(h)	think, speak and act in a reasoned, independent manner.

5.           Responsibilities of Committee Work

Each Director has the responsibility to:

(a)	participate on committees and become knowledgeable about the purpose and goals of each committee; and

(b)	understand the process of committee work and the role of management and staff supporting the committee.

6.           Responsibilities of Knowledge Acquisition

Each Director has the responsibility to:

(a)	become generally knowledgeable about the Company’s business and its industry;

(b)	participate in Director orientation and education programs developed by the Company from time to time;

(c)	maintain an understanding of the regulatory, legislative, business, social and political environments within which the Company operates;

(d)	become acquainted with the senior officers and key management personnel; and

(e)	gain and update his or her knowledge about the Company’s facilities and visit these facilities when appropriate.

G.           Outside Consultants or Advisors

At the Company’s expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant’s or advisor’s fees and other retention terms.

Dated: February 27, 2012

BOARD OF DIRECTORS

CALENDAR OF ACTIVITIES

	Year				Budget/
Matter	end	Q1	Q2	Q3	strategy
Business to be conducted at each meeting:	X	X	X	X	X
• Approve minutes of previous meetings
• Review Action Items
• President’s Report: Operations, Corporate Development & Strategic Update
• Review of Financial Results Year to Date & Annual Forecast
• Approval of Audit Committee Report, Approval of Annual/Interim Financial Statements, MD&A and Press Release
• Investor Relations Report
• Approval of Stock Option Grants (as necessary)
• In-Camera Meeting of Independent Directors
Approve Reports and Recommendations from:	X	X	X	X	X
• Corporate Governance & Compensation Committee
• EHS Committee
Review of CEO Performance and Approval of Compensation for CEO and Senior Officers	X
43-101 Report (as necessary for material projects)	X	X	X	X	X
Approval of Annual Information Form	X
Approve Record Date and Date for Annual Meeting	X
Approval of Management Information Circular		X
• Approve Nominees for Directors and Appointment of Auditors
Appointment of Committees		X
Appointment of Officers		X
Director Education Sessions, as needed	X	X	X	X	X
Review Terms of Reference and Calendar of Activities				X

	Year				Budget/
Matter	end	Q1	Q2	Q3	strategy
Approve Strategic Plan					X
Approve Capital and Operating Budgets and Financial Plan					X
Risk Management Review					X
• Review of Delegation of Authority

EXHIBIT “II” TO SCHEDULE “I”

NOVACOPPER INC.
(the “Company”)

AUDIT COMMITTEE TERMS OF REFERENCE

A.          PURPOSE

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities, primarily through overseeing management’s conduct of the Company’s accounting and financial reporting process and systems of internal accounting and financial controls; selecting, retaining and monitoring the independence and performance of the Company’s external auditor, including overseeing the audits of the Company’s financial statements, and approving any non-audit services; and providing an avenue of communication among the external auditor, management and the Board.

B.          COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Board of Directors of the Company (the “Board”), at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members and the Chair of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

2.

The Committee shall consist of at least three members of the Board all of whom shall be independent as determined in accordance with applicable securities laws, rules, regulations and guidelines (“Securities Laws”).

3.

No member of the Committee may, other than in his or her capacity as a member of the Committee, the Board, or any other committee of the Board, accept directly or indirectly any consulting, advisory, or other “compensatory fee” (as such term is defined under applicable United States securities laws and stock exchange rules (collectively, the “U.S. Rules”)) from, or be an “affiliated person” (as such term is defined under applicable U.S. Rules) of, the Company or any subsidiary of the Company unless an exemption or exception under applicable U.S. Rules is available.

4.

No member of the Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years unless an exemption or exception under applicable U.S. Rules is available.

5.

All Committee members shall be financially literate. For this purpose, financial literacy shall mean the ability of a member to read and understand a set of financial statements that present a breadth and level of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member should have accounting or related financial expertise such that the member satisfies the definition of an “audit committee financial expert” under applicable U.S. Rules.

6.	If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7.	The Secretary of the Company shall be the secretary of the Committee, unless otherwise determined by the Committee.

8.

The Committee shall meet at least quarterly on such dates and at such locations as may be determined by the Chair of the Committee and may also meet at any other time or times on the call of the Chair of the Committee, the external auditors or any two of the other members.

9.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. The Committee may also act by unanimous written consent of its members.

10.

The external auditors or any two Directors may request the Chair to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such Directors, and may participate in such meeting.

11.

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12.

The Chair shall develop the Committee’s agenda, in consultation with the Chief Financial Officer and other members of management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13.

At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee shall, attend a meeting of the Committee. The external auditors shall receive notice of and have the right to attend all meetings of the Committee.

14.

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

15.

The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, independent counsel or other advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such independent counsel or other advisors, including sole authority to approve the fees and other retention terms for such persons.

16.

The external auditors shall have a direct line of communication to the Committee through the Chair and may bypass management if deemed necessary. The external auditors shall report to the Committee and are ultimately accountable to the Board and the Committee.

17.	The Committee, through its Chair, may contact directly the external auditors, the internal auditors, if any, and any employee of the Company as it deems necessary.

18.

The Company must provide appropriate funding, as determined by the Committee, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and (ii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee’s duties.

19.

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Company, to the Company’s legal counsel and to such other information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.

C.          ROLES AND RESPONSIBILITIES

The Committee’s principal responsibility is one of oversight. The Company’s management is responsible for preparing the Company’s financial statements and ensuring their accuracy and completeness and the Company’s external auditor is responsible for auditing and/or reviewing those financial statements. In carrying out its oversight responsibilities, the Committee is not required to provide any expert or special assurance as to the Company’s financial statements or any professional certification as to the external auditor’s work.

1.          Overall Duties and Responsibilities

The overall duties and responsibilities of the Committee shall be as follows:

a)	to assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company’s accounting principles, reporting practices and internal controls;

b)

to assist the Board in the discharge of its responsibilities relating to compliance with disclosure requirements under applicable Securities Laws, including approval of the Company’s annual and quarterly consolidated financial statements together with the Management’s Discussion and Analysis;

c)	to establish and maintain a direct line of communication with the Company’s external auditors and internal auditors (if any) and assess their performance;

d)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls; and

e)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

2.          Public Filings, Policies and Procedures

The Committee is charged with the responsibility to:

a)	review and approve for recommendation to the Board:

i)

the annual audited financial statements, with the report of the external auditors, the Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates;

	ii)	the unaudited interim financial statements, the Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates;

	iii)	financial information in earnings press releases;

	iv)	the annual information form;

	v)	prospectuses; and

	vi)	financial information in other public reports and public filings requiring approval by the Board;

and report to the Board with respect thereto;

b)

ensure adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess those procedures;

c)	review with management and the external auditors:

	i)	significant variances in actual financial results for the interim period from budgeted or projected results;

	ii)	any actual or proposed changes in accounting or financial reporting practices;

iii)	any significant or unusual events or transactions and the methods used to account for significant or unusual transactions where different approaches are possible;

iv)	any actual or potential breaches of debt covenants;

v)	the consistency of, and any changes to, accounting policies;

vi)	whether the Company has followed appropriate accounting standards and made appropriate estimates and judgments;

vii)	the presentation and impact of significant risks and uncertainties

viii)	the accuracy, completeness and clarity of disclosure in the Company’s financial reports and the context in which statements are made;

ix)

any tax assessments, changes in tax legislation or any other tax matters that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

x)

any litigation, claim or other contingency that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

xi)	all material information presented in the Management’s Discussion and Analysis;

xii)	material communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

xiii)	with the external auditors any fraud, illegal acts, deficiencies in internal control or other similar issues; and

xiv)	general accounting trends and issues of auditing policy, standards and practices which affect or may affect the Company;

d)

review with management and the external auditors any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company’s financial reporting or accounting policies.

3.          Internal Controls, Risk Management and Compliance

The duties and responsibilities of the Committee as they relate to the internal control, risk management and compliance are to:

a)

evaluate whether management is setting the appropriate “control culture” by communicating the importance of internal controls and the management of risk and ensuring that all employees have an understanding of their roles and responsibilities;

b)

review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to insurance, accounting, information services and systems and financial controls, management reporting, Code of Business Ethics and risk management;

c)	review compliance under the Company’s Code of Business Ethics;

d)	review any issues between management and the external auditors that could affect the financial reporting or internal controls of the Company;

e)	periodically review the Company’s accounting and auditing policies, practices and procedures and the extent to which recommendations made by the external auditors have been implemented;

f)	review annually the adequacy and quality of the Company’s financial and accounting staff, including the need for and scope of internal audit reviews;

g)

review annually with the external auditor any significant matters regarding the Company’s internal controls and procedures over financial reporting, including any significant deficiencies or material weaknesses in their design or operation, that have come to their attention during the conduct of their annual audit, and review whether internal control recommendations made by the auditor have been implemented by management;

h)

receive reports from management on assessment and management of financial risks and review major financial risk exposures and the guidelines and policies that management has put in place to govern the process of monitoring, controlling and reporting such exposures;

i)

review and recommend for approval by the Board the appointment of the Chief Financial Officer and review the appointment of any other key financial executives involved in the financial reporting process;

j)	establish procedures for:

	i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and

	ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

including, without limitation, a Whistleblower Policy;

k)	review any correspondence from regulators or government entities or other issues relating to compliance with laws or regulations that could have an impact on the Company’s financial condition;

l)	receive a report from management on the Company’s source deductions and other remittances under applicable tax or other legislation;

m)	review and approve related party transactions.

4.          External Auditors

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

a)

to be directly responsible for the appointment (subject to ratification by the shareholders of the Company), compensation, retention and oversight of the work of the external auditor and any other registered public accounting firm engaged (including resolution of disagreements between management and the external auditor or such public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

b)	the Committee shall oversee the selection process for new auditors and if an auditor resigns the Committee shall investigate the issues leading to this and decide whether any action is required;

c)	to oversee the relationship with the external auditor, including, without limitation:

i)

to (i) approve their terms of engagement for the annual audit and related fees, (ii) review any engagement letter issued at the start of each audit and review the scope of the audit; and (iii) and to assess fees for audit or non-audit services and ensure that the level of fees is appropriate to enable an adequate audit to be conducted;

	ii)	to approve the engagement of the external auditors for interim reviews and their remuneration for the interim reviews;

iii)

to assess annually their independence and objectivity taking into account relevant professional and regulatory requirements and the relationship with the auditor as a whole, including the provision of any non-audit services;

	iv)	to satisfy itself that there are no relationships (such as family, employment, investment, financial or business) between the auditor and the Company (other than in the ordinary course of business);

	v)	to review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditor of the Company;

vi)

to monitor the auditor’s compliance with relevant ethical and professional guidance on the rotation of audit partners, the level of fees paid by the Company compared to the overall fee income of the firm, office and partner and other related requirements; and

vii)

to assess annually their qualifications, expertise and resources and the effectiveness of the audit process which shall include a report from the external auditor on their own internal quality procedures.

d)	to review with the external auditors, upon completion of their audit and interim reviews:

	i)	the contents of their report;

	ii)	the scope and quality of the audit work performed;

	iii)	the adequacy of the Company’s financial and auditing personnel;

	iv)	the co-operation received from the Company’s personnel during the audit;

	v)	the internal resources used;

	vi)	any significant transactions outside of the normal business of the Company;

	vii)	any significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles and management systems;

	viii)	the quality, acceptability and integrity of the Company’s accounting policies and principles;

	ix)	the non-audit services provided by the external auditors;

	x)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

	xi)	the management letter and management’s response to the external auditor’s findings and recommendations.

and report to the Board in respect of the foregoing and on such other matters as they consider necessary;

e)

to implement structures and procedures to ensure that the Committee meets with the external auditors on a regular basis in the absence of management in order to review any difficulties encountered by the external auditors in carrying out the audit and to resolve disagreements between the external auditors and management; and

f)	to pre-approve the retention of the external auditor for any non-audit service and the fee for such service.

The Committee may satisfy the pre-approval requirement in subsection (f) if:

i)

the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the services are provided;

ii)	the services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii)

the services are promptly brought to the attention of the Committee and are approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services provided that the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.

Approved: February 27, 2012

APPENDIX A

AUDIT COMMITTEE CALENDAR OF ACTIVITIES

Agenda Item	Q1	Q2	Q3	Q4
Approve minutes of last meeting	X	X	X	X
Public Filings, Policies and Procedures
Receive a report on:	X	X	X	X
• results for the applicable period with variances from budget and projections
• critical accounting policies, significant estimates, alternative treatments of financial information and material communication between management and external auditor
• any changes in accounting policies, trends or practises or financial reporting requirements that may affect the financial statements
   •    the (i) tax assessments, changes or other tax issues;
         and (ii) any material pending or threatened litigation,
         claims and assessments that could have a material
impact on the Company’s financial position
• presentation, impact of or changes to significant risks and uncertainties
• any actual or potential breaches of debt covenants
Review issues relating to and accounting for:	X	X	X	X
• asset retirement obligations
• derivatives (including options)
• inventory valuation
• impairments
Review any correspondence from securities regulators or other agencies regarding financial reporting or accounting policies	X	X	X	X
Review financial statement certification process and disclosure controls and procedures.	X	X	X	X
Review the annual financial statements and the auditor’s report thereon and related MD&A and press release and recommend approval of such documents to the Board.	X

Agenda Item	Q1	Q2	Q3	Q4
Review the annual information form and other annual public information documents	X
Review interim financial statements and MD&A and the auditor’s report thereon and recommend approval of the interim financial statements and MD&A to the Board.		X	X	X
Internal Controls and Risk Management Systems
Review any reports under the Whistleblowing Policy	X	X	X	X
Review any new appointments to senior positions with financial reporting responsibilities.	X	X	X	X
Review adequacy of financial and accounting staff	X	X	X	X
Review hedging and credit programs and policies	X	X	X	X
Review external auditor’s significant audit findings and management’s responses to suggestions made	X
Obtain assurance from the external auditor regarding the overall control environment and the adequacy of accounting system controls.	X
Receive report on risk assessment and risk management				X
Review insurance programs				X
Review compliance under the Code of Business Ethics				X
External Auditors
Receive report on audit/interim reviews from external auditor	X	X	X	X
Discuss in private with the external auditor matters affecting the conduct of their audit, interim reviews and other corporate matters.	X	X	X	X
Review and approve engagement of the external auditor for non-audit services.	X	X	X	X
Approve the engagement of the external auditor for the interim reviews and related fees	X
Approve the appointment of the external auditor for approval by the shareholders (subject to ratification by the shareholders of the Company)	X

Agenda Item	Q1	Q2	Q3	Q4
Assess independence of external auditor. Ensure rotation of lead or coordinating audit partner having primary responsibility for the audit as required by law.				X
Review the audit plan with the external auditor and recommend the audit fees for approval by the Board				X
Governance Matters
Review key finance polices, as required.	X	X	X	X
Review Audit Committee Terms of Reference.			X
Compliance with Laws and Regulations
Review any instances of fraud or illegal activities	X	X	X	X
Receive report on source deductions and other remittances	X	X	X	X
Review any compliance issues that could impact financial statements	X	X	X	X